082-03876

umicore
materials for a better life



Report to Shareholders and Society

dlw 4/23 2008

2008 Report to shareholders and society

Economic Report p. 8

Environmental Report p. 40

Social Report p. 62

Financial statements p. 85

Governance Report p. 138

What we believe

We believe that materials have been a key element in furthering the progress of mankind, that they are at the core of today's life and will continue to be enablers for future wealth creation.

We believe that metal related materials have a vital role, as they can be efficiently and infinitely recycled, which makes them the basis for sustainable products and services.

We want Umicore to be a leader in providing and creating material based solutions which contribute to improvements in the quality of life.

We are committed to the growth of our business through the competence of our people, excellence in operations and technological innovation.

We recognize that our commitment to financial success must also take into account the broader economic, environmental and social impact of our operations.

We subscribe to the following principles in our pursuit of sustainable development:

- We integrate sustainable development considerations within the corporate decision-making process.
- We implement risk management strategies based on valid data and sound science.
- We seek continual improvement of our environmental performance.
- We actively participate in the management and remediation of risks that are the result of historical operations.
- We facilitate and encourage responsible design, use, re-use, recycling and disposal of our products.
- We engage with our stakeholders and implement effective and transparent communication and independently verified reporting arrangements.
- We strive to be a preferred employer of both current and potential employees.
- We uphold fundamental human rights and respect those rights in conducting the Group's operations throughout the world.

We hold the values of openness, respect, innovation, teamwork and commitment to be crucial to its success. We promote these values and ensure that deficiencies in living up to these values are addressed in an appropriate way.

Excerpt from **"The Umicore Way"**

Who we are

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units, be it in products that are essential to everyday life or those at the cutting edge of new technological developments.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference. Umicore generates approximately 50% of its revenues and spends approximately 80% of its R&D budget in the area of clean technology, such as emission control catalysts, materials for rechargeable batteries and photovoltaics, fuel cells, and recycling.


application know-how
metals
chemistry material science metallurgy
material solutions
recycling

The Umicore approach to materials technology

We are a member of the World Business Council for Sustainable Development. We are part of the FTSE4Good Index, have been awarded a "best in class" rating by Storebrand Socially Responsible Investments and are part of the Kempen / SNS Smaller Europe SRI Index.

About this report

This report covers Umicore's operations for the financial / calendar year 2008. No major changes of scope took place in 2008 and the data in the report is readily comparable with that of 2007. At the beginning of 2008, Umicore set out to further improve its sustainability reporting and to move from C+ level reporting to a B+ level. The relevance of all additional indicators was discussed internally in a steering group chaired by the Chief Executive Officer. Other additional information includes a summary of Umicore's approach to economic, environmental and social management. These elements have been provided on Umicore's website (www.sustainabledevelopment.umicore.com) and should be considered as part of this report.

The economic scope of the report covers all fully consolidated operations. In addition, the contributions of all associate and joint venture companies are included in the financial reporting. Ownership details of fully consolidated companies, associates and joint ventures can be found in the notes to the financial statements. Dialogue with financial analysts and investors results in ongoing adaptations to the economic and financial metrics published.

During 2005 we completed a process to set out our sustainable development approach. This process involved setting five group objectives for both environmental and social performance for the period 2006-2010 which, combined with our 'traditional' economic report, form the basis of this Report to Shareholders and Society and the previous reports for 2005, 2006 and 2007. The objectives were established through a process of broad internal and external consultation that included dialogue with external experts and managers from the different business segments, while also taking into consideration the views of other stakeholders such as environmental groups and various local, national and regional authorities. The data for the environmental and social performance indicators, which are linked to the various objectives, are collected through our environmental and social data management systems. The scope of the environmental and social objectives and indicators, along with a discussion of the progress made in 2008, are reported between pages 40 and 83.

The key social elements of the report are presented to the international trade unions during the joint monitoring committee in March, while the entire document is presented to shareholders at the Annual General Meeting in late April and to a more diverse group of stakeholders afterwards.

The financial statements and notes have been audited by PriceWaterhouseCoopers while assurance regarding the sustainability elements has been provided by ERM Certification and Verification Services. The third-party statements can be found on page 136 to 137 of the report. The report was published on-line on 6 April 2009.

The guiding document for our sustainable development approach is The Umicore Way. This sets out the Group vision and the values we seek to promote. We have also developed a comprehensive framework for ethical business practice through our Code of Conduct and a Corporate Governance Charter which set out our management philosophy and governance principles. These documents are available on our website www.umicore.com.



Message to shareholders and society

The world's economic landscape underwent a seismic shift during 2008. The crisis in the world's financial systems created shockwaves that reverberated through the general economy and the cracks that started to manifest themselves in the middle of 2008 are widening further as we progress through the first part of 2009. The depth and extent of the current crisis is, at present, impossible to gauge but it is clear that the challenges to the world's economy are among the most significant that we have faced in many decades. All is not doom and gloom, however. The current crisis offers citizens and policy makers alike the chance to make bold decisions for our collective future, particularly on environmental matters such as tackling climate change. With vision and determination, threat can often be transformed into opportunity. Our challenge at Umicore in the coming months and years will be to safely guide the company through this turbulence and to emerge stronger and in an even better position to contribute to a more sustainable world.

The overall financial performance for our Group in 2008 was similar to the outstanding levels of 2007. In terms of overall segment contributions the performance of the Precious Metals Services business was a particular highlight, generating extraordinary returns in what were highly supportive market conditions for the recycling and trading activities. In the product businesses there was a stark contrast between the exceptionally strong first half year and a second half when the weakening global economy and customer de-stocking started to have a negative impact on our performance. This negative impact was felt most acutely in the fourth quarter, particularly in our Automotive Catalyst business unit. We have a broad and balanced portfolio of activities and certain drivers such as environmental legislation shape the longer-term growth profile of our business. However, in the short-term, volumes and prices for our products remain the key components of our profitability and with demand slipping in almost all end-user industries it is impossible to escape unscathed. The year 2009 will therefore be a challenging year, especially given our exposure to the automotive, electronics and construction segments, markets which have been hit hard by the economic crisis.

Faced with the contraction in market demand we initiated measures to reduce our cost base towards the end of 2008. In this context we reduced the workforce in some business areas and used the flexibility of temporary closures in some plants to reduce expenditures for a limited period. These workforce reductions have been done in a responsible manner, with the business units themselves deciding on the requisite measures depending on the demand situation in their specific markets, rather than through wholesale restructuring measures. A significant portion of our cost base is linked to technology developments and the skills, competences and ingenuity of our people that make breakthroughs possible. We are determined to safeguard such efforts and retain as many of our technological competences in-house as possible – this is the lifeblood of our company in the medium and longer term.

Our balance sheet remains in very good health. At the end of 2008 our level of debt was low, with a significant portion of the debt secured in longer term financing arrangements. This will provide us with a high level of security relative to many competitors in what promises to be a challenging 2009. Our current financial strength is no reason for complacency, however. We will be keeping our focus on cash flow management to ensure that we can continue funding our most important development efforts. Although we have cut back on some investment projects which are not essential in the shorter term, we remain committed to a number of investments which are of key importance in positioning Umicore for longer term growth. The ability to complete these investments – combined with continued research and developments efforts – will be determining factors in Umicore being present in exciting areas for new materials and applications, particularly those linked to "clean" technologies.

In terms of environmental performance we had a mixed year in 2008. Energy consumption, greenhouse gas emissions and water consumption increased compared to 2007, the

increases being explained largely by an enhanced reporting scope. Despite good progress being made in many sites, there was a less satisfactory performance in terms of metal emissions to water and air and the overall production of hazardous waste. Although the increase in waste generation is partly linked to specific one-off factors in 2008 we will work harder to make further progress in these areas. Good progress was made in the area of occupational health, particularly regarding the workplace exposure to the metals and materials that we produce. In contrast, the safety performance was unsatisfactory. Accident frequency stagnated and accident severity worsened somewhat in 2008 with both metrics falling short of the improvement targets for the year. For some time now we have not been making as much progress as we would have liked on workplace safety, despite strenuous efforts through the Group. Regaining momentum in this area will be one of our top priorities for 2009 and beyond. A specific task force has been set up to identify ways in which further progress can be made with a specific remit to trial innovative methods and to encourage the sharing of best practices through the Group. In 2008 we continued to make good progress towards our 2010 environmental and social objectives. In 2009 we will start to refine our thinking around the scope and scale of a new set of objectives for beyond 2010.

This report represents a balanced and reasonable presentation of our organization's economic, environmental, and social performance for 2008 and forms the basis for taking our engagements to the next level in 2009. We believe that it offers the reader insight into the areas where we have made progress and those where we must make further efforts in the future. We have prepared this report in accordance with the GRI Guidelines Version 3 (G3) and, as previously indicated, have made further additions and improvements compared to previous reports which we hope will add to your understanding of Umicore.

At Umicore, 2008 saw the end of an era with Karel Vinck retiring as Chairman in November. As the new Chairman and CEO we will be inspired by Karel's example in our way of working together. The management will continue to be given ample flexibility and room to conceive and implement strategy and to manage the business. In turn, the Board will continue to play a full role in guiding and monitoring the management team as it faces a new set of strategic challenges and opportunities.

We would like to take this opportunity to extend our thanks and appreciation to Umicore's employees for their commitment in 2008. We continue to place primary importance on the relationship we have with our employees and our other stakeholders. The way in which we harness the feedback we receive from these relationships plays a key role in our learning experience as an organization. To that end we have actively sought in 2008 increased levels of feedback through different forums for example with the international trade unions, suppliers, the broader financial community and with civil society.

Marc Grynberg

Chief Executive Officer

Thomas Leysen

Chairman

Highlights of 2008

Economic Report

- Recurring EBIT at similar levels to 2007 but business slowed markedly in the fourth quarter
- R&D spend of € 166 million, equivalent to 7 % of revenues

Environmental Report

- Environmental performance falls short of expectations
- Progress in reaching environmental objectives on track

Social Report

- Further progress in reaching social objectives
- Break-through plan to improve safety performance

Governance Report

- Smooth succession for Chairman and CEO

Karel Vinck joined Umicore as Chief Executive Officer at the end of 1994. At that moment, Umicore – or Union Minière as it was then known – was able to look back on a rich past but faced an uncertain future.

Karel Vinck immediately sensed that what the group really needed, was a breakthrough programme. He was able to mobilise the company for a better future, using his enormous power of conviction, his personal credibility and his undeniable courage. As Chairman since 2000, Karel actively supported the transformation of Union Minière – a metals producer – into Umicore – a materials technology group.

Karel Vinck was a great Chairman, not only because of his strategic insight and his experience as captain of industry, but first and foremost because of his human qualities, his openness to dialogue at all levels of the company, as well as his warm and personal style. Those qualities allowed him to win the respect, confidence and affection of everyone at Umicore.

Karel joined Umicore when it was still deeply marked by its roots in the 19th century. Fourteen years later, Karel said goodbye to Umicore, which has since turned into a global leader, fit for the 21st century.



Key figures(1)

(in million €)

	2004	2005	2006	2007	2008
Turnover	5,685.0	6,566.5	8,205.7	8,309.9	9,168.6
Revenues (excluding metal)	1,692.9	1,725.0	1,685.4	1,910.0	2,123.6
EBITDA	441.4	390.1	470.9	528.8	488.8
Recurring EBIT	280.3	233.1	329.2	359.1	355.3
of which associates	31.1	34.0	38.2	26.8	32.0
Non-recurring EBIT	(10.8)	(40.3)	(9.3)	(28.6)	(104.1)
IAS 39 effect	0.0	(9.1)	(6.3)	4.0	(3.6)
Total EBIT	269.5	183.7	313.6	334.4	247.7
Recurring EBIT margin (%)	14.7	11.5	17.3	17.4	15.2
Net recurring consolidated profit, Group share, without discontinued operations	174.3	151.5	218.3	225.7	222.5
Result from discontinued operations, Group share	21.3	20.8	(19.4)	425.8	(0.6)
Net consolidated profit, Group share, with discontinued operations	177.9	142.2	195.8	653.1	121.7
Capital expenditure	145.6	144.6	108.2	152.9	216.0
Net cash flow before financing	118.7	133.1	(213.3)	778.6	195.3
Total assets of continued operations, end of period	2,833.6	2,936.9	3,775.9	3,220.8	3,024.9
Group shareholder's equity, end of period	935.0	971.1	939.0	1,491.2	1,290.7
Consolidated net financial debt of continued operations, end of period	437.6	509.5	773.1	168.0	328.6
Gearing ratio of continued operations, end of period (%)	25.4	33.4	43.9	9.9	19.8
Capital employed, end of period	1,769.1	1,788.4	1,752.4	1,878.0	1,897.8
Capital employed, average	1,836.1	1,713.6	1,714.2	1,820.8	1,989.8
Return on Capital Employed (ROCE) (%)	15.3	13.6	19.2	19.7	17.9
Workforce, end of period	14,026	14,142	13,932	14,844	15,447
of which associates	4,131	4,314	4,879	5,018	5,334

Per data share can be found on page 12-13.

(1) The key figures have been adjusted for discontinued items for the year prior to the discontinuation. This means that 2006 data (but not data from previous periods) has been adjusted for the discontinuation of the Zinc Alloys activities in 2007. Similarly, 2004 data (but not data from 2003) has been adjusted for the discontinuation of the Copper activities in 2005.

Key economic indicators

EPS & dividend (in €)



2004 2005 2006 2007 2008
Basic adjusted EPS
of which gross dividend, proposed

Recurring EBIT & ROCE (in million €)



15.3
13.6
19.2
19.7
17.9
280.3
233.1
329.2
359.1
355.3
2004 2005 2006 2007 2008
Recurring ROCE (in %)
Recurring EBIT

EBIT & EBITDA (in million €)



441.4
390.1
470.9
528.8
488.8
2004 2005 2006 2007 2008
EBITDA
of which EBIT

Key environmental indicators

Input materials Umicore



Primary materials
Secondary materials
Recycled materials

Group Environmental Objectives 2006-2010
Overview status 2008
obj 1-4: as a % of total n° of sites;
obj 5: as a % of total n° of data sets



Objective met
Actions ongoing
Actions yet to start

Metal emissions to water and air (kg/year)



Metals to water
Metals to air
2007
2008

Key social indicators

Geographical spread of umicore's workforce



Europe
North America
South America
Asia-Pacific
Africa

Overview Group Social Objectives 2006-2010
Overview status 2008



Objective met
Actions ongoing
Actions yet to start

Accident Frequency Rate Umicore Group



Target
Accident Frequency Rate Umicore Group

Analysis

18% Return on Capital Employed

Revenues exceded € 2 billion for the first time

Strong balance sheet with net debt at € 329 million

Further progress in reaching **social and environmental objectives**

Safety performance falls short of target

Economic and financial review(1)

Revenues

Revenues


Advanced Materials
Precious Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
Corporate not included


(in million €)
14.7
11.5
17.3
17.4
15.2
5,685.0
6,566.5
8,205.7
8,309.9
9,168.6
2004
2005
2006
2007
2008
Recurring EBIT margin (in %)
Turnover
Revenues (excluding metal)

Revenues increased by 10% compared to 2007. This was primarily the result of the full-year inclusion of the activities acquired from Delphi Corporation at the end of the third quarter of 2007. The recurring EBIT margin (revenues / recurring EBIT of fully consolidated operations) fell year-on-year, with the decrease being concentrated in the second half of the year.

The increase in turnover (which includes metals) was in line with the increase in revenues as metal prices on average were at similar levels in 2008 compared with 2007. For Umicore, revenue is a more meaningful metric of "top-line" performance than turnover as it excludes the impact of any metal price fluctuations.

Recurring EBIT

EBIT, Recurring


Advanced Materials
Precious Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
Corporate not included


(in million €)
280.3
233.1
329.2
359.1
355.3
2004
2005
2006
2007
2008
Recurring EBIT
of which fully consolidated entities

Recurring EBIT was 1% below 2007. The Precious Metals Services business experienced an exceptionally strong year with recurring earnings up by 37%. This was the result of the confluence of excellent supply, high metal prices and outstanding trading opportunities. Advanced Materials and Zinc Specialties both grew strongly in 2008, recording 14% and 9% growth respectively.

The Precious Metals Products and Catalysts business experienced a difficult second semester and as a result recurring earnings for the year fell by 35%.

Capital employed

Capital employed, average


Advanced Materials
Precious Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
Corporate not included


(in million €)
15.3
13.6
19.2
19.7
17.9
1,836.1
1,713.6
1,714.2
1,820.8
1,989.8
2004
2005
2006
2007
2008
Return on Capital Employed (ROCE), recurring (in %)
Capital employed, average

Year-end capital employed was at a similar level to the end of 2007. Average capital employed, however, was 10% higher, largely reflecting the high level of business activity and the impact of very high metal prices on working capital requirements in the first half of the year. The fall in metal prices and lower levels of business activity in the second half led to a reduction in working capital while impairments on inventories and financial assets at year-end also reduced capital employed.

The combination of stable earnings coupled with the increase in average capital employed meant that return on capital employed reached 17.9% in 2008 compared to 19.7% in 2007.

(1) Data in all charts except net financial debt has been adjusted for discontinued items for the year prior to the discontinuation. This means that 2006 data (but not data from previous periods) has been adjusted for the discontinuation of the Zinc Alloys activities in 2007. Similarly, 2004 data has been adjusted for the discontinuation of the Copper activities in 2005.

EBIT, EBITDA & non-recurring elements

EBITDA

Total EBIT of € 247.7 million was negatively impacted by combined non-recurring elements of € -107.7 million. The bulk of this amount was non-cash in nature and linked to the impairment of both the value of Nyrstar shares held by Umicore and various permanently tied-up metal inventories at year-end. Full details on the non-recurring results can be found in the notes to the financial statements on page 100. Depreciation charges on fixed and intangible assets totalled € 113.4 million, the same level as in 2007.

Although some new investments were completed in 2008 the impact of these on depreciation was offset by various asset sales and impairments. In addition to depreciation, all other non-cash items such as impairments and provisions are added back to constitute EBITDA. In 2008 these totalled € 127.8 million. Overall EBITDA declined by 8% compared with 2007.


Advanced Materials
Precious Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
Corporate not included


(in million €)
441.4
390.1
470.9
528.8
488.8
2004
2005
2006
2007
2008
EBITDA
of which total EBIT

Capital expenditure & acquisitions

Capital expenditure

Capital expenditures were more than 40% higher than in 2007.

The most significant increases took place in Precious Metals Products and Catalysts, primarily as a result of capability and technology investments for the Automotive Catalyst business around the world. Investments were also well up in Advanced Materials as a result of the investments in new generation lithium ion battery materials production in Asia and in Precious Metals Services where the investment in the new pre-concentration plant in Hoboken was completed. At Group level, some 50% of the total capital expenditures were for growth projects.


Europe
North America
South America
Asia-Pacific
Africa


(in million €)
2004
2005
2006
2007
2008
Capital expenditure

Financial cost & taxes

The recurring tax charge for the period of € 73.1 million corresponded to an overall effective recurring tax rate of 27.0% on recurring pre-tax consolidated income, a slightly lower level than in 2007. The total tax charge for the period was € 67.2 million, some € 10 million higher than in 2007.

This increase was due to a higher total level of taxation on various non-recurring items. Net financial charges were higher than 2007 as a result of higher interest payments, net exchange rate losses and non-cash charges related to the discounting rates applied to long-term provisions.

Net interest payments increased as a result of lower interest received from cash deposits and a broader spread of the company's debt in non-euro currencies with higher interest rates.


20.9
21.4
25.8
28.7
27.0
4.3
4.5
5.1
5.8
2004
2005
2006
2007
2008
Effective tax rate (in %)
Average weighted interest rate (in %)

Cashflow break-down (in million €)


500
400
300
200
100
0
-100
-200
-300
-400
-500
-168
+ 429
+ 17
+ 51
-17
-216
-76
-35
-75
-239
-329
Net debt at 31/12/2007
Operating cash flow
Change in working capital
Disposals
Acquisitions
Capex
Taxes
Financial charges
Dividends
Net share buy-backs
Net debt at 31/12/2008

Umicore generated strong operating cash flows during 2008. The net operating cash flow was € 370.3 million. Working capital requirements decreased by some € 17 million with a significant increase in the first half offset by reductions in the second half that were due primarily to falling metals prices.

The cash outflow includes all standard elements such as capital expenditure, acquisitions, dividends and taxes as well as € 239 million of net share buy-backs. By the end of 2008 Umicore had completed 85% of a € 400 million buy-back programme that was initiated in late 2007.

Net debt evolution

Gross debt


17%
25%
14%
Bonds (maturity 2012)
Long-term loan (maturity 2013)
Revolving credit facility (maturity 2011-2013)
Commercial paper
Other bank facilities


(in million €)
1,200
1,000
800
600
400
200
0
43.9
33.4
25.4
139.7
100.3
19.8
9.9
2004
2005
2006
2007
2008
Net debt/ (net debt + equity), end of period (in %), continued
Securitisation, excluded from net debt before 2006
Consolidated net financial debt, end of period, continued

The net financial debt at the end of 2008 stood at € 328.6 million.

This was above the exceptionally low levels seen at the end of 2007 when the company had received significant cash proceeds from the IPO of Nyrstar.

Equity decreased somewhat due to the impact of the share buy-backs and various fair value movements. The end-of-year gearing ratio was slightly below 20%, a ratio that management deems to be very healthy.

More than two-thirds of the debt was either medium or long term in nature with maturity dates between 2011 and 2013. Only half of the syndicated credit facility was in use at the end of 2008.

Distribution of economic benefits

Of Umicore's total consolidated turnover, the most significant portion was used to secure the metal component of raw materials. After substracting other raw materials costs, energy-related costs and depreciation, the remaining economic benefits available for distribution stood at € 851.6 million.

The biggest portion was distributed to employees in the form of salaries and other benefits. Umicore paid taxes to the governments and authorities where it operates and also repaid interest to its creditors.

Gross dividends paid to shareholders stayed at approximately the same level as in 2007 (€ 73 million) assuming that the proposed dividend of € 0.65 per share is accepted by the shareholders at the Annual General Meeting at the end of April 2009. In the graphics, benefits to shareholders do not include a gross amount of € 247 million effectively returned to shareholders by way of the share buy-back operations during the year.

The company put some € 48.8 million of the economic benefits back into the company in the form of retained earnings. This figure deducts the proposed 2008 dividend to be paid and booked in 2009 (adjusted for treasury shares and cancellations to end February 2008) instead of the actual 2007 dividend paid and booked in 2008 and therefore is somewhat different from the official retained earnings to be found in the balance sheet at the end of 2008. The figure also deducts the net cash outflow spent on share buy-backs. Umicore spent some € 1.5 million on charitable donations.

The bulk of employee benefits were in the form of salaries, with the balance being in the form of national insurance contributions, pensions and other benefits. Employee benefits are only reported for fully consolidated entities and therefore cannot be readily compared with total headcount figures, which include associate companies. A full breakdown of employee numbers by region and by category can be found on page 66-67.


Turnover (including contribution from associates)
Metals cost
Water, gas & electricity cost
Other raw materials cost
Depreciation & impairments
Other costs (net)
Economic benefits
7,045.0 (76.8%)
87.9 (1.0%)
633.9 (6.9%)
168.4 (1.8%)
390.1 (4.3%)
851.6 (9.3%)
Economic benefits €851.6
(in million €)
Taxes
Creditors
Minority Shareholders
Shareholders (dividends only, excluding share buybacks)
Retained by the company
Donations & charitable contributions
Employee compensation & benefits
6.2 (0.7%)
73.9 (8.6%)
31.7 (3.7%)
48.8 (5.7%)
1.5 (0.2%)
80.6 (9.5%)
610.0 (71.6%)
Employee Compensation & Benefits €610.0
(in million €)
Employee salaries
National insurance contributions
Pensions & other benefits
478.1 (78.4%)
23.5 (3.9%)
108.3 (17.8%)


Turnover (split by destination, excluding Precious Metals Management)
21%
Geographically
Europe
North America
South America
Asia-Pacific
Africa
Taxes (consolidated companies only)
8%
65%
Geographically
Europe
North America
South America
Asia-Pacific
Africa
Employee Compensation & Benefits (consolidated companies only)
4%
Geographically
Europe
North America
South America
Asia-Pacific
Africa

Share information

Dividends[1][2]

If the appropriation of profit proposed to shareholders is approved, a gross dividend of € 0.65 per share will be paid for the financial year 2008. Dividends will be paid out from 6 May 2009 at the branches of the following institutions:

- Fortis Bank
- ING
- Bank Degroof
- Dexia Bank
- KBC Bank
- Petercam S.A.


(in €)
2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
1.41
1.21
1.73
1.80
1.93
2004
2005
2006
2007
2008
EPS adjusted, basic
of which dividend (proposed)

Capital structure

In February 2008 the company completed a one-for-five stock split, with the number of shares increasing from 25 million to 125 million. On 9 December 2008 the company cancelled 5 million shares, thereby bringing the total number of shares outstanding to 120 million.

Umicore bought back € 247 million worth of its own shares in 2008 as part of a €400 million share buy-back programme initiated in late 2007. During the year 643,925 treasury shares were used in the context of the exercise of stock options. At year-end the company held 7,757,722 of its own shares, corresponding to 6.47% of the total shares outstanding.

Share price & trading volumes[1]


40
35
30
25
20
15
10
5
0
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009
j f m a m j j a s o n d j f
Umicore share price
Bel 20 index (indexed)
Dow Jones Specialty Chemicals index (indexed)
Umicore yearly / monthly average daily trading volume (only January and February in 2009)

Key figures per share [1]

(in €/share)

	2004	2005	2006	2007	2008
EPS excluding discontinued operations [2]					
EPS, basic	1.27	0.97	1.70	1.81	1.06
EPS, diluted	1.22	0.95	1.67	1.79	1.05
EPS adjusted, basic	1.41	1.21	1.73	1.80	1.93
EPS adjusted, diluted	1.36	1.19	1.70	1.78	1.91
EPS including discontinued operations					
EPS, basic	1.44	1.14	1.55	5.21	1.06
EPS, diluted	1.39	1.11	1.52	5.15	1.05
Gross dividend [3]	0.33	0.37	0.42	0.65	0.65
Cash flow before financing, basic	0.96	1.06	(1.69)	6.22	1.69
Total assets of continued operations, end of period, basic	22.92	23.33	29.79	26.82	26.95
Group shareholder's equity, end of period, basic	7.56	7.71	7.41	12.42	11.50
Share price [4]					
High	12.15	19.97	26.00	36.53	37.10
Low	8.17	11.31	19.09	23.72	10.27
Close	11.97	19.92	25.80	34.00	14.07
Average	9.62	14.81	22.74	30.65	26.55

Capital structure

	2004	2005	2006	2007	2008
Number of shares [1][5]					
Total shares outstanding, end of period	127,274,375	129,055,250	130,050,125	130,986,625	120,000,000
of which registered shares	31,115	37,995	89,334	149,919	204,160
of which treasury shares	3,658,435	3,155,485	3,304,260	10,911,770	7,757,722
Average number of shares, basic EPS	123,307,955	125,073,349	126,469,895	125,233,789	115,263,300
Average number of shares, fully diluted EPS	128,111,169	127,574,880	128,750,009	126,850,152	116,259,507
Capital, end of period (in million €)					
Issued capital [6]	563.2	459.7	463.2	466.6	500.0
Group shareholder's equity	1,236.9	971.1	939.0	1,490.8	1,290.7
Market capitalisation	1,762.8	2,570.8	3,355.3	4,453.5	1,688.4
Shareholder base, end of period (%)					
Umicore (treasury shares)	2.87	2.45	2.54	8.33	6.46
Threadneedle Asset Management	-	-	-	-	3.47
Barclays Bank PLC	-	-	-	-	3.19
Schroders	-	5.16	-	-	-
Fidelity	6.06	4.98	-	-	-
Parfina - Banque Degroof	-	3.12	3.10	3.46	3.19
Merrill Lynch	-	3.10	-	-	-
Suez	0.54	-	-	-	-
Free float	100.00	100.00	100.00	100.00	100.00

(1) All data per share and the number of shares have been adjusted for the share split of 5:1, which took place on 29 February 2008.
(2) EPS data has been adjusted for discontinued items for the year prior to the discontinuation. This means that 2006 data (but not data from previous periods) has been adjusted for the discontinuation of the Zinc Alloys activities in 2007. Similarly, 2004 data (but not data from 2003) has been adjusted for the discontinuation of the Copper activities in 2005.
(3) For those investors subject to Belgian witholding tax, the gross dividend is subject to a 25% witholding tax (reduced to 15% on presentation of VVPR strips). The 2008 dividend assumes acceptance by the shareholders of the Board's proposal of a gross dividend of € 0.65 per share.
(4) Share prices for 2005 and before have been restated to take account of the Cumerio demerger.
(5) In 2007 Umicore carried out capital increases amounting to a total of 936,500 shares created as a result of the exercise of stock options with linked subscription rights. All remaining subscription rights were cancelled in late 2007. In the years 2002 to 2006 Umicore carried out a number of capital increases as a result of: an equity offering in November 2003; the exercise of stock options with linked subscription rights, the conversion of options in the ESOP 1999 plan into ordinary shares.
(6) In 2005 the issued capital was adapted following the demerger of Cumerio and the incorporation of share premiums.

Research & Development

The transformation of Umicore from a capital-intensive metals refiner into a materials technology company has fundamentally changed the R&D investment profile of the group. Overall R&D expenditure in 2008 rose by 33%, reaching the equivalent of more than 7% of revenues. Of the total spend of € 166 million, € 16 million was spent at associate companies and € 15.5 million was spent on long term projects at corporate level.

As all of Umicore's businesses share their focus on the technology of materials and closing the materials loop, the business unit-specific R&D operations – which are fully integrated in these units – are supported by an R&D unit at Group level which has set up **core technology platforms** to maximize coherence and synergies among the different businesses:

The **Recycling & Extraction Technology** platform focuses on the development of metallurgical processes to close the materials loop and improve the throughput of metals. Highlights in this platform in 2008 include the development of advanced systems to generate ultra-high-temperature flames for the heating of conversion furnaces.

The **Fine Particle Technology** platform develops micron- and nano-sized materials for specific applications. In 2008, the transfer of manufacturing technology of nano-sized zinc oxides to the related business unit was completed.

Scientific & Technical Operations Support provides support in developing state of the art lab- and pilot installations and research methods. In 2008, the Advanced Research Methods team was able to double its virtual experimentation capacity.

EHS Scientific Competences underpins Umicore's scientific and technological work related to its Environment, Health & Safety (EHS) policies, especially in the context of tighter regulation of materials and chemicals. **Analytical Competences** finally, provides analytic services. Both platforms help facilitate the market introduction of Umicore products.

Key Innovation Performance Indicators (KIPI's) were introduced in 2008 and the collaboration with universities as well as research service partnerships with selected companies were enhanced. The Umicore Scientific Awards for external PhD (Nicolas Marion, N-Heterocyclic carbenes as supporting ligands in homogeneous catalysis) and Master thesis work were granted for the second time. The internal innovation excellence was documented through the first edition of the Umicore Innovation Awards.

Clean Technologies

Umicore in recent years has focused its R&D on "clean technologies" to optimize the use of rare and valuable materials and to reduce environmental impact: "Less is more". Some 80% of its R&D expenditure is currently dedicated to projects in this field which can be grouped in three categories:

"Energy solutions" focuses on materials for storing and producing energy in a sustainable manner. Umicore is a world leader in the production of germanium substrates, the building blocks of high efficiency solar cells which today are used in space applications primarily. In 2008, Umicore decided to invest in a doubling of its germanium substrate production capacity to capture the expected rapid growth of the terrestrial photovoltaic market. Using concentrator technology - relying on a set of mirrors or lenses to focus the sunlight on tiny solar cells - germanium-based solar cells become in certain conditions more cost-effective than traditional, but less efficient, silicon-based photovoltaics.

Umicore is also building the production capabilities to make cathode materials for lithium-ion rechargeable batteries for use in new applications such as hybrid electric vehicles. Umicore also focuses on the development of electro-catalyst materials for use in fuel cells which emit only water vapour. This development is partly conducted through SolviCore, a 50/50 joint-venture with Solvay.

"Environmental solution" technologies mitigate the impact on the environment. Examples include Umicore's automotive catalysts – porous structure coated with precious metals solutions which react with the exhaust gases, rendering them harmless - and platinum-engineered materials such as the N_2O abatement catalyst, which help cut the emission of greenhouse gases from the fertilizer industry.

"Recycling solutions" spans Umicore entire range of activities, addressing resource scarcity and emissions by closing the materials loop and steadily decreasing the use of primary materials. Umicore, for example, operates the world's largest recycler of precious metals, recovering 17 metals – including 7 precious metals – from more than 350,000 tonnes of raw materials (by products from other non-ferrous metals refiners, spent automotive and industrial catalysts and electronic scrap).

For an overview of our range of clean technologies, see pages 16-21.

Research & development

R&D


11%
9%
2%
3%
75%
Advanced Materials
Precious Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
Corporate

(in million €)


200
175
150
125
100
75
50
25
0
5.4
5.7
5.8
5.8
7.0
103.8
111.7
110.3
124.5
166.0
2004
2005
2006
2007
2008
Consolidated R&D / revenues (in %)
R&D expenditure
of which fully consolidated

Energy solutions

High-efficiency germanium-based solar cells

Feel the power of the sun on earth, water, in the sky and way out there in space.



SPACE SOLAR CELLS
High-efficiency germanium-based solar cells are used in space applications primarily, for example in the Phoenix Mars Lander which touched down on Mars in 2008.
The winner of the Fusion Solar Challenge in Holland in 2008 used Umicore's germanium substrates.
SOLAR POWER PLANT
High-efficiency germanium-based solar cells are increasingly used in terrestrial applications, such as power plants.
SOLAR CAR
The Umicore Solar Team came in second place during the World Solar Challenge in late 2007, a 3,000 km solar car race connecting the north and south of Australia.

Environmental solutions

Automotive Catalysts: clean air for a clean city

We help clean the air: our precious metals solutions have aided in fundamentally improving the environmental performance of the cars which are currently roaming the streets. We continually improve the performance of our catalytic materials to make sure that the automobile sector meets the increasingly stringent environmental legislation.


AUTOMOTIVE CATALYSIS

Recycling solutions

Closing the materials loop: we do not waste anything

Many electronic applications wouldn't be around if it weren't for those sophisticated specialty and precious metals based materials that make them work. Do not worry about what to do with applications once they have outlived their usefulness. Metals have eternal life: they can be infinitely recycled without losing their properties.

Umicore is the world's largest recycler of precious metals, processing several hundreds of thousands of tonnes of material every year and feeding those precious tonnes of metals back into the economic cycle.


MOBILE PHONES
Obsolete mobile phones contain valuable precious metals such as silver (Ag), gold (Au) or palladium (Pd) which Umicore's complex recycling and refining operation is able to capture. On average 50,000 mobile phones contain about 1 kg of gold and 10 kg of silver. Only about 1-2 % of all phones discarded annually are recycled. The potential for this type of "above ground mining" is therefore huge.
PRINTED CIRCUIT BOARDS
RECHARGEABLE BATTERIES
Umicore also closes the loop for obsolete batteries: using its award-winning VAL'EAS™ process, it is able to recycle rechargeable batteries requiring neither hazardous pre-processing nor separation, with no production of (hazardous) waste or gas.

Kim Myungkyung and her family

Annual report

Economic report



Cintia Santato and husband Fabio

We grow together...

...the Umicore way

Umicore endeavours to provide society with innovative materials which enhance the quality of life while reducing the impact of human activity on the environment. We do this by harnessing our unique experience and expertise in combining materials science, chemistry and metallurgy.

We help set society on a course towards a sustainable future. Our strategic vision of sustainable development is a common thread through all of our activities.
That is our way of doing business: "The Umicore Way".



Kim Myungkyung

Rechargeable batteries

Umicore is a world leader in the production of key materials for rechargeable batteries used in laptops and mobile phones.

Advanced Materials

Profile

The Advanced Materials business group produces high-purity metals, alloys, compounds and engineered products for a wide range of advanced applications. The main materials used are cobalt, germanium and nickel.

The business group is composed of three business units - **Cobalt and Specialty Materials**, **Electro-Optic Materials** and **Thin Film Products** and also comprises a 40% shareholding in Element Six Abrasives - a joint venture with Element Six.

The materials produced by Advanced Materials can be found in a number of clean energy applications including rechargeable batteries and photovoltaics. Some 78% of Advanced Materials' raw materials needs are sourced from end-of life or secondary materials.

For a more detailed profile of the Advanced Materials business along with information on its sustainability context please visit: www.umicore.com/en/businessGroups/am/am.htm

Year performance and highlights

The business recorded strong growth with progression in revenues, which were up by 19% and recurring EBIT, up by 14%. The increase was driven by an improved performance in the Cobalt and Specialty Materials businesses, with all product areas showing good annual growth. Although the full year developments were positive in this business, there was a considerable drop in sales volumes in the fourth quarter as the effects of the global economic downturn started to have an effect on customer demand. The Electro-Optic Materials business recorded another excellent year with high levels of sales throughout 2008. The Thin Film Products business saw sales fall but there were promising developments in the introduction of new products. The contribution of associate companies was down due to a lower net result from Element Six Abrasives.

Total capital expenditures were higher than in 2007 driven by investments in rechargeable battery materials and germanium substrates.

Analysis overview

Recurring EBIT
+14%

+ 19%
Revenues

Strong growth in
Cobalt & Specialty Materials

Business review

In **Cobalt and Specialty Materials** annual sales volumes of cathode materials for Li-ion rechargeable batteries were at the same level as in 2007. Customer demand softened towards year-end as sales of portable electronic equipment started to fall. In addition, battery producers started to destock materials which had been built up in anticipation of continued linear growth in battery demand. In 2008 Umicore announced investments in South Korea and China, which are focused on increasing Umicore's capabilities in the introduction of new cathode materials.

Sales volumes of extra fine cobalt powders for both diamond and hard-metal tooling applications were down 9% year-on-year. Sales of cobalt and nickel products for applications including ceramics, tyre production and plating were down slightly

in 2008, whereas sales of cobalt and nickel products for catalytic applications continued to grow throughout the year. Refining and recycling volumes were well up due to an increased availability from primary sources and intensified efforts to source secondary materials.

In **Electro-Optic Materials** sales of substrates were well up in 2008. The growth was due to increased demand from the satellite sector complemented by higher sales levels for terrestrial concentrator photovoltaic and LED applications. In 2008 these newer applications made up some 15% of total substrate sales. Umicore announced the development of a new substrates production facility in the US which is scheduled for completion in early 2010. This will provide the capability to serve these emerging markets for germanium substrates.

Sales of blanks for infra-red optics applications showed strong progression year-on-year while deliveries of low-germanium containing GASIR® assemblies were down.

In **Thin Film Products** sales of materials used in electronic applications dropped sharply at year end while sales of ophthalmic-related products remained stable through the year. In the area of large area coatings, revenues were well up year-on-year. Development work and market introduction of new rotary indium tin oxide and aluminium zinc oxide targets made excellent progress through the year.

Sales volumes of products for oil and gas applications increased. Sales volumes of products used in the woodworking and metalworking sectors fell with the bulk of the slowdown being felt in the fourth quarter; the reduced activity in the construction and automotive markets led to lower orders as customers ran down inventory levels. Sales volumes of hard metal products were also down. The net contribution of **Element Six Abrasives** to Umicore's recurring results was negatively impacted by adverse currency movements during the year.

In figures ...

(in million €)

	2004	2005	2006	2007	2008
Turnover	552.5	456.4	606.4	831.2	982.9
Revenues (excluding metal)	308.6	275.1	287.2	332.0	395.0
EBITDA	106.3	83.6	77.1	83.5	86.3
Recurring EBIT	85.4	59.4	52.9	62.3	71.1
of which associates *	18.6	18.4	22.3	22.6	18.7
Total EBIT	76.6	57.7	43.6	55.1	48.3
Recurring EBIT margin (%)	21.7	14.9	10.6	11.9	13.3
Capital expenditure	24.9	22.2	15.8	20.3	52.3
Capital employed, average	408.5	387.0	380.9	422.5	468.4
Return on Capital Employed (ROCE) (%)	20.9	15.4	13.9	14.7	15.2
Workforce, end of period	4,075	4,330	5,515	5,821	6,198
of which associates *	2,574	2,935	4,139	4,261	4,550

* Ganzhou Yi Hao Umicore Industries Co. Ltd., Jiangmen Chancsun Umicore Industry Co. Ltd., Todini and Co., (all Cobalt & Specialty Materials); Element Six Abrasives
2007 figures were restated as the Thin Film Products business unit was moved from the Precious Metals Products & Catalysts business group to Advanced Materials.

Recurring EBIT (in million €)


Recurring EBIT
of which fully consolidated

Revenues (in million €)


REBIT margin (in %)
Revenues (excluding metal)

Capital employed (in million €)


Return on Capital Employed (in %)
Capital employed, average

Turnover (by destination)


Europe
North America
South America
Asia-Pacific

Resource efficiency


End-of-life materials
Secondary materials (excluding end-of-life materials)
Primary materials

Workforce, end of period


Europe
North America
Asia-Pacific
Africa

Annual report


Natthaya Kusolmanomai
and Panot Theppratra
Precious metals products
Umicore is a key supplier of precious
metals alloys for use in high-quality
jewellery

Precious Metals Products and Catalysts

Profile

Precious Metals Products and Catalysts produces a range of complex functional materials based on precious metals and its expertise in technology platforms such as catalysis and surface technology. The business is organized in four business units: **Automotive Catalysts, Catalyst Technologies**, **Jewellery and Electroplating** and **Technical Materials**.

Precious Metals Products and Catalysts plays a significant role in the abatement of global automotive emissions through its automotive catalysts products. It is also involved in the development of materials and membranes for fuel cell applications.

Secondary and end-of-life materials account for some 23% of the input materials for the business (excluding the effect of automotive catalyst substrates). The business is Umicore's single biggest investor in research and development.

For a more detailed profile of the Precious Metals Products & Catalysts business along with information on its sustainability context please visit:
www.umicore.com/en/businessGroups/pmpc/pmpc.htm

Year performance and highlights

The year was marked by a strong first half followed by a much weaker second half.

Annual revenues were up by 10% (due primarily to the inclusion for the full year of sales from the former Delphi Automotive Catalyst operations) while operating profit fell by 34%.

The Automotive Catalyst business felt the full force of the downturn in the automotive sector in the fourth quarter. This was exacerbated by customer destocking towards the end of the year. The Technical Materials business also experienced a strong reduction in sales levels in the second half as a result of falling demand from the automotive and construction sectors.

The Jewellery & Electroplating business performed strongly, benefiting from its closed-loop offering, while Platinum Engineered Materials also performed well throughout the year with the completion of a number of customer projects in the glass industry. Catalyst Technologies performed better year-on-year.

Analysis overview

+10%
Revenues

Recurring EBIT
-34%

Sales fell significantly
in the fourth quarter

Business review

Global car production fell by 4% in 2008. Against this backdrop Umicore's **Automotive Catalysts** sales volumes were up year-on-year. However, this was mainly related to the integration of the former Delphi activities. Catalyst sales fell sharply in the fourth quarter and this volume reduction, combined with a broader production base and higher research spending, led to reduced profitability. Umicore's sales volumes in Europe were up year-on-year, with sales of diesel particulate filter volumes continuing to grow well. In North America, car production slowed through the year and the trend was exacerbated by destocking throughout the supply chain. The North American market also trended towards smaller vehicles. Asian car production grew in 2008, although a slowdown became apparent in the second half. Umicore sales volumes in Asia increased, primarily as a result of the integration of the former Delphi activities in China. In South America Umicore's sales volumes were stable year-on-year.

Umicore continued to broaden its technical product and process capabilities in anticipation of longer term market developments. Additional test, research and production capabilities were added around the world.

In **Catalyst Technologies** there was higher demand from fine chemical and pharmaceutical customers. A new production plant for APIs (Active Pharmaceutical Ingredients) opened in October in Pilar, Argentina. With the growing spotlight on electrified drivetrain technology, came an increase in funding by government and major OEMs, extending to fuel cell research, which benefited Umicore's development activities in this area.

In **Platinum Engineered Materials** sales were above 2007 levels, due mainly to increased capital expenditure in the LCD glass industry. Orders did, however, drop towards year end. Umicore also penetrated adjacent technical and optical glass manufacturing markets. Sales of platinum gauzes remained stable throughout the year.

In **Technical Materials**, revenues for contact materials were stable although sales volumes trended down sharply at the end of the year as a result of lower demand from the automotive and construction sectors. In the brazing alloy activity the market for pastes used in tooling, automotive and HVAC applications fell significantly in the second half.

In **Jewellery and Electroplating**, silver blanks used for coinage and industrial applications were in strong demand while sales volumes of semi-finished gold products were comparable to the previous year. Sales volumes of electroplating solutions were down as demand weakened for products used in applications related to the electrical and automotive sectors. Recycling volumes for gold and silver were well up.

In figures ...

(in million €)

	2004	2005	2006	2007	2008
Turnover	1,678.7	1,860.6	2,502.2	2,880.2	3,282.8
Revenues (excluding metal)	708.9	766.2	837.6	926.0	1,016.9
EBITDA	166.6	177.7	181.1	193.5	136.6
Recurring EBIT	122.8	136.1	139.0	159.9	104.7
of which associates *	9.0	8.4	9.1	5.4	14.8
Total EBIT	122.4	135.3	132.2	149.3	91.9
Recurring EBIT margin (%)	16.1	16.7	15.5	16.7	8.8
Capital expenditure	49.2	43.6	32.7	39.2	73.3
Capital employed, average	581.9	610.1	695.1	726.2	913.9
Return on Capital Employed (ROCE) (%)	21.1	22.3	20.0	22.0	11.5
Workforce, end of period	3,273	3,420	4,022	4,311	4,403
of which associates *	178	220	263	248	272

* ICT Co. Japan, ICT Inc. USA, Ordeg Korea, (all Automotive Catalysts); SolviCore (Catalyst Technologies)
2007 figures were restated as the Thin Film Products business unit was moved from the Precious Metals Products & Catalysts business group to Advanced Materials.

Recurring EBIT (in million €)


122.8
136.1
139.0
159.9
104.7
2004
2005
2006
2007
2008
Recurring EBIT
of which fully consolidated

Revenues (in million €)


16.1
16.7
15.5
16.7
2004
2005
2006
2007
2008
REBIT margin (in %)
Revenues (excluding metal)

Capital employed (in million €)


21.1
22.3
20.0
22.0
2004
2005
2006
2007
2008
Return on Capital Employed (in %)
Capital employed, average

Turnover (by destination)


Europe
North America
South America
Asia-Pacific
Africa

Resource efficiency


End-of-life materials
Secondary materials (excluding end-of-life materials)
Primary materials

Workforce, end of period


Europe
North America
South America
Asia-Pacific
Africa



Recycling of electronic scrap

Umicore is the world's largest recycler of precious metals from a wide range of sources, including electronic scrap from old mobile phones

Alexandre Barbosa de Oliveira Santos

Precious Metals Services

Profile

Precious Metals Services is the world market leader in recycling complex waste streams containing precious and other non-ferrous metals. It is divided into two business units: **Precious Metals Refining** and **Precious Metals Management**.

The refining operations can recover some 17 precious and other non-ferrous metals from a wide range of complex industrial intermediate materials and from precious metals-bearing scrap from electronic and catalytic applications. It sources these materials from a truly global supply base. Precious Metals Refining is unique in the range of materials it is able to recycle and the flexibility of its operations. Input materials come almost completely from secondary sources (industrial by-products and end-of-life materials).

The business group's resource efficiency (use of recycled plus secondary sources) amounts to 92 %. The operations offer the ultimate example of closing the materials loop and using the infinite recyclable properties of metals to the maximum.

For a more detailed profile of the Precious Metals Services business along with information on its sustainability context please visit: www.umicore.com/en/businessGroups/pmr/pmr.htm

Year performance and highlights

The business generated outstanding and somewhat exceptional results in 2008 with revenues and recurring EBIT up by 17% and 37% respectively. The refining operations continued to benefit from excellent supply conditions.

The availability of materials from both secondary and end-of-life sources was excellent and the unit also benefited from a good mix of treated materials. Higher average received prices of precious and specialty metals also contributed to the outstanding performance.

The Metals Management activities generated much higher returns than usual as a result of the extraordinary conditions in the world's precious metals markets. Capital expenditures were significantly higher in 2008 as a result of the completion of the investment in the new pre-concentration plant in Hoboken which became operational in mid-year.

Analysis overview

+17% Revenues

Recurring EBIT +37%

All business conditions were favourable in 2008

Business review

Refining revenues in **Precious Metals Refining** grew relative to the previous year, as a result of higher received metal prices, higher input volumes, further improvements to the input mix and better average treatment terms year-on-year.

Supply conditions for most materials remained excellent. Arrivals of by-products from the non-ferrous and precious metals refining industry were up in 2008. High volumes of most recyclables were also processed, especially industrial catalysts. In the second half of the year, some non-ferrous and precious metals producers announced production cut backs that may affect supply in 2009. The recovery of spent automotive catalysts also decreased toward year end. In a worsening economic environment the lifetime of a car tends to be extended and this started to affect the availability of used catalysts.

Despite overall declining metal prices, the metal price component in the revenues increased, compared to 2007, reflecting prices that were locked in previous periods. This was one of the main reasons behind the unit achieving such a strong second half performance when the market prices for many precious and specialty metals fell sharply. The contractual arrangements in place will give a degree of downside protection should low metal prices persist in 2009. The unit generated higher revenues from secondary metals and by-products such as sulphuric acid, the price of which trended down towards the end of the year.

The new pre-concentration plant investment was completed in the first half of 2008 and became operational at the beginning of the second half of the year, thereby further increasing the operational flexibility of the Hoboken plant and reducing inventory levels and working capital requirements.

Concerning **Precious Metals Management**, industrial demand for metals was strong through the first half of the year but slowed and continued to decline, particularly in the last quarter. Conversely, investor demand for gold ingots rose to levels not seen for many years. In the financial crisis, which deepened through 2008, demand for these products far outstripped global inventories and production capacity.

Precious metal prices experienced unprecedented volatility in 2008. While many precious metals prices reached all-time highs in the first half, prices fell sharply in the second semester. Such price volatility provided excellent trading opportunities throughout the year, thereby contributing well above average to the business group results.

In figures ...

(in million €)

	2004	2005	2006	2007	2008
Turnover	2,282.9	3,133.0	4,005.7	3,465.6	4,145.3
Revenues (excluding metal)	204.9	234.5	325.0	357.9	420.1
EBITDA	59.0	97.7	162.4	173.3	218.2
Recurring EBIT	34.0	56.8	131.3	133.9	183.7
Total EBIT	31.8	56.6	121.5	128.9	182.0
Recurring EBIT margin (%)	16.6	24.2	40.4	37.4	43.7
Capital expenditure	20.9	23.5	20.9	52.1	60.9
Capital employed, average	289.9	254.7	276.2	246.0	229.5
Return on Capital Employed (ROCE) (%)	11.7	22.3	47.5	54.4	80.1
Workforce, end of period	1,289	1,297	1,314	1,452	1,514

Recurring EBIT (in million €)


200
180
160
140
120
100
80
60
40
20
0
2004
2005
2006
2007
2008
Recurring EBIT

Revenues (in million €)


450
400
350
300
250
200
150
100
50
0
16.6
24.2
40.4
37.4
43.7
2004
2005
2006
2007
2008
REBIT margin (in %)
Revenues (excluding metal)

Capital employed (in million €)


400
350
300
250
200
150
100
50
0
11.7
22.3
54.4
80.1
2004
2005
2006
2007
2008
Return on Capital Employed (in %)
Capital employed, average

Turnover (by destination)


Europe
North America
South America
Asia-Pacific
Africa

Resource efficiency


End-of-life materials
Secondary materials (excluding end-of-life materials)
Primary materials

Workforce, end of period


Europe
North America
South America


Zinc chemicals and sunscreens
Umicore's nano zinc oxides are used for sunscreen applications. Scientific studies have demonstrated their advantages over organic UV-blockers

Pascal Verbiest and his children

Zinc Specialties

Profile

Zinc Specialties develops zinc-based chemicals, powders and materials for a wide variety of products including paints, catalysts, building materials and primary batteries.

Zinc Specialties is organized around three business units: **Zinc Chemicals**, **Building Products** and **Zinc Battery Materials**. One of the principal properties of zinc is its excellent corrosion resistance, thereby enhancing the durability of the products on which it is coated.

Zinc Specialties is a significant recycler of zinc, with 32% of the feed coming from recycled sources. "Closing the loop" is a central pillar of the business strategy.

For a more detailed profile of the Zinc Specialties business along with information on its sustainability context please visit: www.umicore.com/en/businessGroups/zn/zn.htm

Year performance and highlights

The revenues for the year were down by 1% while recurring EBIT was up by 9%.

The improved performance was largely due to a better contribution from the Building Products activities which overcame the production difficulties that had impacted the business in the second half of 2007.

The Zinc Chemicals operations performed at a high level, although sales volumes fell towards year-end as customer demand weakened in a number of end-markets. As anticipated, the Zinc Chemicals activities also received a lower zinc price in 2008 compared with 2007.

The smaller Zinc Battery Materials business performed well as a result of higher sales of more advanced products. All business areas started to feel the impact of reduced demand in the fourth quarter.

Analysis overview

-1% Revenues

Recurring EBIT +9%

Improved returns **from Building Products**

Business review

In **Zinc Chemicals** sales volumes in all product categories were lower year-on-year. This was particularly the case in the fourth quarter when customers reduced orders significantly. In fine zinc powders there was a decline in deliveries of paint grade powders to paint manufacturers serving the Asian sea-container market. Sales of chemical grade products were also lower, largely as a result of lower demand from the European zinc smelting industry. Sales of zinc oxides were lower, primarily as a result of lower demand from tyre producers and ceramics manufacturers. Average product premiums for the different product categories were strong throughout 2008, although the volume declines also placed pressure on premiums in the last weeks of the year.

In the recycling operations the availability of materials remained tight through the year and the drop in the zinc price - notably in the second half - led to lower recycling margins.

In July 2008, the business unit acquired Anandeya Zinc Oxides, located in Goa, India. The acquisition of this zinc oxide producer will help Umicore provide broader support for its customers in India and the Middle East. The experience gained in the transaction will also benefit the Umicore Group in its pursuit of further growth possibilities in India.

In **Building Products** sales volumes for the year were up 4% compared to 2007. There was a slowdown in deliveries in the fourth quarter as a result of the downturn in the European construction market - particularly in Germany and France. This was primarily a feature of new-build residential construction, a market which accounts for approximately 40% of Umicore's revenues in this business unit. Activity levels in renovation, non-residential and new geographical markets helped compensate somewhat for the downturn in new residential construction. Sales of higher value added products, including pre-weathered zinc, continued to grow and made up more than 30% of the total sales by volume for the first time. Average product premiums for the year were somewhat higher than the levels of 2007.

A review of the different options regarding the future of the lead sheet activity in Overpelt, Belgium, has been completed. Umicore announced its intention to close this operation and initiated consultation with the Works Councils and union representatives.

The **Zinc Battery Materials** business posted a stable performance through most of the year with sales of higher-grade materials well up year-on-year. Deliveries of powders fell significantly in the last quarter, however. The Chinese operations performed well throughout the year, moving away from export-driven sales and adopting a successful domestic sales focus. Product premiums in Europe and Asia remained stable throughout the year.

In figures ...

(in million €)

	2004	2005	2006	2007	2008
Turnover	933.8	940.8	982.9	1,056.1	719.5
Revenues (excluding metal)	482.0	448.4	235.5	294.1	291.7
EBITDA	134.0	65.1	66.5	61.7	65.5
Recurring EBIT	79.9	24.7	50.9	41.9	45.7
of which associates *	3.4	7.2	6.8	0.2	1.7
Total EBIT	82.3	(25.4)	45.2	34.8	29.3
Recurring EBIT margin (%)	15.9	3.9	18.7	14.2	15.1
Capital expenditure	41.5	47.2	25.2	25.5	18.5
Capital employed, average	360.5	383.5	277.4	359.5	301.4
Return on Capital Employed (ROCE) (%)	22.2	6.4	18.3	11.6	15.2
Workforce, end of period	4,048	3,977	2,027	2,172	2,229
of which associates *	1,173	1,159	477	509	512

* Rezinal (Zinc Chemicals); Ieqsa (Building Products)

Recurring EBIT (in million €)


Recurring EBIT
of which fully consolidated

Revenues (in million €)


REBIT margin (in %)
Revenues (excluding metal)

Capital employed (in million €)


Return on Capital Employed (in %)
Capital employed, average

Turnover (by destination)


Europe
North America
Asia-Pacific

Resource efficiency


End-of-life materials
Primary materials

Workforce, end of period


Europe
North America
South America
Asia-Pacific


Annual report
Environmental report
Claudio Vasconcelos and his family

We live together...

...the Umicore way

In 2000, Umicore adopted five-year objectives to improve its environmental performance, acknowledging that success must also take into account the broader environmental impact of its operations and products, as well as the needs of future generations. These objectives - along with a parallel set of social targets introduced in 2005 - constitute the cornerstone of Umicore's sustainable development approach. Every year, based on a set of performance indicators, the progress made towards achieving these targets is analysed, reported and acted upon.

In 2004, Umicore laid out the principles of its pursuit of sustainable development in "The Umicore Way", a beacon guiding the group on the road to a sustainable future.


Annual report

"The remediation of the Bankloop is an accomplishment of which Olen residents as well as future generations can be proud. The issue had been dragging on for years and started to weigh on the local community. The technical implementation of the project was not easy. Communicating with the local population was clearly part of a learning process and did not always proceed smoothly. But the creation of the Dialogue & Consultation working group made it clear that Umicore was determined to implement the remediation in full transparency."

Nico Mijnendonckx (front) resides in Olen (Belgium) and is the chairman of the Dialogue & Consultation working group which coordinated the consultation of the local population on the remediation of the Bankloop brook, which runs alongside the Umicore site in Olen. Nico is seen here with Olen EHS manager Ludo De Ridder (back).

Group Environmental Performance Analysis

Scope

This section offers an evaluation of Umicore's environmental performance for 2008 in comparison with 2007. The analysis focuses on the material environmental aspects most of which form the basis of the Group environmental objectives for the period 2006-2010 (see pages 68-77). Only data from consolidated sites where Umicore has operational control are included in this report.

Five sites that were acquired during 2007 were added to this performance analysis while one site was closed, bringing the total number of reporting sites to 63. The environmental data of the business unit Thin Film Products, previously reported in the business group Precious Metals Products & Catalysts, are now integrated in the business group Advanced Materials.

Within the scope of Umicore's reporting framework, the majority of the sites reported their environmental performance at the end of the third quarter together with a forecast for the fourth quarter.

The four sites with the largest environmental impact (in 2008: Hoboken, Changsha, Hanau, Olen) reported their full-year figures. For various reasons, full year figures were also available for a further six sites (Angleur, Eijsden, Pforzheim, Viviez, Overpelt, Florange).

A sensitivity analysis done on three indicators (metal emissions to air, metal emissions to water and energy consumption) indicated that the potential overestimation of the environmental performance during the fourth quarter - because of the economic slowdown - would amount to a maximum of about 3% of the total annual data.

Umicore uses a central environmental database for all sites to report their data, thereby ensuring a consistent interpretation of definitions of the key indicators. More details on Umicore's environmental management approach are available at www.umicore.com.

The key performance data are summarized in the table on page 49.

Due to improved data collection at site level, some performance data reported in the 2007 report have been subject to minor adjustments.

Analysis

22% Recycled materials

15,757 kg metals emitted to air compared to 14,532 kg in 2007

Resource efficiency and recycling

Recycling of metals-related materials is at the core of Umicore's business. In order to quantify this aspect, the company reports on its 'resource-efficiency and recycling capabilities'; each business unit is required to identify the origin of its incoming materials using the following definitions.

- Primary materials: materials that are being used for the first time. These materials are mainly ores and concentrates.

- Secondary materials: by-products of primary material streams

- Recycled materials: materials that have ended their first life cycle and will be re-processed through recycling, thereby entering a 2nd, 3rd ...life.

Incoming materials are regarded as primary by default if their origin is unknown.

The collected data are expressed in terms of total tonnage of incoming material.

In 2008, 37% of Umicore's incoming materials were of primary origin, compared to 38% in 2007. Twenty-two percent of the incoming materials were recycled materials while secondary materials accounted for 41% (figure 1).

Water consumption

Total water consumption covers the use of water for process and sanitary purposes.

Total water consumption increased slightly from 4,971,000 m³ in 2007 to 5,220,000 m³ in 2008, representing an increase of about 5 %. The site in Overpelt (Zinc Battery Materials and Building Products) reported an increase in the use of groundwater from 43,000 m³ in 2007 to 107,700 m³ in 2008 mainly due to the reporting of real consumption data compared to estimated figures received in 2007 from the owner of the site, Nyrstar. The increase for Advanced Materials is mainly due to the transfer of the Thin Film Products sites to this business group as well as a slight increase in mainly surface water use at the Olen site (Electro-Optic Materials and Cobalt & Specialty Materials) (figure 2).

Energy consumption

In order to provide a detailed picture of Umicore's energy consumption, information is collected on all relevant energy carriers. This includes data on electricity, heavy fuel, gas-oil, natural gas, liquefied propane gas (LPG), coal as well as data on the energy content of purchased compressed air and steam. The two main office buildings (Brussels and Bagnolet) also reported their energy consumption.

In 2008, total energy consumption stood at 7,838 terajoules, up from 7,637 terajoules in 2007. The main increase is observed in the business group Precious Metals Products & Catalysts, which is largely explained by the integration of four new sites in the reporting scheme. The slight decrease in Zinc Specialties is caused by the lower production volumes at the site in Changsha (Zinc Chemicals) (figure 3).

Indirect energy consumption by primary energy source was 202.3 terajoules.

The revamping of the office building in Brussels decreased energy consumption by about 20% compared to 2007 levels.

Waste

Each Umicore site is required to report separately volumes of hazardous and non-hazardous waste as defined by local legislation. The figures below do not include the excavated contaminated soil from the various rehabilitation projects.

The generation of hazardous waste increased from 27,578 tonnes in 2007 to 54,405 tonnes in 2008 (figure 4)

An important increase in hazardous waste generation was noted in Advanced Materials, from 9,887 tonnes in 2007 to 21,400 tonnes in 2008. This was mainly due to a change in feedstock at the site in Olen (Electro-Optic Materials and Cobalt & Specialty Materials) which generated residues that needed to be sent to a waste handler for further treatment. Furthermore, a new nickel recycling activity generated waste water that needed to be treated by an external waste handler.

Finally, the reduced internal recycling of sludge from the waste water treatment plant and an increase in construction debris added further to the site's hazardous waste volumes. Efforts are being made to decrease the volumes of hazardous waste in 2009.

The regional environmental authority requested the site in Hoboken (Precious Metals Refining) to dispose of the historical stock of calcium arsenate residues. To that end, these residues were sent to landfill in the beginning of 2008, resulting in hazardous waste volumes of 25,085 tonnes compared to 12,645 tonnes in 2007. As it concerned a non-recurring disposal, volumes will again decrease in 2009. Excluding the calcium arsenate, hazardous waste volumes for the site decreased by 15% compared to 2007 levels.

Finally, the site in Viviez (Building Products) had to send zinc residues to an external waste handler instead of shipping it for further treatment to Nyrstar in Auby.

FIGURE 1

Input materials Umicore (in %)


41%
Primary materials
Secondary materials
Recycled materials

FIGURE 2

Water consumption (1,000 m³)


2,500
2,000
1,500
1,000
500
0
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
2007
2008

FIGURE 3

Energy consumption (in TJ)


3,000
2,500
2,000
1,500
1,000
500
0
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
2007
2008

FIGURE 4

Total waste produced
(in tonnes)


30,000
25,000
20,000
15,000
10,000
5,000
0
2007 2008 2007 2008 2007 2008 2007 2008
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
Recycled waste
Non recycled waste

The total recycling rate of hazardous waste for the Group stood at 13.1%.

Volumes of non-hazardous waste decreased from 31,481 tonnes in 2007 to 28,739 tonnes in 2008 mainly due to less slags at the site in Hoboken (Precious Metals Services). Seventy one percent of the non-hazardous waste was recycled compared to 66% in 2007.

Emissions to water and air

Emissions to surface water

Following seven years of constant reductions, metal emissions to water rose from 4,858 kg in 2007 to 5,709 kg in 2008 (figure 5). The higher emission rate for Advanced Materials is due to higher activities in Maxton (Cobalt & Specialty Materials) compared to 2007. Nickel emissions at the site in Viviez (Building Products) increased due to a higher activity level but also a change in the process for producing pre-weathered zinc sheets.

In 2008 a total of 306,373 kg of "chemical oxygen demand" (COD) was discharged (data not presented in overview table) compared to 268,534 kg in 2007. The increase at some of the sites in Belgium in the reported numbers is a likely overestimation due to the chemical analysis. This will be further evaluated in 2009.

Emissions to air

In 2008, total metal emissions to air amounted to 15,757 kg, up from 14,532 kg the year before (figure 6).

The apparent increase observed in Precious Metals Products & Catalysts is due to a more accurate sampling at the sites in Bangkok (Jewellery and Electroplating) and Burlington (Automotive Catalysts). While the local emissions standard was not exceeded, the site in Pasir (Zinc Chemicals) emitted higher concentrations of zinc because of a temporary leak in a bag filter. Improved maintenance will prevent similar incidents in the future.

Some sites showed a reduction of metal emissions to air.

The site in Hoboken (Precious Metals Refining) was able to reduce its metal emissions to air due to, amongst other factors, decreased emissions at the precious metal concentration plant, lower emissions from the lead blast furnace and a switch from fuel to natural gas combustion.

Similarly, the site in Changsha (Zinc Chemicals) reduced its zinc emissions significantly after the installation of a new gas cleaning installation.

FIGURE 5

Metals emitted to water (in kg)


2,500
2,000
1,500
1,000
500
0
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
2007
2008

FIGURE 6

Metals emitted to air (in kg)


13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
2007
2008

The SO_x emissions to air decreased from 810 tonnes in 2007 to 561 tonnes in 2008.

NO_x emissions decreased from 534 tonnes to 415 tonnes in 2008 (see overview table).

Emissions of 'volatile organic compounds' (VOC) were reported for the second year. However, due to different interpretations of the VOC definition at some of the sites, a global performance figure cannot be reported. The company has initiated a project to achieve more consistency in the interpretation and reporting of this indicator.

After two years of data evaluation, the emission of ozone depleting substances is deemed to be not material for the company.

Greenhouse gases

The greenhouse data relate to reported emissions associated with both scope 1 (direct greenhouse gas emissions) and scope 2 (emissions from purchased electricity, steam and compressed air).

Total CO_2 emissions in 2008 amounted to 589,256 tonnes, up from 565,599 tonnes in 2007 (figure 7). The increase in the business group Precious Metals Products & Catalysts is due to four new sites being added to the reporting scope. The decrease in Advanced Materials is due to more natural gas - instead of fuel - combustion in 2008 at the site in Olen.

The slight decrease in CO_2 emissions in Zinc Specialties is linked to to lower production volumes in Changsha (Zinc Chemicals). Emissions of CH_4 amounted to 4.83 tonnes CO_2 equivalent; N_2O emissions amounted to 38,099 tonnes CO_2 equivalent. The total global warming potential (based on the three relevant greenhouse gases: CO_2, CH_4 and N_2O) increased from 599,362 in 2007 to 627,568 tonnes CO_2 equivalent in 2008.

Regulatory compliance

In 2008, close to 64,000 environmental measurements were carried out at all of Umicore's industrial sites compared to some 47,000 the year before. These measurements are done to verify environmental compliance with the applicable regulatory requirements, permits and/or local standards. They typically include waste water sampling and ambient air monitoring as well as environmental noise measurements.

The increase in the number of measurements in Advanced Materials is due to enhanced cobalt monitoring at the sites in Maxton and Fort Saskatchewan (Cobalt & Specialty Materials). The increase in the

FIGURE 7

CO_2 emissions (in tonnes)


200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
2007
2008

FIGURE 8

Compliance excess rate (in %)


3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Advanced Materials
Prec. Metals Products & Catalysts
Precious Metals Services
Zinc Specialties
2007
2008

number of measurements in Precious Metals Products & Catalysts is due to the new sites reporting for the first time.

In 2008, 801 of these measurements exceeded the environmental standard compared to 763 in 2007. As a result, the overall excess rate for 2008 came down to 1.25 % compared to 1.59% in 2007 (figure 8).

The decrease in the business group Precious Metals Products & Catalysts is mainly caused by the reduction of non-compliant measurements at the sites in Guarulhos, Schwäbisch Gmünd and Pforzheim. On the other hand, the increase of non-compliant measurements in the business group Zinc Specialties is due to an increase at the sites in Viviez (higher nickel emissions to water) and Pasir (non compliant environmental noise measurements).

Biodiversity

The company believes that its current activities have little adverse impact on the biodiversity of the environment in which its sites are operating. The historical contamination caused by past activities is dealt with through specific soil and groundwater remediation projects (see page 60-61).

In 2008, all sites were requested to report whether they operated in, or adjacent to sensitive areas related to biodiversity. Nine sites reported this to be the case compared to six in 2007. This increase is mainly due to more accurate evaluation and reporting on this indicator. References were either official registers of protected areas (e.g. Angleur, Hoboken, Auby, Bray-et-Lû, Manaus) or impact assessment reports (e.g. Olen). Umicore is involved in several biodiversity projects under the EU Natura 2000 network, in particular at the protected site in Angleur where natural species are being reintroduced.

Umicore's policy includes performing a detailed environmental impact assessment as part of all major investments, acquisitions and transfers of land.

Overall conclusions

While some good progress was registered at several sites, the consolidated results for most of the indicators for 2008 increased compared to 2007. The expanded scope of the reporting and, in some instances, more accurate reporting, played a role in this increase. Specific incidents (e.g. metal emissions to air) and non-recurring situations (e.g. hazardous waste) have also contributed to the performance.

Umicore is convinced that the further implementation of the Group objectives and associated improvement plans (see page 51-59) will enable the sites to identify early and prevent situations that work against the goal to continually improve performance.

Overview of key environmental performance indicators for the Umicore Group per business segment

Business segment		Advanced Materials		Precious Metals Products & Catalysts		Precious Metals Services		Zinc Specialties		Umicore Group	
		2007	2008	2007	2008	2007	2008	2007	2008	2007	2008
Water consumption	1000 m³	2,167	2,350	499	501	1,627	1,624	677	745	4,971	5,220
Energy consumption	terajoules	2,574	2,577	766	1,064	2,580	2,605	1,717	1,593	7,637	7,838
Total waste produced	tonnes	15,455	27,032	5,750	7,122	22,208	30,832	15,645	18,158	59,058	83,144
Hazardous waste	tonnes	9,887	21,400	2,193	2,291	13,008	25,089	2,489	5,625	27,578	54,405
Recycling	%	5.08	3.49	66.80	51.80	0.30	0.44	74.09	90.24	13.97	13.08
Non hazardous waste	tonnes	5,567	5,632	3,557	4,831	9,200	5,743	13,156	12,533	31,481	28,739
Recycling	%	22.44	43.97	47.53	54.07	93.92	93.14	69.43	79.04	65.80	70.79
Metals to water	kg	1,516	1,769	203	57	1,678	1,647	1,461	2,235	4,858	5,709
Metals to air	kg	878	676	72	670	3,175	2,130	10,406	12,280	14,532	15,757
SO_x emissions	tonnes	38	10	2.5	2.5	585	466	185	83	810	561
NO_x emissions	tonnes	171	130	87	88	168	133	108	64	534	415
CO_2 emissions	tonnes	182,851	170,733	72,661	95,155	178,488	201,354	131,599	122,013	565,599	589,256
Compliance excess rate	%	0.52	0.57	2.34	1.35	0.24	0.37	0.97	2.73	1.59	1.25


Annual report
"Improving our environmental performance required hard work as well as an outstanding team effort, supported by technical assistance from our business unit and the EHS department. The result would not have been achieved without efficient internal communication and thorough training efforts for the operators prior to system commissioning."

Terry Liu - EHS Manager, Umicore Hunan Fuhong Zinc Chemicals Co. Ltd. The site in Changsha (China) installed a new gas cleaning installation which drastically cut the emissions of zinc to air.

Group Environmental Objectives 2006-2010

Scope

Umicore has established five Group environmental objectives for the period 2006-2010. These objectives are in line with 'The Umicore Way' and constitute, together with the Group social objectives (pages 68-77), Umicore's Sustainable Development approach.

These objectives promote continual improvement in the company's performance on environmental aspects that are material to the Group. Since these objectives build upon the performance achieved during the previous years, they offer the sites the flexibility to contribute at their own pace to the overall targets set for 2010. As such, they complement the actions already undertaken by many sites, as part of their environmental management.

To ensure adequate progress and a good comprehension of the objectives, Corporate EHS has organized workshops in different business units and regions to discuss action plans and exchange best practices with site environmental managers.

This section presents the progress achieved in 2008 for the five environmental objectives.

The information obtained on the status of the objectives was collected using the Group's environmental data management system. During 2008, additional questions have been added to the database in order to obtain a better understanding of the plans that have been implemented at the site. The external verifier (Environmental Resources Management Certification and Verification Services Limited - ERM CVS) evaluated the reported progress as part of its environmental data verification.

In line with Umicore's reporting procedure, five sites, acquired during 2007, were added to the scope of the Group environmental objectives whilst one site was closed. This increases the total scope of the reporting to 63 industrial sites compared to 59 last year.

Objectives 1, 2 and 3 apply to all 63 industrial sites whereas objective 4 on energy efficiency also includes the two main office buildings (Brussels and Bagnolet). Objective 5 on product safety is reported at business unit level.

In the graphs, the status is reported as a percentage of the total number of sites indicating respectively whether the objectives have been met, the actions are ongoing or have yet to start.

- objective met : all the requirements related to the objective are met
- actions ongoing: actions have been launched related to one of the targets
- actions yet to start: no actions haven been undertaken on any of the elements related to the objective

Objective 1

All industrial sites are to implement improvement plans based on BAT (best available techniques balancing the costs to the operator against the benefits to the environment) for all type of point sources to air and water from process operations.
- For all the sites with metal emissions to air and water above 1 tonne / year, a numerical target is required.
- Where relevant, industrial sites must demonstrate continual improvement in the control of diffuse sources.

The aim of this objective is to establish a systematic approach to emission management at all sites, taking into account social and economic challenges.

At the end of 2008, 57% of the sites had implemented a plan that fulfilled all the requirements of the objective to further control and manage their relevant emissions both to air and water, compared to 42% in 2007. Furthermore, 40% of the sites are in the process of developing and implementing such a plan (figure 6).

Improvement plans for air emissions have been implemented at 63% of the sites compared to 56% last year. Seventy percent of the sites already have an improvement plan in place for water emissions, an improvement of 17% compared to 2007 (figure 1).

During the data collection, more detailed information has been collected to allow for a better understanding of the plans that have been, or are being, implemented. Besides the necessary tools that are in place to ensure regulatory compliance, many sites have improved their procedures to include specific key elements such as a regular review of the emission points, a follow-up of the best available technology, more accurate sampling programmes that are not necessarily limited to compliance sampling, regulatory review, etc.

These elements improve the quality of the site procedures and are often integrated in the site's environmental management system.

FIGURE 1

Improvement plans emissions to air and water (in % of total number of sites)


100
90
80
70
60
50
40
30
20
10
0
2007
2008
Improvement plans air emissions
2007
2008
Improvement plans water emissions
Objective met
Actions ongoing
Actions yet to start

In total, 23 sites reported that diffuse sources are relevant: 16 of these sites already had a control programme in place. These programs include elements such as regular cleaning and sprinkling of roads, improved ventilation of buildings and the coverage of bulk materials. None of the newly acquired sites reported diffuse source emissions to be relevant.

Four sites emitted more than 1 tonne of metal to air and three sites discharged more than 1 tonne of metal to water. In accordance with the Group objective, these sites have all set a numerical reduction target for the period until 2010.

Two sites set an absolute emission target for the year while the third expressed the target in a percentage decrease and the fourth defined a flow-related number. These targets are tailor-made for the site taking into account the most relevant follow-up indicator. For example, the site in Changsha (Zinc Chemicals) has set a target of one tonne or less of metal emissions to air by 2010 while the site in Angleur (Zinc Chemicals) targets an emission level of less than 2.5 milligramme/m^3.

As these are quite different targets set across different sites, obtaining an overall aggregation of these targets is difficult.

In October 2008, the site in Changsha (Zinc Chemicals) started up a gas cleaning installation on the flue gas stacks.

The site had noticed that due to technical issues - such as leakages in the sealing - zinc vapours were being discharged into the atmosphere. In the context of the Group environmental objectives, the site started a two-year study programme to design a new gas cleaning installation.

At the end of 2008, the local environmental protection bureau was invited to perform additional air samplings to evaluate the effectiveness of the new gas cleaning installation. The dust concentration level (67.9% zinc) emitted into the air dropped from around 200 mg/ m^3 to about 5 mg/m^3.

Although the production rate decreased during the last months of 2008, the site is convinced that this new installation has significantly contributed to decreased emissions of zinc to air.

Objective 2

All industrial sites will implement an independently certified environmental management system.

All sites have to comply with the applicable laws and regulations and company standards and monitor their compliance regularly.

Umicore believes strongly that the presence of certified management systems is a driver for continual improvement of the site's environmental performance. Also, regulators, customers, shareholders, NGOs and the public at large increasingly recognise standardized environmental management systems as part of good business and management practices.

Seventy-one percent of the sites have already implemented both a certified environmental management system and a compliance programme (figure 6) up from 44% in 2007.

In 2008, 79% of the sites had put in place an environmental management system certified against ISO 14001 compared to 66% in 2007 (figure 2) while another 12% of the sites have started a project to implement an environmental management system. Five sites were exempted from implementing a certified management system because an in-depth analysis had demonstrated a minimal environmental impact. These sites mainly deal with warehouse activities located in an industrial area.

Seventy-nine percent of the sites had an internal programme in place to systematically check and implement new regulatory requirements compared to 59% last year (figure 2). These programmes include an internal audit procedure and a procedure to track and assess the relevance of new environmental regulations in their region.

The site in Quapaw (Electro-Optic Materials) has recognized the need to further improve its business by managing the environmental impacts of the operations in a more systematic fashion.

An environmental team explored and reviewed the processes, procedures and practices to ensure that each of these was stable enough to continuously improve the environmental performance in line with the commitment to sustainable development.

The site listed every single aspect and impact and grouped activities as a basis for the development of a structured environmental management system.

To that end, the site has implemented an electronic document management system to follow up not only the environmental performance but also training and procedure updates. All operators were involved in the project to ensure a proper "buy-in".

These efforts were rewarded on October 28, 2008 when the site was awarded the ISO 14001 certification.

FIGURE 2

Environmental management systems and regulatory compliances programmes
(in % of total number of sites)


100
80
60
40
20
0
2007
2008
2007
2008
Certified environmental management systems
Site regulatory compliance programmes
Objective met
Actions ongoing
Actions yet to start

Objective 3

All industrial sites are to assess the nature, extent and related risk of the impact that their current and past activities are causing or have caused to soil and groundwater. For those sites where significant risks have been identified remedial action should be initiated by the end of 2010.

The 'Umicore Way' clearly states that the company "actively participates in the management and remediation of risks that are the result of historical operations". This objective is designed to improve the understanding of the historic risks of existing sites.

This commitment already resulted in risk and impact assessment projects as well as remedial actions at major sites in several regions of the world (see page 60-61).

Today, it is Umicore's policy to include soil and groundwater investigations in any acquisition project. These investigations have also been conducted for the five newly reporting sites that were acquired in 2007.

At the end of 2008, 63% of the sites had already implemented an assessment programme in line with the requirements of the objective compared to 54% last year. Together with external experts, Umicore is evaluating the soil and groundwater investigations to assess whether additional remediation projects need to be implemented.

For 25% of the sites, remediation activities are on-going or are required. For 41% of the sites, remediation is not required or has already been completed.

In line with the requirements of the 3rd environmental Group objective the industrial unit of Guarulhos (Precious Metal Products & Catalysts) performed a soil and groundwater assessment. The company, with the support of external consultants and in close collaboration with the Brazilian environmental authorities, is currently involved in exhaustive exploratory investigations to evaluate actions needed to contain and remediate any contamination.

FIGURE 3

Impact assessment plans soil & groundwater (in % of total number of sites)


100
80
60
40
20
0
2007
2008
Objective met
Actions ongoing
Actions yet to start

Objective 4

All sites (including office buildings) must have an approved and implemented energy efficiency plan.

For sites with an energy consumption of more than 75,000 gigajoules per year, a numerical target based upon BAT ("best available techniques balancing the costs to the operator against the benefits to the environment") is required.

The scope of this objective includes all industrial sites as well as the two main office buildings in Brussels and Bagnolet. Fifty-seven percent of the sites have an energy efficiency plan in place compared to 36% in 2007. A further 29% of the sites are implementing such a plan (figure 4). During the 2008 data collection period, additional information was requested to better understand the plans that have been, or are being, implemented.

Key elements of these plans range from energy audits to a detailed analysis of the energy consumption, the identification of the important energy consumers at site level, the identification of a relevant output measure, process optimization, a follow-up of the best available technology to more simple measures such as energy efficient lighting and staff awareness programmes.

Seventeen sites had an energy consumption exceeding 75,000 gigajoules (ref. 2006). Fourteen sites have set a numerical reduction target in terms of energy efficiency as required by the objective.

These targets use different 'measures of output' (e.g. energy use per piece or energy use per tonne produced) relevant to the type of activity and will be followed up at site level.

For one site, the setting of a numerical target has become irrelevant because of the closure of a production line while two other sites have a project running to evaluate energy efficiency measures taking into account the more complex process parameters.

FIGURE 4

Energy efficiency plans
(in % of total number of sites)


100
80
60
40
20
0
2007
2008
Objective met
Actions ongoing
Actions yet to start

Umicore evaluated the so-called scope 3 green house gas reporting (ref Greenhouse Gas Protocol, WBCSD, revision 1, 2004) for eight of its business units. The first results show that purchased materials account for a significant proportion of the overall greenhouse gas emissions of the company while a relatively modest emission level was linked to transport of products.

These results need to be further evaluated and validated before firm conclusions can be drawn. The project will continue in 2009. In addition, the company is finalizing an assessment of physical risks related to climate change.

The Operations Support (OS) competence center (Hanau) has developed a practical process to improve the energy efficiency of production processes, office buildings or even entire sites, including an on-line energy monitoring system.

The deliverables of the process include a detailed listing of identified energy saving and CO_2 reduction opportunities along with recommended measures, such as design concepts, to realize these opportunities.

OS supported a project at the Umicore head office in Brussels. Each floor has appointed an 'energy efficiency team' to implement initiatives to reduce the use of energy.

Typical measures include switching off lighting and computers outside office hours, a more efficient use of printers and copy machines as well as the use of energy saving light bulbs. Additional measures will require modest technical adaptations

These rather simple measures have already yielded a 20% reduction in energy use. Good practices are shared among the different teams. Each floor is equipped with an on-line energy monitoring device

Objective 5

All business units are to have a basic EHS data set available for all their products.

Umicore considers proper hazard communication to workers and customers to be a priority. To that end, an integrated product data system has been implemented to allow for the publication of up-to-date and compliant material safety data sheets (MSDS) for all Umicore products.

At the end of 2008, more than 820 products had been validated in IPDS (Integrated Product Data System) while another 1,200 were in preparation. The database has over 100,000 MSDS sheets available, covering 110 countries and 41 languages.

This objective is to further improve hazard communication by enhancing our knowledge about the physical, chemical and toxicological properties of the products beyond the information that is already taken into account in the current MSDS sheets.

More guidance was developed to provide a consistent interpretation of the scope of this objective and a more detailed reporting methodology was implemented. This allows for a further reduction of double counting of substances in the business units.

Around 800 datasets are required for substances falling within the scope of this objective. For 14% of these substances, a complete data set is available and datasets are being developed for 65% of these substances.

It has to be acknowledged that for those substances purchased on the market, information will become available within the timelines set by REACH. These timelines will extend the status of 'under active development' beyond the 2010 deadline.

FIGURE 5

Additional products data sets

(in % of total numbers of data sets)


100
80
60
40
20
0
2007
2008
Number of data sets completed
Number of data sets in development
Number of data sets to be started

REACH

REACH came into force in June 2007 and is generally considered to be the most comprehensive risk assessment policy for chemicals in order to increase the protection human health and the environment.

In order to comply with this new regulation, Umicore has put in place a REACH network of managers and experts within the business units, coordinated by a Group REACH Implementation Manager. The implementation programme started with its first focus on identifying all raw materials, intermediates and substances within the scope of REACH. During this process, suppliers were questioned on their intentions relating to REACH, while customers were kept informed on all relevant REACH matters. By the December 1, 2008 deadline, Umicore had submitted to the European Chemical Agency a total of 842 pre-registrations for 17 Umicore Legal entities.

Umicore is seeking the most efficient way to prepare for registration and is monitoring the evolution of the SIEF ("Substance Information Exchange Fora") closely. It is actively involved in setting up and operating consortia with other companies in order to join forces in developing the necessary data for its most important substances. By the end of 2008 Umicore had joined 11 consortia, while others are being considered.

Conclusion

During 2008, good progress was made in implementing the Group objectives in order to meet the 2010 targets. Indeed, for objectives 1 to 3, over 90% of the sites have either implemented or are in the process of implementing a plan whereas for objective 4, 85% of the sites have taken action in line with the requirements (figure 6). Umicore will maintain this momentum through a continued follow-up of all the sites in order to make further progress through 2009. While the Group environmental performance declined in 2008, the company is convinced that the implementation of these objectives at the sites will lead to a sustained improved performance in future years. The Group has started the process to develop a next set of environmental objectives beyond 2010.

FIGURE 6

Group environmental objectives 2006-2010: overview status 2008

(obj. 1-4: as a % of total n° of sites)
(obj. 5: as a % of total n° of data sets)


100
90
80
70
60
50
40
30
20
10
0
Emission improvement plan
Management system and regulatory compliance programme
Impact assessment soil & groundwater
Energy efficiency plan
Product EHS dataset
Objective met
Actions ongoing
Actions yet to start

Progress on addressing historical legacy

Umicore made further progress in its pursuit to erase its legacy of historical pollution. The following section provides an overview of the different remedial actions taken during 2008.

Flemish Region of Belgium

On 23 April 2004, Umicore signed a covenant with the regional waste authorities (OVAM) and the Regional Minister of the Environment in the Flemish Region of Belgium by which Umicore committed to spend € 62 million over 15 years to remediate the historical pollution at four sites, of which two - Balen and Overpelt - now belong to Nyrstar, and some surrounding residential areas.

In Hoboken the remediation of the nearby residential areas of Moretusburg and Hertogvelden was completed. The contaminated top layer of the soil for some 900 gardens was excavated and safely stored. The gardens were cleaned and the interior of all houses were cleared of dust. At the site, soil excavation works and groundwater containment actions are being prepared and discussed with the relevant authorities. The regional public health administration - supported by Umicore - undertook a biological monitoring programme for lead among children living in the vicinity of the plant. While slightly higher lead levels were witnessed closer to the plant, all readings except one were well below the level recommended by the Centers for Disease Control and Prevention (CDC) (10 microgramme per decilitre of blood). A follow-up by the public health authorities has been foreseen for the child exceeding the recommended level.

In Olen, the on-site groundwater remediation was continued and historical chromium residues were removed and safely stored. The excavation of the sediments in the Bankloop brook was completed.

In 1985-1986, the site in Olen built a state-of-the-art storage facility to ensure the long term conservation of a number of radioactive waste materials. The storage facility was authorised as a temporary one until a long term solution could be validated by the Belgian Government

Umicore is engaged in finding a long term sustainable solution for the pending environmental issue linked to the historical storage facilities of low level radioactive waste. Therefore, Umicore initiated a study to understand the risks and to define the measures that need to be taken to ensure the safe longer term storage of this material. As part of this process, Umicore invited the advice and support of the involved authorities (FANC, NIRAS/ONDRAF and OVAM). Concurrently, Umicore initiated discussions with the agencies to come to a common understanding with a view to ensuring the financing and transfer of responsibility for the long term storage of those materials.

In the context of the 2004 covenant with OVAM and the Flemish Region, a joint fund of € 30 million (half of which was contributed by Umicore, the other half by the regional authorities) was created to address historical contamination in a 9 km radius around the four operational plants of Balen, Overpelt, Hoboken and Olen. Highlights in 2008 include the removal of zinc ashes in the vicinity of five schools and a biological monitoring programme run by the Flemish authorities to verify the residual exposure of the local population to cadmium and arsenic. The results of the biomonitoring programme made it clear that cadmium and arsenic levels have substantially decreased since the 1990s and are now well below acceptable limits. Furthermore, the project to remove the zinc ashes from all private driveways in the entire perimeter covered by the covenant was initiated. With the help of the local communes, inhabitants were invited to declare the presence of zinc ashes on their property. Specific actions are expected to start in 2009.

Walloon Region of Belgium

The site of Grâce-Hollogne (a former thermal zinc treatment plant which was closed in 1982) was transferred to the regional authorities for further development.

In accordance with the agreement with the competent authorities, after years of groundwater monitoring, Angleur has initiated an in-depth modelling and risk assessment study in order to assess the behaviour and the risks related to the identified groundwater contamination.

France

In Viviez, Umicore completed the voluntary remediation of Laubarède which was used in the past to store concentrates and waste. Approximately 10,000 m³ of contaminated soil were excavated and safely stored. The remediation of Laubarède is only a small portion of the overall programme for Viviez that is to be executed between 2009 and 2013. Discussions with authorities are ongoing and the final permit necessary to execute the remedial actions is expected soon.

The site in Calais was shut down in 2006. The demolition of the industrial installations and the removal of contaminated soil were completed in 2008. It included the covering of the entire site (17 ha) with clean soil which would make the land available for new industrial development.

Germany

Umicore and its predecessor companies can look back on a long history of mining in Germany, which ended with the closure of the Lüderich zinc mine near Cologne in 1978. A number of underground mining concessions are still in Umicore's possession. The collapse of shafts and tunnels of mining areas which are no longer in use can sometimes lead to subsidence at the surface. In 2008, some shafts were permanently sealed and appropriate provisions were taken to cover possible future expenditure. Repairs were also made to the drainage channels of a former tailings pound. A new company (Umicore Mining Heritage GmbH & Co. KG) was set up to manage these former mining properties.

With the support of an external expert, Umicore has updated the level of financial provisions to cover structural risks that might be generated by those former mine sites.

The clean-up of historical soil contamination was completed at the Schwäbisch Gmünd site, while the groundwater remediation has been initiated.

USA

Umicore continues to treat groundwater at a former mining site in Colorado (USA). Umicore is reviewing other technologies aimed at decreasing the metal concentration in the discharge and thus decreasing the volume of solid waste material produced. In the course of a scheduled EHS compliance audit, a previously unidentified surface water discharge was discovered. Further investigations and remediation efforts are on-going. Initial consultation with the local authorities suggests a spring 2009 remediation target.

Annual report

Social report



Adrian Cisneros and his family

We work together...

...the Umicore way

A company – very much like society itself – is a living organism; a team of people who are jointly responsible for the success of business. Companies also form an integral part of the local communities in which they are embedded. Providing for the well-being of employees and local stakeholders is therefore essential in successfully growing a business in a sustainable manner. A safe and healthy working environment for all, transparency, dialogue, respect, teamwork are key ingredients.

In 2006, Umicore adopted five-year social objectives to map out a path for all to follow, based on the principles of "The Umicore Way": addressing local stakeholder concerns and continually improving working conditions and prospects for its employees.


Annual report
"We went into the integration phase not knowing what Umicore was all about. Of course it wasn't a perfect process but certainly as good as could be expected. The one thing that clearly distinguishes Umicore from other companies is the transparency of its ideas and values; "The Umicore Way" as an open and honest value system, something that was made clear from the start when the local site management invited each employee for a personal interview. The result: "The Umicore Way" is bringing a new life to our site."
Tom Sprunger, HR Manager, Tulsa (Oklahoma, United States). Tulsa is a former Delphi Catalyst production plant which was integrated into the Umicore organisation in 2007, following the acquisition of the automotive catalyst activities of Delphi that same year.

Human Resources

Some of the major Human Resources challenges and projects are highlighted on this page. Subsequent pages review the progress made on the Social Objectives. Data is shown for 104 consolidated Umicore sites. Additional key performance indicators are highlighted, to illustrate some of the underlying actions. The social report concludes with an overview of the health and safety performance of the company.

Headcount evolution

In 2008, the workforce of the fully consolidated companies grew by 287 to reach 10,113 at the end of December. Thirty-four people joined Umicore via an acquisition of the Zinc Chemicals business unit in India in August. Organic growth accounted for the remaining increase, despite a decrease of 59 in the fourth quarter compared to the previous quarter, reflecting falling activity levels. In the course of the year, the following sites were affected by restructuring: discontinuation of the Electronic Powders business in Canada and a reduction of the workforce at one of the Chinese sites of Technical Materials. There were 463 temporary workers at the end of 2008 (representing 4.6% of the total headcount).

At year-end, the headcount of the associated companies amounted to 5,334, an increase of 316 employees compared to the previous year, mainly influenced by the integration of acquisitions made by Element Six Abrasives.

Faced with the contraction in market demand Umicore initiated measures to reduce its cost base towards the end of 2008, including workforce reductions (400 in the consolidated companies and a further 400 in the associates) which have been done in a responsible manner, with the business units themselves deciding on the required measures.

More details on the headcount are available on pages 66-67 (world map).

Integration of new acquisitions

In the course of 2008, a number of business units worked on the integration of operations that were acquired at the end of 2007. The Automotive Catalysts business unit acquired sites from Delphi in the United States, France and South Africa.

The Cobalt & Specialty Materials business unit acquired Corn. Van Loocke in Belgium and Jewellery and Electroplating acquired Imperial Smelting in Canada. As mentioned previously, in August 2008 the Zinc Chemicals business unit acquired Anandeya in India.

All these units put action plans in place to integrate these new acquisitions. The most comprehensive plan was put in place by Automotive Catalysts to allow for the integration of their new sites: ever since the completion of the transaction to acquire the automotive catalyst business of Delphi Corp. , the business unit has been involved in significant integration projects in the USA, France, South Africa, China, Mexico, Australia, and Luxemburg. By the end of 2008 more than 80% of these integration projects were completed. The projects involved more than 250 people and were primarily managed through workshops that allowed the employees to seek out the best possible solutions. The main areas covered by the integration projects were the product and process technologies, sales and marketing activities, procurement and the implementation of Umicore's HR, EHS and financial policies.

South America

In Brazil, engineering work continued in respect of a previously announced move of certain activities from Guarulhos to Americana. The exact scope of the move and the required investment should be defined in the course of 2009.

In Argentina, the new Catalyst Technologies plant in Pilar was officially inaugurated in October 2008 by Belgian Crown Prince Philippe, Argentinian and Belgian authorities as well as Umicore Chairman Thomas Leysen. The plant successfully started up in January 2009.

International presence & workforce


887
of which associates 16
6,685
of which associates 1,717
3,285
of which associates 1,812
1,165
of which associates 456
1,639
of which associates 1,323
69

Umicore presence

	Production sites	Other sites	Employees
Europe			
Austria	1		130
Belgium	8(1)	1	3,086(62)
Czech Republic		1	2
Denmark		1	15
France	6	2	849
Germany	10(2)	2(1)	2,435(388)
Hungary		1	7
Ireland		1(1)	628(628)
Italy	1	4(1)	85(15)
Liechtenstein	1		114
Luxembourg		1	9
Netherlands	2		128
Norway	2		61
Poland		1	16
Portugal	1		44
Russia	1		7
Slovakia	1		38
Spain		2(1)	16(2)
Sweden	2(1)	1	225(190)
Switzerland	1	2(1)	47(16)
Ukraine	1(1)	1	393(391)
United Kingdom	3(2)	4(2)	67(25)
Asia/Australia			
Australia	1	2	69
China	13(4)	6(2)	2,560(1,577)
India	1	1	48
Japan	2(1)	2(1)	126(76)
Malaysia	1		60
Philippines	1		96
Singapore	1		21
South Korea	2(1)	1	277(155)
Taiwan	1	2(1)	23(4)
Thailand	1	1	76
Americas			
Argentina	1		33
Brazil	3	1(1)	682(6)
Canada	3		224
Peru	1(1)		450
United States	9	5(2)	663(16)
Africa			
South Africa	3(1)	1	1,639(1,323)
Total	**85(15)**	**47(14)**	**15,447(5,334)**

Figures in brackets denote "of which associate companies". Where a site has both production facilities and offices (eg Hanau, Germany) it is classified as a production site only


Annual report
"Like so many of my colleagues I want to find out more about where the department I'm part of fits into the overall strategy and objectives of Umicore. Plenty of information exists on all our technologies and objectives and that information has to find its way through the organisation in a structured manner. Our recommendations have resulted in more, and more comprehensive, information meetings. Moreover, we owe it to ourselves to include, in our own presentation material, a link with the general objectives. Because of this exercise I've learned a lot on the transformation of our group and the clean technologies we're involved in."
Julie De Mesmaecker, Compensation department, Human Resources Belgium & Northern Europe: she headed a working group within HR Belgium in the spring which provided recommendations on how to improve - within her own HR working environment - internal transparency on the general strategy and objectives of the Group as well as the HR Belgium organisation.

Group Social Objectives 2006-2010

Umicore has established five Group social objectives for the period 2006-2010. These objectives are in line with 'The Umicore Way' and constitute, together with the Group environmental objectives (pages 50-59), Umicore's Sustainable Development approach.

These objectives promote continual improvement in the company's performance on social aspects that are material to the Group. Since these objectives build upon the performance achieved during the previous years, they offer the sites the flexibility to contribute at their own pace to the overall targets set for 2010.

The social objectives apply to 82 sites. This number is somewhat lower compared to the 2007 reporting (84 sites). This is the result of adding sites that were acquired in 2007 and of removing some of the very small offices from the reporting scope.

In the graphs, the status is reported as a percentage of the total number of sites indicating respectively whether the objectives have been met, the actions are ongoing or have yet to start.

- 'objective met': all the requirements related to the objective are met
- 'actions ongoing': actions have been launched related to one of the targets
- 'actions yet to start': no specific actions have yet been taken on any of the elements related to the objective

The social objectives are also valid for the small sites (typically below 10 employees), although progress on the improvement plans is not formally reported.

All 104 consolidated sites report the additional key performance indicators, such as training hours or voluntary leavers, using the Group social data management system. In addition, 28 non-consolidated sites report their headcount numbers.

In this section, more details are provided on the status of each social objective and additional key performance indicators.

The external report verifier (ERM CVS) reviewed the actions related to the objectives as part of its assurance of Umicore's Sustainability performance included in this report.

Objective 1

All industrial sites must develop and implement a local plan to address **accountability to the local community.** This plan must identify relevant stakeholders and determine the process through which to address stakeholder concerns, as well as set out the voluntary initiatives towards the local community in which the site wishes to engage.

Most of Umicore's sites (78 % "objective met" and 18 % "actions ongoing") have either deployed or are in the process of developing a local plan to identify and engage with their local stakeholders. Many sites are engaged in a dialogue with their local community. Some sites have a long-standing tradition in this regard: they distribute local magazines and brochures to the surrounding community, mainly focusing on their environmental performance. In a number of sites, formal local or regional stakeholder meetings are held. This was for example the case at the site in Olen (Belgium) in May 2008, where Umicore's sustainable development approach was presented, followed by a question and answer session with the participants from the local community. In most other sites, local stakeholder mapping is followed up by contacts with, and initiatives towards, particular stakeholder groups.

In 2008, Umicore initiated a new group policy on donations and charitable contributions. The group has committed to allocate each year about 0.5% of its consolidated EBIT (earnings before interest and tax) to donations and charitable contributions.

Accountability to local community



100
80
60
40
20
0
2007
2008
Objective met
Actions ongoing
Actions yet to start

About two thirds of this amount is to be spent by the site management on local initiatives in the communities surrounding Umicore's operations. The remaining one third is allocated at corporate level to be spent mainly on projects and initiatives to promote sustainable development topics. In 2008 Umicore allocated some € 1.5 million (equivalent to 0.6 % of the consolidated EBIT) to donations and charitable contributions. The "in kind" efforts such as time spent by Umicore employees, are not systematically reported. In 2009 further efforts will be made to streamline the implementation of the new policy and the reporting against this target.

A number of sites invited neighbours and the family members of their employees to visit their operations. In 2008, this was for example the case in Olen (Belgium), Heusden-Zolder (Belgium) and Arab (Alabama, USA).

An "**Olen open house**" initiative was organised in September to celebrate the 100th anniversary of the Olen site in Belgium. Hundreds of visitors took part in the guided tours. This event ran parallel to a charity race during which Umicore people and their families were able to run a sponsored 100 km relay for the benefit of their own choice of charity. Twenty-five teams of Umicore employees and their family members each collected € 1,000 for their respective charities.

Many sites were involved in charity initiatives, either to support projects in their local area or for the benefit of more general initiatives.

Umicore also supported a fundraising initiative to help the victims of the **earthquake in China**. On May 12 a large earthquake struck the city of Wenchuan in China's Sichuan Province, causing significant loss of life, injuries and destruction. One Umicore employee started collecting donations to help the stricken population, with management soon encouraging all sites to participate. In total, over RMB 1 million (some € 93,129) was ultimately collected, most of which was donated to the Red Cross.

That same month, employees from Umicore Singapore took part in a **beach cleaning exercise** in the Pasir Ris Park located in eastern **Singapore**. They, along with their family members, joined students in a waste cleaning effort at the seashore, thereby helping to restore the seashore and improve the natural habitat of the local wildlife. The event - for many a first experience of working with colleagues in a social context - helped spread environmental awareness among all Umicore Singapore employees.

The French initiative "**Planète Urgence**" aims to protect the environment and help reduce the inequality between the developed and the developing world. The organisation invites companies to financially support development projects which last a number of weeks and are undertaken by their own employees during their holiday. Umicore France financially supported four employees who embarked on a Planète Urgence project. Two employees went on an environmental mission to Cameroon and two more were part of an educational mission in Mali and Burkina Faso. These volunteers were able to make a significant contribution via a short-term commitment which is compatible with both their professional and private lives.

On Earth Day, April 22, fourteen employees at Umicore Providence (USA) took part in an effort to **clean the Woonasquatucket River**, which runs very close to the Umicore site. Over the years, the river had become polluted with garbage and debris. Ever since volunteers started restoring the river in 2002, wildlife has increasingly been spotted along the river.

Umicore **Brazil** started a **new funding project for a public school In Americana**, close to the Umicore plant. This secondary school houses 150 ten- to fourteen-year-olds, who all come from an impoverished community. The school only has a limited budget available for investments and operations. The school director's first priority was to improve the attractiveness of the school towards the local population by upgrading its physical appearance. Umicore rebuilt the entrance area and installed a new roof to protect the pupils against the rain. Automotive Catalysts Brazil contributed the bulk (€ 10,000) of the investment. The inauguration took place in March 2009 in the presence of the local mayor and representatives of the department of education. The school will be in need of more support for its library and physical education facilities. In the long term, Umicore aims to set up educational programmes, including offering apprenticeships within the company.

In South Africa, the lack of education for disadvantaged youngsters remains a serious challenge. The **Umicare program in Port Elizabeth**, in close cooperation with the Eastern Province Child & Youth Care Centre, has succeeded in making a difference for six young adults who have been able to complete their high school education. The success of this programme has resulted in its expansion: a remedial school was established, helping children to acquire solid basic skills for their subsequent mainstream schooling. A pre-school programme will be added in 2009 along with a learning centre for 20 youngsters as well as a home, where graduates from the Umicare programme will be mentored by Umicore employees to help them to cope with the challenges of daily life.

Objective 2

All sites must develop and implement a local plan to be a preferred employer.
Taking into account the local culture and labour practices, this plan should strive to: retain our employees, create a positive image towards future valuable employees, encourage our employees to develop their careers.

Umicore made further progress towards achieving this target by 2010. Ninety-six percent of the sites have either already deployed a plan or are in the process of preparing their improvement plans.Two additional Key Performance Indicators (KPIs) confirmed the positive trend of the previous years.

Only 3.56% of the employees decided to leave the company on a voluntary basis. This worldwide average figure contains regional variations, with Asia and North America showing higher numbers.

In most cases however, this number is lower than the regional average (all companies). Also the percentage of days lost through sickness (absenteeism rate) of 2.71 % is low relative to industry standards.

Umicore received external recognition for being a preferred employer. In Belgium, the company was selected – for the fourth consecutive time - among 41 companies as one of the **"Best companies to work for"**. Umicore can continue to use this recognition during the year 2009 in recruitment campaigns.

Preferred employer


100
80
60
40
20
0
2007
2008
Objective met
Actions ongoing
Actions yet to start

In Germany, Umicore Hanau was the first industrial company in the region to receive the distinctive work-and-family certificate, an award which it received again in 2008.

This award recognises the role Umicore plays in providing a balance between work and family life, and represents another important milestone on the road to being recognised as preferred employer.

At the North American sites of Auburn Hills and Quapaw, Umicore was awarded the 2008 "company of the year" distinction by the local chamber of commerce.

In order to improve its reputation within the academic community, Umicore presented for the second time the *"Umicore Scientific Award"*, (for an amount of € 10,000) which is granted to a PhD graduate who, through his/her research, has significantly contributed to science in those fields that are crucial for the future growth of both Umicore's business and the prospect of a sustainable society.

Three additional *"Umicore Awards"* (each for an amount of € 2,500) were granted to masters graduates.

The Belgian Umicore recruitment team launched a national employer branding media campaign and attended 12 job fairs and campus events (such as Leuven, Liège, Brussels, Antwerp and Ghent).

In North America, Umicore attended job fairs at Kettering University (USA) and Edmonton (Canada). Several sites organized visits for schools and universities and other stakeholders. Umicore also participated in the BEST (Board of European Students in Technology) summer school.

In Germany, apprenticeship is widely used as an educational method, combining professional experience with school teaching. Most of Umicore's sites in Germany offer such opportunities. At the end of their training period, the apprentices are evaluated by an independent jury and, on a yearly basis, the best students receive an award.

The Jewellery & Electroplating site in **Pforzheim saw one of its apprentices – a precious metals assayer - being awarded at national level**.

It was the second time that one of Pforzheim's trainees was invited to Berlin to be honoured by the president of the German Chambers of Commerce and Industry (DIHK) and the German Federal Employment minister for best performance.

Umicore Greater China organised a social event to which members from all the Umicore sites in China were invited. The aims were to further strengthen the Umicore values and boost the pride of belonging to the company. Inspired by the 2008 Olympic Games in Beijing, **Umicore organised its own Mini Olympics**.

On 20 September, 120 employees gathered in Nanjing, including 36 athletes from nine sites who competed in four different sport disciplines. During the award dinner, the collective efforts as well as the success of the winners were celebrated.

Objective 3

All sites must develop and implement a local plan for **constructive internal dialogue and open communication.** Taking into account the local culture and labour practices, this plan should strive to: value the feedback from employees; enhance participation in the regular Group-wide people surveys and ensure adequate follow-up actions; appraise employees regularly; ensure constructive dialogue with employees and their representatives.

The implementation of objective 3 is well on track. Ninety percent of sites have already fully deployed their local plan, while the remaining sites have initiated such a plan. Many platforms for dialogue are in place, ranging from formal works council meetings to general meetings with all employees (so called "town hall meetings").

Following the 2007 people survey, all sites and units are now implementing local improvements plans. At most of the sites, the local employees were intensively involved in the development of these action plans.

For the operations acquired in the course of 2007, a special edition of the Umicore people survey was organised in the spring of 2008. This exercise was based on the 2007 Umicore people survey and was conducted in five countries in two languages.

The participation rate was very high, with 90% of the new employees completing the survey. For some of the new employees this was the first time they had completed such a survey and most people appreciated the opportunity to offer their opinion.

The largest group concerns the former Delphi sites, which are now part of the Automotive Catalysts business unit. The results of their survey showed relative strengths for the following categories: equal opportunity, commitment towards safety and environment, engagement and customer focus.

The areas for improvement, compared to the existing Umicore operation were "perceived competitive position", reflecting the difficult period they went through before the acquisition, learning and development, preferred employer and accountability to local community.

The results also indicated that the integration process compared very favourably when benchmarked against other companies' integration processes over a similar time period.

Internal dialogue & open communication


100
80
60
40
20
0
2007
2008
Objective met
Actions ongoing
Actions yet to start

Meanwhile, all sites are working on specific action plans focused on their improvement needs in preparation for the next group-wide people survey, which is planned for 2010.

In 2007, Umicore signed an agreement with two key international trade unions on the global Group-wide implementation of its policies on human rights, equal opportunities, labour conditions, ethical conduct and environmental protection.

The implementation of this agreement with the International Metalworkers' Federation and the International Federation of Chemical, Energy, Mine and General Workers' Unions, is monitored by a joint committee that met for the first time in early 2008 to review Umicore's efforts and results in terms of sustainable development.

The external report verifier (ERM CVS) was present during the meeting.

In 2008, a total of 394 working days were lost through strikes. These days were spread over sites in Belgium, France and South Africa. All these events were linked to political events or country-wide activities and were not related to social conflicts within the Umicore sites themselves.

Objective 4

All sites must develop and implement a local plan to encourage learning and development of our employees.

In 2007, all Umicore sites had already implemented, or were in the process of implementing a local plan for learning and development. This trend continued in 2008. The average number of training hours remained largely stable, with an average of 51.21 hours per person (about 6.5 days per person).

A significant portion of these training hours are related to on-the-job training. Although further efforts have been taken to improve the reporting on these training efforts, they have yet to be consistently captured throughout the Group. Next to this form of training, a wide variety of classroom-type training sessions is offered at different levels of the company. Some examples:

At **group level**, a three-week training programme is organised on **Leadership and General Management**. The programme is organised in Europe, North America and Asia. During this intensive training period, participants not only learn about the formal topics of the programme, they are also exposed to different cultures, and most importantly they have the opportunity to build a strong internal network that will support them throughout their career and will help drive the innovation process within Umicore, via the exchange of ideas.

Based on this programme, the HR department of Umicore **Greater China** created a similar format, whereby mid-level managers from all the Chinese operations follow a regional **leadership programme**. Also in China, 40 newly hired or promoted managers participated in a 2-day "**Know Umicore**" programme to improve their understanding of the Group and business unit activities and to introduce them to the "Umicore Way", the Code of Conduct and the Sustainable Development objectives.

In **France**, dedicated training sessions were set up to prepare team leaders for organising **career interviews** with all employees. These types of interviews were launched for the first time in France. In Belgium, several new training modules were organised on topics such as Change Management, Positive Influencing and Problem Solving.

At site level, the example of Balzers (**Liechtenstein**) stands out. The 2007 people survey highlighted improvement of "communication" as a key action point. Therefore, **communication training for all employees** was organised on site. The objectives of this programme are to foster a better understanding and cooperation on all levels, the promotion of verbal communication and the ability to provide positive feedback.

The last example illustrates that learning can also take place in a less formal setting. The open house day in **Arab (Alabama, USA)** was combined with a **safety awareness day** in June 2008. The purpose of the event was to offer the local community, family and friends the opportunity to get to know Umicore and to promote safety awareness. Employees were invited to have pictures made with their family, while wearing the personal protection equipment required to perform their job. These pictures have been posted inside the plant, as a daily reminder on safety. An "I stay safe for ..." banner was made with all employees and family members putting their hand prints on the banner.

Learning and development


100
80
60
40
20
0
2007
2008
Objective met
Actions ongoing
Actions yet to start

Objective 5

All sites must develop and implement a local plan to apply the group policies for equal opportunity and diversity, respect of Human Rights and Umicore's Code of Conduct.

All sites have implemented Umicore's Code of Conduct and the Human Rights policy. Some sites are still in the process of drafting and formalising their local action plans to address equal opportunity.

Regarding equal opportunities, the percentage of female employees slightly decreased by half a percentage point. Both on management and senior management level, the proportion of female managers increased with half a percentage point. The combination of both trends slightly reduces the gap between the ratios for the entire female workforce on the one hand, and the female management population on the other. Through career review panels that will take place in 2009, further attention will be devoted to equal career opportunities for both men and women.

Action plans are being implemented in a number of countries to address the inclusion of people with a handicap. In France, the site of Bray was the frontrunner in 2007: all job profiles were screened and many profiles were adapted to employees with a handicap. In 2008, this example was followed by the other French sites. At the German site in Hanau, an old building was converted into a facility to help people with a handicap integrate into everyday life. In cooperation with the local region, highly professional services are being offered in the field of paper-to-electronic record transfer and the secure destruction of the original paper records. This independent centre provides services to the different companies operating at the large industrial site of Hanau. At the Brazilian site in Guarulhos, special efforts are underway to hire and integrate deaf employees.

All of Umicore's worldwide operations have been internally screened for the risk of breaching the right of freedom of association and collective bargaining, incidents involving child labour as well as forced or compulsory labour. The conclusion was that none of the Umicore operations is at risk. In total, 67.82% of the global workforce are either unionised or covered by a collective labour agreement.

In order to further promote the Umicore values, the Code of Conduct and the Sustainable Development principles (including Human Rights), a training tool was developed at the end of 2007: the "Umicore Way Game". This training kit was devised in the form of a board game. In early 2008, a number of different language versions were provided to the various regions. In total, well over 1,000 employees have played the game so far. The roll-out will continue in the coming years.

Equal opportunities, diversity, respect of human rights


100
80
60
40
20
0
2007
2008
Objective met
Actions ongoing
Actions yet to start

Gender balance

(% female workforce)


25%
20%
15%
10%
5%
0%
All employees
All managers
Senior managers
2007
2008


Annual report

"Health and safety awareness is fully embedded in our site in Americana: no lost time accidents at our operations for the past 2,000 days. Our employees have fully integrated the need for a safe working place in their mindset and their day-to-day routine. It shows what you can accomplish if you put your mind to it"

Fatima Zaghi Menegalle,
QSHE Coordinator, Americana (Brazil)

Occupational health & safety

Scope of Health Reporting

Umicore is progressively integrating systematic occupational health indicators in its central EHS database. Indeed, in 2008, for the first time the business units Automotive Catalysts, Technical Materials, Cobalt & Specialty Materials and Precious Metals Refining - representing a total of 26 sites with a total workforce of about 5,000 employees equivalent to some 50% of the workforce of the consolidated sites - reported their occupational health data in the central database. Unless otherwise specified, the occupational health data relate to Umicore's employees working at these sites. Umicore has the intention to further expand the scope of its occupational health reporting during 2009. Only data from consolidated sites where Umicore has operational control are included in this report.

2008 review

Umicore believes that a healthy workforce is vital to the success of Umicore's business.

The main occupational health risks are related to exposure to hazardous substances such as platinum salts, lead, arsenic, cadmium and physical hazards, mainly noise. In order to better understand and define these occupational health hazards and risks, Umicore is involved in a number of scientific studies with industry associations (e.g. the Cobalt Development Institute, the Nickel Institute) or universities.

Key data on occupational health diseases and biomarkers of exposure are reported in the central EHS database and compared to reference values to monitor progress in performance. Each site is requested to implement an occupational health programme in line with its risks. The objective of these programmes is to avoid exposure to hazardous substances in order to prevent adverse health effects.

In case exposure exceeds the reference values, measures are taken to improve the working conditions. In addition, if an occupational disease is diagnosed, workers are temporarily or permanently assigned to a modified job. Nine sites were certified against OHSAS 18001.

Occupational diseases

In 2008, four employees were diagnosed with an occupational disease as part of the workforce of the reporting business units.

Industrial noise is an important occupational health risk. In total, 1,120 employees were exposed in a working environment where the 80 decibel level could not always be respected. Three employees were diagnosed with noise-induced hearing loss. The Umicore EHS audit programme often identifies industrial noise as an action item for further reduction measures and better personal protection.

At the Umicore site in Olen (Cobalt & Specialty Materials), one case of contact dermatitis due to cobalt exposure was diagnosed amongst some 450 individuals exposed.

Eleven sites covering four business units where platinum salts are handled (Automotive Catalysts, Catalyst Technologies, Precious Metals Refining, Jewellery and Electroplating) have implemented a sensitization screening programme based on the guidelines of the occupational health working group of the International Platinum Association ("Guidance for the medical surveillance of workers exposed to complex platinum salts", 2002). The new site in Buenos Aires (Catalyst Technologies) will implement the screening test in the course of 2009. No new cases of platinum sensitization were diagnosed in 2008.

Lead

Occupational exposure to lead is still an important potential health risk for the site in Hoboken (Precious Metals Refining) as well as for the sites in Hanau (Precious Metals Refining and Technical Materials) and Manaus (Technical Materials). In total only 6.6% out of a total of 1,045 blood readings from employees potentially exposed to lead, revealed concentrations exceeding the level of 30 microgramme per decilitre blood, which is seen as the future EU standard. For the Hoboken site the average lead in blood value was 15.3 microgramme per decilitre of blood in 2008 compared to 15.5 in 2007 and down from 30 in 1997.

Cadmium

Nine reporting sites have to deal with occupational exposure to cadmium (Hoboken, Fort Saskatchewan, Hanau, Manaus, Guarulhos, Suzhou, Yangzhong, Vicenza and Glens Falls).

In total, of the 591 urine samples analysed for cadmium, 3.2% exceeded the biological exposure index of 5 microgramme of cadmium per litre of urine (ref: American Conference of Governmental and Industrial Hygienists, 2008). Since cadmium in urine is a life time biomarker of exposure, these higher readings reflect past exposures. Industrial hygiene programmes monitor current cadmium levels at the workplace to minimize, if not avoid, increased exposure. In some cases, additional analyses are done on cadmium in blood, a biomarker that better reflects cadmium exposure during the last months. Additional data will be collected during 2009.

In 2007, two workers needed to be moved to a cadmium-free work environment at the Umicore site in Changsha (Zinc Specialties) (see 2007 Annual Report, page 75). In 2008, control measures that were introduced included reduced cadmium presence in incoming material, process re-engineering and improved industrial hygiene measures. This resulted in a significant reduction of cadmium levels in blood and urine.

Cobalt

All production sites of the business unit Cobalt & Specialty Materials involved in handling and producing cobalt have implemented a biological monitoring programme (Arab, Cheonan, Fort Saskatchewan, Maxton, Olen, Shanghai, Subic). The average cobalt in urine concentration in 2008 was 24.6 microgrammes per gramme of creatinine, up from 21.0 in 2007. The results differ very much from site to site with averages as low as 5 microgrammes per gramme of creatinine or as high as more than 50 microgrammes per gramme of creatinine. Further dust reduction actions at the workplace will be undertaken to bring all cobalt biological monitoring results to an acceptable level.

Arsenic

While occupational arsenic exposure is possible at workplaces in Olen (Cobalt & Specialty Materials) and Hoboken (Precious Metals Refining), around 53% of the arsenic in urine results show levels at background level or lower (10 microgramme per gramme of creatinine). 6.5% of the readings exceeded the reference value of 30 microgramme per gramme of creatinine. The biological exposure index recommended by the American Conference of Industrial Hygienists is 35 microgramme/litre of urine (2008).

New occupational health risks

Indium Tin Oxide (ITO)
The production of ITO has increased, owing to the increased manufacturing of liquid-crystal panels. Two publicly available epidemiological studies (Chonan 2006, Hamaguchi 2007) confirmed the findings of two earlier case reports (Homma 2005, Tanaka 2002) which had associated occupational exposure to ITO with the development of severe respiratory problems. Umicore supported an experimental study at the Université Catholique de Louvain (Dominique Lison et al.: 'Sintered Indium-Tin-Oxide (ITO) particles: a new pneumotoxic entity', Toxicological Sciences, advance access published January 28, 2009). The study concludes that ITO particles represent a new toxicological entity which has the potential to induce lung damage in experimental animals, including genotoxic effects which are possibly predictive of the potential to develop cancer. The authors suggest that occupational exposure levels for ITO particles might need to be at least as low as is the case for crystalline silica (0.025 mg/m³ -ref American Conference of Governmental and Industrial Hygienists, 2008).

Umicore has adopted specific measures at its ITO production site in Providence (USA) to reduce exposure levels at the workplace. These include enclosed systems for scrap crushing, sawing and grinding as well as improved ventilation systems at critical workplaces.

Umicore believes that because of this information along with the chemical characteristics, ITO needs to be regarded as a separate substance. To that end, the company has submitted a file to notify ITO as a specific substance. Additional testing on eco-toxicity and toxicity started in the first quarter of 2009.

Nano materials
While nano-materials offer significant commercial opportunities in a wide array of applications, uncertainties exist concerning the physiological responses to nano-materials compared to the same substance in larger particles. Umicore is active in the development, production and sale of specific nano-materials (ZnO, TiO_2, CeO_2). A full size production facility for nano-materials is operational at the Olen site (Belgium).

In line with Umicore's EHS policy, the company actively participates in two EU research consortia (NanoInteract, NanoSafe2) to clarify the outstanding issues concerning the impact of nano-materials on human health and the environment. In addition, the company is participating in a project initiated by the OECD working party on manufactured nano-materials, which is managed by the Nanotechnology Industry Association. One of the aims of the project is to validate the OECD testing guidelines for eco-toxicity for zinc oxide and cerium oxide.

With regard to potential workplace exposure, in the absence of any clear answers today, the company aims to achieve zero exposure to workers at its nano-material production facility.

Other risks
As Umicore develops new products and processes, potential new occupational health risks are assessed. The site in Hoboken, for example, is screening incoming materials for poly-aromatic hydrocarbons that are potentially present while handling spent catalysts. Exposure monitoring showed no increased levels.

HIV

The Umicore sites in South-Africa are actively engaged in programmes encouraging staff to act against HIV. The sites participated in the World Aids day on 1 December with an overall 'leadership' theme to encourage leaders at all levels (of countries, communities, businesses, families...) to take action in their field of responsibility to stop the disease. In 2009, Umicore in South Africa will further increase awareness among its workforce and again set up a voluntary HIV-AIDS testing programme.

Scope of Safety Reporting

This section reports on the lost time accidents (LTA) that occurred to Umicore's staff while at their workplace. Accidents that might have happened on the road to and from work are not included.

In 2008, for the first time, all industrial sites were asked to report data on recordable injuries (RI) for their own staff and lost time accidents indicating contractor safety. The contractor safety data are reported separately and not integrated into the safety figures of Umicore's staff. Only data for consolidated sites where Umicore has operational control are included in this report.

Additional information on Umicore's EHS management approach can be found on the website www.umicore.com

2008 review

The safety performance in 2008 was not satisfactory. The company registered 87 lost time accidents, up from 79 in 2007. This resulted in a LTA frequency rate of 5.3, at the same level as in 2007 and falling short of the improvement target which had been set at 4.0 (figure 1). In total, 2,840 days were lost resulting in a severity rate of 0.17 compared to 0.13 in 2007 and a target of 0.15 (figure 2).

Detailed analysis reveals significant differences in safety performance between the different business units. Eight business units out of the 15 achieved or exceeded their frequency rate target of which four with zero lost time accidents, while others showed a sub-standard performance. Typical accidents were often linked to contact with metals, chemicals and difficult ergonomic conditions. All lost time accidents are thoroughly analysed and measures are implemented to prevent similar accidents in the future. Accident reports are shared with other sites through the company's intranet.

The Umicore sites in Europe count for 77% of the total number of lost time accidents while the Asian-Pacific region and the Americas only account for 15% and 8% respectively. The two countries with the highest number of LTAs are Belgium (33%) and Germany (24%).

A total of 371 recordable injuries were reported resulting in a RI frequency rate of 22.7. Forty lost time accidents were registered for contractors corresponding to a frequency rate of 14.6. While the information for contractor safety seems adequate, the RI data show a rather high variance among the sites. Corporate EHS will be working with selected sites to further refine the reported data. The reporting of these additional indicators enables us to identify a wider range of unsafe conditions providing valuable information for preventive actions.

FIGURE 1

Accident frequency rate Umicore group


40
35
30
25
20
15
10
5
0
97 98 99 00 01 02 03 04 05 06 07 08 09 10
Target
Accident frequency rate Umicore group

FIGURE 2

Severity rate Umicore world-wide


1.0
0.8
0.6
0.4
0.2
0.0
97 98 99 00 01 02 03 04 05 06 07 08 09 10
Target
Severity rate Umicore worldwide

Occupational safety targets

Umicore remains determined to achieve a zero accident rate for all its operations. Indeed, "The Umicore Way" states "not to compromise on a safe and healthy working environment for all and (to) seek to continual improvement of our occupational health and safety performance".

While Umicore has achieved significant improvements over the past 10 years, statistics show that the occupational safety performance has reached a plateau. This once again underlines the need to further strengthen efforts to eliminate all accidents at the workplace. To that end, a Group-wide break-through plan is being prepared to meet the vision of zero accidents.

In addition, the different business units and sites have developed specific actions to meet the Group targets that have been set and approved in 2007 by the Executive Committee (table 1).

	Frequency rate	Severity rate
2009	3.5	0.13
2010	3.0	0.11

Process safety

As part of the Group's overall safety objectives, the company has also defined a process safety objective to be achieved by all operational sites by 2010. Many sites handle, use and store hazardous chemical substances that may present a hazard to the employees, neighboring people and the environment. With this objective, the company ensures that these risks are identified in a systematic way and that the necessary actions are taken to prevent, mitigate or contain those risks. A corporate guideline has been issued specifying the steps that need to be taken to ensure a robust approach at all sites.

At the end of 2008, 70% of the industrial sites had already conducted or were conducting a process safety study. Emergency preparedness plans were in place in 89% of the sites. The sites where such plans still need to be implemented are mainly sites with low risk activities such as warehouses.

Umicore Group 2008 Financial statements

Contents

Consolidated income statement		**86**
Consolidated balance sheet		**87**
Consolidated cash flow statement		**88**
Consolidated statement of recognized income and expenses		**89**
Notes to the consolidated financial statements		**90**
1.	Basis of preparation	90
2.	Accounting policies	90
3.	Financial risk management	94
4.	Critical accounting estimates and judgments	95
5.	Group companies	96
6.	Foreign currency measurement	97
7.	Segment information	97
8.	Business combinations and acquisitions of associates and joint ventures	99
9.	Result from operating activities	99
10.	Payroll and related benefits	100
11.	Finance cost - net	101
12.	Income from other financial investments	101
13.	Income taxes	102
14.	Intangible assets other than goodwill	103
15.	Goodwill	104
16.	Property, plant and equipment	105
17.	Investments accounted for under the equity method	106
18.	Available-for-sale financial assets and loans granted	107
19.	Inventories	107
20.	Trade and other receivables	108
21.	Deferred tax assets and liabilities	109
22.	Cash and cash equivalents	110
23.	Consolidated statement of changes in equity	110
24.	Financial debt	112
25.	Trade debt and other payables	113
26.	Liquidity of the financial liabilities	114
27.	Provisions for employee benefits	116
28.	Stock option plans granted by the company	120
29.	Environmental provisions	121
30.	Provisions for other liabilities and charges	122
31.	Financial instruments by category	123
32.	Fair value of financial instruments	125
33.	Notes to the cash flow statement	128
34.	Off balance sheet rights and commitments	129
35.	Contingencies	130
36.	Related parties	131
37.	Events after the balance sheet date	131
38.	Earnings per share	132
39.	Discontinued operations	133
40.	IFRS developments	133
Summarized financial statements of Umicore's parent company		**134**
Report of the statutory auditor on the consolidated financial statements at 31 December 2008		**136**

Consolidated income statement

(EUR thousand)

	Notes	2007	2008
Turnover	9	8,309,909	9,168,637
Other operating income	9	129,851	101,474
Operating income		***8,439,760***	***9,270,111***
Raw materials and consumables		(7,039,391)	(7,766,799)
Payroll and related benefits	10	(546,474)	(609,960)
Depreciation and impairments	9	(129,035)	(168,368)
Other operating expenses	9	(443,960)	(417,401)
Operating expenses		***(8,158,860)***	***(8,962,528)***
Income from other financial investments	12	28,094	(68,149)
RESULT FROM OPERATING ACTIVITIES		**308,994**	**239,435**
Financial income	11	20,284	10,199
Financial expenses	11	(55,440)	(54,799)
Foreign exchange gains and losses	11	(5,278)	(7,420)
Share in result of companies using the equity method	17	25,455	8,233
PROFIT (LOSS) BEFORE INCOME TAX		**294,016**	**195,649**
Income taxes	13	(57,460)	(67,159)
PROFIT FROM CONTINUING OPERATIONS		**236,556**	**128,490**
Profit (loss) from discontinued operations	39	425,826	(612)
PROFIT (LOSS) OF THE PERIOD		**662,382**	**127,878**
of which: Group share		*653,083*	*121,710*
Minority share		*9,299*	*6,168*

(EUR)

	Notes	2007	2008
Basic earnings per share from continuing operations	38	*1.81*	*1.06*
Total basic earnings per share	38	*5.21*	*1.06*
Diluted earnings per share from continuing operations	38	*1.79*	*1.05*
Total diluted earnings per share	38	*5.15*	*1.05*
Dividend per share		*0.65*	*0.65 **

* proposed

The notes on pages 90 to 135 are an integral part of these consolidated financial statements.

Consolidated balance sheet

(EUR thousand)

	Notes	31/12/07	31/12/08
NON-CURRENT ASSETS		**1,139,751**	**1,130,445**
Intangible assets	14,15	112,267	123,076
Property, plant and equipment	16	622,685	709,194
Investments accounted for using the equity method	17	169,706	169,135
Available-for-sale financial assets	18	108,230	26,040
Loans granted	18	2,651	2,533
Trade and other receivables	20	4,740	11,349
Deferred tax assets	21	119,472	89,118
CURRENT ASSETS		**2,081,013**	**1,894,483**
Current loans granted	18	7,181	2,190
Inventories	19	968,668	898,534
Trade and other receivables	20	880,033	708,143
Income tax receivables		6,152	30,624
Available-for-sale financial assets	18	64	45
Cash and Cash equivalents	22	218,914	254,947
Assets of discontinued operations		64,558	
TOTAL ASSETS		**3,285,323**	**3,024,927**
EQUITY OF THE GROUP	23	**1,533,197**	**1,332,353**
Group shareholders' equity		**1,491,227**	**1,290,683**
Share capital and premiums		469,421	502,862
Retained earnings		1,427,831	1,084,601
Currency translation differences and other reserves		(109,062)	(119,048)
Treasury shares		(296,963)	(177,732)
Minority interest		**41,970**	**41,670**
Currency translation differences and other reserves of discontinued operations		**(2,645)**	
NON-CURRENT LIABILITIES		**519,274**	**739,301**
Provisions for employee benefits	27	171,796	162,885
Financial debt	24	181,201	422,503
Trade and other payables	25	4,987	5,649
Deferred tax liabilities	21	37,566	49,855
Provisions	29, 30	123,723	98,410
CURRENT LIABILITIES		**1,197,813**	**953,273**
Financial debt	24	215,634	165,841
Trade and other payables	25	864,816	671,708
Income tax payable		46,204	37,406
Provisions	29, 30	71,159	78,318
Liabilities from discontinued operations		37,683	
TOTAL EQUITY & LIABILITIES		**3,285,323**	**3,024,927**

The notes on pages 90 to 135 are an integral part of these consolidated financial statements.

Consolidated cash flow statement

(EUR thousand)

	Notes	2007	2008
Profit from continuing operations		236,556	128,491
Adjustments for profit of equity companies		(25,455)	(8,233)
Adjustment for non-cash transactions	33	158,477	214,144
Adjustments for items to disclose separately or under investing and financing cash flows	33	53,703	78,423
Change in working capital requirement	33	6,245	16,975
Cash flow generated from operations		**429,526**	**429,799**
Dividend received		33,470	16,409
Tax paid during the period		(56,554)	(75,921)
NET CASH FLOW GENERATED BY (USED IN) OPERATING ACTIVITIES	33	**406,441**	**370,287**
Acquisition of property, plant and equipment	16	(148,902)	(204,783)
Acquisition of intangible assets	14	(4,005)	(11,193)
Acquisition of new subsidiaries (net of cash acquired)	8	(82,315)	(1,117)
Acquisition of / capital increase in associates		(2,066)	(11,666)
Acquisition in additional shareholdings in subsidiaries			(265)
Acquisition of financial assets	18	(1,891)	(1,445)
New loans extended	18	(11,694)	(223)
Sub-total acquisitions		***(250,873)***	***(230,691)***
Disposal of property, plant and equipment		9,514	16,109
Disposal of intangible assets		966	140
Disposal of subsidiaries and associates (net of cash disposed)		755,404	30,230
Cash flows from/to discontinued operations		(177,211)	
Capital decrease in associates		1,824	
Disposal of financial fixed assets		30,479	4,105
Repayment of loans	18	2,054	5,083
Sub-total disposals		***623,030***	***55,666***
NET CASH FLOW GENERATED BY (USED IN) INVESTING ACTIVITIES	33	**372,158**	**(175,025)**
Capital increase		5,555	
Capital increase/decrease minorities		445	615
Own shares		(257,441)	(239,716)
Interest received		15,773	5,808
Interest paid		(42,480)	(36,717)
New loans (repayment of loans)		(511,299)	180,196
Dividends paid to Umicore shareholders		(52,043)	(74,286)
Dividends paid to minority shareholders		(1,095)	(661)
NET CASH FLOW GENERATED BY (USED IN) FINANCING ACTIVITIES	33	**(842,584)**	**(164,762)**
Effect of exchange rate fluctuations on cash held		(4,348)	6,450
NET CASH FLOW FROM CONTINUING OPERATIONS		**(68,332)**	**36,951**
Impact of change in scope and discontinued operations on opening cash and cash equivalents		**116,818**	
NET CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	22	**162,943**	**211,429**
NET CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	**211,429**	**248,380**
of which cash and cash equivalents		*218,914*	*254,947*
of which bank overdrafts		*(7,485)*	*(6,568)*

The notes on pages 90 to 135 are an integral part of these consolidated financial statements.

Consolidated statement of recognized income and expenses

(EUR thousand)

	Notes	2007	2008
Changes in available-for-sale financial assets reserves		(15,753)	(8,819)
Changes in cash flow hedge reserves		33,596	40,230
Changes in post-employment benefit reserves		14,790	(1,376)
Changes in share-based payments reserves		5,812	7,532
Changes in deferred taxes directly recognized in equity		(15,869)	(13,436)
Changes in currency translation differences		(38,346)	(37,281)
Net income (expense) recognized directly in equity of continuing operations	23	**(15,769)**	**(13,149)**
Net income (expense) recognized directly in equity of discontinued operations		215,065	2,645
Profit (loss) of the period		662,382	127,878
TOTAL RECOGNIZED INCOME		**861,678**	**117,374**
of which : Group share		854,639	117,425
Minority share		7,039	(51)

The notes on pages 90 to 135 are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

The company's consolidated financial statements and the management report prepared in accordance with article 119 of the Belgian Companies Code set forth on pages 1 to 83 and 138 to 153, for the year ended 31 December 2008 were authorized for issue by the Board of Directors on 30 March 2009. They have been prepared in accordance with the legal and regulatory requirements applicable to the consolidated financial statements of Belgian companies. They include those of the company, its subsidiaries and its interests in companies accounted for using the equity method.

1. Basis of preparation

The Group presents its annual consolidated financial statements in accordance with all International Financial Reporting Standards (IFRS) adopted by the European Union (EU).

The consolidated financial statements are presented in thousands of euros, rounded to the nearest thousand, and have been prepared on a historical cost basis, except for those items that are measured at fair value.

2. Accounting policies

2.1 PRINCIPLES OF CONSOLIDATION AND SEGMENTATION

Umicore applies a full consolidation for its subsidiaries - entities over which the company has control - i.e. the power to govern the financial and operating policies so as to obtain benefits from its activities. Control is presumed when Umicore owns, directly or indirectly through subsidiaries, more than 50% of the voting rights.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

Note 5 lists all significant subsidiaries of the company at the closing date.

To account for an acquisition, the purchase method is used. The assets, liabilities and contingent liabilities of the acquired company are measured at their fair value at the date of acquisition. The cost of acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the Group's share of the fair value of the net assets of the subsidiary is recorded as goodwill. (see Section 2.6. Intangible Assets). If the Group's share in the fair value of the net assets exceeds the cost of acquisition, the excess is recognized immediately in profit and loss.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated, unless such losses are an indication of impairment. Where necessary, the subsidiaries' accounting policies have been changed to ensure consistency with the policies the Umicore Group has adopted.

An associate is an entity in which the company has a significant influence over the financial and operating policies, but no control. Typically this is evidenced by an ownership of between 20 to 50% of the voting rights. A joint venture is a contractual arrangement whereby the company and other parties undertake, directly or indirectly, an economic activity that is subject to joint control.

Both associates and joint ventures are accounted for using the equity method. Under this method, the Group's share of the post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves.

Unrealized gains on transactions between the company and its associates or joint ventures are eliminated to the extent of the company's interest in the associates and joint ventures. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment.

Investments in companies that are not consolidated through the equity method or through the full consolidation method are recorded under "available-for-sale financial assets".

The company's investments in associates and joint ventures include the goodwill on acquisitions, net of impairment.

Note 17 lists all significant associates and joint ventures of the company as at the closing date.

Note 7 provides the Company's segment information. A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other environments.

The primary segments of the Group are the business segments. The company's secondary segments are the geographical segments.

2.2 INFLATION ACCOUNTING

As at 31 December 2008 there is no subsidiary in the Umicore Group having a functional currency belonging to a hyperinflationary economy.

2.3 FOREIGN CURRENCY TRANSLATION

Functional currency: items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity. The consolidated financial statements are presented in euros which is the functional currency of the parent. To consolidate the Group and each of its subsidiaries, the financial statements are translated as follows:

- Assets and liabilities at the year-end rate as published by the European Central Bank.
- Income statements at the average exchange rate for the year.
- The components of shareholders' equity at the historical exchange rate.

Exchange differences arising from the translation of the net investment in foreign subsidiaries, joint ventures and associated entities at the period-end exchange rate are recorded as part of the shareholders' equity under «currency translation differences».

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as local currency assets and liabilities of the foreign entity and are translated at the closing rate.

2.4 FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are recognized during the period in the functional currency of each entity at exchange rates prevailing at the date of transaction. The date of a transaction is the date at which the transaction first qualifies for recognition. For practical reasons a rate that approximates the actual rate at the date of the transaction is used at some operations, for example, an average rate for the week or the month in which the transactions occur.

Subsequently, monetary assets and liabilities denominated in foreign currencies are translated at the closing rate at the balance sheet date.

Gains and losses resulting from the settlement of foreign currency transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the income statement as a financial result.

In order to hedge its exposure to certain foreign exchange risks, the Company has entered into certain forward contracts (see Chapter 2.21, Financial instruments)

2.5 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at historical cost, less accumulated depreciation and impairment losses. Cost includes all direct costs and appropriate allocation of indirect costs incurred to bring the asset to working condition for its intended use.

There are no borrowing costs capitalized in the costs of the assets. All borrowing costs are recognized as expenses in the period when incurred.

The straight-line depreciation method is applied through the estimated useful life of the assstyle-umicore-chiff-textets. Useful life is the period of time over which an asset is expected to be used by the company.

Repair and maintenance costs are expensed in the period in which they are incurred, if they do not increase the future economic benefits of the asset. Otherwise they are classified as separate components of items of property, plant and equipment. Those major components of items of property, plant and equipment that are replaced at regular intervals are accounted for as separate assets as they have useful lives different from those items of property, plant and equipment to which they relate.

The typical useful life per main type of property, plant and equipment are as follows :

Land :	Non-depreciable
Buildings :	
- Industrial buildings	20 years
- Improvements to buildings	10 years
- Other buildings such as offices and laboratories	40 years
- Investment properties	40 years
Plant, machinery and equipment :	10 years
- Furnaces	7 years
- Small equipment	5 years
Furniture and vehicles :	
- Vehicles	5 years
- Mobile handling equipment	7 years
- Computer equipment	3 to 5 years
- Furniture and office equipment	5 to 10 years

For material newly acquired or constructed assets, the useful life is separately assessed at the moment of the investment request and can deviate from the above standards.

Assets are reviewed for an indication of impairment at each balance sheet date to assess whether they are recoverable in the form of future benefits. If the recoverable amount has decreased below the carrying amount, an impairment loss is recognized and accounted for as an operational charge. To assess impairments, assets are grouped in cash-generating units (CGU) at the lowest level for which separately identifiable cash flows exist. (see Chapter 2.12 Impairment of assets).

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows from other assets or groups of assets.

2.6 INTANGIBLE ASSETS & EQUITY TRANSACTION EXPENSES

2.6.1. EQUITY TRANSACTION EXPENSES

Expenses for formation and capital increase are deducted from the share capital.

2.6.2. GOODWILL

Goodwill represents the excess of the cost of an acquisition of a subsidiary, associate or jointly controlled entity over the Group's share in the fair value of the identifiable assets and liabilities of the acquired entity at the date of acquisition. Goodwill is recognized at cost less any accumulated impairment losses

Goodwill from associates and joint ventures is presented in the balance sheet on the line «Investments accounted for under the equity method», together with the investment itself.

To assess impairment, goodwill is allocated to a CGU. At each balance sheet date, these CGUs are tested for impairment, meaning an analysis is performed to determine whether the carrying amount of goodwill allocated to the CGU is fully recoverable. If the carrying amount is not fully recoverable, an appropriate impairment loss is recognized in the income statement. These impairment losses are never reversed.

The excess of the Group's interest in the fair value of the net identifiable assets acquired over the cost of acquisition is recognized in the income statement immediately.

2.6.3. RESEARCH AND DEVELOPMENT

Research costs related to the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as an incurred expense.

Development costs are defined as costs incurred for the design of new or substantially improved products and for the processes prior to commercial production or use. They are capitalized if, among others, the following conditions are met:

- the intangible asset will give rise to future economic benefits, or in other words, the market potential has been clearly demonstrated.
- the expenditures related to the process or product can be clearly identified and reliably measured.

In case it is difficult to clearly distinguish between research or development costs, the costs are considered as being research. If development costs are capitalized they are amortized using a straight-line method over the period of their expected benefit.

2.6.4. OTHER INTANGIBLE ASSETS

All of the following types are recorded at historical cost, less accumulated amortization and impairment losses, except for government granted CO_2 emission rights which are valued at the prevailing market price at the day of the grant:

- Concessions, patents, licenses: are amortized over the period of their legal protection.
- Software and related internal development costs: are typically amortized over a period of five years
- CO_2 emission rights : are not amortized but can be impaired
- Land use rights: are typically amortized over the contractual period

2.7 LEASE

Lease operations can be divided into two types of lease:

2.7.1. FINANCE LEASE

Leases under which the company assumes a substantial part of the risks and rewards of ownership are classified as finance leases. They are measured at the lower of fair value and the estimated present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant periodic rate of interest on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in long-term payables. The interest element is charged to the income statement over the lease period. Leased assets are depreciated over the shorter of the useful life and the lease term.

2.7.2. OPERATING LEASE

Leases under which a substantial part of the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Among other items, the group leases metals to and from third parties for specified periods for which the group receives or pays fees. The metal leases from third parties are classified as operating leases and are reported as off balance sheet commitments (see note 34). All payments or receipts under operating lease are recognized as an operating expense in the income statement using the straight-line method.

2.8 AVAILABLE-FOR-SALE FINANCIAL ASSETS, LOANS AND NON CURRENT RECEIVABLES

All movements in available-for-sale financial assets, loans and receivables are accounted for at trade date.

Financial assets available for sale are carried at fair value. Unrealized gains and losses from changes in the fair value of such assets are recognized in equity as available-for-sale financial assets reserves. When the assets are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses.

Loans and receivables are carried at amortized cost less any impairment.

All write-downs are recorded on a separate account and are netted with the carrying amounts when all chances of recovery are depleted.

Own shares, are deducted from equity.

2.9 INVENTORY

Inventories are carried at the lower of cost or net realizable value. Cost comprises direct purchase or manufacturing costs and an appropriate allocation of overheads.

Inventories are classified as:

1. Base products with metal hedging
2. Base products without metal hedging
3. Consumables
4. Advances paid
5. Contracts in progress

Base products with metal hedging are metal-containing products on which Umicore is exposed to metal price fluctuation risks and where Umicore applies an active and structured risk management process to minimize the potential adverse effects of market price fluctuations on the financial performance of the Group. The metal contents are classified in inventory categories that reflect their specific nature and business use. Depending on the metal inventory category, appropriate hedging mechanisms are applied. A weighted average is applied per category of inventory except for the inventories valued at fair value (see Chapter 2.21 on Financial instruments).

Base products without metal hedging and consumables are valued using the weighted-average cost method.

Write-downs on inventories are recognized when turnover is slow or where the carrying amount is exceeding the net realizable value, meaning the estimated selling price less the estimated costs of completion and the estimated cost necessary to make the sale. Write-downs are presented separately.

Advances paid are down-payments on transactions with suppliers for which the physical delivery has not yet taken place and are booked at nominal value.

Contracts in progress are valued using the percentage-of-completion method.

2.10 TRADE AND OTHER RECEIVABLES

Trade and other receivables are measured at amortized cost, i.e. at the net present value of the receivable amount. Unless the impact of discounting is material, the nominal value is taken. Receivables are written down for irrecoverable amounts. All write-downs are recorded on a separate account and are netted with the carrying amounts when all chances of recovery are depleted.

Trade receivables of which substantially all the risks and rewards have been transferred are derecognized from the balance sheet.

The positive fair value of derivative financial instruments is included under this heading.

2.11 CASH AND CASH EQUIVALENTS

Cash includes cash-in-hand and cash with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible into known amounts of cash, have maturity dates of three months or less and are subject to an insignificant risk of change in value.

These items are carried in the balance sheet at nominal value or amortized cost. Bank overdrafts are included in the current liabilities on the balance sheet.

2.12 IMPAIRMENT OF NON-FINANCIAL ASSETS

Property, plant and equipment and other non-current assets, including intangible assets and financial assets not held for trading, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated.

The recoverable amount is the higher of an asset's net selling price and value in use. To estimate the recoverable amount of individual assets the company often determines the recoverable amount of the cash-generating unit (CGU) to which the asset belongs.

Whenever the carrying amount of an asset exceeds its recoverable value, an impairment loss is recognized as an expense immediately.

A reversal of impairment losses is recognized when there is an indication that the impairment losses recognized for the asset or for the CGU no longer exist or have decreased. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

2.13 SHARE CAPITAL AND RETAINED EARNINGS

A. Repurchase of share capital
When the company purchases some of its own shares, the consideration paid – including any attributable transaction costs net of income taxes – is deducted from the total shareholders' equity as treasury shares. No gain or loss shall be recognized in profit or loss on the purchase, sale, issue or cancellation of own shares. When such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

B. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds of the issue, net of tax.

C. Dividends of the parent company payable on ordinary shares are only recognized as a liability following approval by the shareholders.

2.14 MINORITY INTERESTS

Minority interests include a proportion of the fair value of identifiable assets and liabilities recognized upon acquisition of a subsidiary, together with the appropriate proportion of subsequent profits and losses.

In the income statement, the minority share in the Company's profit or loss is presented separately from the Company's consolidated result.

2.15 PROVISIONS

Provisions are recognized in the balance sheet when:

- There is a present obligation (legal or constructive) as a result of a past event.
- It is probable that an outflow of resources will be required to settle the obligation.
- A reliable estimate can be made on the amount of the obligation.

A constructive obligation is an obligation that derives from company actions where, by an established pattern of past practice or published policies, the company has indicated that it will accept certain responsibilities and, as a result, the company has created a valid expectation that it will discharge those responsibilities.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date and taking into account the probability of the possible outcome of the event. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditure expected to be required to settle the obligation. The result of the yearly discounting of the provision, if any, is accounted for as a financial result.

The main types of provision are the following:

1. **Provisions for employee benefits** (See Chapter 2.16, Employee benefits).

2. **Environmental obligations**

Environmental provisions are based on legal and constructive obligations from past events, in accordance with the company's published environmental policy and applicable legal requirements. The full amount of the estimated obligation is recognized at the moment the obliging event occurs. When the obligation is production/activity related, the provision is recognized gradually depending on normal usage/production level.

3. **Other Provisions**

Includes provisions for litigation, onerous contracts, warranties, exposure to equity investments and restructuring. A provision for restructuring is recognized when the company has approved a detailed and formal restructuring plan and the restructuring has either commenced or has been announced publicly before the balance sheet date. Any restructuring provision only includes the direct expenditure arising from the restructuring which is necessarily entailed and is not associated with the ongoing activities of the Company.

2.16 EMPLOYEE BENEFITS

2.16.1. SHORT-TERM EMPLOYEE BENEFITS

These include wages, salaries and social security contributions, paid annual leave and sick leave, bonuses and non-monetary benefits, and are taken as an expense in the relevant period. Bonuses are received by all company managers and are based on key target financial indicators. The amount of the bonus is recognized as an expense, based on an estimation made at the balance sheet date.

2.16.2. POST EMPLOYMENT BENEFITS (PENSIONS, MEDICAL CARE)

The company has various pension and medical care schemes in accordance with the conditions and practices of the countries it operates in. The schemes are generally funded through payments to insurance companies or trustee-administered funds.

2.16.2.1. Defined Benefit Plans

The company has accounted for all legal and constructive obligations both under the formal terms of defined benefit plans and under the company's informal practices.

The amount presented in the balance sheet is based on actuarial calculations (using the projected unit credit method) and represents the present value of the defined benefit obligations, adjusted for unrecognized past service costs, and reduced by the fair value of the plan assets.

Unrecognized past service costs result from the introduction of new benefit plans or changes in the benefits payable under an existing plan. The past service costs for which the benefits are not yet vested (the employees must deliver employee services before the benefits are granted) are amortized on a straight-line basis over the average period until the new or amended benefits become vested.

All actuarial gains and losses following changes in the actuarial assumptions of post-employment defined benefit plans are recognized through equity in the period in which they occur and are disclosed in the statement of income and expense as post employment benefit reserves.

2.16.2.2. Defined Contribution Plans

The company pays contributions to publicly or privately administered insurance plans. The payments are recognized as expenses as they fall due, and as such are included in personnel costs.

2.16.3. OTHER LONG-TERM EMPLOYEE BENEFITS (JUBILEE PREMIUMS)

These benefits are accrued for their expected costs over the period of employment using an accounting methodology similar to that for defined benefit pension plans. These obligations are in general valued annually by independent qualified actuaries. All actuarial losses or gains are immediately recognized in the income statement.

2.16.4. TERMINATION BENEFITS (PRE-RETIREMENT PLANS, OTHER TERMINATION OBLIGATIONS)

These benefits arise as a result of the company's decision to terminate an employee's employment before the normal retirement date or of an employee's decision to accept voluntary redundancy in exchange for those benefits. When they are reasonably predictable in accordance with the conditions and practices of the countries the company operates in, future obligations are also recognized.

These benefits are accrued for their expected costs over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. In general, these obligations are valued annually by independent qualified actuaries. All actuarial losses or gains are immediately recognized in the income statement.

2.16.5. EQUITY AND EQUITY-RELATED COMPENSATION BENEFITS (SHARE BASED PAYMENTS IFRS 2)

Different stock option and share programs allow company employees and company senior management to acquire or obtain shares of the company. The option or share exercise price equals the market price of the (underlying) shares at the date of the grant. When the options are exercised, shares are delivered to the beneficiaries from existing own shares. In both cases, the equity is increased by the amount of the proceeds received corresponding to the exercise price. For the share programs, shares are delivered to the beneficiaries from existing own shares

The options and shares are typically vested at the moment of the grant and their fair value is recognized as an employee benefit expense with a corresponding increase in equity as share based payment reserves. For the options, the expense to be recognized is calculated by an actuary, using a valuation model which takes into account all features of the stock options, the volatility of the underlying stock and an assumed exercise pattern.

As long as the options granted have not been exercised, their value is reported in the Statement of Recognized Income and Expenses as 'share based payments reserve'. The value of the options exercised during the period is transferred to 'retained earnings'

2.16.6. PRESENTATION

The impact of employee benefits on results is booked under operating results in the income statement, except for the interest and discount rate impacts which are classified under financial results.

2.17 FINANCIAL LIABILITIES

All movements in financial liabilities are accounted for at trade date

Borrowings are initially recognized as proceeds received, net of transaction costs. Subsequently they are carried at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on issue. Any differences between cost and redemption value are recognized in the income statement upon redemption.

2.18 TRADE AND OTHER PAYABLES

Trade payables are measured at amortized cost, i.e. at the net present value of the payable amount. Unless the impact of discounting is material, the nominal value is taken.

The negative fair value of derivative financial instruments is included under this heading.

2.19 INCOME TAXES

Taxes on profit or loss of the year include current and deferred tax. Such taxes are calculated in accordance with the tax regulations in effect in each country the company operates in.

Current tax is the expected tax payable on the taxable income of the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable (or receivable) in respect of previous years.

Deferred taxes are calculated using the liability method on temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements. These taxes are measured using the rate prevailing at the balance sheet date or future applicable tax rates formally announced by the government in the country the Company operates in.

Deferred tax assets are only recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax assets and liabilities are offset and presented net only if they relate to income taxes levied by the same taxation authority on the same taxable entity.

2.20 REVENUE RECOGNITION

2.20.1. GOODS SOLD AND SERVICES RENDERED

Revenue from the sale of goods in transformation activities is recognized when significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of the goods.

Revenue from refining activities and services rendered is recognized by reference to the stage of completion of the transaction when this can be measured reliably.

2.20.2. GOVERNMENT GRANTS

A government grant is accounted for in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants are recognized in the income statement over the period necessary to match them with the costs they are intended to compensate.

2.21 FINANCIAL INSTRUMENTS

The company uses derivative financial and commodity instruments primarily to reduce the exposure to adverse fluctuations in foreign exchange rates, commodity prices, interest rates and other market risks. The company uses mainly spot and forward contracts to cover the metal and currency risk, and swaps to hedge the interest rate risk. The operations carried out on the futures markets are not of a speculative nature.

2.21.1. TRANSACTIONAL RISKS – FAIR VALUE HEDGING

Derivative financial and commodity instruments are used for the protection of the fair value of underlying hedged items (assets, liabilities and firm commitments) and are recognized initially at fair value at trade date.

All derivative financial and commodity instruments are subsequently measured at fair value at the balance sheet date via the "Mark-to-Market" mechanism. All gains and losses are immediately recognized in the income statement - as an operating result, if commodity instruments, and as a financial result in all other cases

The hedged items (physical commitments and commercial inventory, primarily) are valued at fair value when hedge accounting can be documented according to the criteria set out in IAS 39.

In the absence of obtaining fair value hedge accounting at inception as defined under IAS 39, the hedged items are kept at cost and are submitted to the valuation rules applicable to similar non-hedged items, i.e. the recognition at the lower of cost or market (IAS 2) for inventories, or the recognition of provisions for onerous contracts (IAS 37) for physical commitments (see also note 2.22 - IAS 39 impact)

When there is a consistent practice of trading of metals through the use of commodity contracts by a dedicated subsidiary or a CGU of the Group and by which the entity takes delivery of the underlying to sell it within a short period after delivery for the purpose of generating a profit from short-term fluctuations in price or trading margins, the inventory is valued at fair value through the income statement and the related physical and / or commodity commitments are classified as derivative and measured at fair value through the income statement.

2.21.2. STRUCTURAL RISKS – CASH FLOW HEDGING

Derivative financial and commodity instruments used for the protection of future cash flows are designated as hedges under cash-flow hedge accounting. The effective portion of changes in the fair value of hedging instruments which qualify as cash flow hedges are recognized in the shareholders equity as hedging reserves until the underlying forecasted or committed transactions occur (i.e. affect the income statement). At that time the recognized gains and losses on the hedging instruments are transferred from equity to the income statement.

When a hedging instrument expires, is sold, terminated, or if it is exercised before the underlying forecasted or committed transactions occurred, the profit or loss is maintained in equity until the hedged transactions occur.

If the hedged transactions are no longer probable or the hedges become ineffective, then any gains or losses which were deferred in equity are immediately recognized in the income statement.

In the absence of obtaining cash-flow hedge accounting at inception as defined under IAS 39, then the fair value of the related hedging instruments is recognized in the income statement instead of the equity and this prior to the occurance of the underlying forecasted or committed transactions (see also note 2.22 - IAS 39 impact)

2.21.3 EMBEDDED DERIVATIVES

Executory contracts (the "host contract") may sometimes contain embedded derivatives. Embedded derivatives cause some or all of the cash flows that would otherwise be expected from the host contract, to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, or other variable. If it is concluded that such a derivative is not closely related to the host contract, it is separated from the host contract and accounted for under the rules of IAS 39 (fair value through profit or loss). The host contract is accounted for using the rules applicable to executory contracts, which effectively means that such a contract is not recognized in the balance sheet or profit and loss before delivery on the contract takes place. (see also note 2.22 - IAS 39 impact)

2.22 NON-RECURRING RESULTS AND IAS 39 EFFECT

Non-recurring results relate primarily to restructuring measures, impairment of assets and other income or expenses arising from events or transactions that are clearly distinct from the ordinary activities of the company.

IAS 39 effect relates to non-cash timing differences in revenue recognition due to the non-application of or non-possibility of obtaining IAS 39 hedge accounting at inception to

a) transactional hedges, which implies that hedged items can no longer be measured at fair value and must be submitted to the valuation rules applicable to similar non-hedged items, i.e. the recognition at the lower of cost or market (IAS 2) for inventories, or the recognition of provisions for onerous contracts (IAS 37) for physical commitments.

b) Structural hedges, which implies that the fair value of the related hedging instruments are recognized in the income statement instead of equity and this prior to the occurrence of the underlying forecasted or committed transactions.

c) Derivatives embedded in executory contracts, which implies that fair value on the embedded derivatives are recognized in the income statement as opposed to the executory component where no fair value measurement is allowed.

Note 9 provides more details on these results.

3. Financial risk management

Each of the Group's activities is exposed to a variety of risks, including changes in metal prices, foreign currency exchange rates, certain market-defined commercial conditions, and interest rates as well as credit and liquidity risks. The Group's overall risk management programme seeks to minimize the adverse effects on the financial performance of the Group by hedging most of these risks through the use of financial and insurance instruments.

3.1 CURRENCY RISK

Umicore's currency risk can be split into three distinct categories: structural, transactional and translational risks.

3.1.1. STRUCTURAL RISK

A portion of Umicore's revenues are structurally related to the US dollar (USD), while many of the operations are located outside the USD zone (particularly in Europe and Asia). Any change in the USD exchange rate against the Euro or other currencies which are not pegged to the USD will have an impact on the company's results. The largest portion of this currency exposure derives from USD denominated metals prices, which have an impact on the value of surplus metal recovered from materials supplied for treatment.

Umicore has a policy of hedging forward its structural currency exposure, either in conjunction with the hedging of structural metal price exposure or in isolation, when the currency exchange rates or the metal price expressed in euros are above their historical average and at a level where attractive margins can be secured.

In the absence of any hedging of the non-metal-price-related structural USD exposure and at prevailing exchange rates at the end of 2008, a strengthening of the USD by 1 US cent towards the Euro gives rise to an increase in revenues and operating result in the order of EUR 1 million on an annual basis. Conversely, a weakening of the dollar by 1 US cent against the Euro gives rise to a decrease of the same magnitude on an annual basis.

The sensitivity level is a short-term guide and is somewhat theoretical since the exchange rate level often impacts changes in commercial conditions negotiated in USD and elements outside Umicore's control, such as the influence that the dollar exchange rate may have on dollar-denominated metals prices, movements in which have an effect on Umicore's earnings (see Metal Price Risk below). There is also a sensitivity to certain other currencies such as the Brazilian real, the Korean won and the South African rand.

Structural currency hedging

Umicore has no structural currency hedging in place relating to its non-metal-price-related currency sensitivity except for some specific Euro contracts at Umicore Norway.

3.1.2. TRANSACTIONAL RISK

The company is also subject to transactional risks in respect of currencies, i.e. the risk of currency exchange rates fluctuating between the time the price is fixed with a customer or supplier and the time the transaction is settled. The Group's policy is to hedge the transactional risk to the maximum extent possible, primarily through forward contracts.

3.1.3. TRANSLATIONAL RISK

Umicore is an international company and has foreign operations which do not have the Euro as their functional currency. When the results and the balance sheets of these operations are consolidated into Umicore's Group accounts the translated amount is exposed to variations in the value of such local currencies against the Euro, predominantly the USD, the Brazilian real, the Korean won, the Chinese yuan and the South African rand. Umicore principally does not hedge against such risk.

3.2 METAL PRICE RISK

Umicore's metal price risk can be split into three distinct categories: structural, transactional and inventory risks.

3.2.1. STRUCTURAL RISK

Umicore is exposed to structural metals-related price risks. Those risks relate mainly to the impact that metal prices have on surplus metals recovered from materials supplied for treatment. Umicore has a policy of hedging such metal price exposure if forward metal prices expressed in the functional currency of the concerned businesses are above their historical average and at a level where attractive margins can be secured. The extent to which metal price risk can be hedged depends on the liquidity of the relevant markets.

The Precious Metals Services segment recycles platinum, palladium, rhodium, gold and silver and approximately twelve other base and specialty metals such as indium and selenium. In this segment the short-term sensitivity of revenues and operating profits to metals prices is material. However, given the variability of the raw-material feed over time and the variable duration of the supply contracts negotiated, it is not suitable to provide a fixed sensitivity to any particular metal. In general terms, higher metals prices tend to be earnings enhancing for the Precious Metals Services business. Umicore also has a metal price sensitivity linked primarily to the various recycling and refining operations that operate within its other business segments (Advanced Materials, Precious Metals Products and Catalysts and Zinc Specialties). This sensitivity relates primarily to the recycling / refining throughput of metals in each business – predominantly cobalt, gold, platinum group metals and zinc. In general terms a higher metal price carries short term benefits for the profitability of each business. However, other commercial conditions which are largely independent of the metals price, such as product premiums, are also significant and independent drivers of revenues and profitability. The impact of price changes for the other metals and at other segments is not of particular significance at Group level.

Structural metal price hedging

For some metals quoted on futures markets Umicore hedges part of its forward metal exposure. This hedging is based on documentation demonstrating a high probability of future metal price based cash flows originating from commercial contracts. In prior years Umicore hedged part of its forward metal exposure for 2008 and 2009. In the course of 2008, as a result of increased visibility on future commercial agreements, Umicore extended such hedges to cover part of the price risks for 2009 and 2010. These contracts relate primarily to recovery of platinum, palladium, gold, silver and zinc.

3.2.2. TRANSACTIONAL RISK

The Group faces transactional price risks on metals. The majority of its metal-based transactions use global metal market references, like the London Metal Exchange. If the underlying metal price were to be constant, the price Umicore pays for the metal contained in the raw materials purchased would be passed through to the customer as part of the price charged for the product. However, because of the lapse of time between the conversion of purchased raw materials into products and the sale of products, the volatility in the reference metal price creates differences between the price paid for the contained metal and the price received. Accordingly, there is a transactional exposure to any fluctuations in price between the moment raw materials are purchased (i.e., when the metal is "priced in") and the moment the products are sold (i.e., when the metal is "priced out").

The Group's policy is to hedge the transactional risk to the maximum extent possible, primarily through forward contracts.

3.2.3 METAL INVENTORY RISK

The group faces metal price risks on its permanently tied up metal inventories. This risk is related to the market metal price moving below the carrying value of these inventories. Umicore tends not to hedge against this risk.

3.3 INTEREST RATE RISK

The Group's exposure to changes in interest rates relates to the Group's financial debt obligations. At the end of December 2008, the Group's gross financial debt stood at EUR 588 million. As part of the management of its overall cost of funding, the Group had hedged part of its interest rate risk exposure by entering into various interest rate swaps, the notional amount of which stood at EUR 86 million at the end of December. The final maturity date of such interest rate swaps is on 31 March 2009. As a result of the interest rate swaps contracted by Umicore, and taking into account the debt instruments subject to fixed interest rates such as Umicore's 8-year bond issued in 2004, the portion of the financial debt subject to floating rate interest at the beginning of 2009 corresponds to 56% of the total gross financial debt.

3.4 CREDIT RISK

Credit risk and concentration of credit risk

Credit risk is the risk of non-payment from any counterparty in relation to sales of goods or metal lease operations. In order to manage its credit exposure, Umicore has determined a credit policy with credit limit requests, approval procedures, continuous monitoring of the credit exposure and dunning procedure in case of delays.

The credit risk resulting from sales is, to a certain extent, covered by credit insurance, letters of credit or similar secure payment means. One global credit insurance contract has been put in place on a world-wide basis. This contract protects the group companies against insolvency, political and commercial risks with an individual deductible per invoice of 5%. The global indemnification cap is set at EUR 20 million per annum.

Umicore has determined that in a certain number of cases where the cost of credit insurance is disproportionate in relation to the risk to be insured or where customer concentration is not compatible with the provisions of the existing credit insurance contracts, no credit coverage will be sought.

It should be noted that some sizeable transactions, such as the sales of precious metals by Precious Metals Services, have a limited credit risk as payment before delivery is a widely accepted practice.

Regarding its risk exposure to financial institutions like banks and brokers, Umicore is also establishing internal credit lines. Specific limits are set, per financial instrument, covering the various risks to which it is exposed when transacting with such counterparties.

3.5 LIQUIDITY RISK

Liquidity risk is addressed by maintaining a sufficient degree of diversification of funding sources. These include committed and uncommitted short-term bilateral bank facilities, a medium-term syndicated bank facility and a commercial paper programme (the maximum amount of which was increased to EUR 300 million in May 2006), in addition to the 8-year EUR 150 million bond issued in 2004.

3.6 CAPITAL RISK MANAGEMENT

The Group's objectives when managing capital are to safeguard its ability to continue as a going concern, to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may for example adjust the amount of dividends paid to shareholders, return capital to shareholders, buy back its own shares or issue new shares.

The group monitors its capital structure primarily on the basis of the gearing ratio. The ratio is calculated as net financial debt divided by the sum of net financial debt and total Group equity. Net financial debt is calculated as non-current financial debt plus current financial debt less cash and cash equivalents and loans granted in a non-operating context.

The Group aims to retain the equivalent of an investment-grade credit rating. In this context, the Group's strategy in a normal operating environment is to maintain the gearing ratio at a level under 50%. The Group would consider exceeding this level for a short period in the case of an extraordinary event, such as a major acquisition. The gearing ratios at 31 December 2007 and 2008 were as follows (in EUR million):

	2007	2008
Net financial debt	168.0	328.6
Equity	1,533.2	1,332.4
Total	**1,701.2**	**1,661.0**
Gearing ratio	**9.9%**	**19.8%**

The net financial debt at the end of 2008 was above that at the end of 2007. It should be noted that the year-end debt levels in 2007 were particularly low due to the cash inflow received from the Nyrstar IPO. Equity decreased during the year, due primarily to the effects of the share buy-back programme and fair value movements. This combination of higher debt and lower equity meant that the gearing ratio was higher year-on-year, although well within the company's accepted limits.

3.7 STRATEGIC AND OPERATIONAL RISKS

Umicore faces certain strategic and operational risks that are not necessarily financial in nature but which have the potential to impact the financial performance of the Group. These include supply risk, technology risk, the risk of product substitution by customers and climate change risk. Please refer to the Risk Management pages of the Corporate Governance section (page 143 to 145) for a description of these risks and an outline of Umicore's general approach to risk management.

4. Critical accounting estimates and judgments

Estimates and judgments used in developing and applying the consolidated entity's financial statements are continually evaluated and are based on historical experience and other factors, including the expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results.

Assumptions and estimates are applied when:

- Assessing the need for and measurement of impairment losses,
- Accounting for pension obligations,
- Recognizing and measuring provisions for tax, environmental, warranty and litigation risks, product returns, and restructuring,
- Determining inventory write-downs,
- Assessing the extent to which deferred tax assets will be realized,
- Useful lives of Property, Plant and Equipment and Intangible assets excluding goodwill

The critical estimates and judgments that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below.

1. IMPAIRMENT OF GOODWILL

The recoverable amount of each cash generating unit is determined as the higher of the asset's fair value less costs to sell and its value in use in accordance with the accounting policy. These calculations require the use of estimates and assumptions such as discount rates, exchange rates, commodity prices future capital requirements and future operating performance. As at 31 December 2008 the carrying amount of the goodwill for the consolidated entity is EUR 92,660 thousand (EUR 94,510 thousand in 2007)-refer Note 15.

2. REHABILITATION OBLIGATIONS

Provision is made for the anticipated costs of future rehabilitation of industrial sites and surrounding areas to the extent that a legal or constructive obligation exists in accordance with accounting policy 2.15. These provisions include future cost estimates associated with reclamation, plant closures, waste site closures, monitoring, demolition, decontamination, water purification and permanent storage of historical residues. These future cost estimates are discounted to their present value. The calculation of these provision estimates requires assumptions such as application of environmental legislation, plant closure dates, available technologies and engineering cost estimates. A change in any of the assumptions used may have a material impact on the carrying value of rehabilitation provisions. As at 31 December 2008, the carrying amount of rehabilitation provisions is EUR 98,082 thousand (EUR 106,011 thousand in 2007)-refer Note 29.

3. DEFINED BENEFIT OBLIGATIONS

An asset or liability in respect of defined benefit plan is recognized on the balance sheet in accordance with accounting policy 2.16. The present value of a defined benefit obligation is dependent upon a number of factors that are determined on an actuarial basis. The consolidated entity determines the appropriate discount rate to be used at the end of each year. The consolidated entity's employee benefit obligations are discussed in more detail in Note 27. At 31 December 2008, a liability with respect to employee benefit obligations of EUR 162,884 thousand was recognized (EUR 171,796 thousand in 2007).

4. RECOVERY OF DEFERRED TAX ASSETS

Deferred tax assets are recognized for deductible temporary differences, unused tax losses and fair value reserves entries only if it is probable that future taxable profits (based on Group operational plans) are available to use those temporary differences and losses. The actual tax results in future periods may differ from the estimate made at the time the deferred taxes are recognized.

Other assumptions and estimates are disclosed in the respective notes relevant to the item where the assumptions or estimates were used for measurement.

5. Group companies

Below is a list of the main operating companies included in the consolidated financial statements:

		% interest 2008
Argentina	Umicore Argentina S.A.	100.00
Australia	Umicore Australia Ltd.	100.00
	Umicore Marketing Services Australia	100.00
Austria	Oegussa GmbH	90.89
Belgium	Umicore Financial Services S.A. (BE 428.179.081)	100.00
	Umicore Oxyde Belgium N.V. (BE 438.933.809)	100.00
	Umicore Autocatalyst Recycling Belgium N.V. (BE 466.261.083)	100.00
	Umicore Marketing Services Belgium S.A. (BE 402.964.625)	100.00
	Umicore Abrasives (BE 881.426.726)	100.00
	Umicore Specialty Materials Brugge (BE 0405.150.984)	100.00
Brazil	Coimpa Industrial Ltda	100.00
	Umicore Brazil Ltda	100.00
Canada	Umicore Canada Inc.	100.00
	Umicore Autocat Canada Corp.	100.00
	Imperial Smelting & Refining Co. of Canada Ltd.	100.00
China	Hunan Fuhong Zinc Industrial Co., Ltd.	100.00
	Umicore Marketing Services Shanghai Co., Ltd.	100.00
	Umicore Marketing Services Far East Ltd.	100.00
	Umicore Shanghai Co., Ltd.	75.00
	Umicore Specialty Oxides Shanghai Co. Ltd.	100.00
	Umicore Autocat China Co. Ltd.	100.00
	Umicore Technical Materials Suzhou	100.00
	Umicore Technical Materials Yangzhong	100.00
	JUC	60.00
	Umicore Optical Materials Kunming	100.00
	Umicore Optical Materials Yunnan	100.00
	Beijing Jubo Photoelectric Technology Co	80.00
France	Umicore France S.A.S.	100.00
	Umicore Climeta S.A.S.	100.00
	Umicore IR Glass S.A.	99.98
	Umicore Marketing Services France	100.00
	Umicore Autocat France	100.00
Germany	Umicore AG & Co. KG (*)	100.00
	Umicore Bausysteme GmbH	100.00
	Umicore Marketing Services Deutschland GmbH	100.00
	Allgemeine Gold- und Silberscheideanstalt AG	90.80
	Umicore Galvanotechnik GmbH	90.80
	benneman GmbH	100.00
Hungary	Umicore Building Products Hungary	100.00
Italy	Umicore Marketing Services Italia s.r.l.	100.00
	Italbras S.p.A.	100.00
Japan	Umicore Japan	100.00
Korea	Umicore Korea Ltd.	100.00
	Umicore Marketing Services Korea Co., Ltd.	100.00
Liechtenstein	Umicore Materials AG	100.00
Luxemburg	Umicore Finance Luxemburg	100.00
	Umicore Autocat Luxembourg	100.00
Malaysia	Umicore Malaysia Sdn Bhd	100.00
Netherlands	Schöne Edelmetaal BV	90.80
	Umicore Nederland BV	100.00
Norway	Umicore Norway AS	100.00
Philippines	Umicore Specialty Materials Subic Inc.	78.20
Polska	Umicore Marketing Services Polska	100.00
Portugal	Umicore Portugal S.A.	100.00
	Umicore Marketing Services Lusitana Lda	100.00
Singapore	Umicore Precious Metals Singapore Pte Ltd.	100.00
South Africa	Umicore South Africa (Pty) Ltd.	100.00
	Umicore Autocat South Africa (Pty) Ltd.	55.00
	Umicore Marketing Services Africa	100.00
	Umicore Catalyst South Africa	100.00
Spain	Umicore BP Iberica S.L.	100.00
Sweden	Umicore Autocat Sweden AB	100.00
Switzerland	Umicore Switzerland Strub	100.00
Taiwan	Umicore Materials Taiwan Co., Ltd.	100.00
Thailand	Umicore Marketing Services Thailand Co., Ltd.	100.00
	Umicore Precious Metals Thailand Ltd.	90.80
United Kingdom	Umicore Coating Services Ltd.	100.00
	Umicore Marketing Services UK Ltd	100.00
USA	Umicore USA Inc.	100.00
	Umicore Autocat USA Inc.	100.00
	Umicore Building Products USA Inc.	100.00
	Umicore Precious Metals NJ LLC	100.00
	Umicore Marketing Services USA Inc.	100.00
	Umicore Optical Materials Inc.	100.00
	Umicore Technical Materials North America	100.00

(*) As a result of the integration of Umicore AG & Co. KG in the consolidated accounts of Umicore which is compliant with the Section 325 of the German Commercial Code (HGB), this company is exempted from issuing consolidated financial statements according to Article 264b of the German Commercial Code.

An exhaustive list of the Group companies with their registered offices will be filed at the Belgian National Bank together with the consolidated financial statements.

6. Foreign currency measurement

For the main currencies applicable within the Group's consolidated entities and investments, the prevailing rates used for translation into the Group's presentation currency (EUR), are as set out below. All subsidiaries, associates and joint-ventures have as functional currency the currency of the country in which they operate, except for Element Six Abrasives (Ireland) where the functional currency is the US dollar.

		Closing rates		Average rates	
		2007	2008	2007	2008
American Dollar	USD	1.47210	1.39170	1.37048	1.47076
UK Pound Sterling	GBP	0.73335	0.95250	0.68434	0.79628
Canadian Dollar	CAD	1.44490	1.69980	1.46785	1.55942
Swiss Franc	CHF	1.65470	1.48500	1.64272	1.58739
Japanese Yen	JPY	164.93000	126.14000	161.25263	152.45406
Brazilian Real	BRL	2.60753	3.25240	2.67486	2.69829
South African Rand	ZAR	10.02980	13.06670	9.65959	12.05899
Chinese Yuan	CNY	10.75240	9.49560	10.41782	10.22361
Korean Won (100)	KRW	13.77960	18.39130	12.72988	16.06087

7. Segment Information

PRIMARY SEGMENT INFORMATION 2007 (by business group)

(EUR thousand)

	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate	Unallocated	Total
Total segment turnover	**857,886**	**2,996,211**	**3,883,681**	**1,086,523**	**76,749**	**(591,139)**	**8,309,909**
of which external turnover	831,228	2,880,232	3,465,567	1,056,133	76,749		8,309,909
of which inter-segment turnover	26,657	115,978	418,114	30,390		(591,139)	
Operating result	**34,391**	**143,312**	**128,892**	**34,634**	**(32,234)**	**0**	**308,994**
Recurring	39,641	154,473	133,933	41,683	(37,421)		332,310
Non-recurring	(3,167)	(10,961)	(4,201)	(11,190)	5,187		(24,333)
IAS 39 effect	(2,083)	(200)	(840)	4,141			1,017
Equity method companies	**20,691**	**6,030**	**0**	**185**	**(1,452)**	**0**	**25,455**
Recurring	22,624	5,422		185	(1,452)		26,780
Non-recurring	(4,889)	608					(4,281)
IAS 39 effect	2,956	0					2,956
Net financial cost						(40,434)	(40,434)
Income taxes						(57,460)	(57,460)
Minority interest						(9,299)	(9,299)
Net profit for the year							**227,257**
Consolidated total assets	**648,739**	**1,154,163**	**621,199**	**506,770**	**19,792**	**334,655**	**3,285,318**
Segment assets	540,070	1,113,835	621,199	488,665	19,725		2,783,495
Investments in associates	108,670	40,327		18,104	67		167,168
Unallocated assets						334,655	334,655
Consolidated total liabilities	**245,211**	**370,156**	**419,532**	**192,096**	**(41,951)**	**2,100,275**	**3,285,318**
Segment liabilities	245,211	370,156	419,532	192,096	(41,951)		1,185,043
Unallocated liabilities						2,100,275	2,100,275
Capital expenditure	**20,346**	**39,205**	**52,148**	**25,515**	**15,692**	**0**	**152,907**
Depreciation and amortization	**23,888**	**31,919**	**32,694**	**16,258**	**8,524**	**0**	**113,283**
Non-cash expenses other than depreciation	**2,296**	**11,696**	**9,148**	**(1,774)**	**43,950**	**0**	**65,315**
Impairment losses/ (Reversal of impairment losses)	**2,202**	**524**	**2,573**	**12,438**	**(1,985)**	**0**	**15,752**

SECONDARY SEGMENT INFORMATION (by geographical area)

(EUR thousand)

	Europe	Asia-Pacific	North America	South America	Africa	Total
Total segment turnover	5,314,147	1,051,443	1,193,771	322,427	428,122	8,309,909
Total assets	2,482,989	387,984	164,580	134,266	115,504	3,285,323
Capital expenditure	128,514	7,543	7,635	7,105	2,110	152,907

PRIMARY SEGMENT INFORMATION 2008 (by business group)

(EUR thousand)

	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate	Unallocated	Total
Total segment turnover	**1,000,470**	**3,415,272**	**5,164,159**	**720,253**	**38,228**	**(1,169,745)**	**9,168,637**
of which external turnover	982,891	3,282,755	4,145,270	719,493	38,228	0	9,168,637
of which inter-segment turnover	17,580	132,517	1,018,889	760	0	(1,169,745)	0
Operating result	**47,565**	**77,113**	**181,999**	**29,146**	**(96,388)**	**0**	**239,435**
Recurring	52,356	89,916	183,730	44,018	(46,700)		323,320
Non-recurring	(3,778)	(11,886)	(3,198)	(17,679)	(49,687)		(86,228)
IAS 39 effect	(1,013)	(918)	1,467	2,806	0		2,342
Equity method companies	**709**	**14,764**	**0**	**135**	**(7,375)**		**8,233**
Recurring	18,729	14,800	0	1,656	(3,204)		31,980
Non-recurring	(12,101)	(36)	0	(1,521)	(4,170)		(17,828)
IAS 39 effect	(5,919)	0	0	0	0		(5,919)
Net financial cost						**(52,020)**	**(52,020)**
Income taxes						(67,159)	(67,159)
Minority interest						(6,168)	(6,168)
Net profit for the year							**122,322**
Consolidated total assets	**617,146**	**1,211,567**	**567,231**	**378,544**	**(73,579)**	**324,018**	**3,024,927**
Segment assets	505,911	1,167,667	567,231	361,484	(76,987)	0	2,525,306
Investments in associates	111,235	43,900	0	17,060	3,408	0	175,603
Unallocated assets	0	0	0	0	0	324,018	324,018
Consolidated total liabilities	**195,490**	**381,714**	**346,994**	**115,406**	**(96,371)**	**2,081,695**	**3,024,927**
Segment liabilities	195,490	381,714	346,994	115,406	(96,371)	0	943,232
Unallocated liabilities						2,081,695	2,081,695
Capital expenditure	**52,310**	**73,250**	**60,890**	**18,535**	**10,990**	**0**	**215,976**
Depreciation and amortization	**22,722**	**32,069**	**32,027**	**17,466**	**9,083**	**0**	**113,368**
Non-cash expenses other than depreciation	**8,425**	**(9,558)**	**(4,100)**	**2,002**	**989**	**0**	**(2,242)**
Impairment losses/ (Reversal of impairment losses) *	**6,837**	**22,168**	**8,247**	**16,767**	**76,006**	**0**	**130,026**

* mainly impairment losses

SECONDARY SEGMENT INFORMATION (by geographical area)

(EUR thousand)

	Europe	Asia-Pacific	North America	South America	Africa	Total
Total segment turnover	6,009,095	1,164,596	1,205,219	333,437	456,291	9,168,637
Total assets	2,199,732	358,234	237,848	132,098	97,015	3,024,927
Capital expenditure	149,377	25,220	17,448	13,714	10,217	215,976

Segment information is presented in respect of the Group's business and geographical segments.
The primary segmentation reflects the business organization. The selected segments correspond to the business groups, as defined below.
The secondary segment is the geographical view whereby the turnover is presented according to the geographical location of the customers, while assets and investments are presented according to their actual geographical location.
The segment results, assets and liabilities include items directly attributable to the segment as well as those elements that can reasonably be allocated to a segment. The pricing of inter-segment sales is based on an arm's length transfer pricing system. In the absence of relevant market price references, 'cost plus' mechanisms are used.

BUSINESS SEGMENTS
The Group is organized into the following business groups:
Advanced Materials includes the units Cobalt Specialty Materials, Electro-Optic Materials and Thin Film Products. The business group also includes Umicore's shareholding in Element Six Abrasives (Ireland).
Precious Metals Products and Catalysts includes the Automotive Catalysts, Jewellery & Electroplating, Catalyst Technologies, Technical Materials, Electronic Materials and the Platinum Engineered Materials business units.
Precious Metals Services includes the Precious Metals Refining and the Precious Metals Management business units.
Zinc Specialties includes Zinc Chemicals, Building Products and the Zinc Battery Materials business units.
Corporate & Investments covers corporate activities as well as some shared services and the central Research, Development & Innovation unit.
In 2008, the business unit Thin Film Products was moved from Precious Metals Products & Catalysts to Advanced Materials. Therefore the 2007 figures for these segments have been restated.
This disclosure only refers to continuing operations except for the balance sheet figures.
Associate companies are allocated to the business group with the closest fit from a market segment perspective

8. Business combinations and acquisitions of associates and joint-ventures

Acquisitions

(EUR thousand)

	Notes	Fair value
Non Current Assets		2,440
Current Assets		1,425
Non Current Liabilities		1,920
Current Liabilities		2,025
Net assets acquired		(79)
Goodwill	15	762
Negative goodwill	15	703
Purchase price		(1,385)
Net cash & cash equivalent acquired		205
Net cash out for acquistion of subsidiaries		(1,116)

In July 2008, Umicore has reached an agreement to acquire 100% of Anandeya Zinc Oxides Private Limited, located in Goa, India. The company is now fully integrated into Umicore's Zinc Chemicals business and supports the business unit's strategy of growing its position as one of the worldwide leaders in the manufacturing of high-purity, specialty zinc compounds. The company has been fully integrated and operates under the name Umicore Anandeya India Private Ltd.

Since their inclusion in the consolidated financial statements of the group, the aggregated total result of the period (Group share) of the new acquisition is a loss of EUR 222 thousand in 2008. It is not practicable to disclose the 12 months results of the acquired company.

An aggregated amount of approximately EUR 195 thousand for acquisition costs has been included in the purchase price.

As stipulated in the 2007 Financial Statements, the goodwill related to Imperial Smelting has been adjusted according to the fair value exercise finalized in 2008.

The acquisition price for the Delphi companies acquired in 2007 has also been updated leading to a decrease of the negative goodwill of EUR 703 thousand.

9. Result from operating activities

(EUR thousand)

	2007	2008
TURNOVER (1)		
Sales	8,232,339	9,058,838
Services	77,570	109,799
Turnover	**8,309,909**	**9,168,637**
OTHER OPERATING INCOME (2)	**129,851**	**101,474**
DEPRECIATION AND IMPAIRMENT RESULT (3)		
Depreciation of fixed assets	(113,283)	(113,368)
Impairment loss on fixed assets	(8,074)	(3,473)
Inventory and bad debt provisions	(7,677)	(51,527)
Depreciation and impairment result	(129,035)	**(168,368)**
OTHER OPERATING EXPENSES (4)		
Services and outsourced refining and production costs	(352,436)	(370,816)
Royalties, licence fees, consulting and commissions	(29,382)	(41,911)
Other operating expenses	(7,407)	(11,658)
Increase and decrease in provisions	(72,617)	(17,720)
Use of provisions	19,615	26,598
Capital losses on disposal of assets	(1,734)	(1,894)
	(443,960)	**(417,401)**

(1) Services mainly include the revenues from tolling contracts.

(2) Other operating income mainly includes re-invoicing of costs to third parties (EUR 71.5 million), gains on disposals of fixed assets (EUR 15.5 million), royalties and license fees (EUR 1.5 million), operating grants (EUR 6.9 million) and other income of EUR 4.2 million linked to the sale of the gold mining concession in Guinea by Umicore in 1992.

(3) Inventory and bad debt provisions are mainly due to the impairments done on the permanently tied up metal inventories, primarily in Zinc Specialties.

The IAS 39 impact on inventory and bad debt provisions amounts EUR 12.7 million in 2008.

(4) R&D expenses for the Group in 2008 amounted to EUR 166.0 million (EUR 124.5 million in 2007), of which EUR 149.6 million originated in the fully consolidated companies (EUR 110.8 million in 2007).

Non-recurring results and IAS 39 impact included in the operating results

(EUR thousand)

	2007				2008			
	Total	Non-recurring	IAS 39 effect	Recurring	Total	Non-recurring	IAS 39 effect	Recurring
Turnover	8,309,909	0	4,218	8,305,692	9,168,637	0	25,431	9,143,206
Other operating income	129,851	10,627	11,783	107,441	101,474	20,702	449	80,323
Operating income	***8,439,761***	***10,627***	***16,001***	***8,413,133***	***9,270,111***	***20,702***	***25,880***	***9,223,529***
Raw materials and consumables used	(7,039,391)	(1,818)	(11,654)	(7,025,920)	(7,766,799)	(489)	0	(7,766,310)
Payroll and related benefits	(546,474)	(1,133)	0	(545,341)	(609,960)	(1,403)	0	(608,557)
Depreciation and impairment results	(129,035)	(17,945)	1,740	(112,830)	(168,368)	(30,674)	(12,653)	(125,041)
Other operating expenses	(443,960)	(40,777)	(5,070)	(398,113)	(417,401)	(3,890)	(10,885)	(402,626)
Operating expenses	***(8,158,860)***	***(61,673)***	***(14,984)***	***(8,082,203)***	***(8,962,528)***	***(36,456)***	***(23,538)***	***(8,902,534)***
Income from other financial investments	***28,094***	***26,714***	***0***	***1,380***	***(68,149)***	***(70,473)***	***0***	***2,324***
RESULT FROM OPERATING ACTIVITIES	**308,994**	**(24,333)**	**1,017**	**332,310**	**239,435**	**(86,228)**	**2,342**	**323,321**

Umicore incurred an overall non-recurring operating charge of EUR 86.2 million. The main element (EUR - 68.1 million) relates to an impairment booked on Umicore's 5.25% shareholding in Nyrstar. The book value of this holding was adjusted in line with IFRS towards Nyrstar's closing share price on 31 December 2008 (EUR 2.19).

Impairments totalling EUR 27.9 million were made to the permanent metal inventories, primarily in Zinc Specialties. Provisions for restructuring amounted to EUR 3 million. Capital gains were recorded for a total of EUR 19.7 million relating to the sale of land in Belgium and Germany and gains made on the sale of Nymex shares. Other provisions and impairments totalled EUR 6.9 million.

The IAS 39 effect had a positive effect on the operating result of EUR 2.3 million. The impact concerns timing differences imposed by IFRS that relate primarily to transactional and structural metal and currency hedges. All IAS 39 impacts are non-cash in nature.

10. Payroll and related benefits

(EUR thousand)

	Notes	2007	2008
PAYROLL AND RELATED BENEFITS			
Wages, salaries and direct social advantages		(372,771)	(433,042)
Employer's social security and defined benefit contributions		(119,367)	(131,968)
Other charges for personnel		(30,948)	(24,835)
Temporary staff		(13,495)	(12,704)
Contribution to defined contribution plan		(7,701)	(7,868)
Employer's voluntary contributions (other)		(1,619)	(1,535)
Share-based payments		(5,473)	(7,532)
Pensions paid directly to beneficiaries		(7,081)	(6,643)
Provisions for employee benefits (-increase / + use and reversals)		11,981	16,167
		(546,475)	(609,960)
AVERAGE HEADCOUNT IN CONSOLIDATED COMPANIES			
Executives and managerial staff		1,537	1,692
Non managers		7,902	8,276
TOTAL		**9,440**	**9,968**
FAIR VALUES OF THE OPTIONS GRANTED			
Number of stock options granted	28	742,750	712,750
Valuation model			Present Economic Value
Assumed volatility (% pa)		25	30
Risk-free interest rate (% pa)		4.00	4.00
Monetary dividend increase (€ pa)		0.10	0.07
Rate of pre-vesting forfeiture		NA	NA
Rate of post-vesting leaving (%pa)		5.00	5.00
Minimum gain threshold (% pa)		50.00	50.00
Proportion who exercise given minimum gain achieved (% pa)		30.00	30.00
Fair value per granted instrument determined at the grant date (EUR)		**7.55**	**9.15**
Total fair value of the options granted (EUR thousand)		**5,606**	**6,519**
Transfer to discontinued		**(340)**	

FAIR VALUES OF THE SHARES GRANTED			
16,900 shares granted at 26.31 EUR			445
2,500 shares granted at 27.40 EUR			68
provisional amount for share based payments *			500
Correction shares granted in 2006		(217)	
16,100 shares granted at 26.31 EUR		424	
Total fair value of shares granted		**207**	**1,013**

The Group recognized a share-based payment expense of EUR 7,532 thousand during the year.

The stock option plan part of this expense is calculated by an external actuary using the Present Economic Value model which takes into account all features of the stock option plans and the volatility of the underlying stock. This volatility has been determined using the historical volatility of the Group shareholders' return over different averaging periods and different terms. No other market condition has been included on the basis of calculation of fair market value.

The free share part of the expense is valued at the market price of the shares at the grant date. In 2008, shares have been granted to top management resulting in an extra charge of EUR 1,013 thousand.

* The CEO has the option to have part or all of the bonus paid out in the form of Umicore shares. The cash amount of the CEO bonus is decided by the Board of Directors in February upon recommendation of the Nomination & Remuneration Committee. The proportion to be paid in Umicore shares is at the sole discretion of the CEO and is not known before the Board's decision. The figures reported above assumed that the CEO would be entitled to a 100 % bonus and that it would be entirely paid out in shares ; real values will be accounted for in 2009.

11. Finance cost - net

(EUR thousand)

	2007	2008
Interest income	16,135	5,991
Interest expenses	(43,612)	(37,703)
Discounting of non-current provisions	(4,541)	(12,004)
Foreign exchange gains and losses	(5,278)	(7,420)
Other financial income	4,149	4,208
Other financial expenses	(7,287)	(5,092)
	(40,434)	**(52,020)**

The net interest charge in 2008 totalled EUR 31,712 thousand. This is somewhat up compared to the EUR 27,447 thousand of 2007 as a result of a higher average net interest rate incurred on an average net debt level that was comparable to previous year.

The discounting of non-current provisions relates mainly to employee benefits and, to a lesser extent, environmental provisions and provisions for other liabilities and charges. This amount is influenced by the present value of these liabilities, which in turn is influenced by changes in the discount rate, by the cash-out profile and by the recognition of new non-current liabilities. Most of the discounting results in 2008 are booked in Belgium, Germany and France

Foreign exchange results include realized exchange results and the unrealized translation adjustments to monetary items using the closing rate of the period.

They also include fair value gains and losses on other currency financial instruments (see Note 32). Most of the foreign exchange results in 2008 were recorded in Brazil

Other financial income in 2008 contains reversals on interest charge provisions on closed tax litigations files in Brazil. Other financial expenses include payment discounts, bank expenses and other financial fees incurred.

12. Income from other financial investments

(EUR thousand)

	2007	2008
Capital gains and losses on disposal of financial investments	27,077	4,030
Dividend income	1,796	2,801
Interest income from financial assets	37	46
Impairment results on financial investments	(816)	(75,026)
	28,094	**(68,149)**

In 2008, the capital gains on disposal of financial investments are mainly due to the sale of Nymex shares.

The impairment results on financial investments relate to the impairment loss on the Nyrstar and Duksan investments.

The dividend income mainly refers to the dividend received from Nyrstar.

13. Income taxes

(EUR thousand)

	2007	2008
INCOME TAX EXPENSE		
Recognized in the income statement		
Current income tax	(67,730)	(41,106)
Deferred income tax	10,270	(26,053)
Total tax expense	**(57,460)**	**(67,159)**
Relationship between tax expense (income) and accounting profit		
Result from operating activities	308,994	239,435
Financial result	(40,434)	(52,019)
Profit (loss) before income tax of consolidated companies	268,560	187,416
Weighted average theoretical tax rate (%)	28.83	28.48
Income tax calculated at the weighted average theoretical tax rate	(77,429)	(53,373)
TAX EFFECT OF:		
Expenses not deductible for tax purposes	(12,326)	(18,826)
Income not subjected to tax:	**7,919**	**1,464**
Capital gains	*7,919*	*1,461*
Sundry deduction from the taxable base:	**33,052**	**18,246**
Investments	*(134)*	*(81)*
Notional interests deduction	*26,940*	*31,843*
Other deductions	*6,246*	*(13,516)*
Tax computed on other basis	*594*	*1,231*
Derecognition of deferred tax assets	0	(4,000)
Utilisation of previously unrecognised tax losses	2,185	409
Tax losses for the period for which no deferred tax is recognised	(3,609)	(1,155)
Non-creditable foreign withholding taxes	(2,038)	(259)
Previous years corrections	(632)	(7,615)
Other	(5,176)	(3,281)
Tax expense at the effective tax rate for the year	**(57,460)**	**(67,159)**

Excluding the impact of non-recurring items and of the IAS 39 effect, the recurring effective tax rate for 2008 is 27.0 % compared to 28.7 % in 2007.

The amount of the benefit from a previously unrecognized tax loss, tax credit or temporary difference of a prior period that is used to reduce deferred tax expense amounts to EUR 952 thousand.

The line 'Previous year adjustments' is mainly due to the derecognition of deferred tax assets in relation to the Nyrstar carve-out in 2007.

14. Intangible assets other than goodwill

(EUR thousand)

	Concessions, patents, licences, etc.	Software	CO2 emission rights	Other intangible assets	Total
At the beginning of previous year					
Gross value	8,152	60,322	6,246	8,872	83,592
Accumulated amortization	(6,380)	(47,152)	(4,491)	(7,212)	(65,235)
Net book value at the beginning of previous year	**1,772**	**13,170**	**1,755**	**1,660**	**18,357**
. discontinued activities in opening		(252)	(729)		(981)
. acquisitions through business combinations	0	0	0	(481)	(481)
. additions	216	1,360	0	2,429	4,005
. disposals	0	(3)	(914)	0	(917)
. amortization charged (included in «Depreciation and impairments»)	(862)	(7,137)		(277)	(8,276)
. impairment losses recognized (included in «Depreciation and impairments»)	0	(13)	(403)	0	(416)
. emission rights allowances			293		293
. translation differences	0	(24)	0	24	0
. other movements	0	6,730	0	(557)	6,173
At the end of previous year	**1,126**	**13,831**	**3**	**2,797**	**17,757**
Gross value	8,335	64,413	759	7,876	81,383
Accumulated amortization	(7,209)	(50,581)	(755)	(5,079)	(63,624)
Net book value at the end of previous year	**1,126**	**13,831**	**3**	**2,797**	**17,757**
. additions	28	2,447	0	8,718	11,193
. disposals	123	42	(3)	(5)	157
. amortization charged (included in «Depreciation and impairments»)	(714)	(6,519)		(46)	(7,279)
. impairment losses recognized (included in «Depreciation and impairments»)	0	(42)	(1,611)	0	(1,652)
. emission rights allowances			6,305		6,305
. translation differences	1	(191)	0	(18)	(208)
. other movements	1	5,191	0	(1,047)	4,144
At the end of the year	**565**	**14,759**	**4,694**	**10,399**	**30,417**
Gross value	2,606	70,608	6,305	15,508	95,028
Accumulated amortization	(2,042)	(55,850)	(1,611)	(5,109)	(64,612)
NET BOOK VALUE	**564**	**14,759**	**4,694**	**10,399**	**30,417**

"Additions" are mainly explained by capitalized expenses in new information systems, of which EUR 1,638 thousand are internal expenses. As most of these information system projects are not yet finalized, they are reported as intangible assets in progress, included in "Other intangible assets".

Within the framework of the Kyoto protocol, a second emission trading period started, covering 2008-2012. Therefore the Flemish Government granted emission rights to the Flemish sites of certain companies, including Umicore. Each year, at the end of February, one fifth of these emission rights is put on an official registry account. The release of emission rights to this registry account entails the capitalization in the intangible assets, which is in line with the guidance of the Belgian Accounting Standards Commission. Umicore owns the required rights to ensure its normal operating activities.

There are no pledges on, or restrictions to, the title on intangible assets, other than disclosed in note 34.

15. Goodwill

(EUR thousand)

	31/12/07	31/12/08
At the end of the previous year		
Gross value	92,377	94,510
NET BOOK VALUE OF THE PREVIOUS YEAR	**92,377**	**94,510**
. discontinued operations in opening	(5,312)	0
. acquisitions through business combinations	8,679	2,165
. adjustment from subsequent identification of fair value of assets and liabilities	0	(1,404)
. impairment losses (included in «Depreciation and impairment results»)		(1,798)
. translation differences	(1,233)	(813)
At the end of the year	**94,510**	**92,660**
Gross value	94,510	94,458
Accumulated impairment losses		(1,798)
NET BOOK VALUE	**94,510**	**92,660**

This table includes goodwill related to fully consolidated companies only, while goodwill relating to companies accounted for by the equity method is detailed in note 17.

The change of the period mainly relates to goodwill recognized on the acquisition of Anandeya in India, to adjustments from subsequent fair value exercise in Imperial Smelting (Note 8) and to the impairment of the goodwill on Umicore Technical Materials North America. A correction of the negative goodwill in Delphi has been booked as a negative profit in the income statement, under the line 'Other operating income' (EUR 0.7 million).

The goodwill has been allocated to the primary segments as follows:

(EUR thousand)

	Advanced Materials	Precious Metals Products & Catalysts	Precious Metal Services	Zinc Specialties	Total
31/12/07	23,019	49,225	9,844	12,421	94,510
31/12/08	24,370	45,693	9,844	12,752	92,660

The business unit Thin Film Products was moved from Precious Metals Products & Catalysts to Advanced Materials. Therefore the goodwill allocation for 2007 has been restated.

Management tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in note 2. The recoverable amounts of cash-generating units to which goodwill is allocated have been determined based on value-in-use calculations by means of discounted cash-flow modeling on the basis of the Group's operational plans. The weighted average cost of capital which is used as discounting factor is adjusted to the situation of each business segment and is at least 9% pre-tax based.

16. Property, plant and equipment

(EUR thousand)

	Land and buildings	Plant, machinery and equipment	Furniture and vehicles	Other tangible assets	Construction in progress and advance payments	Total
At the beginning of previous year						
Gross value	582,471	1,554,003	166,678	18,319	70,340	2,391,811
Accumulated amortization	(344,170)	(1,190,049)	(124,962)	(16,243)		(1,675,425)
Net book value at the beginning of previous year	**238,301**	**363,953**	**41,716**	**2,076**	**70,340**	**716,386**
. impact of discontinued activities	(33,277)	(85,315)	(2,082)	(4)	(14,693)	(135,370)
. acquisitions through business combinations	6,746	14,876	17	912	0	22,551
. additions	8,735	29,909	8,885	596	100,776	148,902
. disposals	(5,650)	(1,757)	(1,038)	0	(149)	(8,594)
. depreciations (included in «Depreciation and impairments»)	(17,305)	(74,454)	(12,634)	(614)		(105,007)
. impairment losses recognized (included in «Depreciation and impairments»)	(621)	(6,346)	(14)	(912)		(7,894)
. reversal of impairment loss (included in «Depreciation and impairments»)	20	347	1	0		368
. translation differences	(944)	(2,278)	(34)	(20)	52	(3,223)
. other movements	19,847	47,997	5,454	150	(78,881)	(5,435)
At the end of previous year	**215,852**	**286,933**	**40,270**	**2,184**	**77,444**	**622,685**
Gross value	479,095	1,113,194	157,553	17,267	77,444	1,844,553
Accumulated amortization	(263,242)	(826,260)	(117,282)	(15,082)		(1,221,866)
Net book value at the end of previous year	**215,852**	**286,934**	**40,270**	**2,184**	**77,444**	**622,684**
. acquisitions through business combinations	1,580	850	10	0	0	2,440
. additions	11,386	39,633	9,760	344	143,660	204,783
. disposals	268	(1,430)	(701)	(23)	(579)	(2,465)
. depreciations (included in «Depreciation and impairments»)	(19,103)	(74,138)	(12,352)	(496)		(106,089)
. impairment losses recognized (included in «Depreciation and impairments»)	(53)	(31)	(101)	0		(185)
. reversal of impairment loss (included in «Depreciation and impairments»)	20	43	37	0		100
. translation differences	(2,273)	(3,952)	(318)	18	(3,285)	(9,810)
. other movements	24,771	70,885	7,108	(801)	(104,227)	(2,264)
At the end of the financial year	**232,448**	**318,792**	**43,715**	**1,225**	**113,013**	**709,194**
of which leasing :	2,133	405	106			2,644
Gross value	510,782	1,154,805	164,760	15,277	113,013	1,958,638
Accumulated amortization	(278,334)	(836,013)	(121,045)	(14,051)		(1,249,444)
NET BOOK VALUE	**232,448**	**318,792**	**43,715**	**1,226**	**113,013**	**709,194**
Leasing						
Gross value	2,406	589	386			3,381
Accumulated amortization	(273)	(184)	(280)			(737)
NET BOOK VALUE	2,133	405	106	0	0	2,644

Management determines the estimated useful lives and related depreciation charges for property, plant and equipment. Management uses standard estimates based on a combination of physical durability and projected product life or industry life cycles. These useful lives could change significantly as a result of technical innovations, market developments or competitor actions. Management will increase the depreciation charge where useful lives are shorter than previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

The key non-maintenance related additions to property, plant and equipment took place in Automotive Catalysts (capability enhancement investments in all regions), in Precious Metals Services (final phase of the precious metals pre-concentration investments in Hoboken) and in Advanced Materials (initial phase of the Asian rechargeable battery materials production investments).

The line 'other movements' mainly includes the amounts of PPE transferred to the intangible assets.

There are no pledges on, or restrictions to, the title on property, plant and equipment, other than disclosed in note 34.

17. Investments accounted for using the equity method

The investments in companies accounted for using the equity method are composed mainly by the following associates and joint ventures :

	Measurment currency	Percentage 2007	Percentage 2008
ASSOCIATES			
Ganzhou Yi Hao Umicore Industries	CNY	40.00	40.00
IEQSA	PEN	40.00	40.00
Element Six Abrasives	USD	40.22	40.22
Jiangmen Chancsun Umicore Industry Co.,LTD	CNY	40.00	40.00
Todini	EUR	40.00	40.00
JOINT VENTURES			
ICT Japan	JPY	50.00	50.00
ICT USA	USD	50.00	50.00
Ordeg	KRW	50.00	50.00
Rezinal	EUR	50.00	50.00
SolviCore GmbH & Co KG	EUR	50.00	50.00
SolviCore Management GmbH	EUR	50.00	50.00
Hycore	NOK	51.00	51.00

(EUR thousand)

	Net book value	Goodwill	TOTAL
At the end of previous year	**125,269**	**44,437**	**169,706**
. profit for the year	8,233		8,233
. dividends	(13,608)		(13,608)
. capital increase	11,666		11,666
. change in other reserves	(102)		(102)
. translation differences	(7,220)	459	(6,761)
At the end of the year	**124,239**	**44,896**	**169,135**
Of which joint ventures	53,259	355	53,614

Umicore's share in the aggregated balance sheet and profit and loss items of the associates would have been as follows:

(EUR thousand)

	31/12/07	31/12/08
Assets	228,488	222,759
Liabilities	133,580	134,066
Turnover	240,677	248,320
Net result	21,152	1,382

In 2008, a capital increase for EUR 11,666 thousand was made in the Hycore joint-venture.

The Group has not acquired additional associates and joint ventures during the 2008 financial year.

Umicore's share in the aggregated balance sheet items of the joint ventures would have been as follows:

(EUR thousand)

	31/12/07	31/12/08
Current assets	135,045	138,853
Non-current assets	19,097	20,516
Current liabilities	94,808	104,307
Non-current liabilities	10,274	941

Umicore's share in the aggregated profit and loss items of the joint ventures would have been as follows:

(EUR thousand)

	31/12/07	31/12/08
Operating result	8,941	11,002
Financial result	(1,523)	(534)
Tax	(3,116)	(3,471)
Net result Group	4,302	6,996

18. Available-for-sale financial assets and loans granted

(EUR thousand)

		Available-for-sale financial assets	Loans granted
NON-CURRENT FINANCIAL ASSETS			
At the beginning of previous year		**48,092**	**2,606**
. discontinued in opening		(49)	
. increase		81,455	1,294
. decrease		(3,545)	(1,095)
. impairment losses (included in «Income from other financial instruments»)		(817)	(456)
. translation differences		(85)	(60)
. fair value recognized in equity		2,971	
. fair value derecognized out of equity		(18,665)	
. other movements		(1,126)	360
At the end of previous year		**108,230**	**2,651**
. increase		1,414	253
. decrease		(6)	(153)
. impairment losses (included in «Income from other financial instruments»)	(a)	(75,773)	(340)
. reversals of impairment losses (included in «Income from other financial instruments»)		958	
. translation differences		(13)	(51)
. fair value recognized in equity		1,067	
. fair value derecognized out of equity	(b)	(9,856)	
. other movements		18	174
At the end of the financial year		**26,040**	**2,533**
CURRENT FINANCIAL ASSETS			
At the end of the preceding financial year		**64**	**7,181**
. increase		0	0
. decrease		(42)	(4,929)
. reversal of write-downs (included in «Income from other financial instruments»)		25	0
. translation differences		0	88
. Other		0	(150)
At the end of the financial year		**46**	**2,190**

(a) is mainly related to the impairment booked on Umicore's 5.25% shareholding in Nyrstar and to the impairment taken on Duksan.

(b) is related to Nyrstar, Nymex and Duksan.

Loans granted are mainly floating interest rate loans to associates and non-consolidated affiliates. Their fair value can hence be considered as equal to their nominal value.

The current loans granted include margin calls for EUR 2.2 million (EUR 6.1 million in 2007) held mainly by Umicore AG & Co KG (Germany) and Umicore Precious Metals NJ (USA). The main movements under the current loans are linked to the decrease of those margin calls.

Margin calls have a fair value equivalent to their nominal value as they are calculated at normal market conditions.

19. Inventories

(EUR thousand)

	31/12/07	31/12/08
Analysis of inventories		
Base product with metal hedging - gross value	701,119	748,906
Base product without metal hedging - gross value	240,685	148,179
Consumables - gross value	60,820	76,551
Write-downs	(39,247)	(81,671)
Advances paid	3,082	6,329
Contracts in progress	2,210	239
Total inventories	**968,668**	**898,534**

Inventories have decreased by EUR 70 million, primarily as a result of falling metal prices in the second half of the year and amplified further by the reduced business activity in the fourth quarter. In line with the declining metal prices, impairments were made to the permanently tied up metal inventories, primarily in Zinc Specialties.

Based on metal prices and currency exchange rates prevailing at the closing date, the value of metal inventory would be about EUR 297 million higher than the current book value. However, most of these inventories cannot be realized as they are tied up in manufacturing and commercial operations.

There are no pledges on, or restrictions to, the title on inventories.

20. Trade and other receivables

(EUR thousand)

	Notes	31/12/07	31/12/08
NON CURRENT			
Cash guarantees and deposits		2,486	3,255
Other receivables maturing > 1 year		1,340	7,239
Assets employee benefits		913	855
Total		**4,740**	**11,349**
CURRENT			
Trade receivables (at cost)		734,240	488,343
Trade receivables (write down)		(11,520)	(15,965)
Other receivables (at cost)		117,125	88,185
Other receivables (write down)		(8,063)	(9,192)
Interest receivable		611	845
Fair value receivable financial instruments held for cash-flow hedging	32	17,312	62,200
Fair value receivable other financial instruments	32	12,431	32,720
Deferred charges and accrued income		17,899	61,007
Total		**880,033**	**708,143**

(EUR thousand)

	Total	Not due	overdue between 0-30 days	30-60 days	60-90 days	>90 days
AGEING BALANCE ANALYSIS AT THE END OF PREVIOUS YEAR						
Trade receivables (not including doubtful receivables) - at cost	721,746	472,182	175,766	44,914	13,235	15,648
Other receivables - at cost	117,125	89,842	14,904	3,719	807	7,853
AGEING BALANCE ANALYSIS AT THE END OF YEAR						
Trade receivables (not including doubtful receivables) - at cost	472,229	341,301	91,830	20,513	11,027	7,558
Other receivables - at cost	88,185	75,416	589	227	34	11,920

Current trade receivables have decreased by EUR 171.9 million. This is mainly due to falling metal prices in the second half of the year and amplified further by the reduced business activity in the fourth quarter.

Other non-current receivables include an amount of EUR 5,794 thousand related to «reimbursement rights" linked to medical plan liabilities that Umicore France took over from Nyrstar France in 2007 and which Nyrstar France will compensate over the lifetime of these liabilities (see also note 27 on Employee Benefits).

By default, all units use credit insurance as a means to mitigate the credit risk related to trade receivables. EUR 225.3 million, of the group trade receivables are covered by insured credit limits. The indemnification in case of non payment amounts to 95% with an annual maximum limit of EUR 20 million.

Some specific units operate without credit insurance but set credit limits based on financial information and business knowledge, which are duly approved by management. Some write downs were booked mainly in Germany, United States and Brazil reflecting a renewed assessment of risks of non recoverability.

Credit risk - trade receivables

(EUR thousand)

	Trade receivables (write-down)	Other receivables (write-down)	TOTAL
AT THE BEGINNING OF PREVIOUS YEAR	**(17,667)**	**(9,330)**	**(26,997)**
. Discontinued activities in opening	2,003	1,233	3,236
. Impairment losses recognized in P&L	(2,603)	(42)	(2,645)
. Reversal of impairment losses	10,189	80	10,270
. Impairment netted with asset carrying amount	(3,439)	0	(3,439)
. Translation differences	(4)	(5)	(9)
At the end of previous year	**(11,520)**	**(8,063)**	**(19,584)**
AT THE BEGINNING OF THE FINANCIAL YEAR	**(11,520)**	**(8,063)**	**(19,584)**
. Impairment losses recognized in the P&L	(6,796)	(1,116)	(7,913)
. Reversal of impairment losses	874	23	896
. Impairment netted with asset carrying amount	1,350	0	1,350
. Translation differences	125	(35)	90
At the end of the financial year	**(15,967)**	**(9,192)**	**(25,160)**

21. Deferred tax assets and liabilities

(EUR thousand)

	12/31/2007	12/31/2008
Tax assets and liabilities		
Income tax receivables	6,233	30,624
Deferred tax assets	119,472	89,118
Income tax payable	(46,204)	(37,406)
Deferred tax liabilities	(37,566)	(49,855)

	Assets 2007	Assets 2008	Liabilities 2007	Liabilities 2008	Net 2007	Net 2008
At the end of preceding financial year	**259,699**	**119,472**	**(44,246)**	**(37,566)**	**215,453**	**81,906**
Discontinued operations in opening	(133,969)		7,377		(126,592)	0
Deferred tax recognized in the P&L	790	(20,680)	9,480	(5,372)	10,270	(26,053)
Deferred tax recognized in equity	(10,452)	(5,667)	(4,751)	(6,702)	(15,203)	(12,369)
Acquisitions through business combination	4,359	0	(5,888)	(637)	(1,528)	(637)
Change in scope	(602)	0	(54)	0	(657)	0
Translation adjustments	(46)	(3,291)	319	(282)	273	(3,573)
Transfer	(209)	(732)	197	733	(12)	1
Other movements	(99)	16	0	(29)	(99)	(13)
At the end of financial year	**119,472**	**89,118**	**(37,566)**	**(49,855)**	**81,907**	**39,263**
Deferred tax in respect of each type of temporary difference						
Intangible assets & equity transaction expenses	1,190	1,282	(1,011)	(1,020)	179	262
Goodwill on fully consolidated companies	2,006	61	(595)	(1,999)	1,411	(1,938)
Property, plant and equipment	12,180	7,871	(18,573)	(20,877)	(6,393)	(13,006)
Investments accounted for using the equity method	0	0	0	(61)	0	(61)
Long term receivables	126	146	(1,467)	(2,650)	(1,341)	(2,504)
Inventories	16,431	11,595	(31,044)	(29,740)	(14,613)	(18,145)
Trade and other receivables	9,063	6,208	(30,087)	(33,909)	(21,024)	(27,701)
Group Shareholder's equity	0	0	(12,153)	(5,850)	(12,153)	(5,850)
Long Term Financial Debt and other payable	1,380	1,648	0	0	1,380	1,648
Provisions Employee Benefits	24,567	33,756	(222)	(285)	24,345	33,471
Provisions for Environment	2,900	2,294	(14,507)	(14,789)	(11,607)	(12,495)
Provisions for other liabilities and charges	38,096	25,039	(623)	(1,371)	37,473	23,668
Current Financial Debt	593	196	0	0	593	196
Current Provisions for Environment	14,766	14,859	0	0	14,766	14,859
Current Provisions for Other Liabilities & Charges	6,476	6,943	(188)	(309)	6,288	6,634
Trade and other payables	29,555	7,656	(2,626)	(989)	26,929	6,667
Total deferred tax due to temporary differences	**159,329**	**119,554**	**(113,096)**	**(113,849)**	**46,233**	**5,705**
Tax losses to carry forward	74,727	71,419	0	0	74,727	71,419
Investments deductions	1,489	1,497			1,489	1,497
Notional interest carried forward		0			0	0
RDT carried forward	808	1,458			808	1,458
Other	2,344	3,417			2,344	3,417
Deferred tax assets not recognized	(43,695)	(44,234)			(43,695)	(44,234)
Total tax assets/liabilities	**195,002**	**153,111**	**(113,096)**	**(113,849)**	**81,906**	**39,262**
Compensation of assets and liabilities within same entity	(75,530)	(63,993)	75,530	63,993		
Net amount	**119,472**	**89,118**	**(37,566)**	**(49,855)**	**81,906**	**39,262**

	base	base	tax	tax
Amount of deductible temporary differences, unused tax losses or tax credits for which no deferred tax asset is recognized in the balance sheet	**0**	**0**		
expiration date with no time limit	129,303	132,512	43,596	44,234

The changes of the period in temporary differences are charged in the income statement except those arising from events that were recognized directly in equity.

The main movements in deferred tax recognized directly in equity affect the lines "Trade and other receivables" (negative by EUR 13,592 thousand), "Trade and other payables" (positive by EUR 1,766 thousand), "Provisions for employee benefits" (positive by EUR 864 thousand) and "Provisions for other liabilities and charges" (negative by EUR 559 thousand).

Deferred tax assets are only recognized to the extent that their utilization is probable, i.e. if a tax benefit is expected in future periods, based on Group operational plans.

Unrecognized deferred tax assets of EUR 44,234 mainly arise from tax losses (EUR 36,564 thousand) and temporary differences on property plant and equipment (EUR 5,049 thousand) and provisions (EUR 966 thousand).

The actual tax results in future periods may differ from the estimate made at the time the deferred taxes are recognized.

22. Cash and cash equivalents

(EUR thousand)

	31/12/07	31/12/08
Cash and cash equivalents		
Short-term investments : bank term deposits	71,312	133,591
Short-term investments : term deposits (other)	7,276	2,019
Cash-in-hands and bank current accounts	140,327	119,337
Total cash and cash equivalents	**218,914**	**254,947**
Bank overdrafts (included in current financial debt in the balance sheet)	**7,485**	**6,568**
Net cash as in Cash Flow Statement	**211,429**	**248,380**

All cash and cash equivalents are fully available for the Group.

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Due to the dynamic nature of the underlying businesses, the group maintains flexibility in funding by maintaining availability under committed credit lines.

Excess liquidities are invested for very short periods and are spread over a limited number of relationship banks. These institutions are essentially banks enjoying a satisfactory credit rating.

23. Consolidated statement of changes in equity

(EUR thousand)

	Part of the Group							
	Share capital and premiums	Reserves	Currency translation and other reserves	Treasury shares	Minority interest	Total for continuing operations	Equity of discontinued operations	TOTAL EQUITY
Balance at the beginning of previous period	**463,866**	**827,503**	**(312,810)**	**(39,521)**	**49,105**	**988,142**		**988,142**
Discontinued operations in opening			217,711		(14,246)	203,465	(217,711)	(14,246)
Changes in available-for-sale financial assets reserves			(15,743)		(10)	(15,753)		(15,753)
Changes in cash flow hedge reserves			33,606		(10)	33,596	190,332	223,927
Changes in post employment benefit reserves			14,716		73	14,790	1,864	16,654
Changes in share-based payment reserves			5,812			5,812		5,812
Changes in deferred taxes directly recognized in equity			(15,814)		(55)	(15,869)	(63,286)	(79,155)
Changes in currency translation differences			(36,086)		(2,260)	(38,346)	420	(37,926)
Change in scope from discontinued operations							85,736	85,736
Net income (expense) recognized directly in equity			**(13,508)**		**(2,261)**	**(15,769)**	**215,065**	**199,296**
Result of the period		653,083			9,300	662,383		662,383
Total recognized income		**653,083**	**(13,508)**		**7,039**	**646,613**	**215,065**	**861,678**
Capital increase	5,555				445	6,000		6,000
Dividends		(53,209)			(1,096)	(54,305)		(54,305)
Transfers		454	(454)					
Changes in treasury shares				(257,441)		(257,441)		(257,441)
Changes in scope					724	724		724
Balance at the end of previous period	**469,421**	**1,427,831**	**(109,062)**	**(296,963)**	**41,970**	**1,533,196**	**(2,645)**	**1,530,551**
Changes in available-for-sale financial assets reserves			(8,812)		(6)	(8,819)	0	(8,819)
Changes in cash flow hedge reserves			39,845		385	40,230	0	40,230
Changes in post employment benefit reserves			(1,441)		65	(1,376)	10	(1,366)
Changes in share-based payment reserves			7,532		0	7,532	0	7,532
Changes in deferred taxes directly recognized in equity			(13,306)		(130)	(13,436)	0	(13,436)
Changes in currency translation differences			(30,748)		(6,533)	(37,281)	2,635	(34,646)
Net income (expense) recognized directly in equity			**(6,930)**	**0**	**(6,219)**	**(13,149)**	**2,645**	**(10,504)**
Result of the period		121,710			6,168	127,878		127,878
Total recognized income		**121,710**	**(6,930)**	**0**	**(51)**	**114,729**	**2,645**	**117,374**
Capital increase						0		0
Dividends		(75,609)			(660)	(76,269)		(76,269)
Transfers	33,442	(30,386)	(3,056)			0		0
Changes in treasury shares		(358,947)		119,231		(239,716)		(239,716)
Changes in scope					411	411		411
Balance at the end of the financial year	**502,862**	**1,084,601**	**(119,048)**	**(177,732)**	**41,670**	**1,332,353**	**0**	**1,332,353**

The legal reserve of EUR 50,000 thousand which is included in the retained earnings is not available for distribution.

The share capital of the Group as at 31 December 2008 was composed of 120,000,000 shares with no par value.

The detail of the Group's share in currency translation differences and other reserves is as follows:

(EUR thousand)

	Available-for-sale financial assets reserves	Cash flow hedge reserves	Deferred taxes directly recognized in equity	Post-employment benefit reserves	Share-based payment reserves	Currency translation differences	TOTAL
Balance at the beginning of previous year	**25,622**	**(339,580)**	**128,505**	**(61,922)**	**10,967**	**(76,401)**	**(312,810)**
Discontinued operations in opening	0	316,063	(107,310)	5,994		2,964	217,711
Gains and losses recognized in equity	2,971	20,856	(11,962)	12,597	5,812		30,274
Gains and losses derecognized in equity	(18,665)	12,949	(3,660)	(1,219)			(10,595)
Transfer from/to retained earnings				459			459
Exchange differences	(49)	(200)	(192)	2,420		(36,081)	(34,102)
Balance at the end of previous year	**9,879**	**10,088**	**5,381**	**(41,671)**	**16,778**	**(109,518)**	**(109,063)**
Balance at the beginning of the year	**9,879**	**10,088**	**5,381**	**(41,671)**	**16,778**	**(109,518)**	**(109,063)**
Gains and losses recognized in equity	1,067	61,056	(18,373)	885	7,532		52,168
Gains and losses derecognized in equity	(9,856)	(17,849)	3,954	(1,249)			(25,000)
Transfer from/to retained earnings					(3,056)		(3,056)
Exchange differences	(22)	(3,363)	1,114	(1,077)		(30,748)	(34,096)
Balance at the end of the year	**1,068**	**49,933**	**(7,924)**	**(43,112)**	**21,254**	**(140,266)**	**(119,048)**

Gains and losses recognized in equity on available-for-sale financial assets relate to the fair value adjustments of the period on Pangaea funds. Gains and losses derecognized in equity on available-for-sale financial assets relate mainly to the Nyrstar, Nymex and Duksan shares (refer to note 18 on available-for sale financial assets).

The net gains recognized in equity regarding cash flow hedges (EUR 61,056 thousand) are the changes in fair value of new cash flow hedging instruments or existing ones at the opening but which have not yet expired at year end. The net losses derecognized from equity (EUR -17,849 thousand) are the fair values of the cash-flow hedging instruments which expired during the year.

New net actuarial gains on the defined post-employment benefit plans, have been recognized in equity for EUR 885 thousand.

The 2008 shares and stock option plans have led to a share-based payment reserve increase of EUR 7,532 thousand (refer to note 10 on employee benefits). An amount of EUR 3,056 thousand of those share-based payment reserves has been transferred to retained earnings as some options have been exercised.

24. Financial debt

(EUR thousand)

	Bank loans	Other loans	Total
NON-CURRENT			
At the beginning of previous year	**245,543**	**154,532**	**400,074**
. Discontinued operations in opening	(543)		(543)
. Acquisitions through business combinations	0	110	110
. Increase	2,810	3,229	6,039
. Decrease	(225,130)	(406)	(225,536)
. Translation differences	(221)	(1)	(222)
. Transfers	0	(420)	(420)
. Other movements	1,699	0	1,699
At the end of previous year	**24,157**	**157,045**	**181,201**
. Acquisitions through business combinations	0	1,260	1,260
. Increase	235,000	9,022	244,022
. Decrease	(960)	(2,124)	(3,084)
. Translation differences	(76)	(793)	(868)
. Transfers	0	(28)	(28)
At the end of the financial year	**258,123**	**164,382**	**422,505**

	Bank loans	Other loans	Total
CURRENT PORTION OF LONG-TERM FINANCIAL DEBTS			
At the end of the preceding financial year	**530**	**1,068**	**1,598**
. Increase / decrease	0	(23)	(23)
At the end of the financial year	**530**	**1,045**	**1,574**

	Short term bank loans	Bank overdrafts	Short term loan : commercial paper	Other loans	Total
CURRENT					
At the end of the preceding financial year	**114,511**	**7,485**	**82,995**	**9,046**	**214,036**
. Increase / decrease (including CTD's)	(47,803)	(917)	684	(1,734)	(49,771)
At the end of the financial year	**66,708**	**6,568**	**83,679**	**7,312**	**164,266**

The net financial debt of the group has increased by EUR 161 million mainly as a result of the share buy-back program.

The fair value of the EUR 150 million 8-year bond which was issued in 2004 was EUR 156.6 million as at 31 December 2008, based on the bond value as quoted on Euronext at that date. The effective interest rate for this bond is 4.875% which is equal to the fixed interest rate.

The long-term bank loans consist of a EUR 20 million bank loan maturing in 2013 bearing an interest of 5.36% per annum. Its fair value was EUR 21.9 million on 31 December 2008.

The outstanding advances under the EUR 450 million Syndicated Bank Credit Facility maturing in 2013 were EUR 235 million on 31 December 2008.

The repricing dates of the short term bank loans are very short term and are made at the convenience of the treasury department at market conditions as part of its daily management of treasury operations

Part of the non-current financial debt is subjected to standard financial covenants included in the loan agreements.

Umicore has not faced any breach of covenants or loan defaults in 2008 or in previous years. The debt covenant monitoring is the responsibility of the Group treasury department. In order to monitor this activity, compliance certificates are issued twice a year by the treasury department and sent to the agent bank. This methodology is a loan agreement condition and requirement as the interest margin is based on the net debt to EBITDA ratio.

(EUR thousand)

	EUR Euro	USD US Dollar	Other currencies	Total
Analysis of long term debts by currencies (including current portion)				
Long-term bank loans	256,570	0	2,082	258,652
Other long-term loans	157,197	171	8,058	165,426
Non-current financial debts	**413,767**	**171**	**10,140**	**424,078**

25. Trade debt and other payables

(EUR thousand)

	Notes	31/12/07	31/12/08
NON-CURRENT			
Long-term trade payables		74	74
Other long-term debts		511	937
Investment grants and deferred income from grants		4,401	4,637
		4,987	**5,649**
CURRENT			
Trade payables		589,468	402,736
Advances received on contracts in progress		236	7,307
Tax payable (other than income tax)		10,143	9,609
Payroll and related charges		113,074	117,492
Other amounts payable		39,452	28,811
Dividends payable		5,522	6,245
Accrued interest payable		7,686	8,625
Fair value payable financial instrument held for cash flow hedging	32	7,119	11,778
Fair value payable other financial instruments	32	14,656	14,199
Accrued charges and deferred income		77,459	64,906
		864,817	**671,708**

Trade debt and other payables decreased with EUR 193 million.

This decrease is mainly due to falling metal prices in the second half of the year and amplified further by the reduced business activity in the fourth quarter.

The impact of fair value of hedging instruments is an increase of EUR 4.2 million. VAT payables have decreased by EUR 0.5 million.

26. Liquidity of the financial liabilities

(EUR thousand)

	Earliest contractual maturity (undiscounted)					
	< 1 Month	1 to 3 Months	3 Months - 1 Year	1 to 5 Years	> 5 years	TOTAL
Previous financial year						
Financial debt						
CURRENT						
Short term bank loans	42,345	41,713	30,453			114,511
Bank overdrafts	4,113	893	2,479			7,485
Short-term loan: commercial paper	0	0	82,995			82,995
Other loans	0	76	8,969			9,046
Current portion of long-term bank loans	2	130	397			530
Current portion of other long-term loans	32	65	971			1,068
NON-CURRENT						
Bank loans				4,157	20,000	24,157
Other loans				154,079	2,966	157,044
Trade and other payables						
CURRENT						
Trade payables	489,830	91,749	7,890			589,468
Advances received on contracts in progress	220	0	15			236
Tax payable (other than income tax)	11,304	240	(1,401)			10,143
Payroll and related charges	44,073	60,781	8,220			113,074
Other amounts payable	21,431	14,205	3,816			39,452
Dividends payable	5,522	0	0			5,522
Accrued interest payable, third parties	972	6,570	144			7,686
Fair value payable financial instrument held for cash flow hedging	219	73	6,827			7,119
Fair value payable other financial instruments	6,459	6,340	1,857			14,656
Accrued charges and deferred income	18,907	33,868	24,685			77,459
NON-CURRENT						
Long-term trade payables				0	74	74
Other long-term debts				511	0	511
Investment grants and deferred income from grants				530	3,872	4,401

(EUR thousand)

	Earliest contractual maturity (undiscounted)					
	< 1 Month	1 to 3 Months	3 Months - 1 Year	1 to 5 Years	> 5 years	TOTAL
Financial year						
Financial debt						
CURRENT						
Short term bank loans	38,487	14,891	13,330			66,708
Bank overdrafts	1,073	0	5,495			6,568
Short-term loan: commercial paper	83,679	0	0			83,679
Other loans	7,144	0	167			7,312
Current portion of long-term bank loans	2	130	397			530
Current portion of other long-term loans	34	78	933			1,045
NON-CURRENT						
Bank loans				258,122	0	258,122
Other loans				162,051	2,331	164,382
Trade and other payables						
CURRENT						
Trade payables	264,142	136,696	1,898			402,736
Advances received on contracts in progress	344	110	6,853			7,307
Tax payable (other than income tax)	9,371	236	0			9,609
Payroll and related charges	39,157	66,735	11,601			117,492
Other amounts payable	14,814	3,696	10,302			28,811
Dividends payable	6,245	0	0			6,245
Accrued interest payable, third parties	2,044	6,372	210			8,625
Fair value payable financial instrument held for cash flow hedging	493	779	10,506			11,778
Fair value payable other financial instruments	10,650	(960)	4,508			14,199
Accrued charges and deferred income	41,531	9,611	13,763			64,906
NON-CURRENT						
Long-term trade payables				0	74	74
Other long-term debts				992	(55)	937
Investment grants and deferred income from grants				572	4,065	4,637

27. Provisions for employee benefits

The Group has various legal and constructive defined benefit obligations, the vast majority of which are situated in the Belgian, French and German operations, the majority of them being 'final pay' plans.

(EUR thousand)

	Post-employment benefits, pensions and similar	Post-employment benefits - other	Termination benefits early retirement & similar	Other long-term employee benefits	Total
At the end of the previous year	**101,267**	**17,958**	**40,599**	**11,972**	**171,796**
. Increase (included in «Payroll and related benefits»)	8,868	461	4,443	806	14,579
. Reversal (included in «Payroll and related benefits»)	(2)	0	0	0	(2)
. Use (included in «Payroll and related benefits»)	(17,336)	(1,073)	(11,570)	(765)	(30,744)
. Interest and discount rate impacts (included in «Finance cost - Net»)	5,060	834	1,968	583	8,445
. Translation differences	248	(331)	0	19	(64)
. Recognized in equity	1,538	(2,341)	0	(0)	(802)
. Other movements	(553)	0	138	91	(324)
At the end of the financial year	**99,090**	**15,509**	**35,579**	**12,797**	**162,884**

The first table shows the balances and the movements in provisions for employee benefits of the fully consolidated subsidiaries only. There is a difference in the line 'Recognized in equity' compared to what is shown in note 23 as that note also includes associates and joint ventures that are accounted for according to the equity method.

The 2008 movements show reduced balances for plans in Belgium and Germany mainly related to payouts of termination benefits and some additional funding contributions for the pension plans. Management expects cash outflows in the short term to stay in the same order of magnitude as the outflows of prior and current year.

As described in note 20, a non-current receivable has been recognized as "reimbursement rights" linked to medical plan liabilities that Umicore France took over from Nyrstar France in 2007 and which Nyrstar France will compensate over the lifetime of these liabilities. Whenever there is a change in these liabilities this change will affect the reimbursement rights under the non current receivables in the same way. When the change of the period is related to changes in actuarial assumptions, both the liability and the asset are adjusted through the statement of recognized income and expenses.

The following disclosure requirements under IAS 19 amended were derived from the reports obtained from external actuaries.

(EUR thousand)

	31/12/07	Movements 2008	31/12/08
Belgium	39,564	(4,909)	34,655
France	19,293	(1,839)	17,454
Germany	101,034	(4,453)	96,581
Subtotal	159,891	(11,201)	148,690
Other entities	11,905	2,289	14,194
Total	**171,796**	**(8,912)**	**162,884**

	(EUR thousand)
Reimbursement rights	
Transferred from «current trade receivables»	9,188
Actual reimbursement	(214)
Actuarial gains and losses on reimbursement rights	(3,180)
At the end of the financial year	**5,794**

(EUR thousand)

	2007	2008
Change in benefit obligation		
Benefit obligation at beginning of the year	**304,840**	**275,282**
Discontinued operations in opening	(40,271)	0
Current service cost	10,321	12,764
Interest cost	11,501	14,082
Plan Participants' Contributions	307	360
Amendments	10,803	(439)
Actuarial (gain)/loss	(10,688)	(9,545)
Benefits paid from plan/company	(24,872)	(22,821)
Expenses paid	(31)	(38)
Net transfer in/(out) (including the effect of any business combinations/divestitures)	14,808	218
Plan combinations	0	0
Plan Curtailments	(315)	25
Plan Settlements	(99)	(299)
Exchange rate changes	(1,022)	545
Benefit obligation at end of the year	**275,282**	**270,134**

	2007	2008
Change in plan assets		
Fair value of plan assets at the beginning of the year	**88,220**	**102,765**
Discontinued operations in opening	(13,572)	0
Expected return on plan assets	3,747	4,779
Actuarial gain/(loss) on plan assets	(789)	(10,020)
Employer contributions	37,912	31,151
Member contributions	307	360
Benefits paid from plan/company	(24,872)	(22,821)
Expenses paid	(31)	(38)
Plan settlements	(215)	(299)
Net transfer in/(out) (including the effect of any business combinations/divestitures)	12,636	164
Exchange rate changes	(578)	609
Fair value of plan assets at the end of the year	**102,765**	**106,650**

Pension plans mainly in Belgium, France, Liechtenstein, Netherlands, USA and Norway are wholly or partly funded with assets covering a substantial part of the obligations. All other plans have no material funding or are unfunded.

(EUR thousand)

	2007	2008
Amount recognized in the balance sheet		
Present value of funded obligations	173,830	175,623
Fair value of plan assets	102,765	106,650
Deficit (surplus) for funded plans	**71,065**	**68,973**
Present value of unfunded obligations	101,452	94,511
Unrecognized net actuarial gain/(loss)		42
Unrecognized past service (cost) benefit	(721)	(641)
Net liability (asset)	**171,796**	**162,885**
Components of pension costs		
Amounts recognized in profit and loss statement		
Current service cost	**10,321**	**12,764**
Interest cost	11,501	14,082
Expected return on plan assets	(3,747)	(4,779)
Expected return on reimbursement rights		(300)
Amortization of past service cost incl. §58(a)	10,803	(359)
Amortization of net (gain) loss incl. §58(a)	1,297	1,359
Curtailment (gain)/loss recognized	(315)	25
Settlement (gain)/loss recognized	116	0
Total pension cost recognized in P&L account	**29,976**	**22,792**
Actual return on plan assets	**2,958**	**(5,241)**
Actual return on reimbursement rights		214
Amounts recognized in statement of recognized income and expense		
Cumulative actuarial gains and losses	38,252	21,537
Discontinued operations in opening	(5,866)	0
Actuarial gains and losses of the year	(11,365)	(802)
Transfer from/to retained earnings	459	0
Minorities	73	64
Actuarial gains and losses on reimbursement rights		3,180
Exchange differences	(16)	33
Total recognized in the SoRIE at subsidiaries	**21,537**	**24,012**
Discontinued operations in opening at associates and joint ventures	(128)	0
Actuarial gains and losses at associates and joint ventures	20,261	19,100
Total recognized in the post employment benefit reserves Group	**41,671**	**43,112**

The interest cost and return on plan assets as well as the discount rate impact on the non-post employment benefit plans included in the amortized actuarial losses or gains, are recognized under the finance cost in the income statement (see note 11). All other elements of the expense of the year are classified under the operating result.

Actuarial gains of the year recognized in equity originate mainly from an increase in discount rates on the pension plans and differences between the expected and actual return on plan assets.

The policy to amortize the actuarial gains and losses is the experience policy.

	2007	2008
Principal actuarial Assumptions		
Weighted average assumptions to determine benefit obligations		
Discount rate (%)	5.16	5.68
Rate of compensation increase (%)	2.95	2.86
Rate of price inflation (%)	2.08	2.05
Weighted average assumptions to determine net cost		
Discount rate (%)	4.36	5.16
Expected long-term rate of return on plan assets during financial year (%)	4.99	4.92
Rate of compensation increase (%)	2.37	2.85
Rate of price inflation (%)	2.07	2.08

	2008	
	Percentage of plan assets	Expected return on plan assets
Plan assets		
Equity securities %	20.06	5.60
Debt Securities %	56.78	4.94
Real Estate %	1.53	4.99
Other %	21.63	4.40
Total (%)	**100.00**	**4.96**

Other plan assets are predominantly invested in insurance contracts and bank term deposits. The expected long term rate of return on assets assumptions is documented for the individual plans.

	2007	2008
History of experience gains and losses		
Difference between the expected and actual return on plan assets		
Amount	789	10,020
Percentage of plan assets (%)	1.20	9.00
Experience (gain)/loss on plan liabilities		
Amount	9,129	6,168
Percentage of present value of plan liabilities (%)	3.30	2.00

	2007	2008
Required disclosures for post-retirement medical plans		
Assumed health care trend rate		
Immediate trend rate (%)	4.25	4.23
Ultimate trend rate (%)	6.75	6.70
Year that the rate reaches ultimate trend rate	2007	2008

	2008	
	Valuation trend +1%	Valuation trend -1%
Sensitivity to trend rate assumptions		
Effect on total service cost and interest cost components	189	(238)
Effect on defined benefit obligation	2,451	(1,965)

(EUR thousand)

	2007	2008
Balance sheet reconciliation		
Balance sheet liability (asset)	215,666	171,796
Discontinued operations in opening	(26,699)	0
Pension expense recognized in P&L in the financial year	29,976	22,792
Amounts recognized in SoRIE	(10,906)	(802)
Employer contributions via funds in the financial year	(25,550)	(17,008)
Employer contributions paid directly in the financial year	(12,362)	(14,143)
Actual reimbursement		214
Net transfer in/(out) (including the effect of any business combinations/diversitures)	2,172	54
Amounts recognized due to plan combinations	0	0
Other	(58)	43
Exchange rate adjustment - (gain)/loss	(444)	(61)
Balance sheet liability (asset) as of end of the year	**171,796**	**162,884**

The contribution expected to be paid to the plans during the annual period beginning after the balance sheet date amounts to EUR 21.3 million.

28. Stock option plans granted by the company

Plan	Expiry date	Exercise	Old exercise price EUR before Cumerio demerger (the exercice price may be higher in certain countries)	New exercise price EUR after Cumerio demerger (the exercice price may be higher in certain countries)	Number of options still to be exercised
ESOP 1999 (10 years)	10.06.2009	once a year : from May 20	7.32	5.22	36,300
		until June 10	7.46	5.36	22,900
					59,200
ISOP 2001 (7 years)	14.03.2008	all working days of	8.29	6.19	0
		Euronext Brussels	8.36	6.26	0
			8.49	6.39	0
					0
ISOP 2002 (7 years)	14.03.2009	all working days of	7.60	5.50	1,375
		Euronext Brussels	9.22	7.12	26,500
			9.63	7.53	200,225
			7.60	7.60	0
					228,100
ISOP 2003 (7 years)	13.03.2010	all working days of	6.84	4.74	279,825
		Euronext Brussels	7.02	4.92	52,775
					332,600
ISOP 2003 bis	13.03.2010	all working days of	8.80	6.70	20,000
		Euronext Brussels			
					20,000
ISOP 2004	11.03.2011	all working days of	10.41	8.31	134,875
		Euronext Brussels	10.74	8.64	125,000
					259,875
ISOP 2005	16.06.2012	all working days of		12.92	462,000
		Euronext Brussels		13.66	6,000
					468,000
ISOP 2006	02.03.2013	all working days of		22.55	528,125
		Euronext Brussels		24.00	10,000
					538,125
ISOP 2007	16.02.2014	all working days of		26.55	670,500
		Euronext Brussels		27.36	20,000
					690,500
ISOP 2008	15.04.2015	all working days of		32.57	679,250
		Euronext Brussels		32.71	33,500
					712,750
Total					**3,309,150**

ESOP refers to «Employee Stock Option Plan» (worldwide plan for hourly and monthly-paid employees and managers).

- ISOP refers to «Incentive Stock Option Plan» (worldwide plan for managers).
- The ISOP 2003 bis plan was set up in the first semester of 2004 for executives of PMG who joined Umicore as a result of the acquisition.

The stock options, which are typically vested at the time of the grant, will be settled with existing treasury shares. Options which have not been exercised before the expiry date elapse automatically.

(EUR thousand)

	2007		2008	
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Details of the share options outstanding during the year				
Outstanding at the beginning of the year	**4,109,650**	**10.13**	**3,247,575**	**15.39**
Granted during the year	742,750	26.57	712,750	32.58
Exercised during the year	1,604,825	7.08	651,175	11.51
Outstanding at the end of the year	**3,247,575**	**15.39**	**3,309,150**	**19.85**
Exercisable at the end of the year	3,247,575	15.39	3,309,150	19.85

The options outstanding at the end of the year have a weighted average remaining contractual life until December 2012.

29. Environmental provisions

(EUR thousand)

	Provisions for soil clean-up & site rehabilitation	Other environmental provisions	TOTAL
At the end of previous year	**106,011**	**4,759**	**110,770**
. Increase	11,885	4,005	15,889
. Reversal	(7,904)	0	(7,904)
. Use (included in «Other operating expenses»)	(13,990)	(2,987)	(16,978)
. Discounting (included in «Finance cost -Net»)	2,551	0	2,551
. Translation differences	(1,123)	0	(1,123)
. Other movements	653	357	1,010
At the end of the financial year	**98,082**	**6,134**	**104,216**
Of which - Non Current	60,773	2,193	62,966
- Current	37,310	3,940	41,250

Provisions for environmental legal and constructive obligations are recognized and measured by reference to an estimate of the probability of future cash outflows as well as to historical data based on the facts and circumstances known at the reporting date. The actual liability may differ from the amounts recognized.

Provisions decreased overall by EUR 6,554 thousand, with additional provisions being more than compensated by uses and reversals of existing provisions.

The new increase in provisions for environment are mainly related to the remediation of sites in France (Viviez), Germany (old mining site related liabilities) and United States (Glens Falls), to the demolition of an old power station in Belgium (Olen) and to the consumed emission rights in Belgium.

Most of the uses of provisions for the period are linked to the realization during the period of site remediation programs in France (Viviez and Calais) and in Belgium (Hoboken and Grâce-Hollogne), to the demolition of the installations after the shut down of the Calais plant and to the treatment of waste materials in Belgium (Hoboken).

Most of the reversals of provisions for the period are linked to demolition and remediation programs in France (Calais).

Although in 2008, no major movements occurred on the provisions that were taken to address the historical radioactive waste material in Olen (Belgium), important progress was made in negotiating with all competent authorities to find a sustainable and acceptable storage solution.

A material portion of the provisions for soil clean-up and site rehabilitation relates to projects in Belgium and France. Management expects the most significant cash outflows on these projects to take place within 5 years.

30. Provisions for other liabilities and charges

(EUR thousand)

	Provisions for reorganization & restructuring	Provisions for other liabilities and charges	TOTAL
At the end of the previous year	**19,636**	**64,474**	**84,110**
. Acquisition through business combinations	0	23	23
. Increase	2,480	19,217	21,697
. Reversal	(1,172)	(19,957)	(21,129)
. Use (included in «Other operating expenses»)	(3,556)	(3,280)	(6,836)
. Discounting (included in «Finance cost - Net»)	0	1,007	1,007
. Translation differences	(636)	(4,567)	(5,203)
. Transfers	0	(1,044)	(1,044)
. Other movements	(138)	24	(114)
At the end of the financial year	**16,613**	**55,898**	**72,511**
Of which - Non Current	8,834	26,610	35,444
- Current	7,780	29,289	37,069

Provisions for reorganization and restructuring and for tax, warranty and litigation risks, onerous contracts and product returns are recognized and measured by reference to an estimate of the probability of future outflow of cash as well as to historical data based on the facts and circumstances known at the reporting date. The actual liability may differ from the amounts recognized.

Provisions decreased overall by EUR 11,599 thousand, with additional provisions being more than compensated by reversals and uses of existing provisions.

The increase of the provisions for reorganization and restructuring is mainly linked to the small restructurings in Germany and Canada. The use of provisions in this category is partly linked to the restructuring program of the precious metals refining operation in Hanau, Germany, a restructuring for which a provision was made in 2006. The use of provisions is also partly linked to restructuring programs in France.

The increases, reversals and uses in provisions for other liabilities and charges concern liabilities that are mainly related to warranty risks and litigations. They affect a wide range of subsidiaries, mainly in Germany, Brazil, Belgium, Canada and France.

They also include provisions for onerous contracts related to the IAS 39 effect (see note 9). The net increase of the period on provisions for onerous contracts is EUR 9,370 thousand. The closing balance of this provision is EUR 21,196 thousand classified as current provision.

No assessment is possible regarding the expected timing of cash outflows related to the non-current part of the provisions for other liabilities and charges.

31. Financial instruments by category

(EUR thousand)

As at the end of previous year	FAIR VALUE	Carrying amount: Held for trading - no hedge accounting	Carrying amount: Held for trading - hedge accounting	Carrying amount: Loans, receivables and payables	Carrying amount: Available-for-sale
ASSETS					
Available-for-sale financial assets	**108,294**				**108,294**
Available-for-sale financial assets - Shares	108,294				108,294
Loans granted	**9,832**			**9,832**	
Loans to associates and non consolidated affiliates	9,832			9,832	
Trade and other receivables	**884,773**	**12,431**	**17,312**	**855,031**	
Non-current					
Cash guarantees and deposits	2,486			2,486	
Trade receivables maturing in more than 1 year	0			0	
Other receivables maturing in more than 1 year	1,340			1,340	
Assets employee benfits	913			913	
Current					
Trade receivables (at cost)	734,240			734,240	
Trade receivables (write-down)	(11,520)			(11,520)	
Other receivables (at cost)	117,125			117,125	
Other receivables (write-down)	(8,063)			(8,063)	
Interest receivable	611			611	
Fair value of financial instruments held for cash-flow hedging	17,312		17,312		
Fair value receivable other financial instruments	12,431	12,431			
Deferred charges and accrued income	17,899			17,899	
Cash and cash equivalents	**218,915**			**218,915**	
Short-term investments: bank term deposits	71,312			71,312	
Short-term investments: term deposits (other)	7,276			7,276	
Cash-in-hand and bank current accounts	140,327			140,327	
Total of financial instruments (Assets)	**1,221,814**	**12,431**	**17,312**	**1,083,778**	**108,294**
LIABILITIES					
Financial debt	**398,637**			**396,837**	
Non-current					
Bank loans	25,357			24,157	
Other loans	157,645			157,045	
Current					
Short term bank loans	115,041			115,041	
Bank overdrafts	7,485			7,485	
Securitization	0			0	
Short term loan: commercial paper	82,995			82,995	
Other loans	10,114			10,114	
Trade and other payables	**870,224**	**14,656**	**7,119**	**848,449**	
Non-current					
Long term trade payables	74			74	
Other long term debts	511			511	
Investments grants and deferred income from grants	4,401			4,401	
Current					
Trade payables	589,468			589,468	
Advances received on contracts in progress	236			236	
Tax - other than income tax - payable	10,143			10,143	
Payroll and related charges	113,497			113,497	
Other amounts payable	39,452			39,452	
Dividends payable	5,522			5,522	
Accrued interest payable	7,686			7,686	
Fair value financial instrument held for cash flow hedging	7,119		7,119		
Fair value payable other financial instruments	14,656	14,656			
Accrued charges and deferred income	77,459			77,459	
Total of financial instruments (Liabilities)	**1,268,861**	**14,656**	**7,119**	**1,245,286**	**0**

(EUR thousand)

As at the end of the financial year	Fair value	Carrying amount			
		Held for trading - no hedge accounting	Held for trading - hedge accounting	Loans, receivables and payables	Available-for-sale
ASSETS					
Available-for-sale financial assets	**26,085**				**26,085**
Available-for-sale financial assets – Shares	26,085				26,085
Loans granted	**4,723**			**4,723**	
Loans to associates and non consolidated affiliates	4,723			4,723	
Trade and other receivables	**719,492**	**32,720**	**62,200**	**624,571**	
Non-current					
Cash guarantees and deposits	3,255			3,255	
Trade receivables maturing in more than 1 year	0			0	
Other receivables maturing in more than 1 year	7,239			7,239	
Assets employee benfits	855			855	
Current					
Trade receivables (at cost)	488,343			488,343	
Trade receivables (write-down)	(15,965)			(15,965)	
Other receivables (at cost)	88,185			88,185	
Other receivables (write-down)	(9,192)			(9,192)	
Interest receivable	845			845	
Fair value of financial instruments held for cash-flow hedging	62,200		62,200		
Fair value receivable other financial instruments	32,720	32,720			
Deferred charges and accrued income	61,007			61,007	
Cash and cash equivalents	**254,947**			**254,947**	
Short-term investments: bank term deposits	133,591			133,591	
Short-term investments: term deposits (other)	2,019			2,019	
Cash-in-hand and bank current accounts	119,337			119,337	
Total of financial instruments (Assets)	**1,005,247**	**32,720**	**62,200**	**884,241**	**26,085**
LIABILITIES					
Financial debt	**588,346**			**588,346**	
Non-current					
Bank loans	260,023			258,123	
Other loans	170,982			164,382	
Current					
Short term bank loans	67,237			67,237	
Bank overdrafts	6,568			6,568	
Securitization	0			0	
Short term loan: commercial paper	83,679			83,679	
Other loans	8,356			8,356	
Trade and other payables	**677,356**	**14,199**	**11,778**	**651,379**	
Non-current					
Long term trade payables	74			74	
Other long term debts	937			937	
Investments grants and deferred income from grants	4,637			4,637	
Current					
Trade payables	402,736			402,736	
Advances received on contracts in progress	7,307			7,307	
Tax - other than income tax - payable	9,609			9,609	
Payroll and related charges	117,492			117,492	
Other amounts payable	28,811			28,811	
Dividends payable	6,245			6,245	
Accrued interest payable	8,625			8,625	
Fair value financial instrument held for cash flow hedging	11,778		11,778		
Fair value payable other financial instruments	14,199	14,199			
Accrued charges and deferred income	64,906			64,906	
Total of financial instruments (Liabilities)	**1,265,702**	**14,199**	**11,778**	**1,239,725**	**0**

Loans and debt have been issued at market rate which would not create any major differences with effective interest expense. All categories of financial instruments of Umicore are at fair value except the non current bank and other loans for which the carrying amounts differ from the fair value (see note 24).

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques, mainly discounted cash-flow, using for the market assumptions the ones existing at balance sheet date.

In particular, the fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange and metal contracts is determined using quoted forward exchange and metal rates at the balance sheet date

The fair value of quoted financial assets held by the Group is their quoted market price at balance sheet date. The fair value of financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values.

Sensitivity analysis on financial instruments

Umicore is sensitive to commodity prices, foreign currency and interest rate risk on its financial instruments.

a) commodity prices

The fair value on financial instruments related to cash flow hedging would have been EUR 13.3 million lower/lhigher if the metal prices would strengthen/weaken by 10%.

The fair value on other commodity sales financial instruments would have been EUR 13.9 million lower/higher and the fair value on other commodity purchases financial instruments would have been EUR 9.2 million higher/lower if the metal prices would strengthen/weaken by 10%.

b) Foreign currency

The fair value of forward currency contracts related to cash flow hedging would have been EUR 21.9 million higher if the Euro would strengthen against USD by 10% and would have been EUR 24 million lower if the Euro would weaken against USD by 10%.

The fair value of other forward currency contracts sold would have been EUR 13.4 million higher if the Euro would strengthen against USD by 10% and would have EUR 15.8 million lower if the Euro would weaken against USD by 10%.

The fair value of other forward currency contracts bought would have been EUR 2.1 million lower if the Euro would strengthen against USD with 10% and would have been EUR 2.4 million higher if the Euro would weaken against USD with 10%.

The fair value of balance sheet items exposed to USD would have been EUR 17 million lower if the Euro would strengthen against USD by 10 % and would have been EUR 20.8 million higher if the euro would weaken against USD by 10%.

c) Interest rate

The fair value of cash and cash equivalents and financial debt would have been EUR 1.4 million lower/higher if the interest rate increased/decreased by 1%.

32. Fair value of financial instruments

Umicore hedges its structural and transactional metal, currency and interest rate risks using respectively metal derivatives (mainly quoted on the London Metal Exchange), currency derivatives and Interest Rate Swaps with reputated brokers and banks.

a) financial instruments related to cash-flow hedging :

(EUR thousand)

	Notional or Contractual amount		Fair value	
	31/12/2007	31/12/2008	31/12/2007	31/12/2008
Forward commodities sales	166,870	193,181	(3,963)	62,200
Forward currency contracts sales	235,626	228,728	13,117	(11,623)
Forward IRS contracts	172,000	86,000	1,036	(155)
Total fair value impact subsidiaries			**10,191**	**50,422**
Recognized under trade and other receivables			17,312	62,200
Recognized under trade and other payables			(7,119)	(11,778)
TOTAL			**10,191**	**50,422**

The principles and documentation on the hedged risks as well as the timing related to the Group's cash flow hedging operations are included in note 3 Financial risk management.

The fair values of the effective hedging instruments are in the first instance recognized in the fair value reserves recorded in equity and are derecognized when the underlying forecasted or committed transactions occur (see note 23)

The forward commodities sales contracts are set up to hedge primarily the following commodities: zinc, gold, silver, platinum and palladium.

The forward currency contracts are set up to hedge USD towards Euro and AUD and NOK towards Euro.

The average maturity date of financial instruments related to cash-flow hedging is November 2009 for the forward commodities sold, September 2009 for the forward currency contracts and March 2009 for the forward IRS contracts.

The terms and conditions of the forward contracts are common market conditions.

In those circumstances whereby the hedge accounting documentation as defined under IAS 39 is not available, financial instruments used to hedge structural risks for metals and currencies are measured as if they were held for trading. However, such instruments are being used to hedge future probable cash-flows and are not speculative in nature.

Umicore has not faced any ineffectiveness on cash flow hedging in P&L in 2007 and 2008.

b) other financial instruments

(EUR thousand)

	Notional or Contractual amount		Fair value	
	31/12/2007	31/12/2008	31/12/2007	31/12/2008
Forward commodities sales	134,734	146,017	(1,101)	6,898
Forward commodities purchases	(90,856)	(90,575)	(1,963)	1,086
Forward currency contracts sales	63,741	155,315	843	10,312
Forward currency contracts purchases	(3,338)	(22,079)	(4)	225
Total fair value impact subsidiaries			**(2,225)**	**18,521**
Recognized under trade and other receivables			12,431	32,720
Recognized under trade and other payables			(14,656)	(14,199)
TOTAL GROUP			**(2,225)**	**18,521**

The principles and documentation related to the Group's transactional hedging are included in note 3 "Financial risk management". In the absence of hedge accounting documentation as defined under IAS 39, financial instruments used to hedge transactional risks for metals and currencies are measured as if they were held for trading. However, such instruments are being used to cover existing transactions and firm commitments and are not speculative in nature.

The fair values are immediately recognized in the income statement under Other operating income for the commodity instruments and the Net Finance cost for the currency instruments.

c) Embedded derivatives

Since 2006 a contractual situation is activated whereby variable price adjustments (embedded derivative) occur on the sale (host contract) in 1992 of the participation and loans of Aurifère de Guinée, a gold mining concession in Guinea.

In 2008 an amount of EUR 4.2 million was recognized in the income statement. This total amount comprises the changes in the estimated present value of potential income from this source, based amongst others upon gold price, mine potential and operating conditions and creditworthiness of the mine owner for EUR -0.1 million and actual recognized income for EUR 4.3 million.

At balance sheet level, the receivable of EUR 5.7 million related to Aurifère de Guinée is recorded in the other current receivables.

(EUR thousand)

	Earliest contractual maturity (undiscounted)				
As at the end of previous year	< 1 Month	1 to 3 Months	3 Months - 1 Year	1 to 5 Years	Total
FINANCIAL INSTRUMENTS ASSETS (FAIR VALUE)					
Interest Rate Risk					
Interest rate swaps (CFH)		1,036			1,036
Commodity risk					
Total forward sales (CFH)	(736)	119	(1)	3,774	3,157
Total forward sales (other)	327	3	0	0	330
Total forward purchases (other)	351	51	2,328	0	2,730
FX Risk					
Forward currency contracts sales (CFH)	1,007	642	7,063	4,405	13,117
Forward currency contracts sales (other)	810	33			843
FINANCIAL INSTRUMENTS LIABILITIES (FAIR VALUE)					
Commodity risk					
Total forward sales (CFH)	(350)	(375)	(3,812)	(2,583)	(7,119)
Total forward sales (other)	187	(977)	(641)	0	(1,431)
Total forward purchases (other)	(1,142)	(2,359)	(1,134)	(57)	(4,692)
FX Risk					
Forward currency contracts purchases (other)		(4)			(4)

(EUR thousand)

	Earliest contractual maturity (undiscounted)				
As at the end of the financial year	< 1 Month	1 to 3 Months	3 Months - 1 Year	1 to 5 Years	Total
FINANCIAL INSTRUMENTS ASSETS (FAIR VALUE)					
Commodity risk					
Total forward sales (CFH)	3,388	3,091	31,959	23,763	62,201
Total forward sales (other)	4,446	1,286	2,306	0	8,038
Total forward purchases (other)	99	2,411	1,123	0	3,633
FX Risk					
Forward currency contracts sales (other)	7,376	2,666	270	0	10,312
Forward currency contracts purchases (other)	217	8	0	0	225
FINANCIAL INSTRUMENTS LIABILITIES (FAIR VALUE)					
Interest Rate Risk					
Interest rate swaps (CFH)		(155)			(155)
Commodity risk					
Total forward sales (other)	(49)	(1,111)	21	0	(1,139)
Total forward purchases (other)	(594)	(1,037)	(815)	(100)	(2,546)
FX Risk					
Forward currency contracts sales (CFH)	(451)	(544)	(6,906)	(3,722)	(11,623)

33. Notes to the cash flow statement

DEFINITIONS

The cash flow statement identifies operating, investing and financing activities for the period.

The investing cash flows related to acquisitions (and disposals) of subsidiaries are reported net of cash acquired (or disposed of) (see note 8, "Business combinations").

Umicore uses the indirect method for the operating cash flows. The net profit and loss is adjusted for:

- the effects of non-cash transactions such as provisions, impairment losses, etc., and the variance in operating capital requirements.
- items of income or expense associated with investing or financing cash flows.

(EUR thousand)

	2007	2008
Adjustments for non cash transactions		
Depreciations	113,283	113,368
Adjustment IAS 39	96	(2,105)
Negative goodwill taken in result	(2,843)	703
(Reversal) Impairment charges	13,659	78,499
Exchange difference on long-term loans	(10,638)	7,758
Inventories and bad debt provisions	5,463	38,874
Depreciation on government grants	(2,960)	(211)
Share-based payments	5,250	7,532
Change in provisions	36,639	(30,273)
Other	528	
	158,477	**214,144**
Adjustments for items to disclose separately or under investing and financing cash flows		
Tax charge of the period	57,460	67,159
Interest (income) charges	27,440	31,666
(Gain) loss on disposal of fixed assets	(29,401)	(17,600)
Dividend income	(1,796)	(2,801)
	53,703	**78,423**
Change in working capital requirement analysis		
Inventories	183,604	70,134
Trade and other receivables	171,639	140,829
Trade and other payables	(416,649)	(201,244)
As in the consolidated balance sheet	**(61,407)**	**9,719**
IAS 39 effect	39,749	25,696
Effect of discontinued operations	9,383	
Non-cash items or otherwise disclosed	(26,882)	15,842
Change in scope	65,194	
Currency translation differences	(19,792)	(34,281)
As in the consolidated cash flow statement	**6,245**	**16,976**

A) Net cash flow generated by operating activities

Operating cash flow after tax is EUR 370.3 million. Working capital requirements decreased by EUR 17.0 million, primarily as a result of falling metal prices during the second half of the year amplified further by the reduced business activity in the fourth quarter.

B) Net cash flow used in investing activities

Net cash generated by investing activities decreased by EUR 547.2 million in 2008. This decrease is mainly due to the disposal of subsidiaries and associates and cash flow from/to discontinued operations. In 2007, the Group had a net cash movement of EUR 578.2 million linked to disposal of the Zinc Alloys activities to Nyrstar. In 2008, the Group has disposed subsidiaries and associates for EUR 30.2 million, mainly related to Padaeng. The Group has also acquired subsidiaries for EUR 1.1 million, net of cash acquired (see Note 8, business combinations) and performed a capital increase in associates for EUR 11.6 million.

Capital expenditure reached EUR 216.0 million. The most significant increase took place in Automotive Catalysts (capability enhancement investments in all regions), in Precious Metals Services (the final phase of the precious metals pre-concentration investments in Hoboken) and Advanced Materials (the initial phase of the Asian rechargeable battery materials production investments). The capital expenditures include EUR 11.2 million of intangibles, consisting of capitalized development costs in new information systems.

C) Net cash flow used in financing activities

The use of cash generated by financing activities is mainly the consequence of the net increase of indebtedness (EUR 180.2 million), the net share buy-back program of EUR 239.7 million, the payment of dividends (EUR 74.9 million) and the net interests paid (EUR 30.9 million).

34. Off balance sheet rights and commitments

(EUR thousand)

	2007	2008
RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET		
Guarantees constituted by third parties on behalf of the Group	12,192	12,113
Guarantees constituted by the Group on behalf of third parties	4,338	2,274
Guarantees received	19,513	71,357
Goods and titles held by third parties in their own names but at the Group's risk	611,329	254,919
Commitments to acquire and sell fixed assets	1,500	406
Commercial commitments for commodities purchased (to be received)	296,718	106,933
Commercial commitments for commodities sold (to be delivered)	508,320	415,151
Goods and titles of third parties held by the Group	1,869,413	1,016,037
Miscellaneous rights and commitments	4,845	4,718
	3,328,168	**1,883,908**

A. Guarantees constituted by third parties on behalf of the Group

are secured and unsecured guarantees given by third parties to the creditors of the group guaranteeing that the Group's debts and commitments, actual and potential, will be satisfactorily discharged.

B. Guarantees constitued by the group on behalf of third parties

are guarantees or irrevocable undertakings given by the Group in favour of third parties guaranteeing the satisfactory discharge of debts or of existing or potential commitments by the third party to its creditors.

C. Guarantees received

are pledges and guarantees received guaranteeing the satisfactory discharge of debts and existing and potential commitments of third parties towards the Group, with the exception of guarantees and security in cash.

The guarantees received are mainly related to supplier guarantees backed by bank institutions. Those guarantees are set up to cover the good execution of work by the supplier. Some guarantees received are related to customer guarantees, received mainly from a customer's mother company on behalf of one of its subsidiaries. A minor part of the received guarantees is related to rent guarantees.

All guarantees are taken at normal market conditions and their fair value is equivalent to the carrying amount. No re-pledge has been done on any of those guarantees.

D. Goods and titles held by third parties in their own names but at the Group's risk

represent goods and titles included in the Group balance sheet for which the Group bears the risk and takes the profit, but where these goods and titles are not present on the premises of the Group . It concerns mainly inventories leased out to third parties or held under consignment or under tolling agreement by third parties.

E. Commercial commitments

are firm commitments to deliver or receive metals to customers or from suppliers at fixed prices.

F. Goods and titles of third parties held by the Group

are goods and titles held by the group, but which are not owned by the Group. It concerns mainly third party inventories leased in or held under consignment or tolling agreements with third parties.

There are no loan commitments given to third parties.

The Group leases metals from and to banks and other third parties for specified, mostly short term, periods and for which the group pays or receives fees. The Group holds sufficient metal inventories to meet all obligations under these lease arrangements as they fall due. As at 31 December 2008, there was a net lease in position for EUR 260 million vs EUR 175 million at end 2007.

35. Contingencies

The Group has certain pending files that can be qualified as contingent liabilities or contingent assets, according to the definition of IFRS.

ENVIRONMENTAL ISSUES

See note 29 on environmental provisions where the topic is covered in detail including the status from a contingency point of view.

PLASTIC INVESTMENT COMPANY

In June 1999, Umicore sold to Plastic Investment Company (PIC), a subsidiary of the Belgian-listed company TrustCapital, its stake in Overpelt Plascobel (OVP) for a price of EUR 15.49 million (BEF 625 million). In April 2000, PIC initiated a legal procedure aiming at obtaining damages amounting to the original purchase price.

The judgment of the commercial court of 15 December 2008 found the claims of PIC fully ill- founded and also ordered PIC to pay Umicore EUR 30,000 in costs.

As no appeal was filed within the relevant period, this judgment is now final.

FORMER EMPLOYEES OF GÉCAMINES

Several former employees of Gécamines, the Congolese state-owned entity which took over the assets of Union Minière in 1967 following its expropriation, filed claims against Umicore for the payment of amounts due by Gécamines following their dismissal by the latter. Société Générale des Minerais, whose rights and obligations have been taken over by Umicore following several reorganizations, had indeed accepted, from 1967 to 1974, to pay certain employees of Gécamines certain elements of their remuneration in the event of default by Gécamines. In 1974, Gécamines had agreed to hold Umicore harmless in this respect. The validity of this guarantee might be contested, however Umicore believes that this position is without any merit.

Even if Umicore would be forced in certain cases to pay certain amounts to former employees, the company believes that overall, and based on current prevailing case law, the outcome of these procedures should not have a major financial impact on the Group. It is, however, impossible to make any prediction on the final outcome of this proceeding.

VAT SETTLEMENT WITH THE BELGIAN SPECIAL TAX INSPECTION, EXAMINED BY THE EUROPEAN AUTHORITIES

Although the company believed it had solid arguments to successfully defend itself against the claim of the Belgian special tax inspection («BBI/ISI») before the courts, in December 2000 the Group entered into a settlement agreement with the Belgian special tax inspection regarding VAT allegedly due on the intra-community delivery of silver to Italian and Swiss companies. The company's settlement with the Belgian tax authorities on this issue is legally valid, final and subject to confidentiality.

The EU Commission launched on September 7, 2004, an official investigation to review the settlement agreement in the context of the state aid regulations. This investigation was suspended during the criminal investigation. It cannot be excluded that the EU investigation will at some point in time be resumed.

There is nothing to report for the year 2008.

OTHERS

In addition to the above, the Group is the subject of a number of claims and legal proceedings incidental to the normal conduct of its business. Management does not believe that such claims and proceedings are likely, on aggregate, to have a material adverse effect on the financial condition of Umicore.

36. Related parties

	2007	2008
TRANSACTIONS WITH JOINT VENTURES AND ASSOCIATES		
Operating income	69,146	101,684
Operating expenses	(61,786)	(69,606)
Financial income	43	319
Financial expenses	(626)	(307)
Dividends received	(16,950)	(13,608)

	2007	2008
OUTSTANDING BALANCES WITH JOINT VENTURES AND ASSOCIATES		
Current trade and other receivables	13,916	4,203
Current trade and other payables	4,444	3,756
Loan asset short term	0	600
Loan liabilities short term	0	1,328

Key management compensation and shareholding

	2007	2008
BOARD OF DIRECTORS		
. Salaries and other compensation:	412,253	530,000
Fixed portion (EUR)	193,753	200,000
Variable portion (based on attended meetings) (EUR)	218,500	330,000
. Number of shares held	117,290	868,260 *
. Number of stock options	0	655,000 **

* excluding Marc Grynberg (see Executive Commitee)
** Thomas Leysen only

No variable compensation element (apart from attendance-related fees) is associated with directorship. No loan or guarantees have been granted by the company to members of the Board.

	2007	2008
EXECUTIVE COMMITTEE		
. Salaries and other compensation:	4,864,868	4,797,111
Fixed portion	2,596,996	2,803,094
Variable portion (provision for the year performance)	1,861,847	1,480,837
Shares granted during the reference year	406,025	513,180
. Extra-legal pension scheme (EUR)	1,335,296	1,378,480
. Number of shares held	1,072,000	150,800 *
. Number of stock options	1,062,125	599,625 *

(*) excluding Thomas Leysen (see Board of Directors)

37. Events after the balance sheet date

Following the Board of Directors meeting of 11 February 2009, Umicore announced that a gross dividend of EUR 0.65 per share would be proposed to the Annual Shareholders Meeting, corresponding to a total dividend payment of EUR 72,957,480 based on the total number of outstanding shares but excluding treasury shares.

On 9 December 2008 Umicore launched an offer at EUR 40 per share to buy the shares it did not already own of its listed, German based jewellery and electroplating subsidiary Allgemeine Gold- und Silberscheideanstalt AG (Allgemeine). Prior to the offer, Umicore already owned 90.8 percent of Allgemeine. The offer expired on 4 February 2009. The number of shares tendered fell short of the 95% acceptance threshold initially indicated in the offer. As Umicore had earlier decided to waive this acceptance threshold as a condition for completing the bid, all closing conditions are fulfilled and Umicore will retain all shares tendered during the offer period.

Umicore has completed a review of the different options regarding the future of its lead sheet activity in Overpelt, Belgium. Umicore intends to close this operation, which would affect 48 employees, and has started a consultation process with the works council and the trade unions. This non-core loss-making activity has been operating in a declining market for some time and Umicore had already informed its employees in mid-September that it was reviewing various options for the operation's future.

38. Earnings per share

(EUR)

	2007	2008
- excluding discontinued operations		
EPS -basic	1.81	1.06
EPS - diluted	1.79	1.05
- including discontinued operations		
EPS -basic	5.21	1.06
EPS - diluted	5.15	1.05

The following earnings figures have been used as the numerator in the calculation of basic and diluted earnings per share:

(EUR thousand)

	2007	2008
Net consolidated profit - Group share		
- without discontinued operations	227,257	122,322
- with discontinued operations	653,083	121,710

The following numbers of shares have been used as the denominator in the calculation of basic and diluted earnings per share:

For basic earnings per share:

	2007	2008
Total shares outstanding as at 1 January	130,050,125	130,986,625
Total shares outstanding as at 31 December	130,986,625	120,000,000
Weighted average number of outstanding shares	125,233,790	115,263,300

During 2008, no new shares were created as a result of the exercise of stock options with linked subscriptions rights. During the year Umicore used 643,925 of its treasury shares in the context of the exercise of stock options. The company cancelled 10,986,625 own shares during the year. On 31 December 2008, Umicore owned 7,757,722 of its own shares, representing 6.47% of the total number of shares issued as at that date.

Treasury shares, which are held to cover existing stock option plans or are available for resale, are not included in the number of outstanding shares.

For diluted earnings per share:

	2007	2008
Weighted average number of outstanding shares	125,233,790	115,263,300
Potential dilution due to stock option plans	1,616,360	996,208
Adjusted weighted average number of outstanding shares	126,850,150	116,259,507

The denominator for the calculation of diluted earnings per share takes into account an adjustment for stock options.

39. Discontinued operations

In April 2008, Umicore reached an agreement to divest its remaining minority shareholding of 22% in Thai zinc producer Padaeng to Thai stockbroker Asia Plus Securities Public Company Limited. The transaction generated cash proceeds of some EUR 30 million and the capital gain at Group level was EUR 207 thousand. This capital gain is reported in the consolidated income statement as profit from discontinued operations.

Also included in the result from discontinued operations, EUR (819) thousand related to a property tax settlement linked to the Nyrstar Business Combinations and Sales Agreements.

40. IFRS developments

The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year beginning 1 January 2008 but are not currently relevant for the group:

- Amendments to IAS 39 and IFRS 7 - Reclassification of Financial Instruments
- IFRIC 11, 'IFRS 2 – Group and treasury share transactions'.

The following new standards, amendments to standards and interpretations have been issued but are not effective for the financial year beginning 1 January 2008 and have not been early adopted:

- IFRS 8, 'Operating segments', effective for annual periods beginning on or after 1 January 2009. IFRS 8 replaces IAS 14, 'Segment reporting', and requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes. The standard is relevant for the Group.
- IFRS 2 (amendment) 'Share-based payment', effective for annual periods beginning on or after 1 January 2009. The standard is relevant for the Group.
- IAS 1 (amendment), 'Presentation of financial statements', effective for annual periods beginning on or after 1 January 2009. The standard is relevant for the Group.
- IAS 23 (amendment), 'Borrowing costs', effective for annual periods beginning on or after 1 January 2009 (subject to endorsement by the European Union). The group will apply IAS 23 (amended) from A January 2009, but it is not expected to have any impact on the Group's accounts.
- IFRIC 13, 'Customer loyalty programs'.
- IFRIC 14, 'IAS 19 – the limit on a defined benefit asset, minimum funding requirements and their interaction'.

The management is currently assessing the impact of these new standards and amendments on the Group's operations.

Parent company separate summarized financial statements

The annual accounts of Umicore are given below in summarized form.

In accordance with the Companies code, the annual accounts of Umicore, together with the management report and the statutory auditor's report will be deposited with the National Bank of Belgium.

These documents may also be obtained on request from:

UMICORE

Rue du Marais 31

B-1000 Brussels (Belgium)

The statutory auditor did not express any reservations in respect of the annual accounts of Umicore.

(EUR thousand)

		31/12/2006	31/12/2007	12/31/2008
SUMMARIZED BALANCE SHEET AT 31 DECEMBER				
1. ASSETS				
Fixed assets		**3,311,672**	**3,390,869**	**3,425,059**
I.	Formation expenses	1,834	877	
II.	Intangible assets	12,540	13,250	26,720
III.	Tangible assets	227,868	248,613	282,787
IV.	Financial assets	3,069,431	3,128,129	3,115,552
Current assets		**775,952**	**1,093,006**	**714,849**
V.	Amounts receivable after more than one year	388	538	738
VI.	Stocks and contracts in progress	257,007	235,382	257,258
VII.	Amounts receivable within one year	457,268	554,649	335,907
VIII.	Investments	33,462	289,391	109,181
IX.	Cash at bank and in hand	15,181	4,570	3,765
X.	Deferred charges and accrued income	12,645	8,476	8,000
Total assets		**4,087,624**	**4,483,875**	**4,139,908**
2. LIABILITIES AND SHAREHOLDERS' EQUITY				
Capital and reserves		**732,752**	**1,425,888**	**1,025,111**
I.	Capital	463,223	466,558	500,000
II.	Share premium account	4,391	6,610	6,610
III.	Revaluation surplus	98	98	98
IV.	Reserves	167,367	437,585	309,301
V.	Result carried forward	36,614	(250,235)	175,258
Vbis.	Result for the period	59,328	762,555	30,860
VI.	Investments grants	1,733	2,718	2,984
Provisions and deferred taxation				
VII.A.	Provisions for liabilities and charges	**98,662**	**110,216**	**95,412**
Creditors		**3,256,210**	**2,947,770**	**3,019,385**
VIII.	Amounts payable after more than one year	1,433,074	1,068,074	1,153,074
IX.	Amounts payable within one year	1,751,420	1,751,558	1,816,242
X.	Accrued charges and deferred income	71,716	128,138	50,069
Total liabilities and shareholders' equity		**4,087,624**	**4,483,875**	**4,139,908**
INCOME STATEMENT				
I.	Operating income	2,415,039	2,357,566	2,233,797
II.	Operating charges	(2,411,935)	(2,241,038)	(2,120,463)
III.	**Operating result**	**3,104**	**116,528**	**113,334**
IV.	Financial income	185,080	394,204	206,652
V.	Financial charges	(132,259)	(171,955)	(236,520)
VI.	**Result on ordinary activities before taxes**	**55,925**	**338,776**	**83,467**
VII.	Extraordinary income	15,379	559,206	43,472
VIII.	Extraordinary charges	(12,104)	(133,430)	(95,903)
IX.	**Result for the period before taxes**	**59,200**	**764,552**	**31,035**
X.	Income taxes	127	(1,997)	(175)
XI.	**Result for the period**	**59,328**	**762,555**	**30,860**
XII.	Transfer from/to untaxed reserve	0	0	3,400
XIII.	**Result for the period available**	**59,328**	**762,555**	**34,260**

(EUR thousand)

			2006	2007	2008
APPROPRIATION ACCOUNT					
A.	**Profit (loss) to be appropriated**		**161,973**	**858,496**	**546,580**
	1	Profit (loss) for the financial year	59,328	762,555	34,260
	2	Profit (loss) carried forward	102,645	95,941	512,320
C.	**Appropriation to equity**		**(12,629)**	**(270,218)**	**(267,504)**
	2.	To the legal reserve	(2,966)	(14,289)	0
	3.	To the reserve for own shares	(9,663)	(255,929)	(178,745)
	4.	To the capital			(88,760)
D.	**Profit (loss) to be carried forward (1)**		**95,941**	**512,320**	**206,118**
	2.	Profit (loss) to be carried forward	95,941	512,320	206,118
F.	**Profit to be distributed (1)**		**(53,443)**	**(75,958)**	**(72,957)**
	1.	Dividends			
		- ordinary shares EUR 0,65	(53,403)	(75,958)	(72,957)

(1) The total amount of these two items will be amended to allow for the amount of the company's own shares held by Umicore on the date of the Annual General Meeting of Shareholders on 28 April 2009; the gross dividend of EUR 0.65 will not change.

	(EUR thousand)	Number of shares
STATEMENT OF CAPITAL		
A. **Share capital**		
1. **Issued capital**		
At the end of the preceding financial year	466,558	130,986,625
At the end of the financial year	500,000	120,000,000
2. **Structure of the capital**		
2.1. Categories of shares		
Ordinary shares	500,000	120,000,000
2.2. Registered shares or bearer shares		0
Registered		204,160
Bearer		119,795,840
E. **Authorized unissued capital (1)**	**46,000**	

	% capital	Number of shares	Notification date
G. **Shareholder base (2)**			
Parfimmo SA, Rue du Bois Sauvage 17, 1000 Brussels	3.19	3,825,000	01/09/08
Barclays bank	3.19	3,827,509	03/11/08
Threadneedle Asset Management Holdings Ltd	3.47	4,167,008	21/10/08
Others	83.69	100,422,761	
Own shares held by Umicore	6.46	7,757,722	
	100.00	120,000,000	
of which free float	100.00	120,000,000	

(1) The extraordinary general meeting held on 21 November 2007 authorized the Board of Directors to increase the capital by an amount of EUR 46,000,000.

(2) At 31 December 2008, 3,309,150 options on Umicore shares are still to be exercize. This amount includes 3,309,150 acquisition rights of existing shares held by Umicore.

The legal reserve of EUR 50,000 thousand which is included in the retained earnings is not available for distribution.

Management responsibility statement

We hereby certify that, to the best of our knowledge, the Consolidated Financial Statements as of 31 December 2008, prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union, and with legal requirements applicable in Belgium, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group for 2008.

The commentary on the overall performance of the Group from page 1 to 83 and from page 138 to 159 in our view offers a fair and balanced review of the overall performance of the business during 2008 including a description of the main risks and uncertainties, and disclosure of all material related parties transactions and conflicts of interest if any.

30 March 2009

On behalf of the Board of directors,

T Leysen

Thomas Leysen

Chairman

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Reviseurs d'Entreprises
PricewaterhouseCoopers
Bedrijfsrevisoren
Woluwe Garden
Woluwedal 18
B-1932 Sint-Stevens-Woluwe
Telephone +32 (0)2 710 4211
Facsimile +32 (0)2 710 4299
www.pwc.com

STATUTORY AUDITOR'S REPORT TO THE GENERAL SHAREHOLDERS' MEETING ON THE CONSOLIDATED ACCOUNTS OF THE COMPANY UMICORE AS OF AND FOR THE YEAR ENDED 31 DECEMBER 2008

As required by law and the company's articles of association, we report to you in the context of our appointment as statutory auditors. This report includes our opinion on the consolidated accounts and the required additional disclosures and information.

Unqualified opinion on the consolidated accounts

We have audited the consolidated accounts of Umicore and its subsidiaries (the "Group") as of and for the year ended 31 December 2008, prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium in respect of quoted companies. These consolidated accounts comprise the consolidated balance sheet as of 31 December 2008 and the consolidated income statement, recognized income and expenses and cash flow for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The total of the consolidated balance sheet amounts to EUR (000) [illegible] and the consolidated income statement shows a profit for the year, group share of EUR (000) [illegible].

The company's Board of Directors is responsible for the preparation of the consolidated accounts. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these consolidated accounts based on our audit. We conducted our audit in accordance with the legal requirements applicable in Belgium and with Belgian auditing standards, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated accounts are free of material misstatement.

In accordance with the auditing standards referred to above, we have carried out procedures to obtain audit evidence about the amounts and disclosures in the consolidated accounts. The selection of these procedures is a matter for our judgment, as is the assessment of the risk that the consolidated accounts contain material misstatements, whether due to fraud or error. In making those risk assessments, we have considered the Group's internal control relating to the preparation and fair presentation of the consolidated accounts, in order to design audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. We have also evaluated the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as the presentation of the consolidated accounts taken as a whole. Finally, we have obtained from the Board of Directors and Group officials the explanations and information necessary for our audit. We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

In our opinion, the consolidated accounts set forth on pages 85 to 137 give a true and fair view of the Group's net worth and financial position as of 31 December 2008 and of its results and cash flows for the year then ended in accordance with International Financial Reporting Standards, as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium in respect of quoted companies.

Additional remarks and information

The company's Board of Directors is responsible for the preparation and content of the management report on the consolidated accounts.

Our responsibility is to include in our report the following additional remarks and information, which do not have any effect on our opinion on the consolidated accounts.

- The management report on the consolidated accounts set forth on pages 1 to 84 and 138 to 157 deals with the information required by the law and is consistent with the consolidated accounts. However, we are not in a position to express an opinion on the description of the principal risks and uncertainties facing the companies included in the consolidation, the state of their affairs, their forecast development or the significant influence of certain events on their future development. Nevertheless, we can confirm that the information provided is not in obvious contradiction with the information we have acquired in the context of our appointment.
- In the context of our audit of the annual accounts of Umicore, we ascertain that the Board of Directors of the company had complied with the legal provisions applicable to cases of conflicting interest of a financial nature. In conformity with the Companies' Code, these transactions have been covered explicitly in our report on the annual accounts of Umicore.

30 March 2009

The statutory auditor
PricewaterhouseCoopers Reviseurs d'Entreprises / Bedrijfsrevisoren
Represented by

Raf Vander Stichele
Reviseur d'Entreprises / Bedrijfsrevisor

PricewaterhouseCoopers Reviseurs d'Entreprises société civile coopérative à responsabilité limitée
PricewaterhouseCoopers Bedrijfsrevisoren burgerlijke coöperatieve vennootschap met beperkte aansprakelijkheid
Siège social / Maatschappelijke zetel: Woluwe Garden, Woluwedal 18, B-1932 Sint-Stevens-Woluwe
Registre des personnes morales/Rechtspersonenregister 0429501944 / Bruxelles-Brussel TVA/BTW BE 429.501.944 / [illegible]

Assurance Statement for Environmental, Health, Safety and Social Reporting to Umicore

Scope and objectives

ERM CVS was commissioned by Umicore to provide independent assurance on the information and data reported in the Environmental and Social Reports in the Umicore 2008 Report to Shareholders and Society (the "Report").

The objective was to provide assurance that the following are an appropriate presentation of Umicore's performance during 2008:

- The information and data set out in the Environmental and Social Reports on pages 41-83; and
- Umicore's declaration that its report meets the requirements of the Global Reporting Initiative (GRI) G3 application level B+ set out on pages 158-159.

Respective responsibilities and independence

Umicore is responsible for preparing the Report and the information contained within it.

ERM CVS, responsible for reporting to Umicore on its assurance conclusions, is a member of the ERM Group. The work that ERM CVS conducts for clients is solely related to independent assurance activities and training programmes related to auditing techniques and approaches. Our processes are designed to ensure that the work we undertake with clients is free from bias and conflict of interest. ERM CVS and the staff that have undertaken work on this assurance exercise provide no other services to Umicore in any respect.

Assurance approach and limitations

We based our work on Umicore's internal guidance and definitions for the reported metrics. Our assurance approach was developed with reference to the International Standard for Assurance Engagements 3000: Assurance Engagements other than Audits or Reviews of Historical Information issued by the International Auditing and Assurance Standards Board (ISAE 3000); as well as principles that ERM CVS has developed and refined for report assurance assessments. The project team included specialists in both environmental and social issues.

Between June 2008 and March 2009 we undertook a series of activities, including:

- Visits to seven operational sites to verify data and data management processes at the reporting units. These sites included Shanghai (China), Subic (Philippines), Florange (France), Viviez (France), Angleur (Belgium), Fort Saskatchewan (Canada) and Glens Falls (USA). Three further sites Pforzheim (Germany), Maxton (USA) and Hoboken (Belgium)) were visited by Umicore personnel;
- Discussions with Umicore's CEO and leaders of Umicore's Business Groups as well as others with overall business responsibility;
- Evaluation of corporate data management systems and selected interrogation of source and consolidated data;
- Meetings with personnel responsible for collecting, reviewing and interpreting the data and information for representation in the Report.

Conclusions

Based on the assurance activities undertaken, we conclude that, in all material respects, the information set out on pages 41-83 and Umicore's assertion that the report meets the requirements of GRI G3 application level B+ are an appropriate presentation of Umicore's environmental and social performance during 2008.

Commentary

Umicore has further developed its social and HSE data collection processes during 2008, with greater clarity of definition supported by regional training for site representatives. The business is strongly focused on sustainability as a core principle and this is reflected through increasing alignment with G3 principles.

However, without affecting our conclusion above, there remain some challenges in maintaining and evolving Umicore's sustainability performance.

We recommend that Umicore:

- Embeds greater ownership and accountability for sustainability performance at business unit and site level, and further builds integration of sustainability performance monitoring into business and site level goals;
- Embeds formalised procedures at site level for data gathering and reporting, including second party review of data; reducing reliance on group level checking;
- Continues to review and improve communication of Umicore's sustainability reporting requirements for business units and sites;
- Considers how external stakeholder views can be integrated in the setting of new objective and ensures the on-going review of materiality and relevance of sustainability metrics, given Umicore's evolving business;
- Considers how to extend management and monitoring of sustainability performance into its supply chain and outsourced operations

Leigh Lloyd, Managing Director

1 April 2009

ERM Certification and Verification Services, London

www.ermcvs.com

Email: post@ermcvs.com

ERMCVS

Governance report

Introduction

Umicore has published a Corporate Governance Charter in line with the Belgian Code on Corporate Governance. The Corporate Governance Charter describes in detail the governance bodies, policies and procedures of the Umicore Group. The Charter is available on request from Umicore's head office or can be consulted at www.governance.umicore.com.

Umicore has articulated its mission, values and basic organizational philosophy in a document called "The Umicore Way". This document spells out how Umicore views its relationship with its customers, shareholders, employees and society.

In terms of organizational philosophy, Umicore believes in decentralization and in entrusting a large degree of autonomy to each of its business units. The business units in turn are accountable for their contribution to the Group's value creation and for their adherence to group strategies, policies, standards and sustainable development approach.

In this context, Umicore believes that a good corporate governance system is a necessary condition to ensure its long term success. This implies an effective decision-making process based on a clear allocation of responsibilities. It has to allow for an optimal balance between a culture of entrepreneurship at the level of its business units and effective steering and oversight processes.

The Corporate Governance Charter deals in more detail with the responsibilities of the Shareholders, the Board of Directors, the CEO and the Executive Committee. This report provides information on governance issues which relate primarily to 2008.

Corporate structure

The Umicore Board of Directors ("the Board") is the ultimate decision-making body of Umicore with the exception of matters reserved to the shareholders by the Companies Code or by the Articles of Association. The Board of Directors is assisted in its role by an Audit Committee and a Nomination & Remuneration Committee.

The day-to-day management of Umicore has been delegated to the Chief Executive Officer who is also the chairman of the Executive Committee. The Executive Committee is responsible for elaborating the overall strategy for the company and submits it for approval to the Board of directors. It is responsible for implementing such strategy and for ensuring the effective oversight of the business units and corporate functions. The Executive Committee is also responsible for screening the various risks and opportunities that the company might encounter in the short, medium or longer term (see Risk Management section) and for ensuring that systems are in place to address these. The Executive Committee is jointly responsible for defining and applying Umicore's approach to sustainable development.

Umicore is organized in business groups which in turn comprise business units that share common characteristics in terms of products, technologies and end-user markets. Some business units are further subdivided into market-focused business lines. Each business group is represented on the Executive Committee.

In order to provide a Group-wide support structure based along geographical lines, Umicore has introduced complementary regional management platforms in certain areas. Umicore's corporate centre is based in Brussels, Belgium. This centre provides a number of corporate and support functions in the areas of finance, human resources, internal audit, legal and tax, information technology and public and investor relations.

Shareholders

Issued shares
At 31 December 2008 there were 120,000,000 Umicore shares in issue. A history and update of the number of shares in issue can be found at www.investorrelations.umicore.com along with a list of significant shareholders.

During 2008 Umicore bought back 8,512,002 of its own shares. On 31 December 2008 Umicore owned 7,757,722 of its own shares. Meanwhile, of the €400 million share buyback programme that was launched in November 2007, some € 341 million had been completed by 31 December 2008. Information concerning the shareholders' authorization for Umicore to buy back its own shares and the status of such buy-backs can be consulted in the Corporate Governance Charter and on Umicore's website respectively.

Dividend policy and payment
Umicore's policy is to pay a stable or gradually increasing dividend – there is no fixed pay-out ratio. The dividend is proposed by the Board at the Ordinary General Meeting of shareholders. No dividend will be paid which would endanger the financial stability of the company.

In 2008 Umicore paid a gross dividend of € 0.65 per share relating to the financial year 2007. This compared with € 0.42 in 2007 relating to the financial year 2006. On 11 February 2009 the Board decided to propose to shareholders an unchanged dividend of € 0.65 per share relating to 2008.

Shareholders' meetings 2008
As from 2008, the Ordinary General Meeting (OGM) of shareholders takes place on the last Tuesday of April at 5 p.m. The place of the meeting is communicated at least 24 days prior to the "record date" which is presently the method retained by the Board in the convening notice (the meeting normally takes place in Brussels, Belgium five working days after the "record date").

The 2008 OGM took place on 29 April. At this meeting shareholders approved the standard resolutions regarding the annual accounts, the appropriation of the results and the discharges to the Board of Directors and auditors regarding their 2008 mandates and auditing assignment respectively. In addition the shareholders approved the remuneration of the Board and the re-appointment of Mr Uwe-Ernst Bufe, Mr Arnoud de Pret, Mr Jonathan Oppenheimer and Mr Guy Paquot as Directors for a further three years. The re-election of the auditor and the auditor's remuneration were also approved.

On February 5, 2008 the Extraordinary General Meeting of shareholders decided to cancel 5,986,625 own shares. This Extraordinary General Meeting of shareholders also decided to split each Umicore share by a factor of five. Consequently, since 29 February 2008, there were 125,000,000 Umicore shares in issue. All these shares were either dematerialized shares or registered shares.

On December 9, 2008 an Extraordinary General Meeting of shareholders was held at which shareholders approved the cancellation of 5,000,000 treasury shares and a change to article 8 of the articles of association relating to the declaration of significant shareholdings. The cancellation of treasury shares brought the total number of shares to 120,000,000.

The Board of Directors

Composition
The Board of Directors, whose members are appointed at the Shareholders' Meeting, must consist of at least six members. Their term of office may normally not exceed four years, but they may be re-elected.

On 31 December 2008, the Board of Directors consisted of ten members: nine non-executive directors and one executive director. On 19 November 2008 Karel Vinck retired as Chairman and director of Umicore. He was succeeded as Chairman by Thomas Leysen who stepped down as Chief Executive Officer. Marc Grynberg was appointed as Chief Executive Officer on the same day and assumed a position as Executive Director in the Board of Directors.

On 31 December 2008, seven of the ten directors are independent within the definition of independence set out in Annex 3 of Umicore's Corporate Governance Charter.

Compensation
- Chairman's annual retainer:
  fixed portion: € 40,000
  variable portion: € 5,000 per attended meeting.
- Director's annual retainer:
  fixed portion: € 20,000
  variable portion: €2,500 per attended meeting.

The total amount of remuneration granted to Directors in 2008 in respect of their activities in the company amounted to €530,000, including a special award of EUR 50,000 to Karel Vinck in recognition of his eight year service as Chairman.

Variable compensation for Board members is in the form of attendance-related fees for full Board meetings and committee meetings. No loan or guarantees have been granted by the company to members of the Board

As of 31 December 2008, the members of the Board of Directors held a total of 948,260 shares.

Meetings and topics
During 2008, the Board of Directors held eight meetings. The Board discussed and decided on the succession of Karel Vinck as Chairman and of Thomas Leysen as CEO respectively. The Board conducted a review of the 2008 budget and operational plans for 2009, a review of the company's capital structure and an analysis of the annual Business Risk Assessment. Various acquisition projects were also studied along with a full review of environment, health and safety performance. The annual performance review of the Executive Committee and Chief Executive Officer was completed in early 2008 and the proposed appointment of William Staron to the Executive Committee was discussed and approved. During 2008 the Board visited the company's operations in South Africa.

Committees

Audit Committee

The Audit Committee consists of three members who in 2008 were all independent non-executive directors.

Five Audit Committee meetings were held in 2008.

Besides a review of the 2007 accounts, those of the first half of 2008 and a pre-closing review of the 2008 accounts, the Committee also reviewed the following matters: the status of internal projects, the tax department activities and risk analysis, the information technology organisation, the compliance framework, the risk assessment process and the internal audit activity report. Furthermore, the Audit Committee conducted a review of its own performance and the fees paid to the external auditor. The Audit Committee composition and the qualifications of its members are fully in line with requirements as set out by Belgian legislation in late 2008.

Compensation
- chairman: € 6,000 per attended meeting
- member: € 4,000 per attended meeting.

Total compensation for 2008

Name	Board meetings attended	Committee meetings attended	Total remuneration (in €)	Shares held at 31/12/2008
Thomas Leysen	8 of 8		No fee received in 2008 as all meetings attended were in an Executive director capacity	856,000
Marc Grynberg	1 of 1		Executive director, therefore attendance unpaid	80,000
Isabelle Bouillot	8 of 8	7 of 7	66,000	-
Uwe-Ernst Bufe	7 of 8		37,500	-
Jean-Luc Dehaene	8 of 8		40,000	135
Arnoud de Pret	8 of 8	5 of 5	60,000	-
Shohei Naito	8 of 8		40,000	-
Jonathan Oppenheimer	6 of 8		35,000	-
Guy Paquot	7 of 8	2 of 2	43,500	5,000
Klaus Wendel	8 of 8	5 of 5	70,000	7,125
Karel Vinck	8 of 8	2 of 2	138,000 (1)	101,000

(1) Karel Vinck's total remuneration includes the EUR 50,000 paid upon his retirement in recognition for his services as Chairman.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee consists of three members who are all non-executive directors. It is chaired by the Chairman of the Board.

Two Nomination and Remuneration Committees were held in 2008.

During 2008 the Nomination and Remuneration Committee reviewed the remuneration policy for the Executive Committee members and the stock option plans for 2008. The committee also discussed the appointment of Thomas Leysen as Chairman, the appointment of Marc Grynberg as Chief Executive Officer and the appointment of William Staron as a member of the Executive Committee.

Compensation

- chairman: € 4,000 per attended meeting
- member: € 3,000 per attended meeting.

Executive Committee

Composition

The Executive Committee has the form of a "Comité de Direction / Directiecomité" within the meaning of Article 524bis of the Belgian Companies Code. Hereunder "Executive Committee" is used within this definition.

The Executive Committee is composed of at least four members. It is chaired by the CEO who is appointed by the Board of Directors. The members of the Executive Committee are appointed by the Board of Directors upon recommendation of the CEO and the Nomination and Remuneration Committee. The Executive Committee as a whole or any individual member can be dismissed at any time by the Board of Directors.

Performance Review

A review of the performance of each Executive Committee member is presented annually by the CEO to the Board of Directors and discussed by the Board. The Board also meets annually to review and discuss the performance of the CEO.

Remuneration

For the year 2008, an aggregate gross amount of €4,797,111 was attributed to the members of the Executive Committee including the Chief Executive Officer (CEO).(1)

Of this amount, € 2,803,094 was fixed remuneration and € 1,761,719 was variable remuneration (bonus). For the members of the Executive Committee, benefits also include an extra-legal pension scheme, the cost of which amounted to €1,378,480.

Of the above amount, the remuneration of the CEO, Thomas Leysen, consisted of a fixed portion of € 500,000, a variable portion of €435,000 and €123,410 in other benefits. A part of the variable remuneration was paid out in Umicore shares, which he committed to retain for a period of at least two years.

Umicore's variable remuneration scheme aims to ensure that all Executive Committee members are rewarded in line with their individual performance as well as the overall performance of the Umicore Group. The variable remuneration for the CEO, Thomas Leysen, could range from 0% to 100% of his fixed remuneration, while for the other Executive Committee members the variable remuneration can range from 0 to 64% of the fixed remuneration. For the Executive Committee members (excluding the CEO) the variable remuneration consists of two performance-related components, each making up 50% of the overall bonus. The first component relates to individual performance (including adherence to Group values, and also taking into account environmental and social performance) while the second component relates to the Return on Capital Employed (ROCE) of the Umicore group. The level of variable remuneration awarded to the CEO is discussed separately by the Nomination and Remuneration Committee and decided on by the Board, based on an overall performance assessment.

Marc Grynberg succeeded Thomas Leysen as CEO in November 2008 and is entitled to a fixed annual salary of € 500,000 and a variable remuneration that can range from 0 to 80% of the fixed remuneration. He was paid the fixed component of his remuneration in his capacity as CEO from 19 November to 31 December 2008 while the variable component will apply effective 1 January, 2009. His variable remuneration for the full year 2008 was linked to his performance as Executive Vice President of the Automotive Catalyst business unit. For the purposes of this report all of Marc Grynberg's remuneration in 2008 has been grouped within the aggregate amount reported for the Executive Committee.

Long-term incentives for Executive Committee members consist of share and stock option plans. No long-term incentive cash plans exist.

In early 2009, 2,500 shares were granted to each of the members of the Executive Committee excluding the CEO, Thomas Leysen (2). Shares awarded relate to 2008, and the members of the Executive Committee have committed to retain these shares for a minimum of two years. These shares had a market value of €232,298 at the time of the grant. As of 31 December 2008, the members of the Executive Committee together owned a total of 150,800 shares(3).

During 2008, 300,000 stock options were granted to the Executive Committee members at a strike price of € 32.570. Thomas Leysen, in his capacity as CEO, received 125,000 options and other members of the Executive Committee received 25,000 options each. In total, at the end of 2008, 599,625 stock options granted by the company were outstanding in the name of the Executive Committee members, with exercise prices between € 4.736 and € 32.570(4). During 2008, the Executive Committee members exercised 122,500 options granted by the company.

In case the employment of an Executive Committee member is terminated within 12 months of a change of control of the Company, that member would stand to receive a total compensation equivalent to 36 months' base salary. In the event of termination of the CEO's contract by Umicore, the CEO would stand to receive total compensation equivalent to 18 months of his annual base salary. It is at the Board of Directors' discretion as to whether the cash bonus would form part of any final indemnity.

Art. 523 Company Code

On November 19, 2008, prior to the Board discussing the remuneration of Mr Thomas Leysen, Thomas Leysen declared that he had a direct material interest in these matters. Consequently, in accordance with Article 523 of the Company Code, Thomas Leysen was not present during the Board's discussions concerning this decision and did not take part in the voting.

On November 19, 2008, prior to the Board discussing the remuneration of Marc Grynberg, Marc Grynberg declared that he had a direct material interest in these matters. Consequently, in accordance with Article 523 of the Company Code, Marc Grynberg was not present during the Board's discussions concerning this decision and did not take part in the voting.

On February 11, 2009, prior to the Board discussing or taking any decision, Thomas Leysen and Marc Grynberg declared that they had a direct material interest in the implementation of the decisions taken by the Board relating to a special portion of stock options in recognition of Thomas Leysen's contribution to Umicore as Chief Executive Officer during a period of eight years and insofar as Marc Grynberg would be beneficiary of the Stock Option Plan of which the approval is submitted to the Board.

In accordance with Article 523 of the Company Code, these directors withdrew and, consequently, were not present during the Board's discussions concerning this decision and did not take part in the voting.

Changes to the company's net worth as a result of these decisions have been disclosed in accordance with the Belgian Companies Code in the statutory annual Board report.

Remuneration of the statutory auditor

The world-wide audit remuneration for Umicore's statutory auditor and its affiliated companies totalled € 2.7 million, including € 2.2 million for the statutory audit missions and € 0.5 million for non-statutory audit services including audit-related and other attestation services (€ 0.1 million), tax related services (€ 0.1 million) and other non-audit related services (€ 0.3 million).

The statutory auditor's mandate is subject for renewal at the 2011 Ordinary General Meeting.

A policy detailing the independence criteria for the statutory auditor may be requested from the company or accessed via Umicore's website.

(1) This amount includes fixed remuneration, variable (i.e. performance-related) remuneration, and the market value of share grants.
(2) William Staron received 250 shares under the same programme.
(3) The 856,000 shares held by Thomas Leysen at year-end are not included as he was no longer a member of the Executive Committee
(4) The 655,000 stock options held by Thomas Leysen at year-end are not included as he was no longer a member of the Executive Committee. Stock options exercised include those exercised by Thomas Leysen while still CEO. In 2008, William Staron received stock options in his capacity as Senior Vice President. The other components of Mr. Staron's remuneration package are included as of 1 October, 2008.

Code of Conduct

Umicore operates a Code of Conduct for all employees, representatives and Board members. This Code is fundamental to the task of creating and maintaining a relation of trust and professionalism with its main stakeholders namely its employees, commercial partners, shareholders, government authorities and the public.

The main purpose of Umicore's Code of Conduct is to ensure that all persons acting on behalf of Umicore perform their activities in an ethical way and in accordance with the laws and regulations and with the standards Umicore sets through its present and future policies, guidelines and rules.

Annex 5 of Umicore's Corporate Governance Charter contains a specific policy related to the application of Belgian legislation regarding market manipulation and insider trading.

Umicore's Code of Conduct, Corporate Governance Charter and policy regarding Insider Trading and Market Manipulation are available on request from the company or can be accessed via www.governance.umicore.com.

Compliance with the Belgian Code on Corporate Governance

Umicore's corporate governance systems and procedures are in line with the Belgian Code of Corporate Governance as published in 2004 with the exception of article 8.9 regarding shareholder meetings. For reasons of efficiency, Umicore has decided not to endorse the principle providing for the lowering of the ownership threshold required to allow a shareholder to include items on the agenda of the general shareholders meeting from 20% to 5% of the share capital. However, without prejudice to its right of rejection, the Board of Directors will consider any timely proposal submitted by a shareholder. A new version of the Belgian Code of Corporate Governance was published in mid-March 2009 and Umicore's governance reporting for 2009 will be aligned with this new Code.

Risk Management

Umicore's management takes an entrepreneurial approach to developing the company's business. This approach means that taking calculated risks is an integral part of the development of the company. In order to successfully exploit business opportunities and at the same time limit possible business losses Umicore operates a comprehensive risk management system. The aim of this system is to enable the company to identify risks and to mitigate these identified risks to an acceptable level wherever this is possible.

Risk Assessment

The first step in the risk management system is to enable and channel the identification of various risks. Umicore has a decentralized business structure and therefore the primary source of risk identification lies with the business units themselves.

Umicore has established a Business Risk Assessment (BRA) procedure that each business unit and corporate department will undertake each year. The BRA process requires that all units carry out a risk scan in order to identify all significant risks (financial and non-financial) that might affect the business's ability to meet its objectives. The process then requires that these risks be described in detail, and an impact and likelihood assessment be carried out. Finally the businesses are expected to outline the short, medium and long-term controls in place to mitigate or offset these risks. These BRAs are then fed back to the member of the Executive Committee responsible for that particular business area. A consolidated review takes place at the level of the Executive Committee, the outcome of which is presented to the Board of Directors.

Wherever possible each business unit and corporate department is responsible for managing its own identified risks. The Executive Committee has the responsibility to intervene in cases where managing a certain risk is beyond the capacities of a particular business unit. The Executive Committee and the Chief Executive Officer are also responsible in a broader context for identifying and dealing with those risks that affect the broader Group such as macro-economic risks.

A specific monitoring role is given to Umicore's Internal Audit department in order to provide assurances that the risk management process is respected and that the unit and departmental risk identification and management is carried out effectively.

The Executive Committee has the responsibility to inform the Board of Directors of the most significant risk exposures and the related risk management plans in place. The Audit Committee of the Board of Directors carries out an annual review of the company's internal control and risk management systems.

Risks

Umicore faces risks that in broad terms can be categorized as follows:

Strategic: including risks related to macro-economic and financial conditions, corporate reputation, political and legislative environment.

Operational: including risks related to changing customer demand, supply of raw materials, distribution of products, credit, production, labour relations, human resources, IT infrastructure, occupational health and safety, emission control, impact of current / past activities on the environment, product safety, asset and data security, disaster recovery.

Financial: including risks related to treasury, tax, forecasting and budgeting, accuracy and timeliness of reporting, compliance with accounting standards, metal price and currency fluctuation, hedging.

Most industrial companies would normally expect to face a combination of the risks similar to that listed above. It is not the intention to provide exhaustive details on each risk posed to the company in this report. However, the most noteworthy risks either in their relevance to Umicore or in the company's way of dealing with them, have been highlighted below.

Market risk

Umicore has a diverse portfolio of activities serving a number of different market segments and in most of its business has a truly global presence. No one end-user market segment or industry accounts for more than 50% of Umicore's sales. In terms of overall exposure the main end markets served by Umicore are automotive, consumer electronics and construction. In each business segment – notably Precious Metals Services – Umicore's business model also focuses on sourcing secondary or end-of-life materials for recycling. In many instances the availability of these materials is dependent on the levels of activity in specific industries or at specific customers where Umicore provides closed-loop recycling services. A diverse portfolio and wide geographical presence help to mitigate the risk of over-exposure to any one particular market.

Supply risk

Umicore is reliant on supplies of metals-containing raw materials in order to produce its products. Some of these raw materials are comparatively rare. In order to mitigate the risk of supplies becoming difficult to source Umicore adopts a policy of attempting where possible to enter into longer-term contracts with its suppliers. In some cases the company holds strategic reserve stocks of certain key raw materials. The company also attempts to source its materials from a geographically diverse range of locations. Umicore's focus on recycling also means that its supply needs are only partially dependent on supplies of virgin material from mines - a significant

proportion of the company's feed coming from secondary industrial sources or end-of-life materials. Where possible Umicore seeks to partner with customers in a "closed-loop" business model thereby integrating sales and the recycling of the customer's residues in one package. In 2008 Umicore conducted preparatory work for a Sustainable Procurement initiative. The pilot phase of the initiative will be launched in 2009.

Debt and credit risk

Umicore aims to safeguard the business through sound financial management and by maintaining a strong balance sheet. Although there is no fixed target regarding debt levels the company aims to maintain an investment grade status at all times. We also seek to maintain a healthy balance between short term and longer term debt and between debt secured at fixed and floating interest rates. Umicore is exposed to the risk of non-payment from any counterparty in relation to sales of goods or other commercial operations. Umicore manages this risk through application of a credit risk policy. Credit insurance is often used to reduce the overall level of risk but in certain businesses where the costs of insurance are not justifiable in proportion to the risks involved, and where customer concentration levels permit, no insurance is used. Business managers are also encouraged to pay particular attention to the evolution of trade receivables. This is done in the broader context of working capital management and Group efforts to reduce capital employed. Part of the variable pay of managers is linked to return on capital employed.

For more details on credit risks please see the Financial Statements note 3.

Currency risk

Umicore is exposed to structural, transactional and translational currency risks. Structural currency risk exists where the company generates more revenues in one currency compared to the costs incurred in that currency. The single biggest sensitivity of this nature exists for the US dollar. At the end of 2008 Umicore's sensitivity to movements in the EUR-USD exchange rate (in the absence of any hedging arrangements and for non-metal-price related elements only) was approximately € 1 million for every US cent change in the exchange rate. This sensitivity is based on the exchange rate prevailing at the end of 2008. Transactional currency exposure is hedged to the maximum extent possible while the company sometimes engages in structural currency hedges to gain visibility on future cash flows.

Umicore also faces translational currency risks where it consolidates the earnings of subsidiaries not using the Euro as their reporting currency. This risk is not typically hedged.

For more details on currency risks, sensitivities and hedging approach please see the Financial Statements note 3.

Metal price risk

Umicore is exposed to risks relating to the prices of the metals which it processes or recycles. The structural metals-related price risks relate mainly to the impact that metal prices have on surplus metals recovered from materials supplied for treatment. Transactional metals price risks are linked to the exposure to any fluctuations in price between the moment raw materials are purchased (i.e., when the metal is "priced in") and the moment the products are sold (i.e., when the metal is "priced out"). A risk also exists in the company's permanently tied up metal inventories. This risk is related to the market metal price moving below the carrying value of these inventories. For more information on these risks including details on the risk management approach please refer to page 94 of this report.

Technology risk

Many of Umicore's operations develop products that are technologically innovative and are present in markets characterized by rapid and significant developments that can render existing products and technologies non-competitive or obsolete. Both Umicore's current products and those under development face such risks. In order to mitigate this risk Umicore channels significant resources into its research and development efforts for both product and process technologies. The aim is that, to the greatest extent possible, these efforts are pursued irrespective of short-term fluctuations in the financial performance of the Group. In 2008 these efforts amounted to some 7 % of Group revenues (excluding metal content). Absolute spend on R&D increased from €125 million in 2007 to € 166 million in 2008. Umicore filed 43 patents in 2008.

Substitution risk

Achieving the best cost-performance balance for their products is normally a priority for Umicore's customers. There is always a risk that customers will seek alternative materials to integrate in their products should those of Umicore not provide this optimum balance. The risk is especially present in those businesses producing materials containing expensive metals (especially those with historically volatile pricing characteristics). Umicore actively seeks to pre-empt this search for substitute materials by developing such substitutes itself using less costly materials with lower pricing volatility and where possible without impacting the performance provided for the customer's product.

Regulatory risk

Like all companies, Umicore is exposed to the evolution of the regulatory environment in the countries or regions within which it does business. It should be noted that Umicore's businesses stand to benefit from certain regulatory trends, notably those regarding more stringent emission controls for vehicles and enforced recycling of end-of-life products such as electronic goods.

Some environmental legislation does present operational challenges, however. The REACH Directive came into force in the European Union in June 2007 and it introduced the need for new operational procedures regarding the registration, evaluation and authorization of chemical substances. Umicore has created an operational network of REACH managers at business unit level coordinated by a REACH implementation manager.

By the end of 2008 all raw materials, intermediates and products in the scope of REACH, had been identified and listed. In this process customers are kept informed on all relevant REACH matters, while suppliers are questioned on their REACH intentions.

By 1 December 2008, a total of 842 pre-registrations had been submitted to ECHA for 630 different products. The priorities for Umicore going into 2009 are to seek the most efficient way to prepare for registration, to monitor closely the evolution of the SIEF (Substance Information Exchange Fora) and to further its involvement in various consortia with other companies in order to improve the process for collecting the necessary data for its most important substances. The EHS competence platform at R&D will continue to play an important role in the technical support of these Umicore REACH activities.

Climate Change

In 2007 the company launched a project to review the current scope of its greenhouse gas management and reporting. This project is currently also finalising the screening of the most important risks due to climate change effects on the product life cycle. Further updates on the progress of this project will be provided in the next editions of the Annual Report. For more information on Umicore's approach to reducing its emissions of greenhouse gases please see page 47 of this report.

Stakeholder relations

Umicore is a publicly listed company. As such, it interacts with a number of parties who have an interest in the way in which the company conducts business. The relationship that the company is able to foster with these parties – or stakeholders – has a direct impact on the company's success.

Stakeholder engagement at Umicore is, in the first instance, based on a localized approach whereby all sites are required to identify their respective stakeholders and to establish suitable plans for engagement. This approach was formalized with the introduction of the Group-wide sustainable development objectives in 2006. Each site is expected to have formulated a clear plan for stakeholder identification and engagement by 2010. At the end of 2008 some 78% of all sites had outlined their plans in this regard – up from 29% in 2006 and 60% in 2007. In many instances, such as the dialogue with customers and suppliers, the stakeholder relationships are primarily managed by the business units themselves, in line with Umicore's de-centralized approach to managing its businesses.

At Group level the company has taken the first steps towards initiating an identification process for its main stakeholders and to undertake a more formal, structured dialogue with these parties. The first outcome of this approach has been the establishment of an annual stakeholder event that takes place in Belgium. In May 2008, Umicore organized this event for the third time. Umicore invited a series of NGOs, representatives of local government and other interested parties in areas where Umicore is present.

Questions to management (which included the CEO) focused on the status of the clean-up of the radioactive waste at the Olen site as well as the sourcing of cobalt-bearing materials from the Democratic Republic of Congo. This example of Group stakeholder dialogue remains rather regional in nature – focusing primarily on the issues that are prevalent for Flemish stakeholders.

In 2008 the company joined the stakeholder networking group KAURI in Brussels. This has opened the door to a broader dialogue with stakeholders, notably non-governmental organizations. Although this network has a predominantly Belgian and European focus it is expected to serve as an important springboard for the development of an even broader stakeholder identification and feedback mechanism.

Umicore is an active participant in various industry associations through which it engages with policy makers in order to contribute to the better understanding of industry-related issues. These associations are also important platforms for Umicore to contribute to broader, industry-wide action on sustainable development. On a less formal level, members of Umicore's senior management are often called upon or volunteer to participate in public fora to discuss Umicore's business performance and sustainable development approach. Such events provide the opportunity to interact with various groups including business leaders, academics and civil society.

Highlighted below are Umicore's main stakeholder groups. These have been categorized in broad terms using generic stakeholder categories that apply to most industrial organizations. Also shown are the nature of the transactions that occur and a brief description of how the dialogue between Umicore and the stakeholders operates.

Suppliers

Umicore provides: profits
Suppliers provide: goods and services

Umicore operates four business groups on five continents. These business groups not only require materials to make their products but also energy, transportation and a range of other services. Overall Umicore has more than 10,000 suppliers world-wide. These suppliers benefit from Umicore's presence as a customer; during 2008 Umicore paid these suppliers some € 8.2 billion (including the metal content of raw materials).

Umicore is engaged in constant dialogue with its suppliers, primarily to ensure mutually acceptable terms and conditions for continued partnership such as prompt and uninterrupted delivery of materials / services and timely payment. The business units are primarily responsible for the purchases of raw materials while the corporate Purchasing and Transportation department is involved in ensuring the Group's transportation, energy and other provisioning needs are met.

Umicore has traditionally taken care to source its materials and services from suppliers of good standing and reputation. In the past Umicore's procurement approach was primarily focused on business ethics and adherence to the principles of Umicore's Code of Conduct.

In 2005 this approach was further detailed in a group-wide Procurement Policy which set out certain standards regarding procurement within Umicore. In 2008 Umicore began a process to seek further improvements in the company's approach to sustainable procurement.

Towards the end of 2008, a group of senior procurement managers from the business units along with colleagues in corporate departments drafted the guidelines for a pilot sustainable procurement project which will be launched in 2009.

It is the intention that the information gleaned from this pilot project will provide the necessary insight for any further steps that the company would undertake in this regard.

Customers

Umicore provides: materials and services
Customers provide: profits

Umicore's business is based on the desire to produce "materials for a better life". The company's materials can be found in a wide variety of applications that make day-to-day life more comfortable and which help contribute to a cleaner environment.

Umicore has an international customer base, with 43% of 2008 turnover being generated outside Europe (excluding Metals Management operations).

Umicore's customer base tends to be other industrial companies who use Umicore's materials to make products. Only in a very few instances does the company make products that are sold directly to the public. The business units are responsible for providing support to their customers in order to better understand the hazards and risks of any products that are either in the market or in development.

Interaction with customers is an on-going process and is managed by the business units. All business units have a customer feedback process where they are able to gauge periodically the level of customer satisfaction with their products and services.

In the more technologically advanced businesses the relationship with the customer is often more integrated. Developing advanced products often involves years of research and development work in direct collaboration with such customers.

Employees

Umicore provides: remuneration, training and learning opportunities
Employees provide: skills, competences & productivity

Umicore and its associates employ some 15,500 people around the world. The company invests significant resources in ensuring its status as an employer of choice in all the regions in which it operates. During 2008 Umicore paid a total of € 501.6 million in the form of salaries and other benefits for its employees. Social security payments totalled € 108.3 million.

Umicore is committed not only to providing good salaries and working conditions to its employees but also to providing the necessary occupational and professional training opportunities. Employees are expected to adhere to the principles and policies outlined in The Umicore Way and Umicore's Code of Conduct.

Open dialogue is promoted between the company and its employees. This dialogue includes a three-yearly employee satisfaction survey (see the 2007 annual report for the results of the 2007 survey).

Umicore respects the principle of collective bargaining wherever it is requested. While such practice is commonplace in Europe, in some other locations collective bargaining mechanisms and trade unions are less common or face local legal restrictions.

In September 2007 Umicore signed a sustainable development agreement with the International Metalworkers' Federation and the International Federation of Chemical, Energy, Mine and General Workers' Unions on the global Group-wide implementation of its policies on human rights, equal opportunities, labour conditions, ethical conduct and environmental protection.

The agreement allows both trade unions to participate constructively in the pursuit of these objectives. A joint monitoring committee composed of both parties sees to the implementation of the agreement.

Supplementary channels of company-wide communication include the Group intranet and a world-wide in-house newspaper "Umicore Link".

Investors and funders

Umicore provides: return on investment
Investors provide: capital and funds

Umicore's investor base has diversified significantly in recent years. At the end of 2008 the company's shareholders were primarily situated in Europe and North America.

Umicore strives to provide timely and accurate company information to the investment community. These communication efforts include management roadshows and site visits, conferences, investor fairs for individual investors, webcasts and conference calls.

In December 2008 Umicore hosted a Capital Markets Event at its Olen site focusing on its product developments in the area of Clean Technology. The two-day event was attended by some 70 investors, analysts and bankers and offered all participants the opportunity to deepen their understanding of the company and to interact with members of Umicvore's management team.

During 2008 15 brokerage firms published equity research notes on Umicore. In 2008 Umicore was awarded the prize for Best Investor Relations by a Non-FT Global 250 Company in the IR Magazine Continental Europe Awards. This was the result of an independent poll of some 500 investors and analysts.

Banks make up the vast majority of the company's creditors and debt investors. Umicore has credit lines with numerous banks both in Belgium and elsewhere.

Dialogue with the banks is primarily the responsibility of the corporate Finance Department although each legal entity within Umicore maintains business relationships with the banking community. Umicore also has in issue a € 150 million bond with a maturity date of 18 February 2012. The bond is listed on the Brussels stock exchange.

In 2008 Umicore participated in a Global Reporting Initiative (GRI) project designed to look at ways in which investors could make better use of the non-financial information published by companies.

Focus groups consisting of investors, analysts and company representatives met in London and New York to discuss areas of improvement to non-financial reporting and to increase the level of understanding between companies and the investment community.

Umicore is also participating in an on-going study organized by the World Business Council for Sustainable Development (WBCSD) which is looking at what company managers and investment managers can do to better communicate material sustainability value and to better incorporate material sustainability value in investment decisions and company valuations respectively.

Society

Umicore provides: wealth and innovative products and processes
Society provides: licence to operate

Through employment Umicore participates in the generation of wealth in the areas in which it operates. Although wealth generation is an obvious benefit, the manner in which this wealth is generated is also of great importance. Ultimately Umicore can only continue operating if it has the licence to do so from society.

In order to maintain this licence, Umicore does the utmost to operate in a way which promotes sustainable development. This goes beyond operating within the legally defined boundaries set for all companies.

Umicore sets its own standards which are applicable across the Group and which frequently surpass the demands of legislation in many areas where the company operates.

In addition to this commitment to sound operating practices, Umicore also strives to develop materials which will enhance peoples' quality of life.

Contact with the communities in which Umicore operates is the most direct way in which the company can interact with society. Open and transparent dialogue with such communities is an integral part of Umicore's stakeholder engagement and makes up one of the company's social objectives for 2010 (see page 70-71).

Certain civil society groups (known as non-governmental organizations) also periodically declare a stake in Umicore's operations and the way the company does its business. Umicore welcomes such interest and attempts to engage with such groups in an open and constructive manner. The company is a member of Business and Society – a Belgian alliance of companies and civil society groups, and of the World Business Council for Sustainable Development.

Umicore also has a Group Philanthropy Policy which provides guidelines for charitable donations at Group and site level. The company aims to contribute up to 0.5% of annual consolidated EBIT on charitable initiatives.

At Group level these donations are focused initiatives which further the understanding of issues linked to sustainable development. The sites are encouraged to support community-related projects in their respective neighbourhoods.
By supporting such causes, Umicore wishes to promote its corporate reputation, foster its image as an employer and contribute to raising pride and job satisfaction in its employees, while making an additional contribution to the well-being of the communities in which it operates.

To see the full policy please visit:
www.sustainabledevelopment.umicore.com/umicare/donationPolicy/

Associate and joint venture companies

Umicore provides: investment and guidance
Associate and joint venture companies provide: contribution to Umicore profits, technological complementarities, market access

Umicore has investments in various business activities over which it does not exercise full management control. Associate companies are those in which Umicore has a shareholding of more than 20% but less than 50% while joint ventures usually entail a 50:50 split in ownership and control. Joining forces is seen as a way to speed up technological developments or gain access to specific markets. Umicore has effective management control at half of the 10 associate and joint venture companies in which it is holds a stake.

Where management control is not exercised by Umicore, representation on the Board of Directors is the way in which Umicore is able to advise the management and monitor developments. Although Umicore cannot impose its own policies and procedures on any associate (or indeed any joint venture where it does not possess majority voting rights) there is a clear communication of Umicore's expectation that the operations be run in accordance with the principles of the Umicore Way.

Umicore is rigorous in safeguarding any intellectual property that it shares with associate or joint venture partners. A full list of associate and joint venture companies can be found on page 106 of this report.

Public sector and authorities

Umicore provides: taxes
Public sector and authorities provide: services and formal licence to operate

Umicore paid a total of € 80.6 million in taxes as a result of its operations in 2008. Umicore's employees also contributed a total of some € 108.3 million in social security payments.

Umicore periodically enters into partnerships with public institutions such as universities with the primary aim of furthering certain research projects. Similarly, partnerships and research grants are occasionally contracted with public organizations. One significant grant (i.e. over € 0.5 million individually) was received in 2008.

The company has a policy of not making donations to political parties or organizations.

When specific issues arise which are of interest to Umicore the company usually communicates its position through the industry groups to which it is affiliated. The company is mindful of the sensitivity of taking positions on issues of public interest. With this in mind Umicore has developed Group-wide guidelines regarding how this should be done in a responsible way (these can be downloaded on the Group website). The main organizations on which Umicore is represented (both at corporate and business unit level) in 2008 are listed below:

Corporate:
- World Business Council for Sustainable Development (WBCSD)
- European Round Table of Industrialists (ERT)
- Eurometaux
- Agoria (Belgian multi-sector federation for the technology industry)
- World Fuel Cell Council

Advanced Materials:
- Cobalt Development Institute
- Nickel Institute

Precious Metals Products and Catalysts:
- Emission control associations at regional and national level (US, SA, Brazil, China, European Union) – see http://www.automotivecatalysts.umicore.com/en/links/ for a selection of links
- German Chemical Federation (VCI)

Precious Metals Services:
- European Electronics Recyclers Association
- International Association of Electronics Recyclers
- International Platinum Association
- International Precious Metals Institute
- International Antimony Association

Zinc Specialties:
- International Zinc Association

Several of Umicore's business units are signatories of the "Responsible Care" programme for the chemicals industry and some are also members of the European Chemical Industry Council (CEFIC).

Board of Directors

Thomas Leysen, 48

Chairman, Non-Executive Director

Thomas Leysen became Chairman of Umicore in November 2008 after having served as Chief Executive Officer of Umicore since 2000. He is also Chairman of Corelio, a Belgian media company. He is a member of the Board of Aurubis, of the micro-electronics research centre IMEC, a member of the supervisory Board of Bank Metzler, Germany, and a member of the board of Compagnie Maritime Belge (CMB), Etex Group and UCB. He took up the position of Chairman of the Belgian Employers Federation (FEB/VBO) in April 2008.

Director since: 10 May 2000
Expiry of mandate: Ordinary General Meeting of 2009
Chairman since: 19 November 2008
Chairman of the Nomination & Remuneration Committee since: 19 November 2008

Marc Grynberg, 43

Chief Executive Officer, Executive Director

Marc Grynberg was appointed Chief Executive Officer of Umicore in November 2008, succeeding Thomas Leysen. He joined Umicore in 1996 as Group Controller. He was Umicore's CFO from 2000 until 2006, after which he became the head of the Group's Automotive Catalysts business unit until his appointment as Chief Executive Officer. Marc holds a Commercial Engineering degree from the University of Brussels (Ecole de Commerce Solvay) and, prior to joining Umicore, worked for DuPont de Nemours in Brussels and Geneva.

Director since: 19 November 2008
Expiry of mandate: Ordinary General Meeting of 2009
Chief Executive Officer since: 19 November 2008

Isabelle Bouillot, 59

Independent, Non-Executive Director

Isabelle Bouillot holds a diploma of the French "National School of Administration". She has occupied different positions in French public administrations, among them economic advisor for the President of the Republic between 1989 and 1991 and Budget Director at the Ministry of Economy and Finance between 1991 and 1995. She joined the Caisse des Dépôts et Consignations as Deputy Chief Executive Officer in 1995 and was in charge of financial and banking activities. Between 2000 and 2003, she was Chief Executive Officer of the Investment Bank of the Group CDC IXIS. She is presently President of China Equity Links and a member of the board of Accor and Saint-Gobain.

Director since: 14 April 2004
Expiry of mandate: Ordinary General Meeting of 2011
Member of the Audit Committee since: 13 April 2005
Member of the Nomination & Remuneration Committee since: 13 April 2005

Uwe-Ernst Bufe, 64

Independent, Non-Executive Director

Uwe-Ernst Bufe was CEO of Degussa until May 2000. He is Vice Chairman of the UBS Investment Banking until 31 March 2009 and Deputy Chairman of UBS Deutschland. He is also a member of the Board of Akzo Nobel N.V. and Solvay S.A. He is also a member of the Supervisory Board of Kali + Salz AG (Germany) as well as a member of the Non Executive Board of SunPower Corporation (USA).

Director since: 26 May 2004
Expiry of mandate: Ordinary General Meeting of 2011

Jean-Luc Dehaene, 68

Independent, Non-Executive Director

Jean-Luc Dehaene has occupied several ministerial posts and was Prime Minister of Belgium from 1992 to 1999. He is Chairman of Dexia as well as a member of the Board of InBev, Corona-Lotus and of Thrombogenics. He is Chairman of the Board of the College of Europe (Bruges) and member of the European Parliament.

Director since: 1 October 1999
Expiry of mandate: Ordinary General Meeting of 2009

Arnoud de Pret, 64

Independent, Non-Executive Director

Arnoud de Pret was with Morgan Guaranty Trust Company in New York from 1972 until 1978. From 1978 until 1981 he was group treasurer of Cockerill-Sambre, and until 1990 he was group finance manager and member of the Executive Committee of UCB. He was Chief Financial Officer and member of the Executive Committee of Umicore from 1991 until May 2000. He is a member of the Board of InBev, Delhaize Group, Sibelco, UCB and L'Intégrale. He is a member of the Supervisory Board of the French company Lesaffre § Cie and of Euronext BV Amsterdam.

Director since: 10 May 2000
Expiry of mandate: Ordinary General Meeting of 2011
Member of the Audit Committee since: 1 January 2001

Shohei Naito, 65

Independent, Non-Executive Director

Shohei Naito started his career at the Japanese Ministry of Foreign Affairs. At the Ministry he served as Director General for Consular Affairs & Migration and as Chief of Protocol. Mr Naito has filled several diplomatic functions overseas and he was appointed as Ambassador in 1996. Since that date he has served as Japan's ambassador to Cambodia, Denmark concurrently with Lithuania and Belgium. He left the diplomatic service at the end of 2006. He is now Senior Fellow at The Japan Institute of International Affairs.

Director since: 25 April 2007
Expiration of mandate: Ordinary General Meeting of 2010


Thomas Leysen


Marc Grynberg


Isabelle Bouillot


Uwe-Ernst Bufe


Jean-Luc Dehaene


Arnoud de Pret


Shohei Naito


Jonathan Oppenheimer


Guy Paquot


Klaus Wendel

Jonathan Oppenheimer, 39

Non-Executive Director

Jonathan Oppenheimer joined the De Beers Group in 1994 and became a Director of De Beers S.A. in 2006. He is also a member of its Executive Committee. He is also the chairman of De Beers Canada Inc. and of Element Six Abrasives Group of companies. In view of his chairmanship of Element Six (in which Umicore has a stake), he is considered to be a non-independent Director.

Director since: 5 September 2001
Expiry of mandate: Ordinary General Meeting of 2011

Guy Paquot, 67

Independent, Non-Executive Director

Guy Paquot joined the Bank Nagelmackers group in 1969 and became Chairman and managing director of Financière Lecocq (a Nagelmackers subsidiary) in 1986. In 1994 Financière Lecocq became known as Compagnie Mobilière et Foncière du Bois Sauvage. In 2003 he left his position as managing director but remains Chairman of Compagnie du Bois Sauvage. He is Chairman of Neuhaus and a member of the Boards of Recticel, Noel Group, Nomacorc, Serendip and Fauchon as well as the Quartier des Arts foundation.

Director since: 13 April 2005
Expiry of mandate: Ordinary General Meeting of 2011
Member of the Nomination and Remuneration Committee since: 13 April 2005

Klaus Wendel, 65

Independent, Non-Executive Director

Klaus Wendel, after a career in financial management with General Electric (USA), Siemens, Cockerill Sambre and CBR, joined Société Générale de Belgique in 1988 as member of the Executive Committee, responsible for group control. Since 2000 he has been an independent consultant. He is member of the Board of Recticel. In accordance with Umicore's Governance Charter, the Board of Directors considers Mr Wendel to be an independent director even though he has served more than three terms. Apart from his employment with Société Générale de Belgique, from which he retired in 2000, Mr Wendel has had no other assignment with any company directly or indirectly related to Umicore.

Director since: 26 July 1989
Expiry of mandate: Ordinary General Meeting of 2009
Chairman of the Audit Committee since: 13 April 2005

Retirement of Karel Vinck, 70

Karel Vinck was Chairman of the Board of Directors of Umicore for most of 2008. On 19 November 2008 he retired and was succeeded as Chairman of the Board of Directors by Thomas Leysen. Karel Vinck was Director since October 1994 and Chairman since October 2002.

Executive Committee

Marc Grynberg, 43
Chief Executive Officer

Marc Grynberg was appointed Chief Executive Officer of Umicore in November 2008, succeeding Thomas Leysen. He joined Umicore in 1996 as Group Controller. He was Umicore's CFO from 2000 until 2006, after which he became the head of the Group's Automotive Catalysts business unit until his appointment as Chief Executive Officer. Marc holds a Commercial Engineering degree from the University of Brussels (Ecole de Commerce Solvay) and, prior to joining Umicore, worked for DuPont de Nemours in Brussels and Geneva.

Martine Verluyten, 57
Chief Financial Officer: Finance, Information Systems

Martine Verluyten joined Umicore in 2006 from Mobistar, Belgium's second largest mobile phone operator, where she also held the position of Chief Financial Officer. Before that she held a number of international positions at advanced plastics firm Raychem, both in Belgium and the United States. She started her career with KPMG as an auditor.

Alain Godefroid, 60
Executive Vice-President: Legal Affairs; Environment, Health & Safety

Alain Godefroid holds a Law doctorate from the University of Brussels (ULB) and a MCJ from the University of Texas at Austin. After working as a lawyer in the United States and in Europe, he joined Umicore in 1978 as Legal Counsel. He was appointed to his present function in 1992. He also fulfills the role of Compliance Officer at Umicore.
lain Godefroid will retire on 31 March 2009.

Martin G. Hess, 56
Executive Vice-President: Precious Metals Products, Cobalt & Specialty Materials, Corporate Development

Martin G. Hess joined Degussa in 1972 as a commercial trainee. He served in a variety of functions and business units, gathering extensive international experience in Africa and Asia. Between 1999 and 2006, he headed the business unit Automotive Catalysts. Subsequently he managed the business unit Zinc Specialties during the transition of the zinc refining activity into Nyrstar, as well as being responsible for Corporate Development. Since then, he retains this responsibility together with that for the Cobalt and Precious Metals Materials. He joined the Umicore Executive Committee in 2003.

Hugo Morel, 58
Executive Vice-President: Precious Metals Services, Procurement and Transport, Corporate Security

Hugo Morel holds a Masters degree in Metallurgical Engineering from the University of Leuven. He joined Umicore in 1974 and held several jobs in production, commercial departments, strategy and general management of different units. He was appointed to his present position in 2002.

Pascal Reymondet, 49
Executive Vice-President: Zinc Specialties

Pascal Reymondet holds an MSc from Stanford University and an Engineering degree from the Ecole Centrale in Paris. He held different management positions within the Degussa group including management of the Port Elizabeth and Burlington automotive catalyst plants. He joined the Umicore Executive Committee in 2003 to be in charge of the Precious Metal Products group. In September 2007, he was appointed to head the Zinc Specialties group.

William Staron, 60
Executive Vice-President: Automotive Catalysts

William Staron holds a degree in Mechanical Engineering from Ohio University and has a long experience in the catalyst industry. During his time at Engelhard (now BASF), he headed the Environmental Catalyst, Specialty Minerals & Colors, and the Chemical Catalyst Groups. William joined Umicore in 2002 as Senior Vice-President for Automotive Catalysts in North America. In 2007, he was appointed as Head of Global Research & Technology for the Automotive Catalysts division. In October 2008 he succeeded Marc Grynberg as the head of that business unit.

Marc Van Sande, 56
Executive Vice-President: Chief Technology Officer

Marc Van Sande holds a PhD in Physics from the University of Antwerp as well as an MBA. He joined MHO, a predecessor company of Umicore in 1980, and held several jobs in research, marketing and production. In 1993 he was appointed Vice-President of the Electro-Optic Materials business unit and he was appointed as an Executive Vice-President in 1999. He assumed the newly-created role of Chief Technology Officer in 2005.



From left to right:

Alain Godefroid - William Staron - Martin G. Hess - Marc Grynberg - Hugo Morel - Martine Verluyten - Pascal Reymondet - Marc Van Sande

Senior Management



Advanced Materials

Michel Cauwe, Senior Vice-President
Electro-Optic Materials

Ignace de Ruijter, Senior Vice-President
Thin Film Products

Dirk Uytdewilligen, Senior Vice-President
Cobalt & Specialty Materials



Precious Metals Services

Hugo Morel, Executive Vice-President
Precious Metals Services

Ralf Drieselmann, Senior Vice-President
Precious Metals Management



Corporate

Stephan Csoma, Senior Vice-President Umicore South America

Ursula Saint-Léger, Senior Vice-President Corporate Human Resources

Guy Ethier, Senior Vice-President Environment, Health and Safety

Klaus Ostgathe, Senior Vice-President Umicore Greater China

Luc Gellens, Senior Vice-President Corporate Development

Edwin D'Hondt, Senior Vice-President Information Systems



Precious Metals Products & Catalysts

William Staron, Executive
Vice-President Automotive Catalysts

Joerg Beuers, Senior Vice-President
Jewellery and Electroplating

Michael Neisel, Senior Vice-President
Automotive Catalysts Europe and Africa

Jan Vliegen, Senior Vice-President
Catalyst Technologies

Dietmar Becker, Senior Vice-President
Technical Materials

Not on picture: Dieter Lindner,
Senior Vice-President R&T Automotive Catalysts



Zinc Specialties

Guy Beke, Senior Vice-President Zinc Chemicals

Pascal Reymondet, Executive Vice-President Zinc Specialties

Glossary

BAT:
"Best Available Technique" to prevent or reduce emissions and the impact on the environment taking into consideration the costs and advantages.

Biodiversity:
The variability among living organisms from all sources including, inter alia, terrestrial, marine and other aquatic ecosystems and the ecological complexes of which they are part; this includes diversity within species, between species and of ecosystems.

Biological monitoring:
Assessment of the health risk and/or exposure of industrial chemicals, through the evaluation of the internal dose.

CDC:
Centers for Disease Control and Prevention; a US based organisation focusing on disease prevention and control, environmental health and health promotion and education.

Decibel:
Unit of noise level

Frequency rate lost time accidents:
Number of lost time accidents per million hours worked. Accidents on the road to and from work are excluded.

Global Reporting Initiative® (GRI):
The GRI is a long-term multi-stakeholder, international process whose mission is to develop and disseminate globally applicable Sustainability Reporting Guidelines.

Greenhouse gases:
Gases contributing to global warming such as CO2, methane, etc.

Headcount:
Number of employees (blue collar, white collar, managers) on Umicore's payroll at the end of the reported period. Number includes part-time, old age part-time and temporary employees but excludes employees with a dormant contract and subcontracted employees.

Hours of training per person:
Average number of training hours per employee - including internal and external training and training on-the-job. Training on-the-job can include the hours a person is being trained on the shop-floor, without being fully productive. The total number of training hours is divided by the headcount.

ISO 14000:
"International Standards Organisation" specification for environmental management systems (ref. ISO).

Lost-time accident:
A workplace injury resulting in more than one shift being lost from work.

Microgramme per decilitre blood:
Unit of metal content in blood.

Microgramme per gramme creatinine:
Unit of the metal content in the urine.

Nano materials:
Materials consisting of microscopic particles with at least one dimension less than 100 nanometre.

Process safety:
Safety issues related to the use and storage of hazardou

OHSAS 18000:
"Occupational Health and Safety Assessment Series", an international occupational health and safety management system specification.

REACH:
Registration, Evaluation and Authorization of Chemicals; new EU chemicals policy.

Recordable injury:
A workplace injury resulting in more than one first aid treatment or in a modified working programme but excluding lost-time accidents.

Recovery:
The collection of waste materials with the aim of returning them to the recycling process.

Recycled materials:
Materials that have ended a 1st life cycle and will be reprocessed through recycling leading to a 2nd, 3rd... lifecycle.

Risk assessment:
The evaluation of the risks of existing substances to man, including workers and consumers, and to the environment, in order to ensure better management of those risks.

Secondary raw materials:
By-products of primary material streams.

Severity rate lost time accidents:
Number of calendar days lost per thousand hours work. Accidents on the road to and from work are excluded.

Sickness rate:
Total number of working days lost due to sickness; excluding longterm sickness and days lost due to maternity leave. This number is related to the total number of working days per year (260 days).

Strike Days:
Number of days lost due to "declared" strikes. This figure does not include days lost due to workers who were willing to work but were not able to do so because of the strike. Work-stoppages of less than one day are not counted, unless they are repeated over a longer period of time.

Sustainable development:
Development that meets the needs of the present without compromising the ability of future generations to meet their own needs (ref. UN World Commission on Environment and Development).

Voluntary leavers:
Number of employees leaving at their own will (excluding lay-offs, retirement, and end of fixed-term contract). This number is related to the total headcount.

Financial definitions

Average capital employed:
For half years: average of capital employed at start and end of the period.

For full year: average of the half year averages.

Capital employed:
Total equity (excluding fair value reserves) + net financial debt + provisions for employee benefits – deferred tax assets and liabilities – IAS 39 impact.

Capital expenditure:
Capitalized investments in tangible and intangible assets.

Cash flow before financing:
Net cash generated by (used in) operating activities + net cash generated by (used in) investing activities.

EBIT:
Operating profit (loss) of fully consolidated companies, including income from other financial investments + Group share in net profit (loss) of companies accounted for under equity method.

EBITDA:
EBIT + [depreciation & amortization + non-cash expenses other than depreciation (i.e. increase and reversal of provisions, inventory write-downs and write-backs, other impairment result) +/- IAS 39 effect] of fully consolidated companies.

EPS:
Earnings per share for equity holders.

EPS - basic:
Net earnings, Group share / average number of outstanding shares - treasury shares.

EPS adjusted - basic:
Net recurring earnings, Group share / total number of outstanding shares - treasury shares.

EPS adjusted - diluted:
Net recurring earnings, Group share / [average number of outstanding shares - treasury shares + (number of potential new shares to be issued under the existing stock option plans x dilution impact of the stock option plans)].

EPS - diluted:
Net earnings, Group share / [average number of outstanding shares - treasury shares + (number of potential new shares to be issued under the existing stock option plans x dilution impact of the stock option plans)].

Gearing ratio:
Net financial debt / (net financial debt + equity of the Group)

IAS 39 effect:
Non-cash timing differences in revenue recognition in case of nonapplication of or non-possibility of obtaining IAS hedge accounting to

a) transactional hedges, which implies that hedged items can no longer be measured at fair value, or

b) structural hedges, which implies that the fair value of the related hedging instruments are recognized in the income statement instead of the equity and this prior to the occurance of the underlying forecasted or committed transactions, or

c) Derivatives embedded in executory contracts, which implies that the change in fair value on the embedded derivatives must be recognized in the income instatement as opposed to the executory component where the fair value change in the income statement cannot be recognized.

Market capitalization:
Closing price x total number of outstanding shares.

Net financial debt:
Non-current financial debt + current financial debt - cash and cash equivalents - loans granted in a non-operating context.

Non-recurring EBIT:
Includes non-recurring items related to restructuring measures, impairment of assets, and other income or expenses arising from events or transactions that are clearly distinct from the ordinary activities of the company. Any writedowns on those metal inventories permanently tied up in operations are part of the non-recurring EBIT of the business groups.

Recurring EBIT:
EBIT - non-recurring EBIT - IAS 39 effect.

Recurring EBIT margin:
Recurring EBIT of fully consolidated companies / revenues excluding metals.

Recurring effective tax rate:
Recurring tax charge / recurring profit (loss) before income tax of fully consolidated companies.

Return on capital employed (ROCE):
Recurring EBIT / average capital employed Historic, previously published figures are not restated.

Revenues (excluding metal):
All revenue elements - value of purchased metals.

NPAT:
Net consolidated profit, Group share, without discontinued operations.

The above financial definitions relate to non-IFRS performance indicators except for EPS, basic and EPS, diluted

GRI Index

Umicore has been applying the principles of the Global Reporting Initiative (GRI) to its reporting framework since the publication of the 2005 Report to Shareholders and Society. The index shows where to find information on the core elements and indicators of the GRI in this report. Umicore moved to a B+ level reporting in its 2008 Report to Shareholders and Society. A full GRI index is available on Umicore's website (www.sustainabledevelopment umicore.com/griIndex). More information on the GRI, the full set of indicators and the various application levels can be found at www.globalreporting.org

Reference	Indicator	Pages
	General	
	1. Strategy and Analysis	
1.1	CEO and Chairman Statement	3-4; comments on organisation membership can also be found on p. 149
1.2	Description of key impacts, risks and opportunities	3-4; 7; 14-21; 43; 51; 69; 93-95; 143-149; detailed sustainability profiles can be accessed at www.sustainabledevelopment.umicore.com
	2. Organizational Profile	
2.1 - 2.2	Name, products / services	Front cover; 16-21; 25; 29; 33; 37
2.3 - 2.7	Structure, geographical presence, markets served	16-21; 25; 29; 33; 37; 66-67; 96; 99-98; 106; 138; 143; 147-148; inside cover; inside back cover; see also www.umicore.com/en/ourBusinesses
2.8	Scale	7; 65-67
2.9	Significant changes in size, structure or ownership	1; 29; 65
2.10	Awards received in 2008	72; 147
	3. Report Parameters	
3.1 - 3.4	Report profile, contacts points	Front cover; 1; inside back cover
3.5 - 3.13	Report scope and assurance	1; 4; 27; 29; 31; 43; 51; 69; 79; 106; 136-137; 148; 156-157: 158-159; see also the management approach section at www.sustainabledevelopment.umicore.com
	4. Governance, Commitments, and Engagement	
4.1 - 4.7	Structure and governance	1; 138, 139; 140; 141; 142; 150-151 for all governance related elements please refer also to website for access to Corporate Governance Charter (www.governance.umicore.com/en/charter) and Code of Conduct (www.governance.umicore.com/en/CodeOfConduct)
4.8 - 4.11	Internal guidelines and policies	inside cover; 138-143; 80-81; see also www.governance.umicore.com/en
4.12 - 4.13	Adherence to external initiatives	inside cover; 54; 142; 149
4.14 - 4.16	Stakeholder engagement	inside cover; 1; 70; 146-149
	5. Management Approach and Performance Indicators	Full details of the management approach regarding economic, environmental and social elements can be found at www.sustainabledevelopment.umicore.com/approach; the summary of Group key performance indicators can be found on p.7
	Economic indicators	
	Economic Performance	
EC1	Economic value generated and distributed	11; 13; 70-71
EC3	Coverage of the organization's defined benefit plan obligations	116-119
EC4	Significant financial support received from government	149
	Indirect Economic Impacts	
EC8	Development and impact of investments for public benefit	70-71
	Environmental Indicators	
	Materials	
EN2	Recycling ratio	7; 43-44 (see also business unit profiles at www.sustainabledevelopment.umicore.com)
	Energy	
EN3 - EN5	Direct and indirect energy consumption by primary energy source and energy saved	44-45; 49; 56-57 NB direct and indirect energy consumption is grouped in one indicator
EN6	Initiatives to provide energy-efficient or renewable energy based products	(Indicator partially reported) 14-20; 27; 31; 39; 44 (detailed sustainability profiles of each business group can also be accessed at www.sustainabledevelopment.umicore.com)
EN7	Initiatives to reduce indirect energy consumption and reductions achieved	45; 56-57 (indicator partially reported)
	Water	
EN8	Water used	44; 49
	Biodiversity	
EN11	Location and size of operations in or adjacent to protected areas and areas of high biodiversity	(Indicator partially reported); 48
	Emissions, Effluents and Waste	
EN16 - 17; EN20	Greenhouse gases, other emissions to air	47; 49; 56-57 NB direct and indirect greenhouse gas emissions are grouped in one indicator
EN21	Water discharge	46; 55
EN22	Waste	45
	Social Indicators	
	Labour Practices & Decent Work	
LA1-LA2	Employment	6; 7; 65-67; 72
LA4	Labour Management Relations	77
LA7	Health and safety	72-73; 79-83 (indicator partially reported)
LA10	Training	76
LA13	Composition of governance bodies and breakdown of employees per category	77; 138-140; 150-155
	Human rights	
HR3; HR5-7	Collective bargaining, child labour, forced / compulsory labour	77; 143; see also Code of Conduct at www.governance.umicore.com/en/CodeOfConduct + Human Rights Policy annex (indicator partially reported)
	Society	
SO1	Community relations	70-71
SO2; SO3	Corruption	143; 149; all businesses are subject to the annual business risk assessment which covers all elements related to the Code of Conduct; Umicore is a signatory of the UN Partnership Against Corruption Initiative (PACI) (indicator partially reported)
SO5 - SO6	Public policy	149
	Product Responsibility	
PR1	Customer health and safety	58-59 (indicator partially reported)
PR3	Product and service information	58-59 (indicator partially reported)

Financial calendar (1)

28 April 2009	General meeting of shareholders (financial year 2008)
	Press-release and trading update for the first quarter of 2009
30 April 2009	Share traded ex-dividend
6 May 2009	Payment of dividend
7 August 2009	Press-release and interim results for the first half of 2009
end October 2009	Press-release and trading update for the third quarter of 2009
11 February 2010	Press-release and results for the financial year 2009
27 April 2010	General meeting of shareholders (financial year 2009)

Additional information

Stock	Euronext Brussels
General information	Bart Crols Phone: 32-2-227.71.29 E-mail: bart.crols@umicore.com
Financial information	Tim Weekes Phone: 32-2-227.73.98 E-mail: tim.weekes@umicore.com
Social information	Mark Dolfyn Phone : 32-2-227.73.22 E-mail : mark.dolfyn@umicore.com
Environmental information	Bert Swennen Phone: 32-2-227.74.45 E-mail: bert.swennen@umicore.com
Annual report	This report is also available in French and Dutch
Internet	This report can be downloaded from the Umicore website: www.umicore.com

Registered office Umicore

Rue du Marais 31
B-1000 Brussels - Belgium
Phone: 32-2-227.71.11
Fax: 32-2-227.79.00
Internet: www.umicore.com
E-mail: info@umicore.com
Company Number: 0401574852
VAT No: BE 0401 574 852

Publisher responsible at law	Umicore Corporate Communication Bart Crols Phone: 32-2-227.71.29 E-mail: bart.crols@umicore.com
Production	Comfi
Photographs	Umicore, Dimitri Lowette , NASA/JPL/UA/Lockheed Martin (picture Phoenix Mars Lander)
Printing	Dereume

(1) Dates are subject to change. Please check the Umicore website for updates to the financial calendar

This document has been produced using MultiDesign paper. This paper is produced in a process which is constantly developed to reduce the impact on the environment as much as possible. The mills used to produce the paper are all certified FSC (Forest Stewardship Council) or PEFC (Programme for the Endorsement of Forest Certification Schemes).

Umicore
Société Anonyme / Naamloze Vennootschap
Broekstraat 31 rue du Marais
B-1000 Brussels, Belgium

Tel +32 2 227 71 11
Fax +32 2 227 79 00
e-mail info@umicore.com
www.umicore.com

VAT BE 0401 574 852
Company Number 0401574852
Registered Office: Broekstraat 31 rue du Marais - B-1000 Brussels - Belgium

40				1	EUR
Nr.	Date of the deposition	No. 0401.574.852	PP.	B.	D.

C 1.1

ANNUAL ACCOUNT IN EURO

NAME: **UMICORE SA**

Legal form: **PLC**

Address: **Rue du marais** Nr.: **31**

Postal Code: **1000** City: **Brussel 1**

Country: **Belgium**

Register of Legal Persons (RLP) - Office of the commercial court at: **Bruxelles**

Internet address *: **www.umicore.com**

Company number: **0401.574.852**

DATE **9/12/2008** of the deposition of the partnership deed OR of the most recent document mentioning the date of publication of the partnership deed and the act changing the articles of association.

ANNUAL ACCOUNT approved by the General Meeting of **28/04/2009**

concerning the financial year covering the period from **1/01/2008** till **31/12/2008**

Previous period from **1/01/2007** till **31/12/2007**

The amounts of the previous financial year are / ~~are not~~ ** identical to those which have been previously published.

COMPLETE LIST WITH name, first name, profession, residence-address (address, number, postal code, municipality) and position with the enterprise, OF DIRECTORS, MANAGERS AND AUDITORS

PricewaterhouseCoopers B009 Reviseurs d'Entreprises SCCRL **0458.263.731**

Woluwedal 18, 1932 Sint-Stevens-Woluwe, Belgium

Title : Auditor, Number of membership : N01064

Mandate : 25/04/2008- 26/04/2011

Represented by:

VANDER STICHELE Raf

Woluwedal 18 , 1932 Sint-Stevens-Woluwe, Belgium

VINCK Karel

St Hubertusdreef 39, 3090 Overijse, Belgium

Title : President of the board of directors

Mandate : - 19/11/2008

LEYSEN Thomas

Dennenlaan 9A, 2020 Antwerpen 2, Belgium

Title : President of the board of directors

Mandate : 19/11/2008- 28/04/2009

Enclosed to these annual accounts:

Total number of pages deposited: **50** Number of the pages of the standard form not deposited for not being of service:

Signature (name and position)	Signature (name and position)
VERLUYTEN Martine	**GRYNBERG Marc**
Chief Financial Officer	**Chief Executive Officer**

* Optional statement.

** Delete where appropriate.

LIST OF DIRECTORS, MANAGERS AND AUDITORS (continuation of the previous page)

LEYSEN Thomas
Dennenlaan 9A, 2020 Antwerpen 2, Belgium
Title : Delegated director
Mandate : 26/04/2006- 19/11/2008

GRYNBERG Marc
Avenue de l'Avocat 5, 1410 Waterloo, Belgium
Title : Delegated director
Mandate : 19/11/2008- 28/04/2009

de PRET Arnoud
rue de Mianoye 36, 5530 Yvoir, Belgium
Title : Director
Mandate : 29/04/2008- 26/04/2011

BOUILLOT Isabelle
Henri Barbusse 42, 75005 Paris, France
Title : Director
Mandate : 25/04/2007- 27/04/2010

WENDEL Klaus
av du Vert Bocage 38, 1410 Waterloo, Belgium
Title : Director
Mandate : 26/04/2006- 28/04/2009

DEHAENE Jean-Luc
Berkendallaan 52, 1800 Vilvoorde, Belgium
Title : Director
Mandate : 26/04/2006- 28/04/2009

BUFE Uwe-Ernst
Scharderhohlweg 29, 61462 Königstein-im-Taunus, Germany
Title : Director
Mandate : 29/04/2008- 26/04/2011

OPPENHEIMER Jonathan
Third Avenue 73, 2196 Inanda, South Africa
Title : Director
Mandate : 29/04/2008- 26/04/2011

NAITO Shohei
Ebisu-Minami 2-26-, box 1, 1301 Shibuya-Ku- Tokyo, Japan
Title : Director, Number of membership : SID525947
Mandate : 25/04/2007- 27/04/2010

LIST OF DIRECTORS, MANAGERS AND AUDITORS (continuation of the previous page)

PAQUOT Guy

Rue Cornelis 17, 1310 La Hulpe, Belgium

Title : Director

Mandate : 29/04/2008- 26/04/2011

Nr.	0401.574.852	C 1.2

DECLARATION ABOUT SUPPLEMENTARY AUDITING OR ADJUSTMENT MISSION

The managing board declares that the assignment neither regarding auditing nor adjusting has been given to a person who was not authorised by law pursuant to art. 34 and 37 of the Law of 22nd April 1999 concerning the auditing and tax professions.

Have the annual accounts been audited or adjusted by an external accountant or auditor who is not a statutory auditor ? ~~YES~~ / NO *.

If YES, mention here after: name, first names, profession, residence-address of each external accountant or auditor, the number of membership with the professional Institute ad hoc and the nature of this engagement:

A. Bookkeeping of the undertaking**,
B. Preparing the annual accounts**,
C. Auditing the annual accounts and/or
D. Adjusting the annual accounts.

If the assignment mentioned either under A or B is performed by authorised accountants or authorised accountants-tax consultants, information will be given on: name, first names, profession and residence-address of each authorised accountant or accountant-tax consultant, his number of membership with the Professional Institute of Accountants and Tax consultants and the nature of this engagement.

Name, first name, profession, residence-address	Number of membership	Nature of the engagement (A, B, C and/or D)

* Delete where appropriate.
** Optional disclosure.

BALANCE SHEET

	Notes	Codes	Period	Previous period
ASSETS				
FIXED ASSETS		20/28	3.425.059.340	3.390.869.373
Formation expenses	5.1	20	1	877.076
Intangible fixed assets	5.2	21	26.719.887	13.250.053
Tangible fixed assets	5.3	22/27	282.787.316	248.612.931
Land and buildings		22	106.448.260	97.717.963
Plant, machinery and equipment		23	130.341.705	104.541.281
Furniture and vehicles		24	8.039.204	7.274.311
Leasing and other similar rights		25		
Other tangible fixed assets		26	1.063.211	1.218.362
Assets under construction and advance payments		27	36.894.936	37.861.014
Financial fixed assets	5.4/ 5.5.1	28	3.115.552.136	3.128.129.313
Affiliated enterprises	5.14	280/1	3.094.810.034	3.115.691.522
Participating interests		280	3.094.810.034	3.115.691.522
Amounts receivable		281		
Other enterprises linked by participating interests	5.14	282/3	131.365	131.365
Participating interests		282	131.365	131.365
Amounts receivable		283		
Other financial assets		284/8	20.610.737	12.306.426
Shares		284	20.019.755	12.066.793
Amounts receivable and cash guarantees		285/8	590.982	239.633
CURRENT ASSETS		29/58	714.848.850	1.093.005.586
Amounts receivable after more than one year		29	738.483	538.483
Trade debtors		290		
Other amounts receivable		291	738.483	538.483
Stocks and contracts in progress		3	257.257.897	235.381.779
Stocks		30/36	257.257.897	235.381.779
Raw materials and consumables		30/31	110.373.060	112.168.518
Work in progress		32	54.991.880	39.616.061
Finished goods		33	87.649.333	82.615.882
Goods purchased for resale		34		
Immovable property intended for sale		35		
Advance payments		36	4.243.624	981.318
Contracts in progress		37		
Amounts receivable within one year	5.5.1/ 5.6	40/41	335.906.550	554.648.621
Trade debtors		40	157.502.665	238.861.692
Other amounts receivable		41	178.403.885	315.786.929
Current investments		50/53	109.181.033	289.390.678
Own shares		50	109.146.928	289.349.121
Other investments and deposits		51/53	34.105	41.557
Cash at bank and in hand		54/58	3.765.140	4.569.835
Deferred charges and accrued income	5.6	490/1	7.999.747	8.476.190
TOTAL ASSETS		20/58	4.139.908.190	4.483.874.959

EQUITY AND LIABILITIES	Notes	Codes	Period	Previous period
EQUITY		10/15	1.025.110.810	1.425.888.215
Capital	5.7	10	500.000.000	466.558.243
Issued capital		100	500.000.000	466.558.243
Uncalled capital		101		
Share premium account		11	6.609.766	6.609.766
Revaluation surpluses		12	97.823	97.823
Reserves		13	309.300.795	437.584.875
Legal reserve		130	50.000.000	50.000.000
Reserves not available		131	109.146.928	289.349.121
In respect of own shares held		1310	109.146.928	289.349.121
Other		1311		
Untaxed reserves		132	150.153.867	98.235.754
Available reserves		133		
Accumulated profits (losses) (+)/(-)		14	206.118.163	512.319.628
Investment grants		15	2.984.263	2.717.880
Advance to associates on the sharing out of the assets		19		
PROVISIONS AND DEFERRED TAXES		16	95.412.130	110.216.384
Provisions for liabilities and charges		160/5	95.412.130	110.216.384
Pensions and similar obligations		160	25.539.874	31.356.627
Taxation		161		
Major repairs and maintenance		162	5.361.538	5.148.284
Other liabilities and charges	5.8	163/5	64.510.718	73.711.473
Deferred taxes		168		
AMOUNTS PAYABLE		17/49	3.019.385.250	2.947.770.360
Amounts payable after more than one year	5.9	17	1.153.074.368	1.068.074.368
Financial debts		170/4	1.153.000.000	1.068.000.000
Subordinated loans		170		
Unsubordinated debentures		171		
Leasing and other similar obligations		172		
Credit institutions		173	235.000.000	
Other loans		174	918.000.000	1.068.000.000
Trade debts		175	74.368	74.368
Suppliers		1750	74.368	74.368
Bills of exchange payable		1751		
Advances received on contracts in progress		176		
Other amounts payable		178/9		
Amounts payable within one year		42/48	1.816.241.938	1.751.558.470
Current portion of amounts payable after more than one year falling due within one year	5.9	42	150.000.000	140.000.000
Financial debts		43	1.342.024.061	1.185.435.326
Credit institutions		430/8	4.499.614	
Other loans		439	1.337.524.447	1.185.435.326
Trade debts		44	176.819.247	280.516.899
Suppliers		440/4	173.413.855	269.955.514
Bills of exchange payable		441	3.405.392	10.561.385
Advances received on contracts in progress		46	6.782.000	
Taxes, remuneration and social security	5.9	45	63.553.205	56.075.885
Taxes		450/3	15.612.344	11.954.610
Remuneration and social security		454/9	47.940.861	44.121.275
Other amounts payable		47/48	77.063.425	89.530.360
Deferred charges and accrued income	5.9	492/3	50.068.944	128.137.522
TOTAL LIABILITIES		10/49	4.139.908.190	4.483.874.959

INCOME STATEMENT

	Notes	Codes	Period	Previous period
Operating income	5.10	70/74	2.233.797.301	2.357.565.756
Turnover		70	2.116.892.325	2.255.262.040
Increase (decrease) in stocks of finished goods, work and contracts in progress (+)/(-)		71	24.794.920	-29.535.180
Own construction capitalised		72	14.729.909	9.245.977
Other operating income		74	77.380.147	122.592.919
Operating charges		60/64	2.120.462.979	2.241.038.123
Raw materials, consumables		60	1.679.919.077	1.795.490.103
Purchases		600/8	1.677.691.518	1.809.727.460
Decrease (increase) in stocks (+)/(-)		609	2.227.559	-14.237.357
Services and other goods		61	167.124.745	181.838.045
Remuneration, social security costs and pensions (+)/(-)	5.10	62	225.051.110	216.161.131
Depreciation of and amounts written off formation expenses, intangible and tangible fixed assets		630	49.951.295	49.856.306
Amounts written down stocks, contracts in progress and trade debtors - Appropriations (write-backs) (+)/(-)	5.10	631/4	4.156.496	43.540
Provisions for risks and charges - Appropriations (uses and write-backs) (+)/(-)	5.10	635/7	-15.301.613	-18.348.002
Other operating charges	5.10	640/8	9.561.869	15.997.000
Operation charges carried to assets as restructuring costs (-)		649		
Operating profit (loss) (+)/(-)		9901	113.334.322	116.527.633
Financial income		75	206.651.911	394.204.305
Income from financial fixed assets		750	155.492.590	345.205.549
Income from current assets		751	6.919.467	10.671.786
Other financial income	5.11	752/9	44.239.854	38.326.970
Financial charges	5.11	65	236.519.728	171.955.439
Debt charges		650	126.990.656	129.864.695
Amounts written down on current assets except stocks, contracts in progress and trade debtors (+)/(-)		651	64.635.978	-34.990
Other financial charges		652/9	44.893.094	42.125.734
Gain (loss) on ordinary activities before taxes (+)/(-)		9902	83.466.505	338.776.499

		Codes	Period	Previous period
Extraordinary income		76	43.471.647	559.205.556
Write-back of depreciation and of amounts written down intangible and tangible fixed assets		760		
Write-back of amounts written down financial fixed assets		761		3.305.471
Write-back of provisions for extraordinary liabilities and charges		762	1.649.754	
Gains on disposal of fixed assets		763	41.821.893	555.884.151
Other extraordinary income		764/9		15.934
Extraordinary charges		66	95.903.012	133.430.217
Extraordinary depreciation of and extraordinary amounts written off formation expenses, intangible and tangible fixed assets		660		
Amounts written down financial fixed assets		661	93.712.696	32.727.284
Provisions for extraordinary liabilities and charges - Appropriations (uses) (+)/(-)		662	2.147.114	29.902.498
Loss on disposal of fixed assets		663	43.202	70.216.230
Other extraordinary charges	5.11	664/8		584.205
Extraordinary charges carried to assets as restructuring costs (-)		669		
Profit (loss) for the period before taxes (+)/(-)		9903	31.035.140	764.551.838
Transfer from postponed taxes		780		
Transfer to postponed taxes		680		
Income taxes	5.12	67/77	174.662	1.997.231
Income taxes		670/3	174.662	1.997.231
Adjustment of income taxes and write-back of tax provisions		77		
Profit (loss) for the period (+)/(-)		9904	30.860.478	762.554.607
Transfer from untaxed reserves		789	3.400.000	
Transfer to untaxed reserves		689		
Profit (loss) for the period available for appropriation (+)/(-)		9905	34.260.478	762.554.607

APPROPRIATION ACCOUNT

	Codes	Period	Previous period
Profit (loss) to be appropriated ....(+)/(-)	9906	546.580.106	858.495.765
Gain (loss) to be appropriated ....(+)/(-)	(9905)	34.260.478	762.554.607
Profit (loss) to be carried forward ....(+)/(-)	14P	512.319.628	95.941.158
Transfers from capital and reserves	791/2		
from capital and share premium account	791		
from reserves	792		
Transfers to capital and reserves	691/2	267.504.462	270.218.078
to capital and share premium account	691	88.759.870	
to the legal reserve	6920		14.289.070
to other reserves	6921	178.744.592	255.929.008
Profit (loss) to be carried forward ....(+)/(-)	(14)	206.118.163	512.319.628
Owner's contribution in respect of losses	794		
Profit to be distributed	694/6	72.957.481	75.958.059
Dividends	694	72.957.481	75.958.059
Director's or manager's entitlements	695		
Other beneficiaries	696		

EXPLANATORY DISCLOSURES

STATEMENT OF FORMATION EXPENSES

	Codes	Period	Previous period
Net book value at the end of the period	20P	xxxxxxxxxxxxxxx	877.076
Movements during the period			
New expenses incurred	8002		
Depreciation	8003	877.076	
Other (+)/(-)	8004	1	
Net book value at the end of the period	(20)	1	
Of which			
Formation or capital increase expenses, loan issue expenses and other formation expenses	200/2	1	
Restructuring costs	204		

STATEMENT OF INTANGIBLE FIXED ASSETS

	Codes	Period	Previous period
RESEARCH AND DEVELOPMENT COSTS			
Acquisition value at the end of the period	8051P	xxxxxxxxxxxxxxx	11.459.870
Movements during the period			
Acquisitions, including produced fixed assets	8021	3.192.009	
Sales and disposals	8031		
Transfers from one heading to another (+)/(-)	8041		
Acquisition value at the end of the period	8051	14.651.879	
Depreciation and amounts written down at the end of the period	8121P	xxxxxxxxxxxxxxx	9.950.228
Movements during the period			
Recorded	8071	1.426.963	
Written back	8081		
Acquisitions from third parties	8091		
Cancelled owing to sales and disposals	8101		
Transfers from one heading to another (+)/(-)	8111		
Depreciation and amounts written down at the end of the period	8121	11.377.191	
NET BOOK VALUE AT THE END OF THE PERIOD	210	3.274.688	

	Codes	Period	Previous period
CONCESSIONS, PATENTS, LICENCES, KNOWHOW, BRANDS AND SIMILAR RIGHTS			
Acquisition value at the end of the period	8052P	xxxxxxxxxxxxxxx	57.168.163
Movements during the period			
Acquisitions, including produced fixed assets	8022	17.796.070	
Sales and disposals	8032	758.557	
Transfers from one heading to another (+)/(-)	8042	378.841	
Acquisition value at the end of the period	8052	74.584.517	
Depreciation and amounts written down at the end of the period	8122P	xxxxxxxxxxxxxxx	45.427.752
Movements during the period			
Recorded	8072	6.466.785	
Written back	8082		
Acquisitions from third parties	8092		
Cancelled owing to sales and disposals	8102	755.219	
Transfers from one heading to another (+)/(-)	8112		
Depreciation and amounts written down at the end of the period	8122	51.139.318	
NET BOOK VALUE AT THE END OF THE PERIOD	211	23.445.199	

	Codes	Period	Previous period
GOODWILL			
Acquisition value at the end of the period	8053P	xxxxxxxxxxxxxxx	
Movements during the period			
Acquisitions, including produced fixed assets	8023		
Sales and disposals	8033		
Transfers from one heading to another (+)/(-)	8043		
Acquisition value at the end of the period	8053		
Depreciation and amounts written down at the end of the period	8123P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8073		
Written back	8083		
Acquisitions from third parties	8093		
Cancelled owing to sales and disposals	8103		
Transfers from one heading to another (+)/(-)	8113		
Depreciation and amounts written down at the end of the period	8123		
NET BOOK VALUE AT THE END OF THE PERIOD	212		

	Codes	Period	Previous period
ADVANCE PAYMENTS			
Acquisition value at the end of the period	8054P	xxxxxxxxxxxxxxx	
Movements during the period			
Acquisitions, including produced fixed assets	8024		
Sales and disposals	8034		
Transfers from one heading to another (+)/(-)	8044		
Acquisition value at the end of the period	8054		
Depreciation and amounts written down at the end of the period	8124P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8074		
Written back	8084		
Acquisitions from third parties	8094		
Cancelled owing to sales and disposals	8104		
Transfers from one heading to another (+)/(-)	8114		
Depreciation and amounts written down at the end of the period	8124		
NET BOOK VALUE AT THE END OF THE PERIOD	213		

STATEMENT OF TANGIBLE FIXED ASSETS

	Codes	Period	Previous period
LAND AND BUILDINGS			
Acquisition value at the end of the period	8191P	xxxxxxxxxxxxxxx	226.559.842
Movements during the period			
Acquisitions, including produced fixed assets	8161	10.870.353	
Sales and disposals	8171	776.898	
Transfers from one heading to another (+)/(-)	8181	9.292.751	
Acquisition value at the end of the period	8191	245.946.048	
Revaluation surpluses at the end of the period	8251P	xxxxxxxxxxxxxxx	8.923.701
Movements during the period			
Recorded	8211		
Acquisitions from third parties	8221		
Cancelled	8231	1.216.873	
Transfers from one heading to another (+)/(-)	8241		
Revaluation surpluses at the end of the period	8251	7.706.828	
Depreciation and amounts written down at the end of the period	8321P	xxxxxxxxxxxxxxx	137.765.580
Movements during the period			
Recorded	8271	9.796.843	
Written back	8281		
Acquisitions from third parties	8291		
Cancelled owing to sales and disposals	8301	376.183	
Transfers from one heading to another (+)/(-)	8311	18.376	
Depreciation and amounts written down at the end of the period	8321	147.204.616	
NET BOOK VALUE AT THE END OF THE PERIOD	(22)	106.448.260	

	Codes	Period	Previous period
PLANT, MACHINERY AND EQUIPMENT			
Acquisition value at the end of the period	8192P	xxxxxxxxxxxxxxx	537.919.762
Movements during the period			
Acquisitions, including produced fixed assets	8162	30.243.415	
Sales and disposals	8172	12.157.314	
Transfers from one heading to another (+)/(-)	8182	23.677.647	
Acquisition value at the end of the period	8192	579.683.510	
Revaluation surpluses at the end of the period	8252P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8212		
Acquisitions from third parties	8222		
Cancelled	8232		
Transfers from one heading to another (+)/(-)	8242		
Revaluation surpluses at the end of the period	8252		
Depreciation and amounts written down at the end of the period	8322P	xxxxxxxxxxxxxxx	433.378.481
Movements during the period			
Recorded	8272	27.751.349	
Written back	8282		
Acquisitions from third parties	8292		
Cancelled owing to sales and disposals	8302	11.769.650	
Transfers from one heading to another (+)/(-)	8312	-18.375	
Depreciation and amounts written down at the end of the period	8322	449.341.805	
NET BOOK VALUE AT THE END OF THE PERIOD	(23)	130.341.705	

FURNITURE AND VEHICLES

	Codes	Period	Previous period
Acquisition value at the end of the period	8193P	xxxxxxxxxxxxxxx	46.512.771
Movements during the period			
Acquisitions, including produced fixed assets	8163	3.629.287	
Sales and disposals	8173	2.971.977	
Transfers from one heading to another (+)/(-)	8183	804.670	
Acquisition value at the end of the period	8193	47.974.751	
Revaluation surpluses at the end of the period	8253P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8213		
Acquisitions from third parties	8223		
Cancelled	8233		
Transfers from one heading to another (+)/(-)	8243		
Revaluation surpluses at the end of the period	8253		
Depreciation and amounts written down at the end of the period	8323P	xxxxxxxxxxxxxxx	39.238.460
Movements during the period			
Recorded	8273	3.501.493	
Written back	8283		
Acquisitions from third parties	8293		
Cancelled owing to sales and disposals	8303	2.804.406	
Transfers from one heading to another (+)/(-)	8313		
Depreciation and amounts written down at the end of the period	8323	39.935.547	
NET BOOK VALUE AT THE END OF THE PERIOD	(24)	8.039.204	

	Codes	Period	Previous period
LEASING AND SIMILAR RIGHTS			
Acquisition value at the end of the period	8194P	xxxxxxxxxxxxxxx	
Movements during the period			
Acquisitions, including produced fixed assets	8164		
Sales and disposals	8174		
Transfers from one heading to another (+)/(-)	8184		
Acquisition value at the end of the period	8194		
Revaluation surpluses at the end of the period	8254P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8214		
Acquisitions from third parties	8224		
Cancelled	8234		
Transfers from one heading to another (+)/(-)	8244		
Revaluation surpluses at the end of the period	8254		
Depreciation and amounts written down at the end of the period	8324P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8274		
Written back	8284		
Acquisitions from third parties	8294		
Cancelled owing to sales and disposals	8304		
Transfers from one heading to another (+)/(-)	8314		
Depreciation and amounts written down at the end of the period	8324		
NET BOOK VALUE AT THE END OF THE PERIOD	(25)		
WHEREOF			
Land and buildings	250		
Plant, machinery and equipment	251		
Furniture and vehicles	252		

	Codes	Period	Previous period
OTHER TANGIBLE FIXED ASSETS			
Acquisition value at the end of the period	8195P	xxxxxxxxxxxxxxx	12.264.847
Movements during the period			
Acquisitions, including produced fixed assets	8165		
Sales and disposals	8175	186.552	
Transfers from one heading to another (+)/(-)	8185		
Acquisition value at the end of the period	8195	12.078.295	
Revaluation surpluses at the end of the period	8255P	xxxxxxxxxxxxxxx	601.050
Movements during the period			
Recorded	8215		
Acquisitions from third parties	8225		
Cancelled	8235		
Transfers from one heading to another (+)/(-)	8245		
Revaluation surpluses at the end of the period	8255	601.050	
Depreciation and amounts written down at the end of the period	8325P	xxxxxxxxxxxxxxx	11.647.535
Movements during the period			
Recorded	8275	130.786	
Written back	8285		
Acquisitions from third parties	8295		
Cancelled owing to sales and disposals	8305	162.187	
Transfers from one heading to another (+)/(-)	8315		
Depreciation and amounts written down at the end of the period	8325	11.616.134	
NET BOOK VALUE AT THE END OF THE PERIOD	(26)	1.063.211	

ASSETS UNDER CONSTRUCTION AND ADVANCED PAYMENTS

	Codes	Period	Previous period
Acquisition value at the end of the period	8196P	xxxxxxxxxxxxxxx	37.861.013
Movements during the period			
Acquisitions, including produced fixed assets	8166	33.632.832	
Sales and disposals	8176	445.000	
Transfers from one heading to another (+)/(-)	8186	-34.153.909	
Acquisition value at the end of the period	8196	36.894.936	
Revaluation surpluses at the end of the period	8256P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8216		
Acquisitions from third parties	8226		
Cancelled	8236		
Transfers from one heading to another (+)/(-)	8246		
Revaluation surpluses at the end of the period	8256		
Depreciation and amounts written down at the end of the period	8326P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8276		
Written back	8286		
Acquisitions from third parties	8296		
Cancelled owing to sales and disposals	8306		
Transfers from one heading to another (+)/(-)	8316		
Depreciation and amounts written down at the end of the period	8326		
NET BOOK VALUE AT THE END OF THE PERIOD	(27)	36.894.936	

STATEMENT OF FINANCIAL FIXED ASSETS

	Codes	Period	Previous period
AFFILIATED ENTERPRISES - PARTICIPATING INTERESTS AND SHARES			
Acquisition value at the end of the period	8391P	xxxxxxxxxxxxxxx	3.191.661.747
Movements during the period			
Acquisitions, including produced fixed assets	8361	355.878.000	
Sales and disposals	8371	225.842.194	
Transfers from one heading to another (+)/(-)	8381	-115.272.412	
Acquisition value at the end of the period	8391	3.206.425.141	
Revaluation surpluses at the end of the period	8451P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8411		
Acquisitions from third parties	8421		
Cancelled	8431		
Transfers from one heading to another (+)/(-)	8441		
Revaluation surpluses at the end of the period	8451		
Amounts written down at the end of the period	8521P	xxxxxxxxxxxxxxx	75.970.225
Movements during the period			
Recorded	8471	14.875.680	
Written back	8481		
Acquisitions from third parties	8491		
Cancelled owing to sales and disposals	8501	326.417	
Transfers from one heading to another (+)/(-)	8511	-28.879.381	
Amounts written down at the end of the period	8521	61.640.107	
Uncalled amounts at the end of the period	8551P	xxxxxxxxxxxxxxx	
Movements during the period (+)/(-)	8541	49.975.000	
Uncalled amounts at the end of the period	8551	49.975.000	
NET BOOK VALUE AT THE END OF THE PERIOD	(280)	3.094.810.034	
AFFILIATED ENTERPRISES - AMOUNTS RECEIVABLE			
NET BOOK VALUE AT THE END OF THE PERIOD	281P	xxxxxxxxxxxxxxx	
Movements during the period			
Additions	8581		
Repayments	8591		
Amounts written down	8601		
Amounts written back	8611		
Exchange differences (+)/(-)	8621		
Other (+)/(-)	8631		
NET BOOK VALUE AT THE END OF THE PERIOD	(281)		
ACCUMULATED AMOUNTS WRITTEN OFF ON AMOUNTS RECEIVABLE AT THE END OF THE PERIOD	8651		

	Codes	Period	Previous period
OTHER ENTERPRISES LINKED BY PARTICIPATING INTERESTS - PARTICIPATING INTERESTS AND SHARES			
Acquisition value at the end of the period	8392P	xxxxxxxxxxxxxxx	1.695.407
Movements during the period			
Acquisitions, including produced fixed assets	8362		
Sales and disposals	8372		
Transfers from one heading to another (+)/(-)	8382		
Acquisition value at the end of the period	8392	1.695.407	
Revaluation surpluses at the end of the period	8452P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8412		
Acquisitions from third parties	8422		
Cancelled	8432		
Transfers from one heading to another (+)/(-)	8442		
Revaluation surpluses at the end of the period	8452		
Amounts written down et the end of the period	8522P	xxxxxxxxxxxxxxx	1.547.789
Movements during the period			
Recorded	8472		
Written back	8482		
Acquisitions from third parties	8492		
Cancelled owing to sales and disposals	8502		
Transfers from one heading to another (+)/(-)	8512		
Amounts written down at the end of the period	8522	1.547.789	
Uncalled amounts at the end of the period	8552P	xxxxxxxxxxxxxxx	16.253
Movements during the period (+)/(-)	8542		
Uncalled amounts at the end of the period	8552	16.253	
NET BOOK VALUE AT THE END OF THE PERIOD	(282)	131.365	
OTHER ENTERPRISES LINKED BY PARTICIPATING INTERESTS - AMOUNTS RECEIVABLE			
NET BOOK VALUE AT THE END OF THE PERIOD	283P	xxxxxxxxxxxxxxx	
Movements during the period			
Additions	8582		
Repayments	8592		
Amounts written down	8602		
Amounts written back	8612		
Exchange differences (+)/(-)	8622		
Other (+)/(-)	8632		
NET BOOK VALUE AT THE END OF THE PERIOD	(283)		
ACCUMULATED AMOUNTS WRITTEN OFF ON AMOUNTS RECEIVABLE AT THE END OF THE PERIOD	8652		

	Codes	Period	Previous period
OTHER ENTERPRISES - PARTICIPATING INTERESTS AND SHARES			
Acquisition value at the end of the period	8393P	xxxxxxxxxxxxxxx	15.968.622
Movements during the period			
Acquisitions, including produced fixed assets	8363	398.412	
Sales and disposals	8373	1.464	
Transfers from one heading to another (+)/(-)	8383	115.272.412	
Acquisition value at the end of the period	8393	131.637.982	
Revaluation surpluses at the end of the period	8453P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8413		
Acquisitions from third parties	8423		
Cancelled	8433		
Transfers from one heading to another (+)/(-)	8443		
Revaluation surpluses at the end of the period	8453		
Amounts written down at the end of the period	8523P	xxxxxxxxxxxxxxx	3.893.423
Movements during the period			
Recorded	8473	78.837.016	
Written back	8483		
Acquisitions from third parties	8493		
Cancelled owing to sales and disposals	8503		
Transfers from one heading to another (+)/(-)	8513	28.879.381	
Amounts written down at the end of the period	8523	111.609.820	
Uncalled amounts at the end of the period	8553P	xxxxxxxxxxxxxxx	8.407
Movements during the period (+)/(-)	8543		
Uncalled amounts at the end of the period	8553	8.407	
NET BOOK VALUE AT THE END OF THE PERIOD	(284)	20.019.755	
OTHER ENTERPRISES - AMOUNTS RECEIVABLE			
NET BOOK VALUE AT THE END OF THE PERIOD	285/8P	xxxxxxxxxxxxxxx	239.633
Movements during the period			
Additions	8583	351.349	
Repayments	8593		
Amounts written down	8603		
Amounts written back	8613		
Exchange differences (+)/(-)	8623		
Other (+)/(-)	8633		
NET BOOK VALUE AT THE END OF THE PERIOD	(285/8)	590.982	
ACCUMULATED AMOUNTS WRITTEN OFF ON AMOUNTS RECEIVABLE AT THE END OF THE PERIOD	8653		

INFORMATION RELATING TO THE SHARE IN THE CAPITAL

SHARE IN THE CAPITAL AND OTHER RIGHTS IN OTHER COMPANIES

List of both enterprises in wich the enterprise holds a participating interest (recorded in the heading 28 of assets) and other enterprises in which the enterprise holds rights (recorded in the headings 28 and 50/53 of assets) in the amount of at least 10% of the capital issued.

NAME, full address of the REGISTERED OFFICE and for the enterprise governed by Belgian law, the COMPANY NUMBER	Shares held by			Information from the most recent period for which annual accounts are available			
	directly		subsidiaries	Primary financial statement	Monetary unit	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in monetary units)	
Umicore France PLC Les Mercuriales tour du ponant r J Jaures 40 93176 BAGNOLET CEDEX France 10342965001	1520000	100,00	0,00	31/12/2008	EUR	63.086.697	1.652.285
Umicore Marketing Services Belgium PLC Rue du Marais 31 1000 Brussel-Stad Belgium 0402.964.625	256117	100,00	0,00	31/12/2008	EUR	92.461.412	6.621.985
Umicore Long Term Finance PLC rue du Marais 31 1000 Brussel 1 Belgium 0404.867.211	221889	99,95	0,05	31/12/2008	EUR	187.502.750	5.844.307
	0	0,00	0,00				
Umicore Engineering PLC rue du Marais 31 1000 Brussel 1 Belgium 0422.631.473	106853	99,99	0,01	31/12/2008	EUR	22.098.906	998.808
Umicore Building Products Italia FC Via Fieno 8 20123 Milano Italy 05075280155	249999	99,99	0,01	31/12/2008	EUR	620.841	4.042
Umicore Finance PLC rue du Marais 31 1000 Brussel 1 Belgium 0402.343.924	2019739	100,00	0,00	31/12/2008	EUR	101.970.698	5.031.449
Umicore Finance UK FC Fetter Lane 100 EC4A1BN London United Kingdom 740577036	11600000	100,00	0,00	31/12/2008	GBP	3.102.270	54.718

INFORMATION RELATING TO THE SHARE IN THE CAPITAL

SHARE IN THE CAPITAL AND OTHER RIGHTS IN OTHER COMPANIES

NAME, full address of the REGISTERED OFFICE and for the enterprise governed by Belgian law, the COMPANY NUMBER	Shares held by			Information from the most recent period for which annual accounts are available			
	directly		subsidiaries	Primary financial statement	Monetary unit	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in monetary units)	
Umicore Financial Services PLC rue du Marais 31 1000 Brussel 1 Belgium 0428.179.081	365433	59,98	40,02	31/12/2008	EUR	1.905.928.163	97.134.478
Umicore MS Lusitana FC Travessa do Padrao Freguessia de Perafita 4455524 Perafita(Concelho de Matosinhos) Portugal 505683155	914	1,73	98,27	31/12/2008	EUR	180.108	53.229
Umicore USA Inc FC Zinc Plant Road 1800 37041- 1104 Claksvillle-Tennessee United States of America	483	100,00	0,00	31/12/2008	USD	225.951.371	37.355.961
Umicore Shanghai FC Changshi Road 250 201600 Shanghai (Songjiang County) China	49350000	75,00	0,00	31/12/2008	CNY	94.408.418	11.568.073
Umicore South Africa FC 8 Penny Road Roodepoort (PO Box 11234 1725 1514 Rynfield South Africa	750	100,00	0,00	31/12/2008	ZAR	-11.368.321	-6.254.474
Umicore Building Products Scandinavia FC Knudlundvej 8 8653 Them Denmark	1499	99,93	0,07	31/12/2008	DKK	10.532.821	643.764
Umicore MS Polska FC Ul Biala 4 00-895 Warsaw Poland	2248	100,00	0,00	31/12/2008	PLN	1.088.707	-323.925

INFORMATION RELATING TO THE SHARE IN THE CAPITAL

SHARE IN THE CAPITAL AND OTHER RIGHTS IN OTHER COMPANIES

NAME, full address of the REGISTERED OFFICE and for the enterprise governed by Belgian law, the COMPANY NUMBER	Shares held by			Information from the most recent period for which annual accounts are available			
	directly		subsidiaries	Primary financial statement	Monetary unit	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in monetary units)	
Unimet FC Ave Constitucion Monterrey-Estado de Nueve Leon Mexico	4500	100,00	0,00	31/12/2008	MXN	2.722.558	-163.540
Umicore Autocatalyst Recycling Belgium PLC Greinerstraat 14 2660 Hoboken (Antwerpen) Belgium 0466.261.083	6249	99,98	0,02	31/12/2008	EUR	249.860	31.699
Umicore MS Taiwan FC Keelung Road Sec 2 -16F-2 189 Taipei Taiwan	500000	100,00	0,00	31/12/2008	TWD	13.836.724	2.331.904
Umicore Korea Limited FC Chaam-Dong 410 Chonan-shi Ciry-Chungcheongnam-do South Korea	1749999	100,00	0,00	31/12/2008	KRW	57.971.428.789	13.864.494.178
Umicore Coating Services FC Kinnoull Street DD2 3ED Dundee United Kingdom 503006805	700000	74,23	25,77	31/12/2008	GBP	1.248.818	199.614
Umicore Australia FC Somerville Road 414 3012 Tottenham - Victoria Australia	10000	100,00	0,00	31/12/2008	AUD	20.309.887	6.345.772
Umicore Holdings Philippines FC 5th Floor, LTA Building - Perea Street 118 Legaspi Village - Makati City Philippines	1536562	99,99	0,01	31/12/2008	PHP	154.331.453	3.007
Umicore Building Products Iberica FC S/N Poligono industrial Cova Solera 08191 Rubi (Barcelonap) Spain En demande				31/12/2008	EUR	789.720	103.578

INFORMATION RELATING TO THE SHARE IN THE CAPITAL

SHARE IN THE CAPITAL AND OTHER RIGHTS IN OTHER COMPANIES

NAME, full address of the REGISTERED OFFICE and for the enterprise governed by Belgian law, the COMPANY NUMBER	Shares held by			Information from the most recent period for which annual accounts are available			
	directly		subsi-diaries	Primary financial statement	Mone-tary unit	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in monetary units)	
	320000	100,00	0,00				
Umicore Holding 1 Germany Gmbh FC Hafenstrasse 280 45356 Essen Germany				31/12/2008	EUR	315.023.964	-1.031.039
	100	100,00	0,00				
Umicore Holding 2 Germany Gmbh FC Hafenstrasse 280 45356 Essen Germany				31/12/2008	EUR	35.499.866	24.472
	100	100,00	0,00				
Umicore Finance Luxembourg PLC rue Aldringen 14 1118 Luxembourg Luxembourg				31/12/2008	EUR	1.183.423.155	83.127.921
	9999995	100,00	0,00				
Umicore Building Products CZ FC Pod Visöovkou 1661 , box 31 140 00 Prague 4 Czech Republic				31/12/2008	CZK	163.197	-346.974
	100	100,00	0,00				
Umicore MS Australia PTY LTD FC St Kilda Road Towers 606 3004 Melbourne - Victoria Australia				31/12/2008	AUD	1.429.476	679.887
	100	100,00	0,00				
Rezinal PLC Industriezone West 3550 Heusden (Limb.) Belgium 0414.089.040				31/12/2008	EUR	11.106.237	-1.075.710
	15000	50,00	0,00				
Industrias Electro Quimicas SA FC Avenida Elmer Faucett 1920 Callao 1 Peru				31/12/2008	PEN	78.333.970	7.212.166
	18464806	40,00	0,00				

INFORMATION RELATING TO THE SHARE IN THE CAPITAL

SHARE IN THE CAPITAL AND OTHER RIGHTS IN OTHER COMPANIES

NAME, full address of the REGISTERED OFFICE and for the enterprise governed by Belgian law, the COMPANY NUMBER	Shares held by			Information from the most recent period for which annual accounts are available			
	directly		subsidiaries	Primary financial statement	Monetary unit	Capital and reserves	Net result
	Number	%	%			(+) or (-) *(in monetary units)*	
Todini AND Co FC Via Larga 8 Milano Italy 10722620159	720000	40,00	0,00	31/12/2008	EUR	5.460.593	2.060.901
Umicore Finance Norway FC Hoffsgate 10 3262 LARVIK Norway	12240	100,00	0,00	31/12/2008	NOK	79.165.341	-33.698
Umicore Specialty Materials Brugge PLC Kleine Pathoekeweg 82 8000 Brugge Belgium 0405.150.984 ordinary shares	1499	99,93	0,00	31/12/2008	EUR	7.654.670	734.308
Umicore Oxide Belgium PLC Industriezone Zolder-Lummen Zuid 3550 Heusden-Zolder Belgium 0438,933.809	1199	99,92	0,00	31/12/2008	EUR	3.561.333	280.017

COMPANIES TO WHICH THE ENTERPRISE IS UNLIMITED LIABLE AS A QUALIFIED PARTNER OR MEMBER

The annual accounts of any enterprise to which the enterprise is unlimited liable will be added to the present accounts and published jointly. Departure from that requirement will be mentioned in the second column referring to the appropiate code (A or B), explained hereafter.

The annual account of the enterprise:

A. will be published through a deposition in the National Bank of Belgium;
B. will be published effectively in another member state of the EC pursuant to the directive 68/151/EEG
C. will be fully or proportionally consolidated in the consolidated annual statements of the enterprise which is prepared, audited and published pursuant to the provision of Company Law on the consolidated annual accounts of enterprises.

NAME, full address of the REGISTERED OFFICE, LEGAL FORM and for the enterprise governed by Belgian law, COMPANY NUMBER	Code, if any

OTHER INVESTMENTS AND DEPOSIT, DEFFERED CHARGES AND ACCRUED INCOME (ASSETS)

	Codes	Period	Previous period
INVESTMENTS: OTHER INVESTMENTS AND DEPOSITS			
Shares	51	31.378	38.830
Book value increased with the uncalled amount	8681	31.378	38.830
Uncalled amount	8682		
Fixed income securities	52	2.727	2.727
Fixed income securities issued by credit institutions	8684		
Fixed term deposit with credit institutions	53		
Falling due			
less or up to one month	8686		
between one month and one year	8687		
over one year	8688		
Other investments not yet shown seperately	8689		

	Period
DEFFERED CHARGES AND ACCRUED INCOME	
Allocation of heading 490/1 of assets if the amount is significant.	
Other deferred charges	1.461.710
Profit/lost on currency hedging	6.296.118

STATEMENT OF CAPITAL AND STRUCTURE OF SHAREHOLDINGS

STATEMENT OF CAPITAL

Social capital

	Codes	Period	Previous period
Issued capital at the end of the period	100P	XXXXXXXXXXXXXX	466.558.243
Issued capital at the end of the period	(100)	500.000.000	

	Codes	Amounts	Number of shares
Changes during the period:			
05/02/2008 - transfert to non taxable reserves		-55.318.114	
05/02/2008 - Capital increase		88.759.871	
05/02/2008 - Own shares cancellation			-1.197.325
29/02/2008 - split shares 25.000.000 X 5 = 125.000.000			125.000.000
09/12/2008 - Own shares cancellation			-5.000.000
29/02/2008 - Split shares 25.000.000			-25.000.000
Structure of the capital			
Different categories of shares			
Ordinary Shares		500.000.000	120.000.000
Registered	8702	XXXXXXXXXXXXXX	204.160
Bearer	8703	XXXXXXXXXXXXXX	119.795.840

Capital not paid

	Codes	Uncalled capital	Capital called, but not paid
Uncalled capital	(101)		XXXXXXXXXXXXXX
Capital called, but not paid	8712	XXXXXXXXXXXXXX	
Shareholders having yet to pay up in full			

STATEMENT OF CAPITAL AND STRUCTURE OF SHAREHOLDINGS

	Codes	Period
OWN SHARES		
Held by the company itself		
Amount of capital held	8721	32.323.842
Number of shares held	8722	7.757.722
Held by the subsidiaries		
Amount of capital held	8731	
Number of shares held	8732	
Commitments to issue shares		
Following the exercising of CONVERSION RIGHTS		
Amount of outstanding convertible loans	8740	
Amount of capital to be subscribed	8741	
Corresponding maximum number of shares to be issued	8742	
Following the exercising of SUBSCRIPTION RIGHTS		
Number of outstanding subscription rights	8745	
Amount of capital to be subscribed	8746	
Corresponding maximum number of shares to be issued	8747	
Authorized capital, not issued	8751	46.000.000

	Codes	Period
Shared issued, not representing capital		
Distribution		
Number of shares held	8761	
Number of voting rights attached thereto	8762	
Allocation by shareholder		
Number of shares held by the company itself	8771	
Number of shares held by its subsidairies	8781	

STRUCTURE OF SHAREHOLDINGS OF THE ENTERPRISE AS AT THE ANNUAL BALANCING OF THE BOOKS, AS IT APPEARS FROM THE STATEMENT RECEIVED BY THE ENTERPRISE

	Number shares	% capital
Companies association (Parfina & Bank Degroof)	3.825.000	3.19
Other shareholders	100.422.761	83.69
Titles detained by Umicore	7.757.722	6.46
Barclays Bank	3.827.509	3.19
Threadneedle Asset Management Holdings Ltd.	4.167.008	3.47
	120.000.000	100.00

PROVISIONS FOR OTHER LIABILITIES AND CHARGES

ALLOCATION OF THE HEADING 163/5 OF LIABILITIES IF THE AMOUNT IS CONSIDERABLE

	Period
Protection of the environment	59.339.746
Sundry litigations and sundry risks	3.507.116
Premiums 25 years service	1.663.856

STATEMENT OF AMOUNTS PAYABLE, ACCRUED CHARGES AND DEFERRED INCOME

ANALYSIS BY CURRENT PORTIONS OF AMOUNTS INITIALLY PAYABLE AFTER MORE THAN ONE YEAR

	Codes	Period
Amounts payable after more than one year, not more than one year		
Financial debts	8801	150.000.000
Subordinated loans	8811	
Unsubordinated debentures	8821	
Leasing and other similar obligations	8831	
Credit institutions	8841	
Other loans	8851	150.000.000
Trade debts	8861	
Suppliers	8871	
Bills of exchange payable	8881	
Advance payments received on contracts in progress	8891	
Other amounts payable	8901	
Total amounts payable after more than one year, not more than one year	(42)	150.000.000
Amounts payable after more than one year, between one and five years		
Financial debts	8802	1.153.000.000
Subordinated loans	8812	
Unsubordinated debentures	8822	
Leasing and other similar obligations	8832	
Credit institutions	8842	235.000.000
Other loans	8852	918.000.000
Trade debts	8862	74.368
Suppliers	8872	74.368
Bills of exchange payable	8882	
Advance payments received on contracts in progress	8892	
Other amounts payable	8902	
Total amounts payable after more than one year, between one and five years	8912	1.153.074.368
Amounts payable after more than one year, over five years		
Financial debts	8803	
Subordinated loans	8813	
Unsubordinated debentures	8823	
Leasing and other similar obligations	8833	
Credit institutions	8843	
Other loans	8853	
Trade debts	8863	
Suppliers	8873	
Bills of exchange payable	8883	
Advance payments received on contracts in progress	8893	
Other amounts payable	8903	
Total amounts payable after more than one year, over five years	8913	

	Codes	Period
AMOUNTS PAYABLE GUARANTEED *(headings 17 and 42/48 of liabilities)*		
Amounts payable guaranteed by Belgian public authorities		
Financial debts	8921	
Subordinated loans	8931	
Unsubordinated debentures	8941	
Leasing and other similar obligations	8951	
Credit institutions	8961	
Other loans	8971	
Trade debts	8981	
Suppliers	8991	
Bills of exchange payable	9001	
Advance payments received on contracts in progress	9011	
Remuneration and social security	9021	
Other amounts payable	9051	
Total amounts payable guaranteed by Belgian public authorities	9061	
Amounts payable guaranteed by real guarantees given or irrevocably promised by the enterprise on its own assets		
Financial debts	8922	
Subordinated loans	8932	
Unsubordinated debentures	8942	
Leasing and other similar obligations	8952	
Credit institutions	8962	
Other loans	8972	
Trade debts	8982	
Suppliers	8992	
Bills of exchange payable	9002	
Advance payments received on contracts in progress	9012	
Taxes, remuneration and social security	9022	
Taxes	9032	
Remuneration and social security	9042	
Other amounts payable	9052	
Total amounts payable guaranteed by real guarantees given or irrevocably promised by the enterprise on its own assets	9062	
AMOUNTS PAYABLE FOR TAXES, REMUNERATION AND SOCIAL SECURITY		
Taxes *(heading 450/3 of the liabilities)*		
Expired taxes payable	9072	
Non expired taxes payable	9073	15.612.344
Estimated taxes payable	450	
Remuneration and social security *(heading 454/9 of the liabilities)*		
Amount **due** to the National Office of Social Security	9076	
Other amounts payable relating to remuneration and social security	9077	47.940.861

ACCRUED CHARGES AND DEFERRED INCOME

	Period
Allocation of the heading 492/3 of liabilities if the amount is considerable	
Deferred income	11.245.255
Treatment charges	28.666.779
Other accrued charges	10.156.909

OPERATING RESULTS

	Codes	Period	Previous period
OPERATING INCOME			
Net turnover			
Broken down by categories of activity			
Allocation into geographical markets			
Other operating income			
Total amount of subsidies and compensatory amounts obtained from public authorities	740	2.996.226	1.713.064
OPERATING COSTS			
Employees recorded in the personnel register			
Total number at the closing date	9086	2.915	2.777
Average number of employees calculated in full-time equivalents	9087	2.780,7	2.617,2
Number of actual worked hours	9088	4.814.223	4.602.689
Personnel costs			
Remuneration and direct social benefits	620	143.122.036	133.458.455
Employers' social security contributions	621	54.916.003	52.786.180
Employers' premiums for extra statutory insurances	622	16.567.964	18.814.178
Other personnel costs	623	5.010.252	5.494.038
Old-age and widows' pensions	624	5.434.855	5.608.280
Provisions for pensions			
Additions (uses and write-back) (+)/(-)	635	-5.816.752	-16.181.059
Amounts written off			
Stocks and contracts in progress			
Recorded	9110	3.708.786	24.794
Written back	9111		
Trade debtors			
Recorded	9112	447.710	37.318
Written back	9113		18.572
Provisions for risks and charges			
Additions	9115	31.007.396	20.248.572
Uses and write-back	9116	46.309.009	38.596.574
Other operating charges			
Taxes related to operation	640	2.864.092	8.137.124
Other charges	641/8	6.697.777	7.859.876
Hired temporary staff and persons placed at the enterprise's disposal			
Total number at the closing date	9096	25	27
Average number calculated as full-time equivalents	9097	46,5	46,6
Number of actual worked hours	9098	91.829	92.121
Charges to the enterprise	617	3.090.949	2.904.312

FINANCIAL AND EXTRAORDINARY RESULTS

	Codes	Period	Previous period
FINANCIAL RESULTS			
Other financial income			
Amount of subsidies granted by public authorities, credited to income for the period			
Capital subsidies	9125	205.085	62.045
Interest subsidies	9126		
Allocation of other financial income			
Exchange variances and differences		38.516.204	31.864.392
Sundry financial income		5.509.786	6.394.167
Financ.customers and int. for late payment		8.778	6.366
Amounts written down off loan issue expenses and repayment premiums	6501		
Interests recorded as assets	6503		
Value adjustments to current assets			
Appropriations	6510	64.644.940	
Write-backs	6511	8.962	34.990
Other financial charges			
Amount of the discount borne by the enterprise, as a result of negotiating amounts receivable	653	1.493.041	2.034.203
Provisions of a financial nature			
Appropriations	6560		
Uses and write-backs	6561		
Allocation of other financial income			
Exchange variances and differences		37.401.682	31.947.231
Sundry financial costs		5.466.046	7.207.505

	Period
EXTRAORDINARY RESULTS	
Allocation other extraordinary income	
Allocation other extraordinary charges	

INCOME TAXES AND OTHER TAXES

	Codes	Period
INCOME TAX		
Income taxes on the result of the current period	9134	174.662
Income taxes paid and withholding taxes due or paid	9135	699.848
Excess of income tax prepayments and withholding taxes recorded under assets	9136	525.186
Estimated additional taxes	9137	
Income taxes on previous periods	9138	
Taxes and withholding taxes due or paid	9139	
Estimated additional taxes estimated or provided for	9140	
In so far as income taxes of the current period are materially affected by differences between the profit before taxes, as stated in the annual accounts, and the estimated taxable profit		
Taxable provisions and hidden reserves		50.348.928
Non deductible charges		99.213.688
Already taxed dividends		144.354.571
Depreciation own shares		64.669.847

An indication of the effect of extraordinary results on the amount of income taxes relating to the current period

	Codes	Period
Status of deferred taxes		
Deferred taxes representing assets	9141	179.430.982
Accumulated tax losses deductible from future taxable profits	9142	70.796.714
Other deferred taxes representing assets		
Investment deductions		11.620.497
Taxable provisions and hidden reserves		96.641.584
Deferred taxes representing liabilities	9144	
Allocation of deferred taxes representing liabilities		
Taxfree reserves		153.553.867

	Codes	Period	Previous Period
THE TOTAL AMOUNT OF VALUE ADDED TAX AND TAXES BORNE BY THIRD PARTIES			
The total amount of value added tax charged			
To the enterprise (deductible)	9145	278.840.708	266.802.854
By the enterprise	9146	252.610.544	250.364.089
Amounts retained on behalf of third parties for			
Payroll withholding taxes	9147	36.637.943	36.199.600
Withholding taxes on investment income	9148	11.035.495	7.717.620

RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET

	Code	Period
PERSONAL GUARANTEES GIVEN OR IRREVOCABLY PROMISED BY THE ENTERPRISE AS SECURITY FOR DEBTS AND COMMITMENTS OF THIRD PARTIES	9149	
Of which		
Bills of exchange in circulation endorsed by the enterprise	9150	
Bills of exchange in circulation drawn or guaranteed by the enterprise	9151	
Maximum amount for which other debts or commitments of third parties are guaranteed by the enterprise	9153	
REAL GUARANTEES		
Real guarantees given or irrevocably promised by the enterprise on its own assets as a security of debts and commitments from the enterprise		
Mortgages		
Book value of the immovable proporties mortgaged	9161	
Amount of registration	9171	
Pledging on goodwill - amount of registration	9181	
Pledging of other assets - Book value of other assets pledged	9191	
Guarantees provided on future assets - Amount of assets involved	9201	
Real guarantees given or irrevocably promised by the enterprise on its own assets as a security of debts and commitments from third parties		
Mortgages		
Book value of the immovable proporties mortgaged	9162	
Amount of registration	9172	
Pledging on goodwill - amount of registration	9182	
Pledging of other assets - Book value of other assets pledged	9192	
Guarantees provided on future assets - Amount of assets involved	9202	
GOODS AND VALUES, NOT DISCLOSED IN THE BALANCE SHEET, HELD BY THIRD PARTIES IN THEIR OWN NAME BUT AT RISK TO AND FOR THE BENEFIT OF THE ENTERPRISE		
SUBSTANCIAL COMMITMENTS TO ACQUIRE FIXED ASSETS		
SUBSTANCIAL COMMITMENTS TO DISPOSE FIXED ASSETS		
FORWARD TRANSACTIONS		
Goods purchased (to be received)	9213	35.090.120
Goods sold (to be delivered)	9214	266.463.618
Currencies purchased (to be received)	9215	321.813.692
Currencies sold (to be delivered)	9216	651.556.372

INFORMATION RELATING TO TECHNICAL GUARANTEES, IN RESPECT OF SALES OR SERVICES

INFORMATION CONCERNING IMPORTANT LITIGATION AND OTHER COMMITMENTS NOT MENTIONED ABOVE

Lease-out metals	96.587.937,06
Metals owned by parties for tolling	272.750.492,69
Lease-in metals	34.711.144,65
Interest Swaps	86.000.000,00
Bankgarantees	10.628.830,00

RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET

IF THEREIS A SUPPLEMENTARY RETIREMENTS OR SURVIVOR'S PENSION PLAN IN FAVOUR OF THE PERSONNEL OR THE EXECUTIVES OF THE ENTERPRISE, A BRIEF DESCRIPTION OF SUCH PLAN OF THE MEASURES TAKEN BY THE ENTERPRISE TO COVER THE RESULTING CHARGES

	Code	Period
PENSIONS FUNDED BY THE ENTERPRISE		
Estimated amount of the commitments resulting for the enterprise from past services	9220	

Methods of estimation

RELATIONSHIPS WITH AFFILIATED ENTERPRISES AND ENTERPRISES LINKED BY PARTICIPATING INTERESTS

	Codes	Period	Previous period
AFFILIATED ENTERPRISES			
Financial fixed assets	(280/1)	3.094.810.034	3.115.691.522
Investments	(280)	3.094.810.034	3.115.691.522
Amounts receivable subordinated	9271		
Other amounts receivable	9281		
Amounts receivable	9291	230.724.870	373.883.509
After one year	9301		
Within one year	9311	230.724.870	373.883.509
Current investments	9321		
Shares	9331		
Amounts receivable	9341		
Amounts payable	9351	2.426.855.048	2.448.802.843
After one year	9361	918.000.000	1.068.000.000
Within one year	9371	1.508.855.048	1.380.802.843
Personal and real guarantees			
Provided or irrevocably promised by the enterprise, as security for debts or commitments of affiliated enterprises	9381		
Provided or irrevocably promised by affiliated enterprises as security for debts or commitments of the enterprise	9391		
Other substancial financial commitments	9401		
Financial results			
Income from financial fixed assets	9421	155.000.374	344.824.489
Income from financial fixed assets	9431	6.581.761	9.106.043
Other financial income	9441		
Debts charges	9461	118.084.742	119.087.573
Other financial charges	9471		
Gains and losses on disposal of fixed assets			
Obtained capital gains	9481	15.154.056	19.094.851
Obtained capital losses	9491	1	
ENTERPRISES LINKED BY PARTICIPATING INTERESTS			
Financial fixed assets	(282/3)	131.365	131.365
Investments	(282)	131.365	131.365
Amounts receivable subordinated	9272		
Other amounts receivable	9282		
Amounts receivable	9292		
After one year	9302		
Within one year	9312		
Amounts payable	9352		
After one year	9362		
Within one year	9372		

FINANCIAL RELATIONSHIPS WITH

DIRECTORS AND MANAGERS, INDIVIDUALS OR BODIES CORPORATE WHO CONTROL THE ENTERPRISE WITHOUT BEING ASSOCIATED THEREWITH OR OTHER ENTERPRISES CONTROLLED BY THESE PERSONS, OTHER ENTERPRISES CONTROLLED BY THE SUB B. MENTIONED PERSONS WITHOUT BEING ASSOCIATED THEREWITH

	Codes	Period
Amounts receivable from these persons	9500	
Conditions on amounts receivable		
Guarantees provided in their favour	9501	
Guarantees provided in their favour - Main condition		
Other significant commitments undertaken in their favour	9502	
Other significant commitments undertaken in their favour - Main condition		
Amount of direct and indirect remunerations and pensions, included in the income statement, as long as this disclosure does not concern exclusively or mainly, the situation of a single identifiable person		
To directors and managers	9503	
To former directors and former managers	9504	

AUDITORS OR PEOPLE THEY ARE LINKED TO

	Codes	Period
Auditor's fees	9505	476.000
Fees for exceptional services or special missions executed in the company by the auditor		
Other attestation missions	95061	83.447
Tax consultancy	95062	
Other missions external to the audit	95063	265.058
Fees for exceptional services or special missions executed in the company by people they are linked to		
Other attestation missions	95081	
Tax consultancy	95082	13.835
Other missions external to the audit	95083	25.025

Mention related to article 133 paragraph 6 from the Companies Code

In accordance with article 133 of the companies code, the audit commitee of Umicore has granted an exemption to exceed the ratio "one to one".

DERIVATIVES NOT MEASURED AT FAIR VALUE

FAIR VALUE OF FINANCIAL DERIVATIVES NOT MEASURED AT FAIR VALUE WITH INDICATION ABOUT THE NATURE AND THE VOLUME OF THE INSTRUMENTS

	Period
The MTM of the derivatives taken into equity in the consolidated accounts shows :	
a gain on metal commitments of	11.884.739
a loss on currency commitments of	-8.366.821

INFORMATION RELATING TO CONSOLIDATED ACCOUNTS

INFORMATION THAT MUST BE PROVIDED BY EACH COMPANY, THAT IS SUBJECT OF COMPANY LAW ON THE CONSOLIDATED ANNUAL ACCOUNTS OF ENTERPRISES

The enterprise has drawn up publiced a consolidated annual statement of accounts and a management report*

~~**The enterprise has not published a consolidated annual statement of accounts and a management report, since it is exempt for this obligation for the following reason***~~

The enterprise and its subsidiaries on consolidated basis exceed not more than one of the limits mentioned in art. 16 of Company Law*

The enterprise itself is a subsidiary of an enterprise which does prepare and publish consolidated accounts, in which her yearly statement of accounts is included*

If yes, justification of the compliance with all conditions for exemption set out in art. 113 par. 2 and 3 of Company Law:

Name, full address of the registered office and, for an enterprise governed by Belgian Law, the company number of the parent company preparing and publishing the consolidated accounts required:

INFORMATION TO DISCLOSE BY THE REPORTING ENTERPRISE BEING A SUBSIDIARY OR A JOINT SUBSIDIARY

Name, full address of the registered office and, for an enterprise governed by Belgian Law, the company number of the parent company(ies) and the specification whether the parent company(ies) prepare(s) and publish(es) consolidated annual accounts in which the annual accounts of the enterprise are included**

If the parent company(ies) is (are) (an) enterprise(s) governed by foreign law disclose where the consolidated accounts can be obtained**

---

* Delete where no appropriate.

** Where the accounts of the enterprise are consolidated at different levels, the information should be given for the consolidated aggregate at the highest level on the one hand and the lowest level on the other hand of which the enterprise is a subsidiary and for which consolidated accounts are prepared and published.

FINANCIAL RELATIONSHIPS OF THE GROUP LED BY THE COMPANY IN BELGIUM WITH THE AUDITOR(S) OR PEOPLE HE (THEY) IS (ARE) LINKED TO

	Codes	Period
Mentions related to article 134, paragraphs 4 and 5 from the Companies Law		
Auditor's fees for carrying out an auditor's mandate on the level of the group led by the company that publishes the information	9507	
Fees for exceptional services or special missions executed in this group by the auditor(s)		
Other attestation missions	95071	
Tax consultancy	95072	
Other missions external to the audit	95073	
Fees for the people they are linked to the auditor(s) for carrying out an auditor's mandate on the level of the group led by the company that publishes the information	9509	
Fees for exceptional services or special missions executed in this group by the people they are linked to the auditor(s)		
Other attestation missions	95091	
Tax consultancy	95092	
Other missions external to the audit	95093	

Mention related to article 133, paragraph 6 from the Companies Law

SOCIAL REPORT

Numbers of joint industrial committees which are competent for the enterprise:

STATEMENT OF THE PERSONS EMPLOYED

EMPLOYEES RECORDED IN THE STAFF REGISTER

During the period and the previous period	Codes	1. Full-time *(period)*	2. Part-time *(period)*	3. Total (T) or total of full-time equivalents (FTE) *(period)*	3P.Total (T) or total of full-time equivalents (FTE) *(previous period)*
Average number of employees	100	2.569,2	285,2	2.780,7 (FTE)	2.617,2 (FTE)
Number of hours actually worked	101	4.469.621	344.602	4.814.223 (T)	4.602.689 (T)
Personnel costs	102	204.667.592	14.948.664	219.616.256 (T)	210.552.851 (T)
Advantages in addition to wages	103	xxxxxxxxxxxxxxx	xxxxxxxxxxxxxxx	(T)	(T)

At the closing date of the period	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
Number of employees recorded in the personnel register	105	2.631	284	2.839,9
By nature of the employment contract				
Contract for an indefinite period	110	2.510	272	2.712,1
Contract for a definite period	111	121	12	127,8
Contract for the execution of a specifically assigned work	112			
Replacement contract	113			
According to the gender and by level of education				
Male	120	2.353	178	2.485,4
primary education	1200	719	96	788,9
secondary education	1201	1.001	58	1.045,3
higher education (non-university)	1202	336	17	348,6
university education	1203	297	7	302,6
Female	121	278	106	354,6
primary education	1210	13	16	24,5
secondary education	1211	64	22	78,4
higher education (non-university)	1212	129	59	172,4
university education	1213	72	9	79,3
By professional category				
Management staff	130	71	1	71,8
Employees	134	1.094	149	1.203,9
Workers	132	1.466	134	1.564,2
Other	133			

HIRED TEMPORARY STAFF AND PERSONNEL PLACED AT THE ENTERPRISE'S DISPOSAL

During the period	Codes	1. Temporary personnel	2. Persons placed at the disposal of the enterprise
Average number of employees	150	46,5	
Number of hours actually worked	151	91.829	
Charges of the enterprise	152	3.090.949	

TABLE OF PERSONNEL CHANGES DURING THE PERIOD

ENTRIES	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
Number of employees recorded on the personnel register during the financial year	205	301	18	312,4
By nature of the employment contract				
Contract for an indefinite period	210	197	9	203,9
Contract for a definite period	211	104	9	108,5
Contract for the execution of a specifically assigned work	212			
Replacement contract	213			

DEPARTURES	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
The number of employees with a in the staff register listed date of termination of the contract during the period	305	154	27	171,6
By nature of the employment contract				
Contract for an indefinite period	310	124	23	139,6
Contract for a definite period	311	30	4	32,0
Contract for the execution of a specifically assigned work	312			
Replacement contract	313			
According to the reason for termination of the employment contract				
Retirement	340	6		6,0
Early retirement	341	38	14	48,9
Dismissal	342	19		19,0
Other reason	343	91	13	97,7
Of which the number of persons who continue to render services to the enterprise at least half-time on a self-employed basis	350			

INFORMATION WITH REGARD TO TRAINING RECEIVED BY EMPLOYEES DURING THE PERIOD

	Codes	Male	Codes	Female
Total number of official advanced professional training projects received by employees at company expense				
Number of participating employees	5801	2.503	5811	380
Number of training hours	5802	51.915	5812	7.400
Costs for the company	5803	5.898.163	5813	725.014
of which gross costs directly linked to the training	58031	5.950.520	58131	718.935
of which paid contributions and deposits in collective funds	58032	194.874	58132	29.585
of which received subsidies (to be deducted)	58033	247.231	58133	23.506
Total number of less official and unofficial advance professional training projects received by employees at company expense				
Number of participating employees	5821	1.785	5831	371
Number of training hours	5822	106.140	5832	15.553
Costs for the company	5823	6.939.393	5833	1.063.118
Total number of initial professional training projects at company expense				
Number of participating employees	5841	16	5851	
Number of training hours	5842	6.863	5852	
Costs for the company	5843	232.721	5853	

VALUATION RULES

BTW	BE 0401.574.852

RECEIVED
2009 APR 22 P 2:24

ANNUAL REPORT UMICORE S.A. – FISCAL YEAR 2008

Umicore S.A.
Broekstraat 31
1000 Brussels

To the shareholders,

In accordance with legal and statutory obligations, we hereby report to you on the execution of our appointment for the year ended December 31st, 2008 and submit the annual accounts to your approval.

1. RESULT AND POSITION OF THE COMPANY

1.1. PROFIT AND LOSS STATEMENT

1.1.1. RESULT

For the past year 2008, the annual accounts of the company show a net profit after taxes of 30.860 KEUR versus a profit of 762.555 KEUR in the comparable period 2007. This means a decrease of 731.694 KEUR, as detailed below:

Profit	31/12/2008	31/12/2007	Delta
Operating result	113.334	116.528	-3.194
Financial result	-29.868	222.249	-252.117
Result from the ordinary activities	**83.466**	**338.776**	**-255.310**
Exceptional result	-52.431	425.775	-478.207
Profit before taxes	**31.035**	**764.552**	**-733.517**
Income taxes	-175	-1.997	1.823
Net profit of the year	**30.860**	**762.555**	**-731.694**

1.1.2. OPERATING RESULT

The operating result decreased from 116.528 KEUR in fiscal year 2007 to 113.334 KEUR for the period ended December 31st, 2008; or a decrease of 3.194 KEUR.

Compared to last year the business group Precious Metals Services contributed extra to the operating result. This favourable variance is offset by lower operating results of the business group Zinc Specialties. Results of the business group Advanced materials remained stable compared to last year.

Corporate results in 2008 were much lower compared to 2007 as the 2007 results contained one off positive results on the repurchasing of strategic hedges of the zinc smelting and alloying activity for an amount of 43.470 KEUR; partially offset by the expenses incurred on the IPO of Nyrstar.

1.1.3. ECONOMICAL CONTEXT BY ACTIVITY

A. PRECIOUS METALS SERVICES

Refining revenues grew relative to the previous year as a result of higher received metal prices, higher input volumes and further improvements to the input mix and better average terms year-on-year.

Supply conditions for most materials remained excellent. Arrivals of by-products from the non-ferrous and precious metals refining industry were up in 2008. High volumes of most recyclables were processed, especially industrial catalysts. The recovery of spent automotive catalysts, however, decreased significantly towards year end.

Despite overall declining metal prices, the metal price component in the revenues increased, reflecting prices that were locked in previous periods.

The business group generated higher revenues from secondary metals and by-products such as sulphuric acid.

The new pre-concentration plant has been fully operational since the second half of the year, increasing the operational flexibility and reducing inventory levels.

B. ADVANCED MATERIALS

The Advanced Materials business group shows results comparable to last year.

For the Cobalt and Specialty Materials businesses the annual sales volumes of cathode materials for rechargeable batteries were at the same level as in 2007, despite a sharp drop off in deliveries in the fourth quarter. This was the result of the shut-down of production lines at key customers. Battery producers have started to destock materials which had been built up in anticipation of continued linear growth in battery demand. Sales levels of new-generation cathode materials continued to progress well due to increased demand for use in power applications such as power tools and hybrid vehicles.

Umicore's battery recycling technology attracted further interest from many major automotive OEMs. Sales volumes of extra fine cobalt powders for both diamond and hard-metal tooling applications were down year-on-year. Average premiums for these powders remained steady.

Sales of cobalt and nickel products for most applications including ceramics, tyre production and plating fell sharply in the fourth quarter. The exception was sales of cobalt and nickel products for catalytic applications which continued to grow throughout the year. Refining volumes were well up as higher average cobalt prices led to an increased availability of materials. Recycling volumes also increased due to intensified efforts to source secondary materials.

The Electro-optic materials business continued to perform well in 2008. Sales of substrates were well up for the full year driven by increased demand in satellite applications, but also by increased sales for terrestrial concentrator photovoltaic and LED applications. Sales of germanium blanks for infra-red optics applications showed also a strong progression year-on-year.

C. ZINC SPECIALTIES

For Zinc Chemicals the operating result is lower than last year due to decreased sales volumes in all product categories impacted by significant reduction in orders from customers in the fourth quarter. Increased energy costs and declining refining margins on tolling activities had an unfavourable impact on the result.

In Building Products the results were influenced by lower sales volumes, due to slowdown in deliveries in the fourth quarter. Decreasing lead prices made that inventories had to be depreciated.

The Zinc battery materials showed a stable performance.

1.1.4. FINANCIAL RESULT

The financial result declined from 222.249 KEUR profit in 2007 to 29.868 KEUR losses at the end of FY 2008, a variance of 252.117 KEUR. This variance is driven by:

- The income from dividends decreased from 345.205 KEUR YTD December 2007 to 155.493 KEUR for the year 2008, or a decrease of 189.712 KEUR. 2007 figures included one time exceptional dividends received from Umicore Holding Germany. The most important dividends received during the fiscal year 2008 were: Umicore Finance Luxembourg, Umicore USA, Umicore Korea, Umicore Australia, Umicore Financial Services, Umicore Specialty Materials Brugge and Nyrstar.
- A fair value adjustment was booked on the own shares in portfolio for an amount of 64.670 KEUR: Belgian GAAP requires that own shares, considered as short term investments, are valued at closing rate (14,07 EUR/ share) if the latter is lower than the acquisition cost.

1.1.5. EXCEPTIONAL RESULT

At December 31st, 2008, the exceptional income of 43.472 KEUR includes the surplus values realised on the sale of financial assets (sold to 3rd parties: Padaeng and to a group company: UMS Deutschland); the sale of land to NIRAS and income generated from additional gold-price-related settlements linked to the sale of the gold mining concession in Guinea by Umicore in 1992, recorded in the statutory books as cash is received. Provisions for environmental expenses and litigations have been closed and generated reversals: Grâce-Hollogne, Moretusburg.
Extraordinary charges amount to 95.903 KEUR. Main items included are:

- A fair value adjustment of the Nyrstar shares (valuation of 2.19 EUR/share at December 31st, 2008 stock price quotation);
- Fair value adjustments on financial assets - main adjustments : Duksan, Umicore Specialty Materials Brugge and Umicore Australia;
- Some smaller adjustments of environmental provisions.

In FY 2007, the exceptional income of 559.206 KEUR included the capital gain realised on the sale of assets related to the creation of Nyrstar, capital gains realised on the intercompany sale of financial assets to Umicore Finance Luxembourg and income generated from additional gold-price-related settlements linked to the sale of the gold mining concession in Guinea by Umicore in 1992. The exceptional expenses of 133.430 KEUR related to statutory losses booked on the IPO Nyrstar transaction, and also included fair value adjustments booked on financial assets. Extra increases were made for environmental provisions for different sites within Belgium.

BTW	BE 0401.574.852

1.1.6. ALLOCATION OF THE RESULT

Taking into account profits carried forward for an amount of 512.320 KEUR and a transfer from the untaxed reserves amounting 3.400 KEUR, the profit to be allocated amounts to 546.580 KEUR.
Umicore's Board of Directors will propose to the shareholders a gross dividend of 0.65 EUR per share at the ordinary general meeting.

1.2. BALANCE SHEET

1.2.1. MOVEMENTS OF THE CAPITAL AND SHARE PREMIUM

Consequently to the resolutions of the shareholders meeting on February 5th, the 'capital' was brought from 466.558 KEUR to 500.000 KEUR or a variance of 33.441 KEUR: the capital was decreased on the one hand by an amount of 55.318 KEUR by transferring to the 'reserves' all untaxed reserves previously incorporated into the capital and on the other hand increased by an amount of 88.760 KEUR by deduction on the carried-forward benefit without issuance of new shares.

1.2.2. OWN SHARES

The own shares value decreased from 289.349 KEUR at December 31st, 2007 to 109.147 KEUR at December 31st, 2008. The variance of 180.202 KEUR is detailed below:

Own shares	Number	KEUR
Balance per 01/01/2008	10.411.770	289.349
Cancellation of own shares :		
- shareholders meeting Feb. 5th, 2008	-5.986.625	-196.452
- shareholders meeting Dec. 9th, 2008	-5.000.000	-162.495
Purchases Jan. 08 – Dec. 08 :	9.012.002	251.825
Exercises of options and free shares Jan. 08 – Dec 08	-679.425	-8.411
Fair value adjustment		-64.670
Balance per 31/12/2008	7.757.722	109.147

1.2.3. INVESTMENTS IN INTANGIBLE ASSETS

Investments in intangible assets increased by 13.470 KEUR compared to last year, mainly related to capitalisation of IS related projects and SAP Licenses.

1.2.4. INVESTMENTS IN FIXED ASSETS

Investments in fixed assets were recorded for a total amount of 93.062 KEUR. The main investments were made at Hoboken, of which the most important ones is the completion of the modernisation of the Precious Metals Concentration plant and the renovation of the Hoboken Site.

The main capital expenditures in the plant in Olen concern the new power plant of which the works started in April 2008 and forecasted to be operational in the first quarter of 2009. The renovation of the high voltage network and the new raw material warehouse were completed. Replacements investments in the nickel purification area were started. In the germanium plant, investments continued on capacity increase and process changes in the substrate production plant.

1.2.5. FINANCIAL ASSETS

The financial assets decreased from 3.128.129 KEUR at 31/12/2007 to 3.115.552 KEUR in 2008, or a change of 12.577 KEUR.

The company sold its participations, for a total book value of 195.844 KEUR, in Umicore Holding Germany III to Umicore Holding Germany I, its remaining shares in Padaeng to Asia Plus Securities Plc. and UMS Deutschland to Umicore AG & Co KG. The capital of Umicore France was reduced by 30.000 KEUR.

On the other hand the company increased the capital of the German Holding companies by 250.000 KEUR and Umicore Long Term Finance by 99.950 KEUR. Umicore Oxyde Belgium was acquired from Umicore Zinkwit.

Fair value adjustments on financial assets were booked related to Nyrstar, Duksan and affiliates (see above under § 1.1.5)

1.2.6. INVENTORIES

The total value of inventories increased from 235.382 KEUR in 2007 to 257.258 KEUR in 2008, or a variance of 21.876 KEUR, due to increased finished products stock, work in progress and higher advance payments.

1.2.7. AMOUNTS RECEIVABLE WITHIN ONE YEAR

Amounts receivable within one year decreased with 218.742 KEUR compared to last year. 81.359 KEUR is due to decreased trade debtors, mainly related to falling metal prices and reduced business activity in the fourth quarter. The other amounts receivable show a decrease of 137.383 KEUR compared to previous year, mainly due to lower deposits with Umicore Financial Services.

1.2.8. TREASURY INVESTMENTS

The investments in own shares decreased from 289.349 KEUR to 109.147 KEUR: see pt. 1.2.2 own shares.

1.2.9. ENVIRONMENT AND PROVISION FOR LIABLILITIES AND CHARGES

Further progress was made towards completing the remediation of the historical pollution of different sites in Belgium. The soil remediation in the nearby residential areas of the Flemish sites has been completed. Remedial actions on the sites themselves and in the wider surroundings are ongoing. Ownership of the site of Grâce-Hollogne was transferred to regional authorities for further development.

For a more detailed analysis on objectives and main realizations we refer to the annual report on the consolidated group accounts.

1.2.10. DEBTS PAYABLE AFTER MORE THAN ONE YEAR

The long term debt increased from 1.068.074 KEUR last year to 1.153.074 KEUR at the end of 2008, or an increase of 85.000 KEUR. New bank loans for an amount of 235.000 KEUR were partly compensated by the reimbursement of loans to Umicore Financial Services (150.000 KEUR)

1.3. PERSONNEL (social balance)

More details are available in the annual report on the consolidated group accounts.

2. SUBSEQUENT EVENTS

A review of the different options regarding the future of the lead sheet activity in Overpelt has been completed. Umicore has announced its intention to close this operation and has initiated consultation with the Works Council and union representatives. The closure would affect 48 jobs.

3. DEVELOPMENT OF THE COMPANY.

The Board of Directors reports that during the accounting year there were no circumstances that considerably influenced the development of the company.

4. RESEARCH AND DEVELOPMENT

The strategy and policy on research and development are determined at group level. For a more detailed analysis of the research and development activities we refer to the annual report on the consolidated group accounts.

5. BRANCHES

The company has no branches.

6. CONTINUITY

The company has no losses carried forward. Article 96.6° is not applicable.

BTW	BE 0401.574.852

7. RISK MANAGEMENT, UNCERTAINTIES AND FINANCIAL INSTRUMENTS

The objectives and management approach on risk management, uncertainties and financial instruments are valid for the entire group. These policies are explained in extenso in the annual report on the consolidated accounts.

8. IMPORTANT EVENTS

The extraordinary general meeting of February 5th, 2008 agreed the cancellation of 1.197.325 old Umicore shares. As a result the number stood at 25.000.000.

The company has received the authorization to proceed with a one-for-five stock split, which took place on February 29th, 2008. Since that date the number of shares is 125.000.000 with the consequent effect on the price of the share.

On December 9th, 2008 the decision was taken to cancel 5.000.000 shares, bringing the total number of shares to 120.000.000.

9. CONFLICT OF INTEREST (Companies' code – article 523)

On November 19, 2008, prior to the Board discussing the remuneration of Mr Thomas Leysen, Thomas Leysen declared that he had a direct material interest in these matters. Consequently, in accordance with Article 523 of the Company code, Thomas Leysen was not present during the Board's discussions concerning this decision and did not take part in the voting.

On November 19, 2008, prior to the Board discussing the remuneration of Marc Grynberg, Marc Grynberg declared that he had a direct material interest in these matters. Consequently, in accordance with Article 523 of the Company code, Marc Grynberg was not present during the Board's discussions concerning this decision and did not take part in the voting.

These two decisions will have the effect on the company's net worth as described in the chapter "Governance report – remuneration" of the annual report on the consolidated accounts.

On February 11, 2009, prior to the Board discussing or taking any decision, Thomas Leysen and Marc Grynberg declared that they had a direct material interest in the implementation of the decisions taken by the Board relating to a special portion of stock options in recognition of Thomas Leysen's contribution to Umicore as Chief Executive Officer during a period of eight years and insofar as Marc Grynberg would be beneficiary of the Stock Option Plan of which the approval is submitted to the Board. In accordance with Article 523 of the Company code, these directors withdrew and, consequently, were not present during the Board's discussions concerning this decision and did not take part in the voting.

This decision will have the following effects on the company's net worth: either, to the extent that the company were to decide to retain the shares it holds today, the financing and opportunity cost of maintaining such shares in its portfolio until the options' exercise date or, to the extent that the company were to decide to sell such shares at a later date, the difference between the price to exercise the shares and the market values of the shares that Umicore would have to buy at that date.

10. STATUTORY AUDITOR

The world-wide audit remuneration for the statutory auditor and its affiliated companies totalled 2.700 KEUR, including an amount of 2.200 KEUR for the statutory audit missions (476 KEUR for the audit of the mother company) and 500 KEUR for non-statutory audit services

including audit-related and other attestation services (100 KEUR), tax related services (100 KEUR) and other non-audit related services (300 KEUR).

The statutory auditor's mandate will expire at the 2011 ordinary general meeting.

11. DISCHARGE

In accordance with legal and statutory requirements, we hereby request to discharge the Directors and statutory auditor for the execution of their appointment for the accounting year 2008.

The Board of Directors
Brussels, March 30th, 2009.

PRICEWATERHOUSECOOPERS

UMICORE S.A.

Statutory auditor's report to the general shareholders' meeting on the annual accounts as of and for the year ended 31 December 2008

30 March 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Reviseurs d'Entreprises
PricewaterhouseCoopers
Bedrijfsrevisoren
Woluwe Garden
Woluwedal 18
B-1932 Sint-Stevens-Woluwe
Telephone +32 (0)2 710 4211
Facsimile +32 (0)2 710 4299
www.pwc.com

STATUTORY AUDITOR'S REPORT TO THE GENERAL SHAREHOLDERS' MEETING ON THE ANNUAL ACCOUNTS OF THE COMPANY UMICORE S.A. AS OF AND FOR THE YEAR ENDED 31 DECEMBER 2008

As required by law and the company's articles of association, we report to you in the context of our appointment as the company's statutory auditor. This report includes our opinion on the annual accounts and the required additional disclosures and information.

Unqualified opinion on the annual accounts

We have audited the annual accounts of Umicore S.A. as of and for the year ended 31 December 2008, prepared in accordance with the financial reporting framework applicable in Belgium, and which show a balance-sheet total of EUR 4.139.908.190 and a profit for the year of EUR 30.860.478.

The company's board of directors is responsible for the preparation of the annual accounts. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of annual accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with the legal requirements applicable in Belgium and with Belgian auditing standards, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement.

In accordance with the auditing standards referred to above, we have carried out procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The selection of these procedures is a matter for our judgment, as is the assessment of the risk that the annual accounts contain material misstatements, whether due to fraud or error. In making this risk assessment, we have considered the company's internal control relating to the preparation and fair presentation of the annual accounts, in order to design audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. We have also evaluated the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as the presentation of the annual accounts taken as a whole. Finally, we have obtained from the board of directors and company officials the explanations and information necessary for our audit. We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

In our opinion, the annual accounts give a true and fair view of the company's net worth and financial position as of 31 December 2008 and of its results for the year then ended in accordance with the financial reporting framework applicable in Belgium.

Additional remarks and information

The company's board of directors is responsible for the preparation and content of the management report, and for ensuring that the company complies with the Companies' Code and the company's articles of association.

Our responsibility is to include in our report the following additional remarks and information, which do not have any effect on our opinion on the annual accounts:

- The management report deals with the information required by the law and is consistent with the annual accounts. However, we are not in a position to express an opinion on the description of the principal risks and uncertainties facing the company, the state of its affairs, its foreseeable development or the significant influence of certain events on its future development. Nevertheless, we can confirm that the information provided is not in obvious contradiction with the information we have acquired in the context of our appointment.

- Without prejudice to certain formal aspects of minor importance, the accounting records are maintained in accordance with the legal and regulatory requirements applicable in Belgium.

PRICEWATERHOUSECOOPERS

- We have no knowledge/are unaware of any transactions undertaken or decisions taken in breach of the company's statutes or the Companies' Code such as we would be obliged to report to you. The appropriation of results proposed to the general meeting is in accordance with the relevant requirements of the law and the company's articles of association.

- In accordance with article 523 of the Companies' Code, we are also required to report to you on the following transactions, which have taken place since your last ordinary general meeting : in accordance with article 523 of the Companies' Code, we have been informed that two directors have a conflicting interest of a financial nature in a decision taken by the Board of Directors on 19 November 2008 and 11 February 2009, in connection respectively with their remunerations and a stock-option plan. This decision will have the following effects on the company's net worth : either, to the extent that the company were to decide to retain the shares it holds today, the financing and opportunity cost of maintaining such shares in its portfolio until the options' exercise date or, to the extent that the company were to decide to sell such shares at a later date, the difference, at the date the options are exercised, between the options' exercise price and the market value of the shares that Umicore would have to buy at that date.

30 March 2009

The Statutory Auditor
PricewaterhouseCoopers Reviseurs d'Entreprises/Bedrijfsrevisoren
Represented by

Raf Vander Stichele
Bedrijfsrevisor

umicore

Press release
CP-2009-10-R

Regulated Information

3 April 2009
08:00 CET

Umicore sells its electronic packaging materials activity

Umicore has signed an agreement to sell its small electronic packaging materials business activity to German-based precious metals and technology group Heraeus.

The business produces soft solder wires and pastes for electronic die-attach applications. All 36 employees at its operations in Hanau (Germany) and Singapore are to be transferred to the new owner. The transaction is expected to be closed by the end of April.

In parallel, Umicore sold its 15.88% shareholding in Duksan Hi-Metal Co. Ltd. of South Korea, a leading producer of ball grid arrays.

Umicore's presence in both activities was too small to achieve a leadership position on a standalone basis.

The total combined cash proceeds from these divestments are approximately € 12 million.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

phone: +32 2 227 71 11
fax: +32 2 227 79 00
e-mail: info@umicore.com

BTW: BE0401 574 852
Bank: 210-0053806-23
TRB: 85382

For more information

Investor Relations:

Mr. Tim WEEKES - +32 2 227 73 98 - tim.weekes@umicore.com

Mr. Geoffroy RASKIN - +32 2 227 71 47 - geoffroy.raskin@umicore.com

Mr Axel DE NYS - +32 2 227 70 25 - axel.denys@umicore.com

Media:

Mr. Bart CROLS - +32 2 227 71 29 - +32 476 98 01 21 - bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units, be it in products that are essential to everyday life or those at the cutting edge of new technological developments.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference. Umicore generates approximately 50% of its revenues and spends approximately 80% of its R&D budget in the area of clean technology, such as emission control catalysts, materials for rechargeable batteries and photovoltaics, fuel cells, and precious metals recycling. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 9.2 billion (€ 2.1 billion excluding metal) in 2008 and currently employs some 15,500 people.